Exhibit 99.2

Execution Version

CAZOO GROUP LTD

as Issuer

4%/2% CASH/PAYMENT-IN-KIND TOGGLE SENIOR SECURED NOTES DUE 2027

INDENTURE

Dated as of December 6, 2023

CAZOO HOLDINGS LIMITED, CAZOO LTD, CAZOO PROPERTIES LIMITED, IMPERIAL CAR SUPERMARKETS LIMITED, IMPERIAL CARS OF SWANWICK LIMITED, CAZOO SUBSCRIPTION SERVICES LIMITED, CAZOO WHOLESALE SERVICES LIMITED, PROJECT CHICAGO NEWCO LIMITED, ARCTOS HOLDINGS LIMITED, MOORGATE HOUSE (NEWCO) LIMITED, GBJ DEVELOPMENTS LIMITED, CD AUCTION GROUP LIMITED, CAZOO SUPPORT SERVICES LIMITED, ENSCO 1109 LIMITED, SMH FLEET SOLUTIONS LIMITED, AND VANS 365 LIMITED

as Issue Date Guarantors

U.S. BANK TRUST COMPANY, NATIONAL ASSOCIATION

as Trustee

GLAS TRUST CORPORATION LIMITED

as Security Agent

U.S. BANK TRUST COMPANY, NATIONAL ASSOCIATION

as Paying Agent, Transfer Agent and Registrar

i

EXHIBITS

Exhibit A	FORM OF NOTE
Exhibit B	FORM OF CERTIFICATE OF TRANSFER
Exhibit C	FORM OF CERTIFICATE OF EXCHANGE
Exhibit D	FORM OF SUPPLEMENTAL INDENTURE TO BE DELIVERED BY SUBSEQUENT GUARANTORS
Exhibit E	FORM OF SOLVENCY CERTIFICATE
Exhibit F	AGREED SECURITY PRINCIPLES
Exhibit G	FUNDAMENTAL INTERECREDITOR RIGHTS
Exhibit H	Agreed Form Intra-Group Loan Agreement

SCHEDULES

Schedule A	CONDITIONS PRECEDENT DOCUMENTS

v

INDENTURE dated as of December 6, 2023 among Cazoo Group Ltd, an exempted company with limited liability incorporated under the laws of the Cayman Islands (the “Issuer”), Cazoo Holdings Limited, Cazoo Ltd, Cazoo Properties Limited, Imperial Car Supermarkets Limited, Imperial Cars of Swanwick Limited, Cazoo Subscription Services Limited, Cazoo Wholesale Services Limited, Project Chicago Newco Limited, Arctos Holdings Limited, Moorgate House (Newco) Limited, GBJ Developments Limited, CD Auction Group Limited, Cazoo Support Services Limited, Ensco 1109 Limited, SMH Fleet Solutions Limited, and Vans 365 Limited (together, the “Issue Date Guarantors”), U.S. Bank Trust Company, National Association, as trustee (the “Trustee”), paying agent (the “Paying Agent”), transfer agent (the “Transfer Agent”) and notes registrar (the “Registrar”), and GLAS Trust Corporation Limited, as security agent (the “Security Agent”).

The Issuer and the Trustee agree as follows for the benefit of each other and for the equal and ratable benefit of the Holders (as defined below) of the 4%/2% Cash/Payment-in-Kind Toggle Senior Secured Notes due 2027 (the “Notes”) and any Additional Notes which may be issued hereunder in accordance with the terms hereof.

ARTICLE 1
DEFINITIONS AND INCORPORATION
BY REFERENCE

Section 1.01 Definitions.

“144A Global Notes” means the global note representing the portion of Notes sold within the United States to qualified institutional buyers pursuant to Section 4(a)(2) under the Securities Act bearing the Global Note Legend and the Private Placement Legend and deposited with the custodian on behalf of DTC, and registered in the name of DTC or its nominee, in each case, for credit to an account of a direct or indirect participant in DTC, that will be issued in an initial amount equal to the principal amount of the Notes sold to qualified institutional buyers in reliance on Section 4(a)(2) under the Securities Act.

“Acquired Indebtedness” means Indebtedness of a Person or any of its Subsidiaries existing at the time such Person becomes a Restricted Subsidiary or is merged into or consolidated with any other Person or that is assumed in connection with the acquisition of assets from such Person and, in each case, not Incurred by such Person in connection with, or in anticipation or contemplation of, such Person becoming a Restricted Subsidiary or such merger, consolidation or acquisition.

“Additional Assets” means:

(1)	any property or assets (other than Indebtedness and Capital Stock) in a Related Business including newly acquired property or assets and improvements of existing property or assets;

(2)	the Capital Stock of a Person that becomes a Restricted Subsidiary as a result of the acquisition of such Capital Stock by the Issuer or a Restricted Subsidiary; or

(3)	Capital Stock constituting a minority interest in any Person that at such time is a Restricted Subsidiary.

provided, however, that, in the case of clauses (2) and (3), such Restricted Subsidiary is primarily engaged in a Related Business.

“Additional Notes” has the meaning given to it in Section 2.01 (Form and Dating).

“Affiliate” of any specified Person means any other Person, directly or indirectly, controlling or controlled by or under direct or indirect common control with such specified Person. For the purposes of this definition, “control” when used with respect to any Person means the power to direct the management and policies of such Person, directly or indirectly, whether through the ownership of voting securities, by contract or otherwise. The terms “controlling” and “controlled” have meanings correlative to the foregoing.

“Agent” means any Registrar, co-registrar, Transfer Agent, Authenticating Agent, Paying Agent or additional paying agent.

“Agreed Form Intra-group Loan Agreement” has the meaning given to it in Section 4.26 (Intra-group Receivables Undertaking).

“Agreed Security Principles” means the security principles as set out, from time to time, in Annex F to this Indenture, as applied mutatis mutandis with respect to the Notes reasonably and in good faith by the Issuer.

“Applicable Premium” means, with respect to any Note on any redemption date, the greater of

(1)	1.0% of the principal amount of such Note; and

(2)	the excess of (i) the present value on such redemption date of (A) the redemption price of such Note at November 15, 2025 (such redemption price being set forth in the table appearing in Section 3.07(c) hereof, exclusive of any accrued and unpaid interest), plus (B) all required remaining scheduled interest payments due on the Notes through November 15, 2025 (but excluding accrued and unpaid interest to the redemption date and assuming all interest payments were made in the form of cash interest), in each case computed using a discount rate equal to the Treasury Rate plus 50 basis points, over (ii) the principal amount of such Note on such redemption date.

The calculation of the Applicable Premium shall be made by the Issuer or on behalf of the Issuer by such Person as the Issuer shall designate and shall be conclusive in the absence of manifest error. For the avoidance of doubt, the calculation of the applicable premium shall not be the obligation or responsibility of the Trustee or the Paying Agent.

“Applicable Procedures” means, with respect to any transfer or exchange of or for Book-Entry Interests in any Global Note, the rules and procedures of DTC that apply to such transfer or exchange.

“Asset Disposition” means any direct or indirect sale, lease (other than an operating lease entered into in the ordinary course of business), conveyance, transfer, assignment or any other disposition, or series of related sales, conveyances, transfers, assignments, leases or other dispositions that form part of a common plan by the Issuer or any of its Restricted Subsidiaries, including any disposition by means of a merger, consolidation or similar transaction (each referred to for the purposes of this definition as a “disposition”), of any shares of Capital Stock of any Subsidiary (other than directors’ qualifying shares or shares required by applicable law to be held by a Person other than the Issuer or any of its Subsidiaries) or any other assets of the Issuer or any of its Restricted Subsidiaries, other than:

(1)	a disposition by a Restricted Subsidiary to the Issuer or by the Issuer or a Restricted Subsidiary to a Restricted Subsidiary;

(2)	a disposition of cash or Cash Equivalents;

(3)	for purposes of Section 4.10 only, a disposition that constitutes a Restricted Payment permitted by Section 4.07 or a Permitted Investment;

(4)	transactions permitted by Section 5.01(a) or transactions constituting a Change of Control;

(5)	dispositions in connection with Permitted Liens, foreclosures on assets and any release of claims which have been written down or written off;

(6)	dispositions of obsolete or worn out equipment or equipment that is no longer used or useful in the conduct of the business of the Issuer and its Restricted Subsidiaries and which is disposed of in the ordinary course of business;

(7)	any sale, transfer or other disposition of Securitization Assets and related assets in connection with any Qualified Securitization Financing;

(8)	dispositions of inventory and goods of sale in the ordinary course of business and dispositions of vehicles, vehicle parts, vehicle supplies and other related assets in the ordinary course of business;

(9)	the licensing, sublicensing or sale of intellectual property or other intangibles and licenses in the ordinary course of business which do not materially interfere with the ordinary conduct of the business of the Issuer or any of its Restricted Subsidiaries;

(10)	dispositions of Capital Stock, Indebtedness or other securities of an Unrestricted Subsidiary;

(11)	the granting of Liens not prohibited by Section 4.12;

(12)	dispositions of receivables in connection with the compromise, settlement or collection thereof or surrender or waiver of contract rights or settlement, release of contract, tort or other claim, in each case, in the ordinary course of business;

(13)	dispositions required by law or any governmental authority or agency;

(14)	any exchange of assets for assets related to a Related Business of comparable or greater market value, as determined in good faith by the principal financial officer and the principal executive officer of the Issuer;

(15)	sales, transfers or other dispositions of Investments in joint ventures to the extent required by, or made pursuant to, customary buy/sell arrangements between the joint venture parties set forth in joint venture agreements and similar binding agreements; provided that any cash or Cash Equivalents received in such sale, transfer or disposition is applied in accordance with Section 4.10;

(16)	taking by eminent domain, condemnation or any similar action with respect to any property or other assets;

(17)	any enforcement action taken in accordance with any Intercreditor Agreement or any Additional Intercreditor Agreement;

(18)	dispositions of assets the Fair Market Value of which does not exceed £5 million in any transaction or series of related transactions;

(19)	an issuance of Capital Stock by a Restricted Subsidiary to the Issuer or to a Restricted Subsidiary or as part of or pursuant to an equity incentive or compensation plan approved by the Board of Directors of the Issuer;

(20)	dispositions of assets pursuant to the sale and leaseback transaction with Geenhous Limited related to the Cold Meece freehold property, provided that all net cash proceeds received by Cazoo Properties Limited of such dispositions relating to the Cold Meece freehold property shall be promptly used for the repayment of the amounts owed to Cazoo Holdings Limited by Cazoo Properties Limited under any intercompany loan agreement or similar arrangements (if any) to Cazoo Holdings Limited;

(21)	any disposition of vehicle, vehicle parts, vehicle supplies or other related inventory, including any participations or beneficial interests therein, in connection with any Floor Plan Facility, provided that any such disposition is on then market terms, on an arm’s length basis, in the ordinary course of business;

(22)	the disposition of any assets (including Capital Stock) made in connection with the approval of any applicable antitrust authority or otherwise necessary or advisable in the reasonable determination of the Issuer to consummate any acquisition, provided that any such disposition shall not result in the release of any Guarantee.

“Assigned Receivables Transfer” has the meaning given to it in Section 4.26 (Intra-group Receivables Undertaking).

“Authority” means The International Stock Exchange Authority Limited.

“Available Liquidity” has the meaning given to that term in Section 4.24 (Minimum Liquidity).

“Bankruptcy Law” means to the extent applicable (a) Title 11 of the U.S. Code (as may be amended from time to time), (b) the U.K. Insolvency Act 1986, as amended (together with the rules and regulations made pursuant thereto), (c) the UK Corporate Insolvency and Governance Act 2020, (d) a scheme of arrangement or restructuring plan pursuant to Part 26 or Part 26A of the United Kingdom Companies Act 2006 and related proceedings under Chapter 15 of the U.S. Bankruptcy Code solely in respect of the recognition of such scheme of arrangement or restructuring plan or (e) any other law of the United States (or any political subdivision thereof), England and Wales (or any political subdivision thereof) or the Cayman Islands (or any political subdivision thereof) or the similar laws of any other relevant jurisdiction or any political subdivision thereof relating to bankruptcy, moratorium, administration, composition or arrangement, insolvency, receivership, winding up, liquidation, reorganization or relief of debtors and in each case, any amendment to, succession to or change in any such law.

“Board of Directors” means (i) with respect to the Issuer or any corporation, the board of directors or managers, as applicable, of the corporation, or any duly authorized committee thereof; (ii) with respect to any partnership, the board of directors or other governing body of the general partner, as applicable, of the partnership or any duly authorized committee thereof; (iii) with respect to a limited liability company, the managing member or members or any duly authorized controlling committee thereof; and (iv) with respect to any other Person, the board or any duly authorized committee of such Person serving a similar function.

“Book-Entry Interest” means a beneficial interest in a Global Note held by or through a Participant or an Indirect Participant.

“Business Day” means any day which is a day (other than a Saturday or a Sunday) on which banks are open for general business in New York and London or any place of payment on the Notes.

“Capital Stock” of any Person means any and all shares, interests, rights to purchase, warrants, options, participations or other equivalents of or interests in (however designated) equity of such Person (but excluding any debt securities convertible into such equity).

“Capitalized Lease Obligation” means an obligation that is required to be classified and accounted for as a capitalized lease for financial reporting purposes in accordance with IFRS, and the amount of Indebtedness represented by such obligation shall be the capitalized amount of such obligation at the time any determination thereof is to be made as determined in accordance with IFRS, under such lease prior to the first date such lease may be terminated without penalty.

“Cash Equivalents” means:

(1)	securities issued or directly and fully guaranteed or insured by the United States Government or any agency or instrumentality of the United States, the United Kingdom or any agency or instrumentality thereof or a member state of the European Union (other than Greece, Ireland, Italy, Portugal or Spain) or any agency or instrumentality thereof (provided, however, that the full faith and credit of the United States, the United Kingdom or such member state of the European Union is pledged in support thereof), having maturities of not more than one year from the date of acquisition;

(2)	certificates of deposit, time deposits, Eurodollar time deposits, overnight bank deposits or bankers’ acceptances having maturities of not more than one year from the date of acquisition thereof issued by any commercial bank or trust company; provided that such bank or trust company has capital, surplus and undivided profits aggregating in excess of £250 million (or the foreign currency equivalent thereof as of the date of such investment) and whose long term debt is rated “Baa3” or higher by Moody’s or “BBB−” or higher by Standard & Poor’s or the equivalent rating category of another internationally recognized rating agency;

(3)	repurchase obligations with a term of not more than seven days for underlying securities of the types described in clauses (1) and (2) entered into with any bank meeting the qualifications specified in clause (2) of this definition;

(4)	commercial paper rated at the time of acquisition thereof at least “A-2” or the equivalent thereof by Standard & Poor’s Ratings Services or “P-2”or the equivalent thereof by Moody’s Investors Service, Inc., or carrying an equivalent rating by an internationally recognized rating agency, if both of the two named rating agencies cease publishing ratings of investments, and in any case maturing within one year after the date of acquisition thereof; and

(5)	interests in any investment company or money market fund which invests 95% or more of its assets in instruments of the type specified in clauses (1) through (4) of this definition.

“Change of Control” means the occurrence of any of the following:

(1)	the Issuer becoming aware of (by way of a report or any other filing pursuant to Section 13(d) of the U.S. Exchange Act, proxy, vote, written notice or otherwise) any “person” or “group” of related persons (as such terms are used in Sections 13(d) and 14(d) of the U.S. Exchange Act as in effect on the Issue Date) other than a Permitted Holder is or becomes the “beneficial owner” (as defined in Rules 13d-3 and 13d-5 under the U.S. Exchange Act as in effect on the Issue Date), directly or indirectly, of more than 50% of the issued and outstanding Voting Stock of the Issuer measured by voting power rather than number of shares;

(2)	the Issuer ceasing to hold 100% of the equity interest in Cazoo Holdings Limited;

(3)	the sale, lease, transfer, conveyance or other disposition (other than by way of merger, or consolidation or other business combination transaction), in one or a series of related transactions, of all or substantially all of the assets of the Issuer and its Restricted Subsidiaries taken as a whole to a Person other than the Issuer, one of its Restricted Subsidiaries or a Permitted Holder; or

(4)	the adoption of a plan relating to the liquidation, winding up or other disposition of all or substantially all of assets of the Issuer.

Notwithstanding the foregoing, (1) a transaction will not be deemed to involve a Change of Control solely as a result of the Issuer becoming a direct or indirect wholly-owned subsidiary of a holding company (even if such holding company owns more than 50% of the Voting Stock of the Issuer) if (i) the direct or indirect holders of the Voting Stock of such holding company immediately following that transaction are substantially the same as the holders of our Voting Stock immediately prior to that transaction or (ii) immediately following that transaction no Person (other than a holding company satisfying the requirements of this sentence) is the beneficial owner, directly or indirectly, of more than 50% of the Voting Stock of such holding company, (2) the right to acquire Voting Stock (so long as such Person does not have the right to direct the voting of the Voting Stock subject to such right) will not cause a party to be a beneficial owner and (3) any Voting Stock of which any Permitted Holder is the beneficial owner shall not be included in any Voting Stock of which any other person or group is the beneficial owner, unless that person or group is not an Affiliate of a Permitted Holder and has greater voting power with respect to that Voting Stock of such Permitted Holder.

“CHL Blocked Account” means a bank account of Cazoo Holdings Limited, which may be a money market account, holding a minimum balance of at least £50,000,000 at all times and subject to a first priority fixed charge created in favor of the Security Agent pursuant to and in accordance with the Security Documents.

“Collateral” means any and all assets from time to time over which a Lien has been or will be provided on the Issue Date or thereafter pursuant to any Security Document to secure the obligations under the Notes and/or any Note Guarantee.

“Commission” or “SEC” means the U.S. Securities and Exchange Commission.

“Commodity Agreement” means, with respect to any Person, any commodity or raw material futures contract, commodity or raw materials option, or any other similar agreement or arrangement designed to protect against or manage exposure to fluctuations in the price of commodity or raw materials actually used in the ordinary course of business of such Person.

“Consolidated EBITDA” for any period means, without duplication, the Consolidated Net Income for such period, plus to the extent deducted in calculating such Consolidated Net Income:

(1)	Fixed Charges for such period; plus

(2)	any amount of tax on profits, gains or income whether paid or accrued by the Issuer and its Restricted Subsidiaries for such period; plus

(3)	any amount attributable to any amortization of the Issuer and its Restricted Subsidiaries (including amortization of any goodwill arising from purchase accounting) and any depreciation of the Issuer and its Restricted Subsidiaries for such period; plus

(4)	the amount of “run rate” cost savings, operating expense reductions and cost synergies related to mergers and other business combinations, acquisitions, divestitures, restructurings, other operating expense reductions, cost savings initiatives and other similar initiatives consummated or implemented after the Issue Date that are reasonably identifiable and factually supportable and projected by the Issuer in good faith to result from actions taken or to be taken within the next twelve months in connection with a merger or other business combination, acquisition, divestiture, restructuring, cost savings initiative or other initiative, net the amount of actual benefits realized during such period from such actions; provided that no cost savings, operating expense reductions and cost synergies shall be added pursuant to this defined term to the extent duplicative of any expenses or charges otherwise added to Consolidated Net Income or Consolidated EBITDA (or included in the calculation of any financial ratio), whether through a pro forma adjustment or otherwise, for such period; plus

(5)	any fees, costs, expenses or charges related to any actual, proposed or contemplated Equity Offering, issuance of warrants, exchange offer, incurrence of Indebtedness permitted to be Incurred by this Indenture (including a refinancing, replacement or restructuring thereof), Investment, acquisition, disposition or recapitalization (whether or not successful), including (i) all fees, expenses or charges (including rating agency fees and related expenses) related to the offer and sale of the Notes, and (ii) any amendment, waiver or other modification of the Notes or any other Indebtedness permitted to be Incurred under this Indenture, in each case, whether or not consummated, to the extent the same were deducted (and not added back) in computing Consolidated Net Income; plus

(6)	(i) the amount of any incurred restructuring charge, accrual or reserve (and adjustments to existing reserves), integration cost or other business optimization expense or cost (including incurred charges directly related to the implementation of cost-savings initiatives) that is deducted (and not added back) in such period in computing Consolidated Net Income, including any one-time costs incurred in connection with acquisitions or divestitures after the Issue Date, including those related to any severance, retention, signing bonuses, relocation, recruiting and other employee related costs, internal costs in respect of strategic initiatives and curtailments or modifications to pension and post-retirement employment benefit plans (including any settlement of pension liabilities), systems developments and establishment costs, future lease commitments and costs related to the opening and closure and/or consolidation of facilities and to exiting lines of business and consulting fees incurred with any of the foregoing and (ii) incurred fees, costs and expenses associated with acquisition related litigation and settlements thereof; plus

(7)	earn-out and contingent consideration obligations (including to the extent accounted for as bonuses or otherwise) and adjustments thereof and purchase price adjustments; plus

(8)	all adjustments of the nature used in connection with the calculation of “Adjusted EBITDA” as set forth in the Offering Memorandum applied in good faith to the extent such adjustments continue to be applicable during the period in which Consolidated EBITDA is being calculated; plus

(9)	the amount of any minority interest expenses deducted in calculating Consolidated Net Income; less

(10)	the following non-cash items taken into account in calculating such Consolidated Net Income:

(a)	income from the release of investment grants for fixed assets, or

(b)	income from appreciation or revaluation of fixed assets.

Notwithstanding the preceding sentence, clauses (2) and (3) relating to amounts of a Restricted Subsidiary of the Issuer will be added to Consolidated Net Income to compute Consolidated EBITDA of the Issuer only to the extent (and in the same proportion) that the net income (loss) of such Restricted Subsidiary was included in calculating the Consolidated Net Income of the Issuer.

“Consolidated Net Income” means, for any period, the profit (loss) for the period of the Issuer and its Restricted Subsidiaries determined on a consolidated basis in accordance with IFRS; provided, however, that there shall not be included in such Consolidated Net Income:

(1)	any profit (loss) for the period of any Person (other than the Issuer) if such Person is not a Restricted Subsidiary, except that:

(a)	subject to the limitations contained in clauses (2), (3) and (4) of this definition, the Issuer’s equity in the net income of any such Person for such period shall be included in such Consolidated Net Income up to the aggregate amount of cash actually distributed by such Person during such period to the Issuer or a Restricted Subsidiary as a dividend or other distribution or return on investment; and

(b)	the Issuer’s equity in a net loss of any such Person (other than an Unrestricted Subsidiary) for such period shall be included in determining such Consolidated Net Income to the extent such loss has been funded with cash from the Issuer or a Restricted Subsidiary;

(2)	any net after-tax gain (loss) realized upon the sale or other disposition of any asset (including Capital Stock) of the Issuer or its Restricted Subsidiaries which is not sold or otherwise disposed of in the ordinary course of business (as determined in good faith by an Officer or the Board of Directors of the Issuer);

(3)	any net after-tax goodwill impairment;

(4)	the non-cash impact of any capitalized interest on any Subordinated Shareholder Debt;

(5)	the cumulative effect of a change in material accounting principles after the Issue Date;

(6)	any extraordinary gain, loss or charge as determined in good faith by the Issuer;

(7)	any unrealized gains or losses in respect of Hedging Obligations or any ineffectiveness recognized in earnings related to qualifying hedge transactions or the fair value or changes therein recognized in earnings for derivatives that do not qualify as hedge transactions, in each case, in respect of Hedging Obligations;

(8)	(a) any asset impairments charges or the financial impacts of natural disasters (including fire, flood and storm and related events); or (b)(x) any one-time non-cash charges or amortization or depreciation, or (y) any one-time cash charges, in each case, in relation to any acquisition of, or merger or consolidation with, another Person or business or resulting from any restructuring, reorganization, redundancy or severance;

(9)	[reserved];

(10)	any fees, expenses, charges or other costs related to the issuance of any Capital Stock, or any Permitted Investment, acquisition, disposition, recapitalization or listing or the Incurrence of Indebtedness permitted to be Incurred under Section 4.09 (including refinancing thereof) whether or not successful, including (i) such fees, expenses or charges related to any Incurrence of Indebtedness issuance and (ii) any amendment or other modification of any documentation for Indebtedness;

(11)	any foreign currency translation gains or losses;

(12)	minority interest expense consisting of subsidiary income attributable to minority equity interests of third parties in any non-wholly owned Restricted Subsidiary in such period or any prior period, except to the extent of dividends declared or paid on, or other cash payments in respect of, Capital Stock held by such parties;

(13)	any expenses, charges, reserves or other costs related to the Transactions;

(14)	any non-cash compensation charge or expense arising from any grant of stock, stock options or other equity-based awards;

(15)	any extraordinary, exceptional, one-off, or nonrecurring loss, charge or expense (including any charges, expenses or reserves in respect of any restructuring, redundancy or severance expense or relocation costs, one-time compensation charges, integration and facilities’ opening costs and other business optimization expenses and operating improvements (including related to new product introductions)), systems development and establishment costs, accruals or reserves (including restructuring and integration costs related to acquisitions after the Issue Date and adjustments to existing reserves), whether or not classified as restructuring expense on the consolidated financial statements, signing costs, retention or completion bonuses, transition costs, costs related to closure/consolidation of facilities, internal costs in respect of strategic initiatives and curtailments or modifications to pension and post-retirement employee benefit plans (including any settlement of pension liabilities), contract terminations and professional and consulting fees incurred with any of the foregoing; and

(16)	deferred financing costs written off and premium paid or other expenses Incurred directly in connection with any early extinguishment of Indebtedness and any net loss from any write-off or forgiveness of Indebtedness.

“Consolidated Net Leverage Ratio” as of any date of determination, means the ratio of (1) Consolidated Total Net Indebtedness of the Issuer and its Restricted Subsidiaries to (2) the Issuer’s Consolidated EBITDA for the most recently ended four full fiscal quarter period for which internal financial statements are available immediately preceding the date on which such event for which such calculation is being made shall occur, with such pro forma adjustments to Consolidated EBITDA as are appropriate and consistent with the pro forma adjustment provisions set forth in the definition of “Fixed Charge Coverage Ratio”, except for clause (2) of such definition.

“Consolidated Secured Net Debt Ratio” as of any date of determination, means the ratio of (1) Consolidated Total Net Indebtedness of the Issuer and its Restricted Subsidiaries that is secured by Liens to (2) the Issuer’s Consolidated EBITDA for the most recently ended four full fiscal quarter period for which internal financial statements are available immediately preceding the date on which such event for which such calculation is being made shall occur, in each case with such pro forma adjustments to Consolidated Total Indebtedness and Consolidated EBITDA as are appropriate and consistent with the pro forma adjustment provisions set forth in the definition of “Fixed Charge Coverage Ratio”.

“Consolidated Total Assets” means the total assets of the Issuer on a consolidated basis based on the most recent quarterly balance sheet available to the Issuer (giving pro forma effect to any acquisition of assets made after the date of the most recent quarterly balance sheet).

“Consolidated Total Indebtedness” means, as at any date of determination, an amount equal to the sum of (1) the aggregate principal amount of all outstanding Indebtedness (excluding clause (1)(i) of the definition of “Indebtedness”) of the Issuer and its Restricted Subsidiaries on a consolidated basis consisting of Indebtedness for borrowed money, obligations in respect of Capitalized Lease Obligations and debt obligations evidenced by promissory notes and similar instruments (and excluding, for the avoidance of doubt, all obligations relating to Qualified Securitization Financings) and (2) the aggregate amount of all outstanding Disqualified Stock of the Issuer and all preferred stock of its Restricted Subsidiaries on a consolidated basis, with the amount of such Disqualified Stock and preferred stock equal to the greater of their respective voluntary or involuntary liquidation preferences and maximum fixed repurchase prices, in each case determined on a consolidated basis in accordance with IFRS. For purposes hereof, the “maximum fixed repurchase price” of any Disqualified Stock or preferred stock that does not have a fixed repurchase price shall be calculated in accordance with the terms of such Disqualified Stock or preferred stock as if such Disqualified Stock or preferred stock were purchased on any date on which Consolidated Total Indebtedness shall be required to be determined pursuant to this Indenture, and if such price is based upon, or measured by, the Fair Market Value of such Disqualified Stock or preferred stock, such Fair Market Value shall be determined reasonably and in good faith by the Issuer.

“Consolidated Total Net Indebtedness” means, as at any date of determination, Consolidated Total Indebtedness minus available cash and Cash Equivalents that would be stated on a balance sheet of the Issuer and its Restricted Subsidiaries as of such date in accordance with IFRS.

“Contingent Obligations” means, with respect to any Person, any obligation of such Person guaranteeing in any manner, whether directly or indirectly, any operating lease, dividend or other obligation that, in each case, does not constitute Indebtedness (“primary obligations”) of any other Person (the “primary obligor”), including any obligation of such Person, whether or not contingent:

(1)	to purchase any such primary obligation or any property constituting direct or indirect security therefor;

(2)	to advance or supply funds:

(a)	for the purchase or payment of any such primary obligation; or

(b)	to maintain the working capital or equity capital of the primary obligor or otherwise to maintain the net worth or solvency of the primary obligor; or

(3)	to purchase property, securities or services primarily for the purpose of assuring the owner of any such primary obligation of the ability of the primary obligor to make payment of such primary obligation against loss in respect thereof.

“Credit Facility” means, one or more debt facilities, instruments or arrangements or commercial paper facilities or overdraft facilities or conditions of issue or trust deeds or indentures or note purchase agreements, in each case, with banks, other institutions, funds or investors, providing for revolving credit loans, receivables financing (including through the sale of receivables to such institutions or to special purpose entities formed to borrow from such institutions against such receivables), letters of credit, bonds, notes, debentures or other corporate debt instruments or other Indebtedness, in each case, as amended, restated, modified, renewed, refunded, replaced, restructured, refinanced, repaid, increased or extended in whole or in part from time to time (and whether in whole or in part and whether or not with the original administrative agent and lenders or another administrative agent or agents or other banks or institutions and whether provided under one or more credit or other agreements, conditions of issue, trust deeds, indentures, financing agreements or otherwise) and in each case including all agreements, instruments and documents executed and delivered pursuant to or in connection with the foregoing (including any notes and letters of credit issued pursuant thereto and any Guarantee and collateral agreement, patent and trademark security agreement, mortgages or letter of credit applications and other Guarantees, pledges, agreements, security agreements and collateral documents). Without limiting the generality of the foregoing, the term “Credit Facility” shall include any agreement or instrument (1) changing the maturity of any Indebtedness Incurred thereunder or contemplated thereby, (2) adding or removing Subsidiaries of the Issuer as additional borrowers, companies or guarantors thereunder, (3) increasing the amount of Indebtedness Incurred thereunder or available to be borrowed thereunder or (4) otherwise altering the terms and conditions thereof.

“Currency Agreement” means, in respect of a Person, any foreign exchange contract, currency swap agreement, currency futures contract, currency option contract, currency derivative or other similar agreement as to which such Person is a party or a beneficiary.

“Default” means any event which is, or after notice or passage of time or both would be, an Event of Default.

“Definitive Registered Note” means a certificated Note in a minimum principal amount of US$1,000 and integral multiples of US$1 above US$1,000 registered in the name of the Holder thereof and issued in accordance with Section 2.06 hereof, substantially in the form of Exhibit A hereto and bearing the Private Placement Legend, except that such Note shall not bear the Global Note Legend and shall not have the “Schedule of Exchanges of Interests in the Global Note” attached thereto.

“Depositary” means, with respect to the Notes issuable or issued in whole or in part in global form, DTC, in each case, including any and all successors thereto appointed as Depositary hereunder and having become such pursuant to the applicable provision(s) of this Indenture.

“Designated Non-Cash Consideration” means the Fair Market Value of non-cash consideration received by the Issuer or one of its Restricted Subsidiaries in connection with an Asset Disposition that is so designated as Designated Non-Cash Consideration pursuant to an Officer’s Certificate, setting forth the basis of such valuation, less the amount of cash or Cash Equivalents received in connection with a subsequent payment, redemption, retirement, sale or other disposition of such Designated Non-Cash Consideration. A particular item of Designated Non-Cash Consideration will no longer be considered to be outstanding when and to the extent it has been paid, redeemed or otherwise retired or sold or otherwise disposed of in compliance with Section 4.10.

“Disinterested Director” means, with respect to any transaction or series of related transactions, a member of the Issuer’s Board of Directors who does not have any personal stake in or with respect to such transaction or series of related transactions.

“Disqualified Stock” means, with respect to any Person, any Capital Stock of such Person which by its terms (or by the terms of any security into which it is convertible or for which it is exchangeable) or upon the happening of any event:

(1)	matures or is mandatory redeemable pursuant to a sinking fund obligation or otherwise;

(2)	is convertible or exchangeable for Indebtedness or Disqualified Stock (excluding Capital Stock which is convertible or exchangeable solely at the option of the Issuer or a Restricted Subsidiary); or

(3)	is redeemable at the option of the holder of the Capital Stock in whole or in part, in each case on or prior to the date that is 91 days after the earlier of the date (a) of the stated maturity of the Notes or (b) on which there are no Notes outstanding;

provided, however, that only the portion of Capital Stock which so matures or is mandatorily redeemable, is so convertible or exchangeable or is so redeemable at the option of the holder thereof prior to such date shall be deemed to be Disqualified Stock; provided further, however, that any Capital Stock that would constitute Disqualified Stock solely because the holders thereof have the right to require the Issuer to repurchase such Capital Stock upon the occurrence of a change of control or asset disposition (each defined in a substantially identical manner to the corresponding definitions in this Indenture) shall not constitute Disqualified Stock if the terms of such Capital Stock (and all such securities into which it is convertible or for which it is ratable or exchangeable) provide that the Issuer may not repurchase or redeem any such Capital Stock (and all such securities into which it is convertible or for which it is ratable or exchangeable) pursuant to such provision prior to compliance by the Issuer with Section 4.14 and Sections 3.10 and 4.10 and such repurchase or redemption complies with Section 4.07.

“DTC” means The Depository Trust Company or any successor thereof.

“Equity Offering” means a bona fide underwritten primary public offering or private placement of Capital Stock (other than Disqualified Stock) of the Issuer or any Holding Company to the extent the proceeds from such offering or private placement are contributed to the Issuer’s ordinary share capital (other than through a Parent Debt Contribution) or are paid to the Issuer as consideration for the issuance of ordinary shares of the Issuer, either (in the case of a public offering):

(1)	pursuant to a flotation on the New York Stock Exchange, Nasdaq or any other nationally Recognized Stock Exchange or listing authority in the United States, the United Kingdom or a member state of the European Union; or

(2)	pursuant to an effective registration statement under the Securities Act (other than a registration statement on Form S-8 or otherwise relating to Capital Stock issued or issuable under any employee benefit plan).

“Escrowed Proceeds” means the proceeds from the offering of any debt securities or other Indebtedness paid into escrow accounts with an independent escrow agent on the date of the applicable offering or incurrence pursuant to escrow arrangements that permit the release of amounts on deposit in such escrow accounts upon satisfaction of certain conditions or the occurrence of certain events. The term “Escrowed Proceeds” shall include any interest earned on the amounts held in escrow.

“Exchange” means The International Stock Exchange.

“Excluded Assets” means, in each case, subject to the Agreed Security Principles:

(1)	(a) vehicles, vehicle parts, supplies or other inventory and related assets which secure or are subject to a negative pledge under Floor Plan Facilities existing on the Issue Date or entered into after the Issue Date (such loans, in each case, permitted under Section 4.09) and (b) transporter vehicles that secure or are subject to a negative pledge under arrangements used to finance such transporter vehicles, existing on the Issue Date or entered into in the ordinary course of business after the Issue Date (such arrangements, in each case, permitted under Section 4.09), provided, in each case, no assets under these limbs (a) and (b) shall be deemed to be an Excluded Asset solely as a result of any such Floor Plan Facilities or other arrangements unless (x) such Floor Plan Facility or other arrangement was entered into in the ordinary course of business and (y) the primary purpose of securing or entering into such Floor Plan Facility or other arrangement was not the inclusion of such asset in Excluded Assets;

(2)	any asset or property right of any nature if the grant of such security interest shall constitute or result in (A) the violation of any applicable law; (B) the abandonment, invalidation or unenforceability of such asset or property right or the loss of use of such asset or property right or (C) a breach, termination or default under any violation of lease, license, contract or agreement existing on the Issue Date or on the date of the acquisition of such asset or property right (other than any property acquired by a Restricted Subsidiary subject to any such contract or other agreement to the extent such contract or other agreement was incurred in contemplation of such acquisition) to the extent that (i) such contracts are permitted to contain such restrictions under provisions of the Indenture and (ii) all reasonable endeavors to obtain consents or waivers to subject any such assets to transaction security shall be used by the relevant security grantor, in each case other than to the extent, and only so long as, such prohibition is not terminated or rendered unenforceable or that any such term would be rendered ineffective pursuant to any applicable law (including insolvency laws) or principles of equity, to which the Issuer or any Guarantor is party; provided, however, that such security interest shall attach immediately at such time as the condition causing such abandonment, invalidation or unenforceability shall be remedied and to the extent severable, shall attach immediately to any portion of such lease, license, contract, property rights or agreement that does not result in any of the consequences specified in clause (A), (B) or (C) above;

(3)	any property right of any nature to the extent that any applicable law or regulation prohibits the creation of a security interest thereon of any relevant jurisdiction or any other applicable law (including insolvency laws or principles of equity) or requires a consent not obtained of any governmental authority pursuant to applicable law;

(4)	any real property owned, leased or operated by the Issuer or any Guarantor, whether by lease, license, or other means, together with, in each case, all easements, hereditaments and appurtenances relating thereto, and all improvements and appurtenant fixtures thereon; and

(5)	(i) any Capital Stock of any joint venture or subsidiary of the Issuer that is not a Wholly Owned Subsidiary only to the extent and for so long as the terms of the organizational documents pursuant to which such joint venture or subsidiary is organized validly prohibits the creation of a security interest in such Capital Stock (other than to the extent that any such term would be rendered ineffective pursuant to any other applicable law (including Insolvency Laws or principles of equity) and (ii) any Capital Stock in any subsidiary that is not a Restricted Subsidiary;

provided that, notwithstanding anything to the contrary contained above in this definition, (i) if and so long as any asset that was an Excluded Asset ceases to constitute an Excluded Asset pursuant to all of the above clauses (1) through (5), at such time such asset automatically shall become subject to the Lien granted to the Security Agent, and (ii) any proceeds received by the Issuer or any Guarantor from the sale, transfer or other disposition of any Excluded Asset shall constitute Collateral unless such proceeds are themselves subject to the exclusions set forth in clauses (1) through (5) above.

“Existing Notes” means the $630,000,000 aggregate principal amount of Convertible Senior Notes due 2027.

“Existing Notes Indenture” means the indenture, dated as of February 16, 2022, between the Issuer and U.S. Bank Trust Company, National Association, as the trustee, under which the Existing Notes were issued.

“Fair Market Value” means the value that would be paid by a willing buyer to an unaffiliated willing seller in an arm’s length transaction not involving distress or necessity of either party, determined in good faith by the principal financial officer and the principal executive officer of the Issuer or the Board of Directors of the Issuer.

“Financial Indebtedness” means any Indebtedness described under clauses (1)(a), (1)(b), (1)(e), (1)(f) and (1)(h) of the definition of “Indebtedness”.

“Fixed Charge Coverage Ratio” means as of any date of determination, with respect to the Issuer and its Restricted Subsidiaries, the ratio of (i) the aggregate amount of Consolidated EBITDA for the period of the most recently ended four consecutive full fiscal quarters ending prior to the date of such determination for which consolidated financial statements of the Issuer are available to (ii) Fixed Charges for such four consecutive full fiscal quarters; provided, however, that:

(1)	if the Issuer or any Restricted Subsidiary:

(a)	has Incurred any Indebtedness since the beginning of such period that remains outstanding on such date of determination or if the transaction giving rise to the need to calculate the Fixed Charge Coverage Ratio is an Incurrence of Indebtedness, Consolidated EBITDA and Fixed Charges for such period shall be calculated after giving effect on a pro forma basis to such Indebtedness as if such Indebtedness had been Incurred on the first day of such period (except that in making such computation, the amount of Indebtedness under any revolving credit facility outstanding on the date of such calculation shall be deemed to be (i) the average daily balance of such Indebtedness during such four quarter period or such shorter period for which such facility was outstanding or (ii) if such facility was created after the end of such four quarter period, the average daily balance of such Indebtedness during the period from the date of creation of such facility to the date of such calculation); or

(b)	has repaid, repurchased, defeased or otherwise discharged any Indebtedness since the beginning of the period that is no longer outstanding on such date of determination or if the transaction giving rise to the need to calculate the Fixed Charge Coverage Ratio involves a discharge of Indebtedness (in each case other than Indebtedness Incurred under any revolving credit facility unless such Indebtedness has been permanently repaid and the related commitment terminated), Consolidated EBITDA and Fixed Charges for such period shall be calculated after giving effect on a pro forma basis to such discharge of such Indebtedness, including with the proceeds of such new Indebtedness, as if such discharge had occurred on the first day of such period;

(2)	the pro forma calculation of Fixed Charges shall not give effect to (i) any Indebtedness Incurred on such date of calculation pursuant to Section 4.09(b) or (ii) the discharge on such date of calculation of any Indebtedness to the extent that such discharge results from the proceeds Incurred pursuant to Section 4.09(b);

(3)	if since the beginning of such period the Issuer or any Restricted Subsidiary will have made any Asset Disposition or discontinued any company, division, operating unit, segment, business or line of business or if the transaction giving rise to the need to calculate the Fixed Charge Coverage Ratio includes such a transaction:

(a)	the Consolidated EBITDA for such period shall be reduced by an amount equal to the Consolidated EBITDA (if positive) directly attributable to the assets which are the subject of such Asset Disposition or discontinuation for such period or increased by an amount equal to the Consolidated EBITDA (if negative) directly attributable thereto for such period; and

(b)	Fixed Charges for such period shall be reduced by an amount equal to the Fixed Charges directly attributable to any Indebtedness of the Issuer or any Restricted Subsidiary repaid, repurchased, defeased or otherwise discharged with respect to the Issuer and its continuing Restricted Subsidiaries in connection with such Asset Disposition or discontinuation for such period (or, if the Capital Stock of any Restricted Subsidiary is sold, Fixed Charges for such period shall be reduced by the amount of Fixed Charges directly attributable to the Indebtedness of such Restricted Subsidiary to the extent the Issuer and its continuing Restricted Subsidiaries are no longer liable for such Indebtedness after such sale);

(4)	if since the beginning of such period the Issuer or any Restricted Subsidiary (by merger or otherwise) will have made an Investment in any Restricted Subsidiary (or any Person which becomes a Restricted Subsidiary or is merged with or into the Issuer) or an acquisition of assets, including any acquisition of assets occurring in connection with a transaction requiring a calculation to be made hereunder, and which constitutes all or substantially all of a company, division, operating unit, segment, business, group of related assets or line of business, Consolidated EBITDA and Fixed Charges for such period shall be calculated after giving pro forma effect thereto (including the Incurrence of any Indebtedness) as if such Investment or acquisition occurred on the first day of such period; and

(5)	if since the beginning of such period any Person (that subsequently became a Restricted Subsidiary or was merged with or into the Issuer or any Restricted Subsidiary since the beginning of such period) will have Incurred any Indebtedness or discharged any Indebtedness, made any Asset Disposition or any Investment or acquisition of assets that would have required an adjustment pursuant to clause (3) or (4) of this definition if made by the Issuer or a Restricted Subsidiary during such period, Consolidated EBITDA and Fixed Charges for such period shall be calculated after giving pro forma effect thereto as if such Incurrence or discharge of Indebtedness, Asset Disposition or Investment or acquisition of assets occurred on the first day of such period.

For purposes of this definition, whenever pro forma effect is to be given to any calculation under this definition, the pro forma calculations (including, without limitation, in respect of anticipated expense or cost savings and expense or cost synergies relating to any such transaction) shall be determined in good faith by a responsible financial or accounting officer of the Issuer. If any Indebtedness bears a floating rate of interest and is being given pro forma effect, the interest expense on such Indebtedness shall be calculated as if the rate in effect on the date of determination had been the applicable rate for the entire period (taking into account any Interest Rate Agreement applicable to such Indebtedness).

“Fixed Charges” means, with respect to the Issuer and its Restricted Subsidiaries for any period, the sum, without duplication, of:

(1)	the consolidated interest expense (net of interest income) of the Issuer and its Restricted Subsidiaries for such period, whether paid or accrued, including without limitation:

(a)	amortization of debt discount, debt issuance costs, commissions, fees, discounts, prepayment fees, premium or charges and other finance costs in respect of Financial Indebtedness whether paid or payable and depreciation of any such financing costs capitalized during such period (but excluding in each case (x) financing costs such as legal fees, advisory costs, security valuation expenses or similar expenses, (y) any commissions, fees, discounts, prepayment fees, premium, swap termination costs or other charges or payments Incurred in connection with the Transactions and (z) commissions, discounts, yield and other fees and charges related to any Qualified Securitization Financing), and

(b)	the interest portion of any deferred payment obligation with respect to any Financial Indebtedness; plus

(2)	any interest on Indebtedness of another Person that is guaranteed by the Issuer or one of its Restricted Subsidiaries or secured by a Lien on assets of the Issuer or one of its Subsidiaries whether or not such Guarantee or Lien is called upon; plus

(3)	the product of (a) all dividends, whether paid or accrued and whether or not in cash, on any series of Disqualified Stock of the Issuer or on any series of preferred stock of any Restricted Subsidiaries of the Issuer other than dividends to the Issuer or a Restricted Subsidiary of the Issuer, times (b) a fraction, the numerator of which is one and the denominator of which is one minus the then current combined federal, state and local statutory tax rate of such Person, expressed as a decimal, in each case, determined on a consolidated basis in accordance with IFRS; plus

(4)	interest expense attributable to Capitalized Lease Obligations; plus

(5)	non-cash interest expense; plus

(6)	costs associated with Hedging Obligations related to Indebtedness (but excluding any non-cash interest expense or income attributable to the movement in the mark to market valuation thereof); plus

(7)	interest expense capitalized during such period (but excluding such interest on Subordinated Shareholder Debt).

“Floor Plan Facility” means any stocking loan or other similar financing Indebtedness all or substantially all of the net proceeds of which are used to purchase, finance or refinance vehicles and/or vehicle parts, supplies, other inventory or other assets, to be sold or otherwise used in the ordinary course of business of the Issuer and its Subsidiaries.

“Fundamental Intercreditor Rights” means the fundamental intercreditor rights as set out, from time to time, in Exhibit G to this Indenture.

“GBP” or “£” means British pound, the lawful currency of the United Kingdom.

“GBP Equivalent” means, with respect to any monetary amount in a currency other than GBP, at any time of determination thereof, the amount of GBP obtained by converting such currency other than GBP involved in such computation into GBP at the spot rate for the purchase of GBP with the applicable currency other than GBP as published in the Financial Times in the “Currency and Financial Data” section (or if the Financial Times is no longer published, or if such information is no longer available in the Financial Times, such source as may be selected in good faith by the Issuer) on the date of such determination. Except as expressly provided otherwise, whenever it is necessary to determine whether the Issuer or any of its Restricted Subsidiaries has complied with any covenant or other provision in the Indenture or if there has occurred an Event of Default and an amount is expressed in a currency other than the GBP, such amount will be treated as the GBP Equivalent determined as of the date such amount is initially determined in such non-GBP currency.

“Global Note Legend” means the legend set forth in Section 2.06(f)(2) hereof, which is required to be placed on all Global Notes issued under this Indenture.

“Global Notes” means, individually and collectively, each of the global notes, substantially in the form of Exhibit A hereto, bearing the Private Placement Legend and the Global Note Legend, issued in accordance with Sections 2.01 and 2.06.

“Guarantee” means any obligation, contingent or otherwise, of any Person directly or indirectly guaranteeing any Indebtedness of any other Person, including any such obligation, direct or indirect, contingent or otherwise, of such Person:

(1)	to purchase or pay (or advance or supply funds for the purchase or payment of) such Indebtedness of such other Person (whether arising by virtue of partnership arrangements, or by agreement to keep-well, to purchase assets, goods, securities or services, to take-or-pay, or to maintain financial statement conditions or otherwise); or

(2)	entered into for purposes of assuring in any other manner the obligee of such Indebtedness of the payment thereof or to protect such obligee against loss in respect thereof (in whole or in part);

provided, however, that the term “Guarantee” shall not include endorsements for collection or deposit in the ordinary course of business. The term “Guarantee” used as a verb has a corresponding meaning.

“Guarantor” means the Issue Date Guarantors and any Subsidiary of the Issuer that guarantees the Notes until such Note Guarantee is released in accordance with the terms of this Indenture.

“Hedging Agreements” means any Interest Rate Agreement, Currency Agreement or Commodity Agreement.

“Hedging Obligations” of any Person means the obligations of such Person pursuant to any Hedging Agreement.

“Holder”, as applied to any Note, or other similar terms (but excluding the term “beneficial holder”), means any Person in whose name at the time a particular Note is registered on the note register.

“Holding Company” means a Parent Entity or any Person of which the Issuer at any time is or becomes a Subsidiary after the Issue Date and any holding companies established by any Permitted Holder for purposes of holding its investment in any Holding Company.

“Holding Company Expenses” means:

(1)	costs (including all professional fees and expenses) Incurred by any Holding Company in connection with reporting obligations under or otherwise Incurred in connection with compliance with applicable laws, rules or regulations of any governmental, regulatory or self-regulatory body or stock exchange, this Indenture or any other agreement or instrument relating to Indebtedness of the Issuer or any Restricted Subsidiary;

(2)	customary indemnification obligations of any Holding Company owing to directors, officers, employees or other Persons under its charter or by-laws or pursuant to written agreements with any such Person to the extent relating to the Issuer and its Subsidiaries;

(3)	obligations of any Holding Company in respect of director and officer insurance (including premiums therefor) to the extent relating to the Issuer and its Subsidiaries;

(4)	fees and expenses payable by any Holding Company in connection with the Transactions;

(5)	reasonable general corporate overhead expenses, including but not limited to (a) professional fees and expenses and other operational expenses of any Holding Company related to the ownership or operation of the business of the Issuer or any of its Restricted Subsidiaries, (b) costs and expenses with respect to any litigation or other dispute relating to the Transactions or the ownership or operations, directly or indirectly, by any Holding Company, (c) any taxes and other fees and expenses required to maintain such Holding Company’s corporate existence and to provide for other ordinary course operating costs, including reasonable customary salary, bonus and other benefits payable to, and indemnities provided on behalf of, officers and employees of such Holding Company and (d) to reimburse reasonable out-of-pocket expenses of the Board of Directors of such Holding Company;

(6)	expenses Incurred by any Holding Company in connection with any sale of Capital Stock or Indebtedness:

(a)	where the net proceeds of such offering or sale are intended to be received by or contributed to the Issuer or a Restricted Subsidiary;

(b)	in a pro-rated amount of such expenses in proportion to the amount of such net proceeds intended to be so received or contributed; or

(c)	otherwise on an interim basis prior to completion of such offering so long as any Holding Company shall cause the amount of such expenses to be repaid to the Issuer or the relevant Restricted Subsidiary out of the proceeds of such offering promptly if completed; and

(7)	amounts to enable a Holding Company of the Issuer to pay taxes, duties or similar amounts; pay fees, expenses and other costs incurred in acting as, or maintaining its existence as, a Holding Company of the Issuer and its Subsidiaries and/or host of any management incentive scheme or similar arrangement or arising by operation of law or in the ordinary course of administration of its business as a Holding Company of the Issuer; and/or meet substance requirements for tax purposes;

provided, in each case, that such expense relates to the Issuer and its Subsidiaries in the ordinary course of business and has been deducted from Consolidated Net Income as an expense.

“IAI Global Note” means one or more Global Notes substantially in the form of Exhibit A bearing the Global Note Legend and the Private Placement Legend and deposited with the Custodian and registered in the name of Cede & Co., as nominee for DTC, that will be issued in a denomination equal to the outstanding principal amount of the Notes sold to IAIs within the meaning of Rule 501(a)(1), (2), (3), (7), (8), (9), (12) or (13) under Regulation D of the Securities Act.

“IFRS” means the International Financial Reporting Standards as endorsed by the European Union (a) for purposes of Section 4.03, as in effect from time to time and (b) for other purposes of this Indenture, as in effect on the Issue Date. Except as otherwise set forth in this Indenture, all ratios and calculations based on IFRS contained in this Indenture shall be computed in accordance with IFRS as in effect on the Issue Date; provided that at any date after the Issue Date, the Issuer may, by written notice to the Trustee and the Holders, make an election to establish that IFRS means IFRS as in effect on a date that is after the Issue Date and on or prior to the date of such election; provided further that any such election, once made, shall be irrevocable.

“Incur” means issue, create, assume, Guarantee, incur or otherwise become liable for (contingently or otherwise); provided, however, that any Indebtedness or Capital Stock of a Person existing at the time such Person becomes a Restricted Subsidiary (whether by merger, consolidation, acquisition or otherwise) shall be deemed to be Incurred by such Restricted Subsidiary at the time it becomes a Restricted Subsidiary; and further provided that for purposes of Section 4.09(a), the obligation to pay the deferred and unpaid purchase price of property is considered Incurred on the date of signing the related purchase agreement if the delivery and taking title of such property under such purchase agreement is not subject to any conditions within the control of the purchaser and such delivery and taking title of such property will be completed less than six months after the signing of the related purchase agreement. The terms “Incurred” and “Incurrence” have meanings correlative to the foregoing.

“Indebtedness”

(1)	means, with respect to any Person on any date of determination (without duplication):

(a)	the principal of indebtedness for borrowed money;

(b)	the principal of obligations evidenced by bonds, debentures, notes or other similar instruments;

(c)	all reimbursement obligations in respect of letters of credit, bankers’ acceptances or other similar instruments (except to the extent such reimbursement obligation relates to a trade payable or other obligation not constituting Indebtedness and such obligation is satisfied within 30 days of Incurrence);

(d)	obligations to pay the deferred and unpaid purchase price of property (except trade payables or similar obligations to trade creditors accrued in the ordinary course of business), which purchase price is due more than six months after the date of placing such property in service or taking delivery and title thereto;

(e)	Capitalized Lease Obligations;

(f)	the principal component or liquidation preference of all obligations of such Person with respect to the redemption, repayment or other repurchases of any Disqualified Stock or, with respect to any Restricted Subsidiary, preferred stock (but excluding any accrued dividends);

(g)	the principal component of Indebtedness of other Persons to the extent Guaranteed by the Issuer or a Restricted Subsidiary;

(h)	the principal component of all Indebtedness of other Persons secured by a Lien on any asset of the Issuer or any Restricted Subsidiary, whether or not such Indebtedness is assumed by the Issuer or any Restricted Subsidiary; provided, however, that the amount of such Indebtedness will be the lesser of (a) the Fair Market Value of such assets at such date of determination and (b) the amount of such Indebtedness of such other Person; and

(i)	to the extent not otherwise included in this definition, net obligations of such Person under Hedging Obligations (the amount of any such obligations to be equal at any time to the termination value of such agreement or arrangement giving rise to such obligation that would be payable by such Person at such time), if and to the extent any of the preceding items (other than letters of credit and Hedging Obligations) would appear as a liability upon a balance sheet (excluding the footnotes thereto) of the specified Person prepared in accordance with IFRS. The amount of Indebtedness of any Person at any date shall be the outstanding balance at such date of all unconditional obligations as described in this definition and the maximum liability, upon the occurrence of the contingency giving rise to the obligation, of any contingent obligations at such date.

(2)	Notwithstanding the other provisions of this definition, in no event shall the following constitute Indebtedness:

(a)	Subordinated Shareholder Debt;

(b)	in connection with the purchase by the Issuer or any Restricted Subsidiary of any business or product, any post-closing payment adjustments to which the seller may become entitled to the extent such payment is determined by a final closing balance sheet or such payment depends on the performance of such business or product after the closing; provided, however, that, at the time of closing, the amount of any such payment is not determinable and to the extent such payment thereafter becomes fixed and determined, the amount is paid within 30 days thereafter;

(c)	indebtedness Incurred by the Issuer or one of the Restricted Subsidiaries in connection with a transaction where (A) such indebtedness is borrowed from a bank or trust company, having a combined capital and surplus and undivided profits of not less than £250 million, whose debt is rated “Baa3” or higher by Moody’s Investors Service Inc or “BBB-” or higher by Standard & Poor’s Ratings Group, Inc or the equivalent rating category of another internally recognized rating agency and (B) a substantially concurrent Investment is made by the Issuer or a Restricted Subsidiary in the form of cash deposited with the lender of such indebtedness, or a Subsidiary of Affiliate thereof, in an amount equal to such indebtedness;

(d)	Contingent Obligations in the ordinary course of business;

(e)	for the avoidance of doubt, any obligations in respect of workers’ compensation claims, early retirement or termination obligations, pension fund obligations or contributions or similar claims, obligations or contributions or social security or wage Taxes;

(f)	taxes owed to any government or government authority; or

(g)	any guarantee granted by Cazoo Holdings Limited pursuant to section 479C of the Companies Act 2006, which at all times has received approval of the Board of Directors of Cazoo Holdings Limited.

(3)	In addition, “Indebtedness” of any Person shall include Indebtedness described in clause (1) of this definition that would not appear as a liability on the balance sheet of such person if:

(a)	such Indebtedness is the obligation of a partnership or joint venture that is not a Restricted Subsidiary (a “Joint Venture”);

(b)	such Person or a Restricted Subsidiary of such Person is a general partner of the Joint Venture (a “General Partner”); and

(c)	there is recourse, by contract or operation of law, with respect to the payment of such Indebtedness to property or assets of such Person or a Restricted Subsidiary of such Person; and then such Indebtedness shall be included in an amount not to exceed:

(i)	the lesser of (A) the net assets of the General Partner and (B) the amount of such obligations to the extent that there is recourse, by contract or operation of law, to the property or assets of such Person or a Restricted Subsidiary of such Person; or

(ii)	if less than the amount determined pursuant to the preceding clause (3)(c)(i) of this definition, the actual amount of such Indebtedness that is recourse to such Person or a Restricted Subsidiary of such Person, if the Indebtedness is evidenced in writing and is for a determinable amount and the related interest expense shall be included in Fixed Charges to the extent actually paid by the Issuer or its Restricted Subsidiaries.

“Indenture” means this Indenture, as amended or supplemented from time to time.

“Indirect Participant” means a Person who holds a Book-Entry Interest in a Global Note through a Participant.

“Initial Notes” means the Notes issued on the Issue Date.

“Intercreditor Agreement” means any intercreditor agreement that may be entered into by the Issuer subject to the Fundamental Intercreditor Rights.

“Interest Rate Agreement” means with respect to any Person any interest rate protection agreement, interest rate future agreement, interest rate option agreement, interest rate swap agreement, interest rate cap agreement, interest rate collar agreement, interest rate hedge agreement or other similar agreement or arrangement as to which such Person is party or a beneficiary.

“Investment” in any Person means any direct or indirect advance, loan or other extensions of credit (including by way of Guarantee or similar arrangement) (in each case, other than advances, loans or other extensions of credit to customers or suppliers in the ordinary course of business) or capital contribution to (by means of any transfer of cash or other property to others or any payment for property or services for the account or use of others), or any purchase or acquisition of Capital Stock, Indebtedness or other similar instruments issued by such Person and all other items that are or would be classified as investments on a balance sheet prepared in accordance with IFRS. A guarantee of lease obligations of any Subsidiary of the Issuer or other contractual obligations of any Subsidiary of the Issuer shall not be an Investment hereunder.

For purposes of the definition of “Unrestricted Subsidiary” and Section 4.07, “Investment” shall include the portion (proportionate to the Issuer’s equity interest in a Restricted Subsidiary to be designated as an Unrestricted Subsidiary) of the Fair Market Value of the net assets of such Restricted Subsidiary at the time that such Restricted Subsidiary is designated an Unrestricted Subsidiary; provided, however, that upon a re-designation of such Subsidiary as a Restricted Subsidiary, the Issuer shall be deemed to continue to have a permanent “Investment” in an Unrestricted Subsidiary in an amount (if positive) equal to the excess of the Issuer’s “Investment” in such Subsidiary at the time of such re-designation less the portion (proportionate to the Issuer’s equity interest in such Subsidiary) of the Fair Market Value of the net assets of such Subsidiary at the time that such Subsidiary is so re-designated a Restricted Subsidiary.

Any property transferred to or from an Unrestricted Subsidiary shall be valued at its Fair Market Value at the time of such transfer, except as would otherwise be required in relation to the valuation of a Restricted Payment pursuant to Section 4.07. If the Issuer or any Restricted Subsidiary sells or otherwise disposes of any Voting Stock of any direct or indirect Restricted Subsidiary such that, after giving effect to any such sale or disposition, such Person is no longer a Restricted Subsidiary, the Issuer will be deemed to have made an Investment on the date of any such sale or disposition equal to the Fair Market Value of the Issuer’s Investments in such Restricted Subsidiary that were not sold or disposed of.

The amount of any Investment outstanding at any time shall be the original cost of such Investment, reduced by any dividend, distribution, interest payment, return of capital, repayment or other amount or value received in respect of such Investment.

“Investment Grade Rating” means with respect to Fitch Ratings, Inc., a rating of BBB- or higher, with respect to Moody’s Investors Service Inc., a rating of Baa3 or higher and with respect to Standard & Poor’s Ratings Group, Inc., a rating of BBB- or higher.

“Issuer” means Cazoo Group Ltd, an exempted company with limited liability incorporated under the laws of the Cayman Islands, and any and all successors thereto.

“Issue Date” means the date on which the Notes will be issued.

“Issue Date Guarantors” means Cazoo Holdings Limited, Cazoo Ltd, Cazoo Properties Limited, Imperial Car Supermarkets Limited, Imperial Cars of Swanwick Limited, Cazoo Subscription Services Limited, Cazoo Wholesale Services Limited, Project Chicago Newco Limited, Arctos Holdings Limited, Moorgate House (Newco) Limited, GBJ Developments Limited, CD Auction Group Limited, Cazoo Support Services Limited, Ensco 1109 Limited, SMH Fleet Solutions Limited, and Vans 365 Limited.

“Issue Date Security Documents” means any of the documents listed in Section 2 of Schedule A to this Indenture.

“Lien” means any mortgage, pledge, encumbrance, easement, deposit arrangement, security interest, lien or charge of any other kind of security right in rem (including with respect to any Capitalized Lease Obligation, conditional sales, or other title retention agreement having substantially the same economic effect as any of the foregoing), whether or not filed, recorded or otherwise perfected under applicable law.

“Limited Condition Acquisition” means any acquisition, including by way of merger, amalgamation or consolidation, by the Issuer or one or more of its Restricted Subsidiaries whose consummation is not conditioned upon the availability of, or on obtaining, third party financing; provided that the Consolidated Net Income (and any other financial term derived therefrom), other than for purposes of calculating any ratios in connection with the Limited Condition Acquisition, shall not include any Consolidated Net Income of or attributable to the target company or assets associated with any such Limited Condition Acquisition unless and until the closing of such Limited Condition Acquisition shall have actually occurred.

“Liquidity Compliance Certificate” has the meaning given to such term in Section 4.24 (Minimum Liquidity).

“Liquidity Test Date” has the meaning given to such term in Section 4.24 (Minimum Liquidity).

“Management Advances” means loans or advances made to, or Guarantees with respect to loans or advances made to, directors, officers, employees or consultants of the Issuer or any Restricted Subsidiary:

(1)	(a) in respect of travel, entertainment or moving related expenses Incurred in the ordinary course of business or (b) for purposes of funding any such person’s purchase of Capital Stock or Subordinated Shareholder Debt (or similar obligations) of the Issuer or its Subsidiaries with (in the case of this sub-clause (b)) the approval of the Board of Directors of the Issuer;

(2)	in respect of moving related expenses Incurred in connection with any closing or consolidation of any facility or office; or

(3)	not exceeding £2 million in the aggregate outstanding at any time.

“Material Company” means, at any time:

(1)	the Issuer and each Guarantor;

(2)	any Restricted Subsidiary which (a) has EBITDA representing 5% or more of the EBITDA of the Issuer and its Subsidiaries on a consolidated basis for the most recently ended quarter for which financial statements are available or (b) which has revenue representing 5% or more of the revenue of the Issuer and its Subsidiaries on a consolidated basis for the most recently ended quarter for which financial statements are available; and

(3)	any Restricted Subsidiary which is a holding company of any Restricted Subsidiary identified in sub-paragraph (2) above.

“Minimum Cash Resource Threshold” has the meaning given to it in Section 4.26 (Intra-group Receivables Undertaking).

“Net Available Cash” from an Asset Disposition means cash payments received (including any cash payments received by way of deferred payment of principal pursuant to a note or instalment receivable or otherwise and net proceeds from the sale or other disposition of any securities received as consideration, but only as and when received, but excluding any other consideration received in the form of assumption by the acquiring Person of Indebtedness or other obligations relating to the properties or assets that are the subject of such Asset Disposition or received in any other non-cash form) therefrom, in each case net of:

(1)	all legal, accounting, investment banking, and other fees and expenses Incurred, and all taxes required to be paid or accrued as a liability under IFRS as a consequence of such Asset Disposition (after taking into account any available tax credit or deductions);

(2)	all payments made on any Indebtedness which is secured on a higher priority than the Notes by any assets subject to such Asset Disposition, in accordance with the terms of any Lien upon such assets, or which must by its terms, or in order to obtain a necessary consent to such Asset Disposition, or by applicable law be repaid out of the proceeds from such Asset Disposition;

(3)	all distributions and other payments required to be made to minority interest holders in any of the Issuer’s Subsidiaries or joint ventures as a result of such Asset Disposition;

(4)	the deduction of appropriate amounts to be provided for by the seller as a reserve, in accordance with IFRS, against any liabilities associated with the assets disposed of in such Asset Disposition and retained by the Issuer or any Restricted Subsidiary after such Asset Disposition; and

(5)	any portion of the purchase price from an Asset Disposition required by the terms of the sale agreements to be placed in escrow (A) to provide assurance to the purchaser that the seller will be able to satisfy its indemnification and other obligations with respect to such sale and (B) which escrow is not under the sole control of the Issuer or any of its Subsidiaries; provided, however, that upon the termination of that escrow, Net Available Cash shall be increased by any portion of funds in the escrow that are released to the Issuer or any Restricted Subsidiary.

“Net Cash Proceeds” means, with respect to any issuance or sale of Capital Stock or Indebtedness, the cash proceeds of such issuance or sale net of attorneys’ fees, accountants’ fees, underwriters’ or placement agents’ fees, listing fees, discounts or commissions and brokerage, consultant and other fees and charges actually Incurred in connection with such issuance or sale and net of taxes paid or payable as a result of such issuance or sale (after taking into account any available tax credit or deductions).

“Non-U.S. Person” means a Person who is not a U.S. Person as defined in Regulation S.

“Note Guarantee” means a guarantee by any Guarantor of the Issuer’s obligations under this Indenture and the Notes.

“Notes” has the meaning assigned to it in the preamble to this Indenture. The Initial Notes and any Additional Notes shall be treated as a single class for all purposes under this Indenture, and unless the context otherwise requires, all references to the Notes shall include the Initial Notes and any Additional Notes.

“Note Documents” means, collectively, the Indenture, any Intercreditor Agreement, the Subordination Deed, any Security Documents, accession deeds and any other document designated as a “Note Document” by the Issuer, the Trustee and/or the Security Agent.

“Offering Memorandum” means the exchange offer memorandum dated November 3, 2023 relating to the offering of the Notes.

“Officer” means, with respect to the Issuer, any director, the President, the Chief Executive Officer, the Chief Financial Officer, the Treasurer, the Secretary, any assistant Treasurer, any assistant Secretary, any Executive or Senior Vice President, the General Counsel or any Vice President (whether or not designated by a number or numbers or word or words added before or after the title “Vice President”).

“Officer’s Certificate” means, with respect to any Person, a certificate signed by one Officer of such Person.

“Opinion of Counsel” means a written opinion from legal counsel who is reasonably satisfactory to the intended recipient under this Indenture. The counsel may be an employee of or counsel to the Issuer.

“Parent Debt Contribution” means a contribution to the equity of the Issuer or any of its Restricted Subsidiaries in relation to which dividends or other distributions may be paid pursuant to Section 4.07(b)(6).

“Parent Entity” means any direct or indirect parent of the Issuer.

“Participant” means, with respect to the Depositary, a Person who has an account with such Depositary.

“Pari Passu Indebtedness” means, in the case of the Notes, any Indebtedness of the Issuer that ranks equally in right of payment with the Notes and, in the case of the Guarantors, any Indebtedness of the applicable Guarantor that ranks equally in right of payment to the Note Guarantee of such Guarantor.

“Permitted Collateral Liens” means:

(1)	Liens on the Collateral to secure Indebtedness under the Notes (or the Note Guarantees) issued on the Issue Date and an unlimited principal amount of PIK Interest issued from time to time in payment of accrued interest or Additional Amounts on the Notes (either in the form of an issuance of PIK Notes or by increasing the amount of principal on any Note) but not including any Additional Notes other than PIK Notes issued with respect to Additional Notes otherwise permitted to be Incurred hereunder; provided that each of the parties thereto will have entered into any Intercreditor Agreement or an Additional Intercreditor Agreement;

(2)	[reserved];

(3)	Liens on the Collateral securing the Issuer’s or any Restricted Subsidiary’s obligations under Hedging Obligations permitted by Section 4.09(b)(6); provided that all property and assets securing such Indebtedness also secures the Notes and the Note Guarantees on a senior or pari passu basis; provided further that each of the parties thereto will have entered into any Intercreditor Agreement or an Additional Intercreditor Agreement;

(4)	[reserved];

(5)	Liens securing Indebtedness Incurred pursuant to Section 4.09(a); provided that all property and assets (including, without limitation, the Collateral) securing such Indebtedness also secures the Notes and the Note Guarantees on a senior or pari passu basis; provided further that each of the parties thereto will have entered into any Intercreditor Agreement or an Additional Intercreditor Agreement;

(6)	[reserved];

(7)	Liens on the Collateral to secure Refinancing Indebtedness in exchange for, or the net proceeds of which are used to renew, refund, refinance, replace or discharge, any Indebtedness secured by a Lien on the Collateral pursuant to the preceding clauses (1), (5) or this clause (7); provided that all property and assets (including, without limitation, the Collateral) securing such Refinancing Indebtedness also secures the Notes and the Note Guarantees on a senior or pari passu basis; provided further that each of the parties thereto will have entered into any Intercreditor Agreement or an Additional Intercreditor Agreement;

(8)	[reserved]; and

(9)	Liens described in clauses (1), (2), (3), (4), (5), (6), (10), (11), (18), (20), (21), (22), (23), (24), (25) and (28) of the definition of “Permitted Liens” and that, in each case, would not materially interfere with the ability of the Security Agent to enforce any Lien over the Collateral.

provided that, any Indebtedness secured by a Permitted Collateral Lien pursuant to the preceding Clause (3) may receive priority over the Notes and the Note Guarantees as to any proceeds from distressed disposals or enforcement over the Collateral.

“Permitted Holders” means (1) any Person owning or beneficially owning the Existing Notes on the Issue Date prior to giving pro forma effect to the Transactions, (2) any Person acting as underwriter in connection with any public or private offering of Capital Stock of the Issuer or any Holding Company of the Issuer and (3) any Related Person of any of the persons referred to in clauses (1) and (2) above. Any person or group whose acquisition of beneficial ownership constitutes a Change of Control in respect of which a Change of Control Offer is made will thereafter, together with its Affiliates, constitute an additional Permitted Holder.

“Permitted Investment” means an Investment by the Issuer or any Restricted Subsidiary:

(1)	in the Issuer or a Restricted Subsidiary;

(2)	in a Person, if as a result of such Investment, such other Person becomes a Restricted Subsidiary or is merged or consolidated with or into, or transfers or conveys all or substantially all its assets to, the Issuer or a Restricted Subsidiary; provided, however, that such Person’s primary business is a Related Business;

(3)	in Capital Stock, obligations or securities received (i) in settlement of debts created in the ordinary course of business and owing to the Issuer or any Restricted Subsidiary, (ii) as a result of foreclosure, perfection or enforcement of any Lien, (iii) in satisfaction of judgments or (iv) pursuant to any plan of reorganization or similar arrangement upon the bankruptcy or insolvency of a debtor;

(4)	in existence on the Issue Date or made pursuant to legally binding commitments in existence on, the Issue Date, and any extension, modification or renewal of any such Investments, but only to the extent not involving additional Investments;

(5)	(i) in connection with a Qualified Securitization Financing or Floor Plan Facility, including Investments of funds held in accounts permitted or required by the arrangements governing such Qualified Securitization Financing or any related Indebtedness and (ii) distributions or payments of Securitization Fees and purchases of Securitization Assets or Vehicle Assets in connection with a Qualified Securitization Financing or Floor Plan Facility;

(6)	in the Notes or other Indebtedness of the Issuer or its Restricted Subsidiaries which is Pari Passu Indebtedness;

(7)	in cash and Cash Equivalents;

(8)	acquired by the Issuer or any Restricted Subsidiary in connection with an asset disposition exempted from the definition of “Asset Disposition” or permitted under Section 4.10 to the extent such Investments are non-cash proceeds or deemed cash proceeds as permitted under such covenant;

(9)	Hedging Obligations, which transactions or obligations are incurred in compliance with Section 4.09;

(10)	Guarantees of Indebtedness permitted to be incurred by Section 4.09 and (other than with respect to Indebtedness) guarantees, keepwells and similar arrangements in the ordinary course of business;

(11)	acquired after the Issue Date as a result of the acquisition by the Issuer or any Restricted Subsidiary of another Person (including by way of a merger, amalgamation or consolidation with or into the Issuer or any of its Restricted Subsidiaries in a transaction that is not prohibited by Article 5) after the Issue Date; provided that such Investments were not made in contemplation of such acquisition, merger, amalgamation or consolidation and were in existence on the date of such acquisition, merger, amalgamation or consolidation;

(12)	any acquisition of assets or Capital Stock solely in exchange for the issuance of Capital Stock (other than Disqualified Stock) of the Issuer or Subordinated Shareholder Debt;

(13)	(a) in Management Advances or (b) in payroll, travel, entertainment, moving related and similar advances to cover matters that are expected at the time of such advances ultimately to be treated as expenses for accounting purposes and that are made in the ordinary course of business or consistent with past practice;

(14)	taken together with all other Investments made pursuant to this clause (14) and at any time outstanding, in an aggregate amount at the time of such Investment not to exceed the greater of (x) £15 million and (y) 3% of Consolidated Total Assets; provided that if an Investment is made pursuant to this clause in a Person that is not a Restricted Subsidiary and such Person subsequently becomes a Restricted Subsidiary or is subsequently designated a Restricted Subsidiary pursuant to Section 4.17, such Investment shall thereafter be deemed to have been made pursuant to clause (1) or (2) of the definition of “Permitted Investments” and not this clause;

(15)	in connection with any customary cash management, cash pooling or netting or setting-off arrangements entered into in the ordinary course of business (as determined in good faith by the Issuer’s Board of Directors);

(16)	in receivables owing to the Issuer or any Restricted Subsidiary created or acquired in the ordinary course of business or consistent with past practice;

(17)	pledges or deposits with respect to leases or utilities provided to third parties in the ordinary course of business or Liens otherwise described in the definition of “Permitted Liens” or made in connection with Liens permitted under Section 4.12;

(18)	to the extent made using Capital Stock of the Issuer (other than Disqualified Stock);

(19)	any transaction to the extent constituting an Investment that is permitted and made in accordance with the provisions under Section 4.11;

(20)	consisting of purchases and acquisitions of inventory, supplies, materials and equipment or licenses or leases of intellectual property or services, in any case, in the ordinary course of business and in accordance with the Indenture;

(21)	(i) Guarantees of Indebtedness, which Indebtedness is not prohibited by the Section 4.09, (ii) guarantees, keepwells and similar arrangements in the ordinary course of business (not related to Indebtedness) and (iii) performance guarantees with respect to obligations that are permitted by the Indenture;

(22)	in joint ventures and similar entities and Unrestricted Subsidiaries having an aggregate fair market value, when taken together with all other Investments made pursuant to this clause that are at the time outstanding, not to exceed the greater of (x) £10 million and (y) 2% of Consolidated Total Assets at the time of such Investment, with the fair market value of each Investment being measured at the time made and without giving effect to subsequent changes in value; and

(23)	Investments by an Unrestricted Subsidiary entered into prior to the day such Unrestricted Subsidiary is redesignated as a Restricted Subsidiary.

“Permitted Liens” means:

(1)	pledges, deposits or Liens under workmen’s compensation laws, unemployment insurance laws, social security laws or similar legislation, or insurance-related obligations, or in connection with bids, tenders, completion guarantees, contracts (other than for the payment of Indebtedness), warranty obligations or leases to which the Issuer or a Restricted Subsidiary is a party, or to secure public or statutory obligations of the Issuer or a Restricted Subsidiary or deposits of cash or Cash Equivalents to secure surety, judgment, performance or appeal bonds (or other similar bonds, instruments or obligations) to which the Issuer or a Restricted Subsidiary is a party, or deposits as security for contested taxes or import or customs duties or for the payment of rent, or other obligations of like nature, in each case Incurred in the ordinary course of business;

(2)	Liens imposed by law;

(3)	Liens for taxes, assessments or other governmental charges which are not overdue for a period of more than 30 days or which are being contested in good faith by appropriate proceedings; provided that appropriate reserves required pursuant to IFRS have been made in respect thereof;

(4)	Liens in favor of issuers of surety or performance bonds or letters of credit or bankers’ acceptances issued pursuant to the request of and for the account of the Issuer or a Restricted Subsidiary in the ordinary course of its business; provided, however, that such letters of credit do not constitute Indebtedness;

(5)	judgment Liens not giving rise to an Event of Default so long as any appropriate legal proceedings which may have been duly initiated for the review of such judgment have not been finally terminated or the period within which such proceedings may be initiated has not expired;

(6)	Liens arising solely by virtue of banks’ standard business terms and conditions;

(7)	Liens existing on the Issue Date (other than in respect of the Notes and the Note Guarantees);

(8)	Liens on property or shares of stock of a Person at the time such Person becomes a Restricted Subsidiary; provided, however, that such Liens are not created, Incurred or assumed in connection with, or in contemplation of, such other Person becoming a Restricted Subsidiary; provided further, however, that any such Lien may not extend to any other property owned by the Issuer or any Restricted Subsidiary;

(9)	Liens on property at the time the Issuer or a Restricted Subsidiary acquired the property, including any acquisition by means of a merger or consolidation with or into the Issuer or any Restricted Subsidiary; provided, however, that such Liens are not created, Incurred or assumed in connection with, or in contemplation of, such acquisition; provided further, however, that such Liens may not extend to any other property owned by the Issuer or any Restricted Subsidiary;

(10)	Liens securing Indebtedness or other obligations of the Issuer or any Restricted Subsidiary under a cash pool or similar arrangement owed to a Restricted Subsidiary;

(11)	Liens arising in connection with conditional sale or retention of title arrangements or similar arrangements entered into in the ordinary course of business;

(12)	Liens securing Refinancing Indebtedness Incurred to refinance Indebtedness that was previously so secured; provided, however, that any such Lien is limited to all or part of the same security package that secured the Indebtedness being refinanced and shall rank the same priority as the Indebtedness being refinanced;

(13)	Liens to secure Indebtedness permitted by Sections 4.09(b)(6) and (9) (provided that such Lien in respect of the Indebtedness permitted by clause Section 4.09(b)(9)(a) shall be limited to the asset financed with such Indebtedness) and Section 4.09(b)(16);

(14)	Liens securing any Indebtedness of a Restricted Subsidiary owed to the Issuer or another Restricted Subsidiary, provided that such Liens are subordinated to the Liens securing the Notes;

(15)	[reserved];

(16)	Liens in favor of the Issuer or any Guarantor or, as long as such Lien does not secure any obligation of the Issuer or a Guarantor, any Restricted Subsidiary that is not a Guarantor;

(17)	leases (including operating leases), licenses, subleases and sublicenses of assets (including real property and intellectual property rights), in each case entered into in the ordinary course of business;

(18)	Liens securing or arising by reason of any netting or set-off arrangement entered into in the ordinary course of banking or other trading activities;

(19)	Liens created for the benefit of (or to secure) the Notes (or any Note Guarantee);

(20)	Liens on Capital Stock or other securities or assets of any Unrestricted Subsidiary that secure Indebtedness of such Unrestricted Subsidiary;

(21)	limited recourse Liens in respect of the ownership interests in, or assets owned by, any joint ventures which are not Restricted Subsidiaries securing obligations of such joint ventures;

(22)	minor survey exceptions, minor encumbrances, easements or reservations of, or rights of others for, licenses, rights-of-way, sewers, electric lines, telegraph and telephone lines and other similar purposes, or zoning or other restrictions as to the use of real property or Liens incidental to the conduct of the business of such Person or to the ownership of its properties which were not Incurred in connection with Indebtedness and which do not in the aggregate materially adversely affect the value of said properties or materially impair their use in the operation of the business of such Person;

(23)	(a) mortgages, liens, security interests, restrictions, encumbrances or any other matters of record that have been placed by any government, statutory or regulatory authority, developer, landlord or other third party on property over which the Issuer or any Restricted Subsidiary has easement rights or on any leased property and subordination or similar arrangements relating thereto; and (b) any condemnation or eminent domain proceedings affecting any real property;

(24)	Liens on property or assets under construction (and related rights) in favor of a contractor or developer or arising from progress or partial payments by a third party relating to such property or assets;

(25)	Liens on specific items of inventory or other goods and proceeds of any Person securing such Person’s obligations in respect of bankers’ acceptances issued or created for the account of such Person to facilitate the purchase, shipment or storage of such inventory or other goods;

(26)	[reserved];

(27)	[reserved];

(28)	Liens granted in connection with any customary cash management, cash pooling or netting or setting-off arrangements entered into in the ordinary course of business (as determined in good faith by the Issuer’s Board of Directors);

(29)	Liens on assets of the Issuer and its Restricted Subsidiaries with respect to obligations not to exceed the greater of (x) £10 million and (y) 2% of Consolidated Total Assets at any time; and

(30)	Liens on Escrowed Proceeds for the benefit of the related holders of debt securities or other Indebtedness (or the underwriters or arrangers thereof) or on cash set aside at the time of the Incurrence of any Indebtedness or government securities purchased with such cash, in either case to the extent such cash or government securities prefund the payment of interest on such Indebtedness and are held in escrow accounts or similar arrangement to be applied for such purpose.

“Person” means any individual, corporation, company (including, without limitation, an exempted limited company), partnership, joint venture, association, joint-stock company, trust, unincorporated organization, limited liability company, government or any agency or political subdivision thereof or any other entity.

“PIK Interest” means the amount of interest paid through the issuance of PIK Notes either by increasing the principal amount of the outstanding Notes (or by issuing a new Global Note of an increased principal amount) or by issuing PIK Notes in a principal amount equal to such interest.

“PIK Note” means any additional note having the same terms and conditions as the Notes that the Issuer is entitled, without the consent of the holders of the Notes, to issue to pay interest.

“Private Placement Legend” means the legend set forth in clause (1) of Section 2.06(f) hereof to be placed on all Notes issued under this Indenture except where otherwise permitted by the provisions of this Indenture.

“Public Debt” means any Indebtedness consisting of bonds, debentures, notes or other similar debt securities issued in (1) a public offering registered under the Securities Act or (2) a private placement to institutional investors pursuant to Section 4(a)(2) of the Securities Act or that is underwritten for resale in accordance with Rule 144A or Regulation S under the Securities Act, whether or not it includes registration rights entitling the holders of such debt securities to registration thereof with the SEC for public resale.

“Public Offering” means an Equity Offering of common stock, ordinary shares or other common equity interests or other Capital Stock of the Issuer or any Parent Entity (or any successor of the Issuer or any Parent Entity).

“Purchase Money Obligations” means any Indebtedness Incurred to finance or refinance the acquisition, leasing, design, installation, construction or improvement of property (real or personal) or assets (including Capital Stock), and whether acquired through the direct acquisition of such property or assets or the acquisition of the Capital Stock of any Person owning such property or assets or otherwise.

“QIB” means a “qualified institutional buyer” as defined in Rule 144A.

“Qualified Securitization Financing” means any financing pursuant to which the Issuer or any of its Restricted Subsidiaries may sell, convey or otherwise transfer to any other Person or grant a security interest in, any Securitization Assets in any aggregate principal amount equivalent to the Fair Market Value of such Securitization Assets of the Issuer or any of its Restricted Subsidiaries; provided that (a) the covenants, events of default and other provisions applicable to such financing shall be on market terms (as determined in good faith by the Issuer’s Board of Directors or an Officer) at the time such financing is entered into, (b) the interest rate applicable to such financing shall be a market interest rate (as determined in good faith by the Issuer’s Board of Directors or an Officer) at the time such financing is entered into and (c) such financing shall be non-recourse to the Issuer or any of its Restricted Subsidiaries.

“Rating Agencies” means Fitch Ratings, Inc., Moody’s Investors Service Inc. and Standard & Poor’s Ratings Group, Inc.

“Recognized Stock Exchange” means a regulated market operated by any of Euronext, the London Stock Exchange, the Deutsche Börse, the Paris Stock Exchange Group, the Amsterdam Stock Exchange, the New York Stock Exchange, Nasdaq or any successors of the foregoing.

“Refinancing Indebtedness” means Indebtedness that refinances, refunds, replaces or renews any Indebtedness Incurred or existing as permitted under and in compliance with this Indenture; provided, however, that:

(1)	the Refinancing Indebtedness has a Stated Maturity no earlier than the Stated Maturity of the Indebtedness being refinanced;

(2)	such Refinancing Indebtedness has an aggregate principal amount (or, if issued with original issue discount, an aggregate issue price) that is equal to or less than (i) in the case of Capitalized Lease Obligations related to one or more transporter vehicles or facilities, the original book cost of the Indebtedness being refinanced (plus all accrued interest and the amount of all fees and expenses, including any premiums, Incurred in connection with such refinancing) and (ii) in the case of Indebtedness other than Indebtedness described in clause (i) above, the aggregate principal amount (or, if issued with original issue discount, the aggregate accreted value) then outstanding of the Indebtedness being refinanced (plus all accrued interest and the amount of all fees and expenses, including any premiums, Incurred in connection with such refinancing);

(3)	if the Indebtedness being refinanced is subordinated in right of payment to the Notes or any Note Guarantee, such Refinancing Indebtedness is subordinated in right of payment to the Notes or such Note Guarantee, as the case may be, on terms at least as favorable to the Holders as those contained in the documentation governing the Indebtedness being refinanced;

(4)	if the Indebtedness being refinanced is Indebtedness of the Issuer or a Guarantor, the Refinancing Indebtedness may not be Indebtedness of or Guaranteed by a Restricted Subsidiary that is not a Guarantor; and

(5)	such Refinancing Indebtedness is Incurred either by the Issuer or a Guarantor (if the Issuer or a Guarantor was the obligor of the Indebtedness being refinanced, replaced or discharged) or by the Restricted Subsidiary that was the obligor of the Indebtedness being refinanced, replaced or discharged and is Guaranteed only by Persons who were obligors or Guarantors of the Indebtedness being refinanced, replaced or discharged.

“Regulation D” means Regulation D promulgated under the U.S. Securities Act.

“Regulation S” means Regulation S promulgated under the U.S. Securities Act.

“Regulation S Global Note” means a Global Note bearing the Global Note Legend and Private Placement Legend and deposited with the custodian on behalf of DTC, and registered in the name of DTC or its nominee, in each case, for credit to an account of a direct or indirect participant in DTC, that will be issued in an initial amount equal to the principal amount of the Notes initially resold in reliance on Regulation S.

“Related Business” means any of the businesses engaged in by the Issuer and its Subsidiaries on the Issue Date, and any services, activities or businesses incidental or directly related or similar thereto, or any line of business or business activity that is a reasonable extension, development, application or expansion thereof or ancillary thereto (including, without limitation, by way of geography or product or service line).

“Related Person” with respect to any Permitted Holder means:

(1)	any controlling equity holder or Subsidiary of such person;

(2)	in the case of an individual, any spouse, former spouse, family member or relative of such individual, any trust or partnership for the benefit of one or more of such individual and any such spouse, former spouse, family member or relative, or the estate, executor, administrator, committee or beneficiaries of any thereof;

(3)	any trust, corporation, partnership or other person for which one or more of the Permitted Holders and other Related Persons of any thereof constitute the beneficiary, stockholders, partners or owners thereof, or persons beneficially holding in the aggregate a majority (or more) controlling interest therein; and

(4)	any investment fund or vehicle managed, sponsored or advised by such person or any successor thereto, or by any Affiliate of such person or any such successor.

“Related Taxes” means:

(1)	any Taxes, including sales, use, transfer, rental, ad valorem, value added, stamp, property, consumption, franchise, license, capital, registration, business, customs, net worth, gross receipts, excise, occupancy, intangibles or similar Taxes (other than (x) Taxes measured by income and (y) withholding imposed on payments made by any Holding Company), required to be paid (provided such Taxes are in fact paid) by any Holding Company by virtue of its:

(a)	being incorporated, organized or otherwise being established or having Capital Stock outstanding (but not by virtue of owning stock or other equity interests of any corporation or other entity other than, directly or indirectly, the Issuer or any of its Subsidiaries);

(b)	issuing or holding Subordinated Shareholder Debt;

(c)	being a holding company, directly or indirectly, of the Issuer or any of its Subsidiaries;

(d)	receiving dividends from or other distributions in respect of the Capital Stock of, directly or indirectly, the Issuer or any of its Subsidiaries; or

(e)	having made any payment in respect to any of the items for which the Issuer is permitted to make payments to any Person pursuant to Section 4.07; or

(2)	if and for so long as the Issuer is a member of a group filing a consolidated or combined tax return with any Holding Company, any Taxes measured by income for which such Holding Company is liable up to an amount not to exceed with respect to such Taxes the amount of any such Taxes that the Issuer and its Subsidiaries would have been required to pay on a separate company basis or on a consolidated basis if the Issuer and its Subsidiaries had paid tax on a consolidated, combined, group, affiliated or unitary basis on behalf of an affiliated group consisting only of the Issuer and its Subsidiaries.

“Responsible Officer” means, when used with respect to the Trustee, any director, associate director, vice president, assistant vice president, assistant treasurer or trust officer in the trust and securities services department of the Trustee (or any successor group of the Trustee) or any other officer of the Trustee customarily performing functions similar to those performed by any of the above designated officers, and also means, with respect to a particular corporate trust matter relating to this Indenture, any other officer to whom such matter is referred because of his or her knowledge of and familiarity with the particular subject, and, in each case, who shall have direct responsibility for the administration of this Indenture.

“Restricted Cash” has the meaning given to it in Section 4.26 (Intra-group Receivables Undertaking).

“Restricted Cash Accounts” means any bank account which contains Restricted Cash notified by the Issuer to the Security Agent from time to time.

“Restricted Investment” means any Investment other than a Permitted Investment.

“Restricted Payment” means:

(1)	the declaration or payment of any dividend or any distribution (whether made in cash, securities or other property) by the Issuer or any Restricted Subsidiary on or in respect of its Capital Stock (including any payment in connection with any merger, de-merger or consolidation involving the Issuer or any of its Restricted Subsidiaries) other than:

(a)	dividends or distributions payable solely in Capital Stock of the Issuer (other than Disqualified Stock) or in options, warrants or other rights to purchase such Capital Stock of the Issuer and dividends or distributions payable solely in Subordinated Shareholder Debt; and

(b)	dividends or distributions payable to the Issuer or a Restricted Subsidiary and, if the Restricted Subsidiary paying such dividends or distributions is not a Wholly Owned Subsidiary, to its other holders of common Capital Stock on a pro rata basis;

(2)	the purchase, redemption or other acquisition for value of any Capital Stock (including any payment in connection with any merger or consolidation involving the Issuer or any of its Restricted Subsidiaries) of the Issuer or any direct or indirect parent of the Issuer held by Persons other than the Issuer or a Restricted Subsidiary (other than in exchange for Capital Stock of the Issuer (other than Disqualified Stock));

(3)	the purchase, repurchase, redemption, defeasance or other acquisition for value, prior to scheduled maturity or scheduled repayment of any Indebtedness of the Issuer or any Guarantor that is contractually subordinated to the Notes or to any Note Guarantee (excluding any intercompany Indebtedness between or among the Issuer and any Guarantor), other than the purchase, repurchase, redemption, defeasance or other acquisition of any Indebtedness of the Issuer or any Guarantor that is contractually subordinated to the Notes or to any Note Guarantee purchased in anticipation of satisfying a sinking fund obligation, principal instalment or final maturity, in each case due within one year of the date of such purchase, repurchase, redemption, defeasance, other acquisition or scheduled repayment;

(4)	any payment on or with respect to, or purchase, redeem, defease or otherwise acquire or retire for value any Subordinated Shareholder Debt; or

(5)	the making of any Restricted Investment in any Person.

The amount of all Restricted Payments (other than cash) shall be the Fair Market Value on the date of such Restricted Payment of the asset(s) or securities proposed to be paid, transferred or issued by the Issuer or such Restricted Subsidiary, as the case may be, pursuant to such Restricted Payment. The determination of the Fair Market Value shall be determined conclusively by the Board of Directors or an Officer of the Issuer acting in good faith.

“Restricted Subsidiary” means any Subsidiary of the Issuer other than an Unrestricted Subsidiary.

“Rule 144” means Rule 144 promulgated under the U.S. Securities Act.

“Rule 144A” means Rule 144A promulgated under the U.S. Securities Act.

“Rule 903” means Rule 903 promulgated under the U.S. Securities Act.

“Rule 904” means Rule 904 promulgated under the U.S. Securities Act.

“Securities Act” or “U.S. Securities Act” means the U.S. Securities Act of 1933, as amended, or any successor statute, and the rules and regulations promulgated by the Commission thereunder.

“Securitization Assets” means any assets subject to a Qualified Securitization Financing, including (a) any accounts receivable, vehicle leases and leased vehicles, or loan receivables, in each case, arising from bona fide, ordinary course vehicle sale transactions with non-Affiliate customers of the Issuer, (b) any securities backed by such accounts receivable, vehicle leases and leased vehicles, or loan receivables and (c) all collateral securing such receivable or asset, all contracts and contract rights in respect of such receivable or asset, guarantees or other obligations in respect of such receivable or asset, and lockbox accounts and records with respect to such account or asset and any other assets customarily transferred (or in respect of which security interests are customarily granted) together with accounts receivable, vehicle leases and leased vehicles, or loan receivables in connection with a securitization, factoring or receivable sale transaction.

“Securitization Fees” means distributions or payments made directly or by means of discounts with respect to any participation interest issued or sold in connection with, and other fees paid to a Person that is not the Issuer or any of its Restricted Subsidiaries in connection with any Qualified Securitization Financing or Floor Plan Facility.

“Securitization Repurchase Obligation” means any obligation of a seller of Securitization Assets or Vehicle Assets in a Qualified Securitization Financing or Floor Plan Facility to repurchase Securitization Assets or Vehicle Assets arising as a result of a breach of a representation, warranty or covenant or otherwise, including as a result of a receivable or portion thereof becoming subject to any asserted defense, dispute, off-set or counterclaim of any kind as a result of any action taken by, any failure to take action by or any other event relating to the seller.

“Security Agent” means GLAS Trust Corporation Limited, as security agent pursuant to any Intercreditor Agreement or any successor or replacement security agent acting in such capacity.

“Security Documents” means the Issue Date Security Documents and any agreement or document that provides for a Lien over any Collateral for the benefit of the Holders, the Trustee and the Security Agent in each case as amended or supplemented from time to time.

“Significant Subsidiary” means any Restricted Subsidiary which has total assets or sales representing 5% or more of the total assets or sales of the Issuer and its consolidated Subsidiaries (respectively), in each case, after elimination of any effects of any intra-group transactions, and determined by reference to the most recent audited consolidated financial statements of the Issuer and the most recent audited (if available) or unaudited (if audited statements are not available) unconsolidated financial statements of such Restricted Subsidiary.

“Stated Maturity” means, with respect to any security, the date specified in such security as the fixed date on which the payment of principal of such security is due and payable, including pursuant to any mandatory redemption provision, but shall not include any contingent obligations to repay, redeem or repurchase any such principal prior to the date originally scheduled for the payment thereof.

“Subordinated Indebtedness” means, with respect to any person, any Indebtedness (whether outstanding on the Issue Date or thereafter Incurred) which is expressly subordinated in right of payment to the Notes pursuant to a written agreement.

“Subordinated Shareholder Debt” means any indebtedness provided to the Issuer held by any Holding Company or any Permitted Holder in exchange for or pursuant to any security, instrument or agreement other than Capital Stock, together with any such security, instrument or agreement and any other security or instrument other than Capital Stock issued in payment of any obligation under any Subordinated Shareholder Debt; provided that such Subordinated Shareholder Debt:

(1)	does not (including upon the happening of any event) mature or require any amortization or other payment of principal prior to the first anniversary of the maturity of the Notes (other than through conversion or exchange of any such security or instrument for Capital Stock of the Issuer (other than Disqualified Stock) or for any other security or instrument meeting the requirements of this definition);

(2)	does not (including upon the happening of any event) require the payment of cash interest prior to the first anniversary of the final maturity of the Notes;

(3)	does not (including upon the happening of any event) provide for the acceleration of its maturity nor confers any right (including upon the happening of any event) to declare a default or event of default or take any enforcement action, in each case, prior to the first anniversary of the final maturity of the Notes;

(4)	is not secured by a Lien on any assets of the Issuer or a Restricted Subsidiary and is not Guaranteed by any Subsidiary of the Issuer;

(5)	is subordinated in right of payment to the prior payment in full in cash of the Notes in the event of any default, bankruptcy, reorganization, liquidation, winding up or other disposition of assets of the Issuer and is subject to the terms of the Subordination Deed or any Intercreditor Agreement or an Additional Intercreditor Agreement;

(6)	does not (including upon the happening of any event) restrict the payment of amounts due in respect of the Notes or compliance by the Issuer with its obligations under the Notes and this Indenture;

(7)	does not (including upon the happening of an event) constitute Voting Stock; and

(8)	is not (including upon the happening of any event) mandatorily convertible or exchangeable, or convertible or exchangeable at the option of the holder, in whole or in part, prior to the date on which the Notes mature other than into or for Capital Stock (other than Disqualified Stock) of the Issuer;

provided, however, that upon the occurrence of any event or circumstance that results in such indebtedness ceasing to qualify as a Subordinated Shareholder Debt, such indebtedness shall constitute an incurrence of such Indebtedness by the Issuer which incurrence will only be permitted to the extent permitted under Section 4.09, and any and all Restricted Payments made through the use of the net proceeds from the Incurrence of such Indebtedness since the date of the original issuance of such Subordinated Shareholder Debt shall constitute new Restricted Payments that are deemed to have been made after the date of the original issuance of such Subordinated Shareholder Debt.

“Subordination Deed” means the subordination deed entered into on or about the date of this Indenture between, among others, the Trustee (on behalf of the Holders of the Notes), the Security Agent, any holder of Subordinated Shareholder Debt and each entity listed therein as an original intra-group creditor.

“Subsidiary” means, with respect to any specified Person:

(1)	any corporation, association or other business entity of which more than 50% of the total voting power of shares of Capital Stock entitled (without regard to the occurrence of any contingency and after giving effect to any voting agreement or stockholders’ agreement that effectively transfers voting power) to vote in the election or appointment of directors or managers of the corporation, association or other business entity is at the time owned or controlled, directly or indirectly, by that Person or one or more of the other Subsidiaries of that Person (or a combination thereof); and

(2)	any partnership or limited liability company of which (a) more than 50% of the capital accounts, distribution rights, total equity and voting interests or general and limited partnership interests, as applicable, are owned or controlled, directly or indirectly, by such Person or one or more of the other Subsidiaries of that Person or a combination thereof, whether in the form of membership, general, special or limited partnership interests or otherwise, and (b) such Person or any Subsidiary of such Person is a controlling general partner or otherwise controls such entity.

“Taxes” means all present and future taxes, levies, imposts, deductions, charges, duties and withholdings and any charges of a similar nature (including, without limitation, interest, penalties and other liabilities with respect thereto) that are imposed or collected by any government or other taxing authority.

“Trustee” means U.S. Bank Trust Company, National Association, until a successor replaces it in accordance with the applicable provisions of this Indenture and thereafter means the successor serving hereunder.

“Transaction Support Agreement” means that certain Transaction Support Agreement, dated as of September 20, 2023, among the Issuer and the other parties thereto, as such agreement may be amended from time to time.

“Transactions” means the transactions contemplated by the Transaction Support Agreement.

“Treasury Rate” as selected by the Issuer, means the yield to maturity at the time of computation of United States Treasury securities with a constant maturity (as compiled and published in the most recent Federal Reserve Statistical Release H. 15 (519) that has become publicly available at least two (2) Business Days prior to such redemption date (or, if such Statistical Release is no longer published, any publicly available source of similar market data selected by the Issuer in good faith)) most nearly equal to the period from the redemption date to November 15, 2025; provided, however, that if the period from the redemption date to November 15, 2025 is not equal to the constant maturity of a United States Treasury security for which such a yield is given, the Treasury Rate shall be obtained by a linear interpolation (calculated to the nearest one-twelfth of a year) from the weekly average yields of United States Treasury securities for which such yields are given, except that if the period from the redemption date to November 15, 2025, is less than one year, the weekly average yield on actually traded United States Treasury securities adjusted to a constant maturity of one year shall be used.

“U.S. Dollars,” “US$” and the symbol “$” each mean currency of the United States of America.

“U.S. Exchange Act” means the U.S. Securities Exchange Act of 1934, as amended, and the rules and regulations of the Commission promulgated thereunder, as amended.

“U.S. Person” means a U.S. Person as defined in Rule 902(k) promulgated under the U.S. Securities Act.

“U.S. Government Securities” means (1) direct obligations of, or obligations guaranteed by, the United States of America, and the payment for which the United States of America pledges its full faith and credit or (2) an obligation of a person controlled or supervised by and acting as an agency or instrumentality of the United States of America the payment of which is unconditionally guaranteed as full faith and credit obligation by the United States of America, which, in either case under the preceding clause (1) or (2), is not callable or redeemable at the option of the issuer thereof.

“Unrestricted Subsidiary” means:

(1)	any Subsidiary of the Issuer that at the time of determination shall be designated an Unrestricted Subsidiary by the Board of Directors of the Issuer in the manner provided for under Section 4.17; and

(2)	any Subsidiary of an Unrestricted Subsidiary.

“Vehicle Assets” means any vehicles, vehicle parts, vehicle supplies or other related inventory, to be sold or otherwise used in the ordinary course of business of the Issuer and its Restricted Subsidiaries, including any participations or beneficial interests therein.

“Voting Stock” of a corporation or company means all classes of Capital Stock of such corporation or company then outstanding whose holders are normally entitled to vote in the election of directors.

“Wholly Owned Subsidiary” means a Restricted Subsidiary, all of the Capital Stock of which (other than directors’ qualifying shares or shares required by any applicable law or regulation to be held by a Person other than the Issuer or another Wholly Owned Subsidiary) is owned by the Issuer or another Wholly Owned Subsidiary.

Section 1.02 Other Definitions.

Defined in

Term	Section

“Additional Amounts”	4.20

“Additional Intercreditor Agreement”	4.23

“Affiliate Transaction”	4.11

“Amendment”	4.08

“Applicable Law”	13.16

“Asset Disposition Offer”	4.10

“Asset Disposition Offer Amount”	3.10

“Asset Disposition Offer Period”	3.10

“Asset Disposition Purchase Date”	3.10

“Authenticating Agent”	2.02

“Authentication Order”	2.02

“Authorized Agent”	13.06

“Available Liquidity”	4.24

“Change in Tax Law”	3.08

“Change of Control Offer”	4.14

“Change of Control Payment”	4.14

“Change of Control Payment Date”	4.14

“Change of Control Purchase Price”	4.14

“Covenant Defeasance”	8.03

“Event of Default”	6.01

“Executed Documentation”	13.17

“Initial Agreement”	4.08

“Initial Lien”	4.12

“Judgment Currency”	13.13

“Legal Defeasance”	8.02

“Minimum Liquidity Threshold”	4.24

“Paying Agent”	2.03

“Payment Default”	6.01

“Payor”	4.20

“Refinancing Agreement”	4.08

“Register”	2.03

“Registrar”	2.03

“Relevant Tax Jurisdiction”	4.20

“Relevant Tax Jurisdiction Date”	3.08

“Required Currency”	13.13

“Successor Company”	5.01

“Successor Guarantor”	5.01

“Suspension Condition”	4.21

“Suspended Covenants”	4.21

“Tax Redemption Date”	3.08

“Transfer Agent”	2.03

Section 1.03 Rules of Construction.

Unless the context otherwise requires:

(a) a term has the meaning assigned to it;

(b) an accounting term not otherwise defined has the meaning assigned to it in accordance with IFRS;

(c) “or” is not exclusive;

(d) words in the singular include the plural, and in the plural include the singular;

(e) “will” shall be interpreted to express a command;

(f)   provisions apply to successive events and transactions;

(g) references to sections of or rules under the U.S. Securities Act or the U.S. Exchange Act will be deemed to include substitute, replacement of successor sections or rules adopted by the Commission from time to time;

(h) unsecured or unguaranteed Indebtedness shall not be deemed to be subordinate or junior to secured Indebtedness or guaranteed Indebtedness merely by virtue of its nature as unsecured or unguaranteed Indebtedness.

ARTICLE 2

THE NOTES

Section 2.01 Form and Dating.

(a) General. The Notes shall consist of the 4%/2% Cash/Payment-in-Kind Toggle Senior Secured Notes due 2027. The Notes and the Trustee’s or Authenticating Agent’s certificate of authentication will be substantially in the form of Exhibit A hereto, as applicable. The Notes may have notations, legends or endorsements required by law, stock exchange rule or usage and as provided herein. The Issuer shall approve the form of the Notes and any notation, legend or endorsement thereon. Each Note will be dated the date of its authentication. The terms and provisions contained in the Notes will constitute, and are hereby expressly made, a part of this Indenture and the Issuer, the Trustee and the Security Agent, by their execution and delivery of this Indenture, expressly agree to such terms and provisions and to be bound thereby. However, to the extent any provision of any Note conflicts with the express provisions of this Indenture, the provisions of this Indenture shall govern and be controlling.

(b) Global Notes. Notes issued in global form will be substantially in the form of Exhibit A hereto. Each Global Note will represent such of the outstanding Notes as will be specified therein and each shall provide that it represents the aggregate principal amount of outstanding Notes from time to time endorsed thereon and that the aggregate principal amount of outstanding Notes represented thereby may from time to time be reduced or increased, as appropriate, to reflect exchanges and redemptions and purchases and cancellations. Any endorsement of a Global Note to reflect the amount of any increase or decrease in the aggregate principal amount of outstanding Notes represented thereby will be made by the Trustee or the Registrar at the direction of the Trustee, in accordance with instructions given by the Holder thereof as required by Section 2.06 hereof.

(c) 144A Global Notes, IAI Global Notes and Regulation S Global Notes. Notes sold within the United States to QIBs pursuant to Section 4(a)(2) under the U.S. Securities Act shall be issued initially in the form of a 144A Global Note, which shall be deposited with the custodian on behalf of DTC, duly executed by the Issuer and authenticated by the Trustee or the Authenticating Agent as hereinafter provided. The aggregate principal amount of the 144A Global Notes may from time to time be increased or decreased by adjustments made on the Schedule to each such Global Note, as hereinafter provided.

Notes sold within the United States to “institutional accredited investors” (“IAIs”) within the meaning of Rule 501(a)(1), (2), (3). (7), (8), (9), (12) or (13) under the U.S. Securities Act shall initially be issued in the form of an IAI Global Note, which shall be deposited with the custodian on behalf of DTC, duly executed by the Issuer and authenticated by the Trustee or the Authenticating Agent as hereinafter provided. The aggregate principal amount of the IAI Global Notes may from time to time be increased or decreased by adjustments made on the Schedule to each such Global Note, as hereinafter provided.

Notes offered and sold in reliance on Regulation S shall be issued initially in the form of a Regulation S Global Note, which shall be deposited and registered in the name of DTC or its nominee, duly executed by the Issuer and authenticated by the Trustee or the Authenticating Agent as hereinafter provided. The aggregate principal amount of the Regulation S Global Notes may from time to time be increased or decreased by adjustments made on the Schedule to each such Global Note, as hereinafter provided.

(d) Definitive Registered Notes. Definitive Registered Notes issued upon transfer of a Book-Entry Interest or a Definitive Registered Note, or in exchange for a Book-Entry Interest or a Definitive Registered Note, shall be issued in accordance with this Indenture.

Notes issued in definitive registered form will be substantially in the form of Exhibit A hereto, as applicable (excluding the Global Note Legend thereon and without the “Schedule of Exchanges of Interests in the Global Note” in the form of the Schedule attached thereto).

(e) Book-Entry Provisions. The Applicable Procedures shall be applicable to Book-Entry Interests in the Global Notes that are held by Participants through DTC.

(f) Denomination. The Notes shall be in denominations of US$1,000 and integral multiples of US$1 above US$1,000.

(g) Additional Notes. The Notes will be issued in the initial aggregate principal amount of $200,000.000. The Issuer may from time to time issue additional securities hereunder having substantially identical terms and conditions as the Notes (except for (i) the title of such additional securities, (ii) the aggregate principal amount of such additional securities, (iii) the date or dates on which such additional securities may be issued, (iv) the rate or rates (which may be fixed or floating) at which such additional securities may bear interest and, if applicable, the interest rate basis, formula or other method of determining such interest rate or rates, the date or dates from which such interest shall accrue, the interest payment dates on which such interest may be payable or the method by which such dates will be determined, the record dates for the determination of holders thereof to whom such interest is payable and the basis upon which such interest will be calculated, (v) the currency or currencies in which such additional securities may be denominated and the currency in which cash or government obligations in connection with such series of additional securities may be payable, (vi) the maturity date or dates of such additional securities, and the date or dates and price or prices at which, the period or periods within which, and the terms and conditions upon which, such additional securities may be redeemed, in whole or in part, including, but not limited to, any special mandatory redemption using amounts released from any escrow account into which proceeds of the issuance of such additional securities are deposited pending consummation of any acquisition, investment, refinancing or other transaction (such redemption, an “Additional Notes Special Mandatory Redemption”), (vii) the provisions relating to the escrow of all or a portion of the proceeds of such additional securities and the granting of liens in favor of the Trustee or a security agent (including the Security Agent) solely for the benefit of the Holders of such additional securities (and not, for the avoidance of doubt, for the benefit of the Trustee and the Holders of any other Notes), together with all necessary authorizations for the Trustee and the Security Agent to enter into such arrangements; provided that, for so long as the proceeds of such additional securities are in escrow, such additional securities shall benefit only from such Liens and shall not be subject to any Intercreditor Agreement (if any) or any Additional Intercreditor Agreement and shall not benefit from any security interest in the Collateral, (viii) if other than in denominations of US$1,000 and in integral multiples of US$1 in excess thereof, the denominations in which such additional securities may be issued and redeemed, (ix) the status of registration with the SEC of such additional securities or the applicable exemption from such registration pursuant to which such additional securities may be offered or sold, and (x) the CUSIP, ISIN or other securities identification numbers with respect to such additional securities, and the relevant clearing systems) on any later issue date subject to the conditions and in compliance with the covenants set forth herein (the “Additional Notes”). In the event that any Additional Notes are not fungible with the Notes issued on the Issue Date for U.S federal income tax, and/or Cayman Islands or United Kingdom tax purposes, such non-fungible Additional Notes shall be issued with a separate CUSIP, ISIN or other securities identification number, as applicable, so that they are distinguishable from such Notes.

Section 2.02 Execution and Authentication.

At least one Officer must sign the Notes for the Issuer by manual, electronic or facsimile signature.

If an Officer whose signature is on a Note no longer holds that office at the time a Note is authenticated, the Note will nevertheless be valid.

A Note will not be valid until authenticated by the manual signature of the authorized signatory of the Trustee or the Authenticating Agent. The signature will be conclusive evidence that the Note has been authenticated under this Indenture. Notwithstanding the foregoing, if any Note shall have been authenticated and delivered hereunder but never issued and sold by the Issuer, the Issuer shall deliver such Note to the Trustee for cancellation pursuant to Section 2.11 hereof.

The Trustee will, upon receipt of a written order of the Issuer signed by an authorized representative (an “Authentication Order”), authenticate or cause the Authenticating Agent to authenticate the Notes for original issue that may be validly issued under this Indenture, including any Additional Notes. The aggregate principal amount of Notes outstanding at any time may not exceed the aggregate principal amount of Notes authorized for issuance by the Issuer pursuant to one or more Authentication Orders, except as provided in Section 2.07 hereof.

The Trustee may appoint one or more authentication agents (each, an “Authenticating Agent”) acceptable to the Issuer to authenticate Notes. Such an agent may authenticate Notes whenever the Trustee may do so. Each reference in this Indenture to authentication by the Trustee includes authentication by such agent. An authenticating agent has the same rights as an Agent to deal with Holders or an Affiliate of the Issuer.

Section 2.03 Paying Agent, Registrar and Transfer Agent.

The Issuer will maintain one or more paying agents (each, a “Paying Agent”) for the Notes. The initial Paying Agent will be U.S. Bank Trust Company, National Association, and U.S. Bank Trust Company, National Association, hereby accepts such appointment.

In addition, the Issuer or any of its Subsidiaries may act as paying agent in connection with the Notes, provided, however in no event may the Issuer act as Paying Agent or appoint a Paying Agent in any jurisdiction where the Paying Agent would be obliged to withhold or deduct tax in connection with any payment made by it in relation to the Notes.

The Issuer will also maintain one or more registrars (each a “Registrar”) and one or more transfer agents (each a “Transfer Agent”). The initial Registrar for the Notes will be U.S. Bank Trust Company, National Association (the “Registrar”). U.S. Bank Trust Company, National Association, hereby accepts such appointment. The initial Transfer Agent for the Notes will be U.S. Bank Trust Company, National Association (the “Transfer Agent”). U.S. Bank Trust Company, National Association, hereby accepts such appointment.

The Registrar and the Transfer Agent will maintain one or more registers (each a “Register”) for the applicable series of Notes reflecting ownership of Definitive Registered Notes (as defined herein) outstanding from time to time and will make payments on and facilitate transfer of Definitive Registered Notes on behalf of the Issuer. The Registrar and/or the Transfer Agent (as the case may be) will promptly inform the Issuer of any changes to the Registers. In the case of discrepancy between a Register and the register kept by, and at the office of, the Issuer, the registrations in the register held by, and at the registered office of, the Issuer shall prevail. The Transfer Agent shall perform the functions of a transfer agent.

Upon written notice to the Trustee, the Issuer may change the Paying Agent, the Registrar or the Transfer Agent without prior notice to the Holders of the Notes (subject, in the case of a Paying Agent, to the condition described in the second clause of this Section 2.03). For so long as the Notes are listed on The Official List of the International Stock Exchange (the “Exchange”) and the rules of The International Stock Exchange Authority Limited (the “Authority”) so require, the Issuer will notify the Authority of any change of the Paying Agent, the Registrar or the Transfer Agent.

Section 2.04 Paying Agent to Hold Money.

The Issuer will require each Paying Agent (other than the Trustee or an Affiliate of the Trustee) that is not a party to this Indenture to agree in writing that each Paying Agent will hold in trust for the benefit of Holders or the Trustee all money held by such Paying Agent for the payment of principal of, premium or Additional Amounts, if any, or interest on the Notes, and will notify the Trustee in writing of any Default by the Issuer in making any such payment. While any such Default continues, the Trustee may require a Paying Agent to pay all money held by it to the Trustee. The Issuer at any time may require a Paying Agent to pay all money held by it to the Trustee. Upon payment over to the Trustee, the Paying Agent (if other than the Issuer or a Subsidiary of the Issuer) will have no further liability for the money. If any of the Issuer or any of the Issuer’s Subsidiaries acts as Paying Agent, it will segregate and hold in a separate trust fund for the benefit of the Holders all money held by it as Paying Agent. Upon any insolvency, bankruptcy or reorganization proceedings relating to the Issuer (including, without limitation, its bankruptcy, voluntary or judicial liquidation, composition with creditors, reprieve from payment, controlled management, fraudulent conveyance, general settlement with creditors, reorganization or similar laws affecting the rights of creditors generally), the Trustee shall automatically serve as Paying Agent for the Notes. The Issuer shall no later than 11:00 a.m. (New York City time), on the Business Day prior to the day on which the Paying Agent is to receive payment, procure that the bank effecting payment for it confirms to the Paying Agent the payment instructions relating to such payment. A Paying Agent shall not be obliged to pay the Holders of the Notes (or make any other payment) unless and until such time as it has confirmed receipt of funds sufficient to make the relevant payment.

Section 2.05 Holder Lists.

The Registrar will preserve in as current a form as is reasonably practicable the most recent list available to it of the names and addresses of all Holders. If the Trustee or the Paying Agent is not the relevant Registrar, the Issuer will furnish or cause the Registrar to furnish, to the Trustee and Paying Agent at least seven (7) Business Days before each interest payment date and at such other times as the Trustee or the Paying Agent may request in writing, a list of the names and addresses of the Holders of Notes in such form and as of such date as the Trustee or the Paying Agent may reasonably require.

Section 2.06 Transfer and Exchange.

(a) Transfer and Exchange of Global Notes. A Global Note may not be transferred except as a whole by a Depositary to a nominee of such Depositary, by a nominee of such Depositary to such Depositary or to another nominee of such Depositary, or by such Depositary or any such nominee to a successor Depositary or a nominee thereof. All Global Notes will be exchanged by the Issuer for Definitive Registered Notes:

(1) if DTC notifies the Issuer that it is unwilling or unable to continue to act as Depositary and a successor Depositary is not appointed by the Issuer within 120 days; or

(2) if the owner of a Book-Entry Interest requests such exchange in writing delivered through DTC (as applicable) following an Event of Default under this Indenture which results in action by the Trustee pursuant to the enforcement provisions under this Indenture.

Upon the occurrence of any of the preceding events in clauses (1) and (2) above, the Issuer shall issue or cause to be issued Definitive Registered Notes in such names as the relevant Depositary shall instruct the Trustee. Global Notes also may be exchanged or replaced, in whole or in part, as provided in Sections 2.07 and 2.10 hereof. Every Note authenticated and delivered in exchange for, or in lieu of, a Global Note or any portion thereof, pursuant to this Section 2.06 or Section 2.07 or 2.10 hereof, shall be authenticated and delivered in the form of, and shall be, a Global Note. A Global Note may not be exchanged for another Note other than as provided in this Section 2.06(a). Book-Entry Interests in a Global Note may be transferred and exchanged as provided in Section 2.06(b) or (c) hereof.

(b) General Provisions Applicable to Transfer and Exchange of Book-Entry Interests in the Global Notes. The transfer and exchange of Book-Entry Interests shall be effected through the relevant Depositary, in accordance with the provisions of this Indenture and the Applicable Procedures. Transfers of Book-Entry Interests shall be subject to restrictions on transfer comparable to those set forth herein to the extent required by the U.S. Securities Act. Transfers and exchanges of Book-Entry Interests for Book-Entry Interests also shall require compliance with either sub-clauses (b)(1) or (b)(2) below, as applicable, as well as sub-clause (b)(3) below, if applicable:

(1) Transfer of Book-Entry Interests in the Same Global Note. Book-Entry Interests in any Rule 144A Global Note may be transferred to Persons who take delivery thereof in the form of a Book-Entry Interest in the same Rule 144A Global Note in accordance with the transfer restrictions set forth in the Private Placement Legend. Book-Entry Interests in any IAI Global Note may be transferred to Persons who take delivery thereof in the form of a Book-Entry Interest in the same IAI Global Note in accordance with the transfer restrictions set forth in the Private Placement Legend. Book-Entry Interests in any Regulation S Global Note may be transferred to Persons who take delivery thereof in the form of a Book-Entry Interest in the same Regulation S Global Note in accordance with the Private Placement Legend. No written orders or instructions shall be required to be delivered to the Trustee to effect the transfers described in this clause (1).

(2) All Other Transfers and Exchanges of Book-Entry Interests in Global Notes. A holder may transfer or exchange a Book-Entry Interest in Global Notes in a transaction not subject to clause (1) of Section 2.06(b) above only if the Trustee and the relevant Registrar or the relevant Transfer Agent (copied to the Trustee) receives either:

(A) both:

(i) a written order from a Participant or an Indirect Participant given to the Depositary in accordance with the Applicable Procedures directing such Depositary to credit or cause to be credited a Book-Entry Interest in another Global Note in an amount equal to the Book-Entry Interest to be transferred or exchanged; and

(ii) instructions given by the Depositary in accordance with the Applicable Procedures containing information regarding the Participant’s account to be credited with such increase; or

(B) both:

(i) a written order from a Participant or an Indirect Participant given to the Depositary in accordance with the Applicable Procedures directing such Depositary to cause to be issued a Definitive Registered Note in an amount equal to the Book-Entry Interest to be transferred or exchanged; and

(ii) instructions given by the Depositary to the relevant Registrar containing information specifying the identity of the Person in whose name such Definitive Registered Note shall be registered to effect the transfer or exchange referred to in clause (b)(2)(A) above, the principal amount of such securities and the CUSIP, ISIN or other similar number identifying the Notes, provided that any such transfer or exchange is made in accordance with the transfer restrictions set forth in the Private Placement Legend.

(3) Transfer of Book-Entry Interests to Another Global Note. A Book-Entry Interest in any Global Note may be transferred to a Person who takes delivery thereof in the form of a Book-Entry Interest in another Global Note in the same denomination if the transfer complies with the requirements of clause (2) of Section 2.06(b) above and the Trustee and the relevant Registrar receives the following:

(A) if the transferee will take delivery in the form of a 144A Book-Entry Interest, then the transferor must deliver a certificate in the form of Exhibit B hereto, including the certifications in item (1) thereof;

(B) if the transferee will take delivery in the form of a Regulation S Book-Entry Interest, then the transferor must deliver a certificate in the form of Exhibit B hereto, including the certifications in item (2) thereof; and

(C) if the transferee will take delivery in the form of a Book-Entry Interest in a IAI Global Note then the transferor must deliver a certificate in the form of Exhibit B hereto, including the certifications in item (3) thereof.

(c) Transfer or Exchange of Book-Entry Interests in Global Notes for Definitive Registered Notes. If any holder of a Book-Entry Interest in a Global Note proposes to exchange such Book-Entry Interest for a Definitive Registered Note or to transfer such Book-Entry Interest to a Person who takes delivery thereof in the form of a Definitive Registered Note, then, upon receipt by the Trustee and the relevant Registrar of the following documentation:

(1) [Reserved];

(2) in the case of an exchange by a holder of a Book-Entry Interest in a Global Note of such Book-Entry Interest for a Definitive Registered Note, the Trustee and Registrar shall have received a certificate from such holder in the form of Exhibit C hereto, including the certifications in items (1) thereof;

(3) in the case of a transfer by a holder of a Book-Entry Interest in a Regulation S Global Note, the transfer complies with Section 2.06(b);

(4) in the case of a transfer by a holder of a Book-Entry Interest in a 144A Global Note to a QIB in reliance on Rule 144A, the Trustee and Registrar shall have received a certificate to the effect set forth in Exhibit B hereto, including the certifications in item (1) thereof;

(5) in the case of a transfer by a holder of a Book-Entry Interest in a 144A Global Note to an IAI in reliance on Regulation D, the Trustee and Registrar shall have received a certificate to the effect set forth in Exhibit B hereto, including the certifications in item (3) thereof;

(6) in the case of a transfer by a holder of a Book-Entry Interest in a 144A Global Note in reliance on Regulation S, the Trustee and Registrar shall have received a certificate to the effect set forth in Exhibit B hereto, including the certifications in item (2) thereof; or

(7) in the case of a transfer by a holder of a Book-Entry Interest in a 144A Global Note in reliance on Rule 144, the Trustee and Registrar shall have received a certificate to the effect set forth in Exhibit B hereto, including the certifications in item (4) thereof, the Trustee shall cause the aggregate principal amount of the applicable Global Note to be reduced accordingly pursuant to Section 2.06(g) hereof, and the Issuer shall execute and the Trustee or the Authenticating Agent upon receipt of an Authentication Order shall authenticate and deliver to the Person designated in the instructions a Definitive Registered Note in the appropriate principal amount. Any Definitive Registered Note issued in exchange for a Book-Entry Interest in a Global Note pursuant to this Section 2.06(c) shall be registered in such name or names and in such authorized denomination or denominations as the holder of such Book-Entry Interest shall instruct the applicable Registrar through instructions from the Depositary and the Participant or Indirect Participant. The applicable Registrar shall deliver such Definitive Registered Notes to the Persons in whose names such Notes are so registered. Any Definitive Registered Note issued in exchange for a Book-Entry Interest in a Global Note pursuant to this Section 2.06(c) shall bear the Private Placement Legend and shall be subject to all restrictions on transfer contained therein.

(d) Transfer and Exchange of Definitive Registered Notes for Book-Entry Interests in the Global Notes. If any Holder of a Definitive Registered Note proposes to exchange such Note for a Book-Entry Interest in a Global Note or to transfer such Definitive Registered Notes to a Person who takes delivery thereof in the form of a Book-Entry Interest in a Global Note, then, upon receipt by the Trustee, the relevant Transfer Agent and the relevant Registrar of the following documentation:

(1) if such Definitive Registered Note is being transferred to a QIB in accordance with Rule 144A, a certificate to the effect set forth in Exhibit B hereto, including the certifications in item (1) thereof;

(2) if such Definitive Registered Note is being transferred to an IAI in reliance on Regulation D, a certificate to the effect set forth in Exhibit B hereto, including the certifications in item (3) thereof;

(3) if such Definitive Registered Note is being transferred in reliance on Regulation S, a certificate to the effect set forth in Exhibit B hereto, including the certification in item (2) thereof,; and

(4) if such Definitive Registered Note is being transferred to the Issuer or any of its Subsidiaries, a certificate to the effect set forth in Exhibit B hereto, including the certifications in item (4) thereof, the Trustee will cancel the Definitive Registered Note delivered to it, and the Trustee will increase or cause to be increased the aggregate principal amount of the appropriate Global Note.

(e) Transfer and Exchange of Definitive Registered Notes for Definitive Registered Notes. Upon request by a Holder of Definitive Registered Notes and such Holder’s compliance with the provisions of this Section 2.06(e), the relevant Transfer Agent or the relevant Registrar will register the transfer or exchange of Definitive Registered Notes of which registration the Issuer will be informed of by such Transfer Agent or such Registrar (as the case may be). Prior to such registration of transfer or exchange, the requesting Holder must present or surrender to the relevant Transfer Agent or the relevant Registrar the Definitive Registered Notes duly endorsed and accompanied by a written instruction of transfer in a form satisfactory to such Transfer Agent or such Registrar duly executed by such Holder or its attorney, duly authorized to execute the same in writing. In the event that the Holder of such Definitive Registered Notes does not transfer the entire principal amount of Notes represented by any such Definitive Registered Note, the relevant Transfer Agent or the relevant Registrar will cancel or cause to be cancelled such Definitive Registered Note and the Issuer (who has been informed of such cancellation) shall execute and such Trustee or the Authenticating Agent shall authenticate and deliver to the requesting Holder and any transferee Definitive Registered Notes in the appropriate principal amounts. In addition, the requesting Holder shall provide any additional certifications, documents and information, as applicable, required pursuant to the following provisions of this Section 2.06(e).

Any Definitive Registered Note may be transferred to and registered in the name of Persons who take delivery thereof in the form of a Definitive Registered Note if the relevant Registrar receives the following:

(1) In the case of a transfer by a holder of a Rule 144A Definitive Registered Note to a qualified institutional buyer in reliance on Rule 144A, the Registrar shall have received a certificate to the effect set forth in Exhibit B hereto, including the certifications in item (1) thereof;

(2) In the case of a transfer by a holder of an IAI Definitive Registered Note to an IAI in reliance on Regulation D, the Registrar shall have received a certificate to the effect set forth in Exhibit B hereto, including the certifications in item (3) thereof;

(3) In the case of a transfer by a holder of a Rule 144A Definitive Registered Note in reliance on Regulation S, the Registrar shall have received a certificate to the effect set forth in Exhibit B hereto, including the certifications in item (2) thereof;

(4) In the case of a transfer by a holder of an IAI Definitive Registered Note in reliance on Regulation S, the Registrar shall have received a certificate to the effect set forth in Exhibit B hereto, including the certifications in item (2) thereof;

(5) In the case of a transfer by a holder of a Rule 144A Definitive Registered Note in reliance on Rule 144, the Registrar shall have received a certificate to the effect set forth in Exhibit B hereto, including the certifications in item (4) thereof;

(6) In the case of a transfer by a holder of an IAI Definitive Registered Note in reliance on Rule 144, the Registrar shall have received a certificate to the effect set forth in Exhibit B hereto, including the certifications in item (4) thereof.

(f) Legends. The following legends will appear on the face of all Notes issued under this Indenture unless specifically stated otherwise in the applicable provisions of this Indenture.

(1) Private Placement Legend. Each Global Note and each Definitive Registered Note (and all Notes issued in exchange therefor or in substitution thereof) shall bear the legend in substantially the following form:

“THE NEW NOTES EVIDENCED HEREBY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE “SECURITIES ACT”), AND, ACCORDINGLY, MAY NOT BE OFFERED, SOLD, PLEDGED OR OTHERWISE TRANSFERRED WITHIN THE UNITED STATES OR TO, OR FOR THE ACCOUNT OR BENEFIT OF, U.S. PERSONS, EXCEPT IN ACCORDANCE WITH THE FOLLOWING SENTENCE. BY ITS ACQUISITION HEREOF OR OF A BENEFICIAL INTEREST HEREIN, THE ACQUIRER (1) REPRESENTS THAT (A) IT AND ANY ACCOUNT FOR WHICH IT IS ACTING IS A “QUALIFIED INSTITUTIONAL BUYER” (WITHIN THE MEANING OF RULE 144A UNDER THE SECURITIES ACT) AND THAT IT EXERCISES SOLE INVESTMENT DISCRETION WITH RESPECT TO EACH SUCH ACCOUNT, (B) IT AND ANY ACCOUNT FOR WHICH IT IS ACTING IS AN INSTITUTIONAL “ACCREDITED INVESTOR” (WITHIN THE MEANING OF RULE 501(A)(1), (2), (3), (7), (8), (9), (12) OR (13) UNDER THE SECURITIES ACT) OR (C) IT IS NOT A U.S. PERSON (WITHIN THE MEANING OF REGULATION S UNDER THE SECURITIES ACT), IS NOT ACQUIRING THE NEW NOTES FOR THE ACCOUNT OR BENEFIT OF A U.S. PERSON AND IS ACQUIRING THE NEW NOTES IN AN OFFSHORE TRANSACTION IN COMPLIANCE WITH REGULATION S UNDER THE SECURITIES ACT AND (2) AGREES FOR THE BENEFIT OF CAZOO GROUP LTD THAT IT WILL NOT OFFER, SELL PLEDGE OR OTHERWISE TRANSFER THE NEW NOTES OR ANY BENEFICIAL INTEREST HEREIN, EXCEPT IN ACCORDANCE WITH THE SECURITIES ACT AND ANY APPLICABLE SECURITIES LAWS OF ANY STATE OF THE UNITED STATES AND [IN THE CASE OF NEW NOTES SOLD TO NON-U.S. PERSONS IN ACCORDANCE WITH REGULATION S: PRIOR TO THE DATE WHICH IS 40 DAYS AFTER THE LATER OF THE ORIGINAL ISSUE DATE OF THIS NEW NOTE AND THE DATE ON WHICH SUCH NEW NOTE (OR ANY PREDECESSOR OF SUCH NEW NOTE) WAS FIRST OFFERED TO PERSONS OTHER THAN DISTRIBUTORS (AS DEFINED IN RULE 902 OF REGULATION S) IN RELIANCE ON REGULATION S,] ONLY (A) TO CAZOO GROUP LTD OR ANY SUBSIDIARY THEREOF, (B) PURSUANT TO A REGISTRATION STATEMENT WHICH HAS BECOME EFFECTIVE UNDER THE SECURITIES ACT, (C) IN THE UNITED STATES, SO LONG AS THE NEW NOTES REMAIN ELIGIBLE FOR RESALE PURSUANT TO RULE 144A, TO A PERSON WHO IT REASONABLY BELIEVES IS A QIB ACQUIRING FOR ITS OWN ACCOUNT OR FOR THE ACCOUNT OF ONE OR MORE OTHER QIBS IN A TRANSACTION MEETING THE REQUIREMENTS OF RULE 144A AND TO WHOM NOTICE IS GIVEN THAT SUCH RESALE, PLEDGE OR TRANSFER IS BEING MADE IN RELIANCE ON RULE 144A, (D) OUTSIDE THE UNITED STATES IN AN OFFSHORE TRANSACTION IN COMPLIANCE WITH RULE 904 OF REGULATION S UNDER THE SECURITIES ACT, OR (E) PURSUANT TO ANY AVAILABLE EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT.

PRIOR TO THE REGISTRATION OF ANY TRANSFER IN ACCORDANCE WITH (2)(E) ABOVE, CAZOO GROUP LTD, AS ISSUER, RESERVES THE RIGHT TO REQUIRE THE DELIVERY OF SUCH LEGAL OPINIONS, CERTIFICATIONS OR OTHER EVIDENCE AS MAY REASONABLY BE REQUIRED IN ORDER TO DETERMINE THAT THE PROPOSED TRANSFER IS BEING MADE IN COMPLIANCE WITH THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS. NO REPRESENTATION IS MADE AS TO THE AVAILABILITY OF ANY EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT.”

(2) Global Note Legend. Each Global Note will bear a legend in substantially the following form:

“UNLESS THIS SECURITY IS PRESENTED BY AN AUTHORIZED REPRESENTATIVE OF THE DEPOSITORY TRUST COMPANY, A NEW YORK CORPORATION (“DTC”), TO THE ISSUER OR ITS AGENT FOR REGISTRATION OF TRANSFER, EXCHANGE OR PAYMENT, AND ANY NOTE ISSUED IS REGISTERED IN THE NAME OF CEDE & CO. OR IN SUCH OTHER NAME AS IS REQUESTED BY AN AUTHORIZED REPRESENTATIVE OF DTC (AND ANY PAYMENT IS MADE TO CEDE & CO. OR TO SUCH OTHER ENTITY AS IS REQUESTED BY AN AUTHORIZED REPRESENTATIVE OF DTC), ANY TRANSFER, PLEDGE OR OTHER USE HEREOF FOR VALUE OR OTHERWISE BY OR TO ANY PERSON IS WRONGFUL INASMUCH AS THE REGISTERED OWNER HEREOF, CEDE & CO., HAS AN INTEREST HEREIN.

THIS GLOBAL NOTE IS HELD BY THE DEPOSITARY (AS DEFINED IN THE INDENTURE GOVERNING THIS NOTE) OR ITS NOMINEE IN CUSTODY FOR THE BENEFIT OF THE BENEFICIAL OWNERS HEREOF, AND IS NOT TRANSFERABLE TO ANY PERSON UNDER ANY CIRCUMSTANCES EXCEPT THAT (1) THE TRUSTEE MAY MAKE SUCH NOTATIONS HEREON AS MAY BE REQUIRED PURSUANT TO SECTION 2.06 OF THE INDENTURE, (2) THIS GLOBAL NOTE MAY BE TRANSFERRED OR EXCHANGED IN WHOLE BUT NOT IN PART PURSUANT TO SECTION 2.06(a) OF THE INDENTURE, AND (3) THIS GLOBAL NOTE MAY BE DELIVERED TO THE TRUSTEE FOR CANCELLATION PURSUANT TO SECTION 2.11 OF THE INDENTURE.”

(3) OID Legend. If Notes are issued with original issue discount, each Note shall also bear a legend in substantially the following form:

“THE FOLLOWING INFORMATION IS SUPPLIED FOR U.S. FEDERAL INCOME TAX PURPOSES. THIS NOTE WAS ISSUED WITH ORIGINAL ISSUE DISCOUNT (“OID”) WITHIN THE MEANING OF SECTION 1273 OF THE INTERNAL REVENUE CODE OF 1986, AS AMENDED (THE “CODE”), AND THIS LEGEND IS REQUIRED BY SECTION 1275(C) OF THE CODE. HOLDERS MAY OBTAIN INFORMATION REGARDING THE AMOUNT OF OID, THE ISSUE PRICE AND THE ISSUE DATE AND THE YIELD TO MATURITY RELATING TO THE NOTES BY CONTACTING THE TREASURY DEPARTMENT OF THE ISSUER AT CAZOO GROUP LTD, 40 Churchway, London, NW1 1LW UNITED KINGDOM.”

(g) Cancellation and/or Adjustment of Global Notes. At such time as all Book-Entry Interests in a particular Global Note have been exchanged for Definitive Registered Notes or a particular Global Note has been redeemed, repurchased or cancelled in whole and not in part, each such Global Note will be returned to or retained and cancelled by the Trustee in accordance with Section 2.11 hereof. At any time prior to such cancellation, if any Book-Entry Interest in a Global Note is exchanged for or transferred to a Person who will take delivery thereof in the form of a Book-Entry Interest in another Global Note or for Definitive Registered Notes, the principal amount of Notes represented by such Global Note will be reduced accordingly and an endorsement will be made on such Global Note by the relevant Registrar or the relevant Paying Agent, at the direction of the Trustee, to reflect such reduction; and if the Book-Entry Interests are being exchanged for or transferred to a Person who will take delivery thereof in the form of a Book-Entry Interest in another Global Note, such other Global Note will be increased accordingly and an endorsement will be made on such Global Note by the relevant Registrar or the relevant Paying Agent at the direction of the Trustee to reflect such increase.

(h) General Provisions Relating to Transfers and Exchanges.

(1) To permit registrations of transfers and exchanges, the Issuer will execute and the Trustee or the Authenticating Agent will authenticate Global Notes and Definitive Registered Notes upon receipt of an Authentication Order in accordance with Section 2.02 hereof or at the relevant Registrar’s request.

(2) No service charge will be made by the Issuer or the Registrar to a Holder of a Book-Entry Interest in a Global Note, a Holder of a Global Note or a Holder of a Definitive Registered Note for any registration of transfer or exchange, but the Issuer may require payment of a sum sufficient to cover any stamp duty, stamp duty reserve, documentary or other similar tax or governmental charge that may be imposed in connection therewith (other than any such transfer taxes or similar governmental charge payable upon exchange or transfer pursuant to Sections 2.10 and 3.06 hereof).

(3) No Transfer Agent or Registrar will be required to register the transfer of or exchange any Note selected for redemption in whole or in part, except the unredeemed portion of any Note being redeemed in part.

(4) All Global Notes and Definitive Registered Notes issued upon any registration of transfer or exchange of Global Notes or Definitive Registered Notes will be the valid obligations of the Issuer, evidencing the same debt, and entitled to the same benefits under this Indenture, as the Global Notes or Definitive Registered Notes surrendered upon such registration of transfer or exchange.

(5) None of the Issuer, the Registrar or the Transfer Agent are required to register the transfer or exchange of any Notes: (A) for a period of 15 days prior to any date fixed for the redemption of the Notes under Section 3.03 hereof; (B) for a period of 15 days immediately prior to the date fixed for selection of Notes to be redeemed in part; (C) for a period of 15 days prior to the record date with respect to any interest payment date with respect to such Notes; or (D) which the Holder has tendered (and not withdrawn) for repurchase in connection with a Change of Control Offer or an Asset Disposition Offer. Any such transfer or exchange will be made without charge to the Holder, other than any taxes, duties and governmental charges payable in connection with such transfer (other than any such transfer taxes or similar governmental charge payable upon exchange or transfer pursuant to Sections 2.10, 3.06, 4.10 and 4.14 hereof).

(6) The Issuer, the Trustee, the Paying Agent, the Transfer Agent and the Registrar will be entitled to treat the Person in whose name any Note is registered as the absolute owner of such Note for the purpose of receiving payment of principal of, interest and Additional Amounts, if any, on such Notes and for all other purposes, and none of the Trustee, any Agent or the Issuer shall be affected by notice to the contrary.

(7) All certifications, certificates and Opinions of Counsel required to be submitted to the Issuer, the Trustee or the applicable Registrar pursuant to this Section 2.06 to effect a registration of transfer or exchange may be submitted initially by facsimile or electronically (including by .pdf) with originals to be delivered promptly thereafter to the Trustee. None of the Issuer, the Trustee or the Agents shall have any responsibility or obligation to any beneficial owner in a Global Note, a Participant, an Indirect Participant or other Person with respect to the accuracy of the records of the applicable Depositary or their respective nominees or of any Participant, with respect to any ownership interest in the Notes or with respect to the delivery to any Participant, Indirect Participant, beneficial owner or other Person (other than the Depositary) of any notice (including any notice of redemption) or the payment of any amount, under or with respect to such Notes. All notices and communications to be given to the Holders and all payments to be made to Holders under the Notes and this Indenture shall be given or made only to or upon the order of the registered holders (which shall be the Depositary or its nominee). The rights of beneficial owners in a Global Note shall be exercised only through the Depositary in the case of Global Notes, subject to the Applicable Procedures. The Issuer, the Trustee and the Agents shall be entitled to rely and shall be fully protected in relying upon information furnished by the Depositary. The Issuer, the Trustee and the Agents shall be entitled to deal with the Depositary in the case of Global Notes, and any nominee thereof, that is the registered holder of any Global Note for all purposes of this Indenture relating to such Global Note (including the payment of principal, premium), if any, and interest, and the giving of instructions or directions by or to the owner or holder of a beneficial ownership interest in such Global Note) as the sole holder of such Global Note and shall have no obligations to the beneficial owners thereof. None of the Issuer, Trustee or Agents shall have any responsibility or liability for any acts or omissions of the Depositary with respect to such Global Note, for the records of any such depositary, including records in respect of beneficial ownership interests in respect of any such Global Note, for any transactions between the Depositary and any Participant or between or among the Depositary, any such Participant and/or any holder or owner of a beneficial interest in such Global Note, or for any transfers of beneficial interests in any such Global Note.

(8) Notwithstanding the foregoing, with respect to any Global Note, nothing herein shall prevent the Issuer, the Trustee, or any agent of the Issuer or the Trustee from giving effect to any written certification, proxy or other authorization furnished by any Depositary (or its nominee), as a Holder, with respect to such Global Note or shall impair, as between such Depositary and owners of beneficial interests in such Global Note, the operation of customary practices governing the exercise of the rights of such Depositary (or its nominee) as Holder of such Global Note.

(9) None of the Trustee, the Registrar or the Transfer Agent shall have any duty to monitor the Issuer’s compliance with or have any responsibility with respect to the Issuer’s compliance with any federal or state securities laws in connection with registrations of transfers and exchanges of the Notes. The Trustee, the Registrar and the Transfer Agent shall have no obligation or duty to monitor, determine or inquire as to compliance with any restrictions on transfer imposed under this Indenture or under applicable law with respect to any transfer of any interest in any Notes (including any transfers between or among the Depositary’s Participants or beneficial owners of interests in any Global Note) other than to require delivery of such certificates and other documentation, as is expressly required by, and to do so if and when expressly required by, the terms of this Indenture or the Notes and to examine the same to determine substantial compliance as to form with the express requirements hereof.

(10) The Issuer, the Trustee, the Registrar and the Transfer Agent reserve the right to require the delivery by any Holder or purchaser of a Note of such legal opinions, certifications or other evidence as may reasonably be required in order to determine that the proposed transfer of any Restricted Global Note or Restricted Definitive Note is being made in compliance with the Securities Act or the Exchange Act, or rules or regulations adopted by the SEC from time to time thereunder, and applicable state securities laws.

Section 2.07 Replacement Notes.

(a) If any mutilated Note is surrendered to the Registrar, the Trustee or the Issuer and the Trustee receives evidence to its satisfaction of the destruction, loss or theft of any Note, the Issuer will issue and the Trustee, upon receipt of an Authentication Order and satisfaction of the other requirements of the Trustee, will authenticate or cause the Authenticating Agent to authenticate a replacement Note if the Trustee’s requirements are met. If required by the Trustee or the Issuer, an indemnity bond must be supplied by the Holder that is sufficient in the judgment of the Trustee and the Issuer to protect the Issuer, the Trustee- and any Agent from any loss that any of them may suffer if a Note is replaced. The Issuer and the Trustee may charge the Holder for its expenses in replacing a Note, including reasonable fees and expenses of counsel.

(b) Every replacement Note is an additional obligation of the Issuer and will be entitled to all of the benefits of this Indenture equally and proportionately with all other Notes duly issued hereunder.

Section 2.08 Outstanding Notes.

The Notes of any series outstanding at any time are all the Notes of such series authenticated by the Trustee or the Authenticating Agent except for those cancelled by them, those delivered to either of them for cancellation, those reductions in the interest in a Global Note effected by the Trustee in accordance with the provisions hereof, and those described in this Section 2.08 as not outstanding. Except as set forth in Section 2.09 hereof, a Note of any series does not cease to be outstanding because the Issuer or an Affiliate of the Issuer holds the Note; provided, that Notes held by the Issuer or a Subsidiary of the Issuer shall not be deemed to be outstanding for purposes of Section 3.07(a) and Section 3.07(b) hereof.

If a Note is replaced pursuant to Section 2.07 hereof, it ceases to be outstanding unless the Trustee receives proof satisfactory to it that the replaced Note is held by a protected purchaser.

If the principal amount of any Note is considered paid under Section 4.01 hereof, it ceases to be outstanding and interest on it ceases to accrue.

If a Paying Agent (other than the Issuer, a Subsidiary of the Issuer or an Affiliate of any thereof) holds, on a redemption date or maturity date, money sufficient to pay Notes payable on that date, then on and after that date such Notes will be deemed to be no longer outstanding and will cease to accrue interest.

Section 2.09 Treasury Notes.

In determining whether the Holders of the required principal amount of the Notes have concurred in any direction, waiver or consent, the Notes owned by the Issuer will be disregarded and deemed not to be outstanding; provided that for the purposes of determining whether the Trustee shall be protected in relying on any such direction, consent, waiver or other action only Notes that a Responsible Officer actually knows are so owned shall be so disregarded. Any Notes held by any Person directly or indirectly controlled, or controlled by, or under direct or indirect common control with, the Issuer, will not cease to be outstanding and will not be disregarded but will be counted for purposes of determining the percentage of Holders who have voted on any matter.

Section 2.10 Temporary Notes.

Until certificates representing Notes are ready for delivery, the Issuer may prepare and the Trustee, upon receipt of an Authentication Order, will authenticate or cause the Authenticating Agent to authenticate temporary Notes. Temporary Notes will be substantially in the form of certificated Notes but may have variations that the Issuer considers appropriate for temporary Notes and as may be reasonably acceptable to the Trustee. Without unreasonable delay, the Issuer will prepare and the Trustee or the Authenticating Agent will authenticate definitive Notes in exchange for temporary Notes.

Holders of temporary Notes will be entitled to all of the benefits of this Indenture.

Section 2.11 Cancellation.

The Issuer at any time may deliver Notes to the Trustee for cancellation. The Registrar, Paying Agent and Transfer Agent will forward to the Trustee any Notes surrendered to them for registration of transfer, exchange or payment. The Trustee, or at the direction of the Trustee, the Registrar or the Paying Agent (other than the Issuer or a Subsidiary of the Issuer) and no one else will cancel all Notes surrendered for registration of transfer, exchange, payment, replacement or cancellation and will destroy cancelled Notes (subject to the record retention requirement of the U.S. Exchange Act and the Trustee, as applicable). Certification of the cancellation of all cancelled Notes will be delivered to the Issuer following a written request from the Issuer. The Issuer may not issue new Notes to replace Notes that it has paid or that have been delivered to the Trustee for cancellation. The Issuer undertakes to promptly inform the Authority (as long as the Notes are listed on the Official List of the Exchange and the rules of the Authority so require) on any such cancellation.

Section 2.12 Defaulted Interest.

If the Issuer defaults in a payment of interest on the Notes, it will pay the defaulted interest in any lawful manner plus, to the extent lawful, interest payable on the defaulted interest, to the Persons who are Holders on a subsequent special record date, in each case at the rate provided in the Notes and in Section 4.01 hereof. The Issuer will notify the Trustee as soon as practicable in writing of the amount of defaulted interest proposed to be paid on each Note and the date of the proposed payment. The Issuer will fix or cause to be fixed each such special record date and payment date; provided that no such special record date may be less than 10 days prior to the related payment date for such defaulted interest. The Issuer shall promptly notify the Trustee of any such record date. At least 15 days before the special record date, the Issuer (or, upon the written request of the Issuer (given at least five (5) Business Days before such notice is to be sent (unless the Trustee shall consent to an earlier date)), the Trustee in the name and at the expense of the Issuer) will mail or cause to be mailed to the Holders in accordance with Section 13.01 hereof a notice that states the special record date, the related payment date and the amount of such interest to be paid. The Issuer undertakes to promptly inform the Authority (as long as the Notes are listed on the Official List of the Exchange and the rules of the Authority so require) of any such special record date.

Section 2.13 CUSIP and ISIN Numbers.

The Issuer in issuing the Notes may use “CUSIP” and “ISIN” numbers and, if so, such CUSIP or ISIN number shall be included in notices of redemption or exchange as a convenience to Holders; provided, however, that any such notice may state that no representation is made as to the correctness or accuracy of the CUSIP or ISIN number printed in the notice or on the Notes, and that reliance may be placed only on the other identification numbers printed on the Notes, and any such redemption or exchange shall not be affected by any defect in or omission of such numbers.

The Issuer will promptly notify the Trustee of any change in the CUSIP or ISIN number.

Section 2.14 Deposit of Moneys.

No later than 11:00 a.m. (New York City time) on each interest payment date and the maturity date of the Notes and on the Business Day immediately following any acceleration of the Notes pursuant to Section 6.02, the Issuer shall deposit with the Paying Agent, in immediately available funds, money in U.S. dollars (as applicable) sufficient to make cash payments, if any, due on such day or date, as the case may be. Subject to actual receipt of such funds as provided by this Section 2.14 by the designated Paying Agent, such Paying Agent shall remit such payment in a timely manner to the Holders on such day or date, as the case may be, to the Persons and in the manner set forth in paragraph 2 of the Notes. The Issuer shall promptly notify the Trustee and the Paying Agent of its failure to so act.

Section 2.15 Agents.

(a) The rights, powers, duties and obligations and actions of each Agent under this Indenture are several and not joint or joint and several. For the avoidance of doubt, the rights, powers, duties and obligations and actions of the Security Agent are subject to any Intercreditor Agreement in all respects.

(b) The Issuer and the Agents acknowledge and agree that in the event of a Default or Event of Default, the Trustee may, by notice in writing to the Issuer and the Agents, require that the Agents act as agents of, and take instructions exclusively from, the Trustee.

(c) Any obligation the Agents may have to publish a notice to Holders of Global Notes on behalf of the Issuer will be met upon delivery of the notice to DTC.

(d) In the event that instructions given to any Agent are not reasonably clear, then such Agent shall be entitled to seek clarification from the Issuer or other party entitled to give the Agents instructions under this Indenture by written request promptly and in any event within one Business Day of receipt by such Agent of such instructions. If an Agent has sought clarification in accordance with this Section 2.15, then such Agent shall be entitled to take no action until such clarification is provided, and shall not incur any liability for not taking any action pending receipt of such clarification.

(e) No Agent shall be under any fiduciary duty or other obligation towards, or have any relationship of agency or trust, for or with any person other than the Issuer.

The Agents will hold all funds as banker subject to the terms of this Indenture and as a result, such money will not be held in accordance with the rules established by the Financial Conduct Authority in the Financial Conduct Authority’s Handbook of rules and guidance from time to time in relation to client money. No monies held by any Agent need be segregated except as may be required by law.

Section 2.16 PIK Interest Payments.

(a) The Issuer is entitled, for any interest period, without the consent of the holders of the Notes, to pay interest at a rate of up to 2.000% per annum in respect of the then outstanding principal amount of the Notes through either increasing the principal amount of the outstanding Global Notes, issuing a new Global Note of an increased principal amount (if necessary) or by issuing PIK Notes in a principal amount equal to such interest (in each case, “PIK Interest”); provided that (i) interest in respect of the first interest period from (and including) the Issue Date to May 15, 2024 shall be paid at a rate of 4.000% per annum in cash (“Cash Interest”) and 2.000% per annum in PIK Interest and (ii) interest in respect of the last interest period from (and including) November 15, 2026 to the maturity date of the Notes shall be paid at a rate of 6.000% per annum entirely in cash. In respect of any interest period after the first (but excluding the last interest period), the Issuer shall deliver a notice (the “Interest Determination Notice”) to the Trustee and the Paying Agent no later than the date that is five Business Days prior to the commencement of any interest period after the first interest period (but excluding the last interest period), which notice shall state the rate of the outstanding principal amount of Notes with respect to which such interest shall be paid in the form of Cash Interest (provided that such rate shall not be less than 4.000% per annum in respect of the then outstanding principal amount of the Notes) (the “Cash Interest Rate”), the corresponding amount of such Cash Interest, the rate of the outstanding principal amount of Notes equal to up to 2.000% per annum with respect to which interest shall be paid in the form of PIK Interest (the “PIK Interest Rate”) and the corresponding amount of such PIK Interest. If the Issuer does not deliver an Interest Determination Notice to the Trustee and the Paying Agent with respect to any interest period within this timeline or at all, then the applicable interest with respect to such interest period shall be deemed to be the Cash Interest Rate and the PIK Interest Rate set out in the Interest Determination Notice last delivered to the Trustee and the Paying Agent. The Registrar will note any PIK Interest increase in the Register. On or prior to each interest payment date, the Issuer shall notify all Holders of such increased principal amount representing PIK Interest relating to each interest payment date. Upon request from a Holder, the Registrar shall provide such Holder with the total principal amount of PIK Notes held by such Holder as reflected in the Register.

(b) Following an increase in the principal amount of the outstanding Notes as a result of a payment of PIK Interest, the Notes will bear interest on such increased principal amount from and after the applicable interest payment date and will otherwise have identical terms to the Notes.

(c) Notwithstanding any other provision in the Indenture, any increase in the principal amount of the outstanding Notes as a result of a payment of PIK Interest shall be permitted under this Indenture and the Notes.

ARTICLE 3
REDEMPTION AND PREPAYMENT

Section 3.01 Notices to Trustee.

If the Issuer elects to redeem Notes of any series pursuant to the optional redemption provisions of Section 3.07 hereof, it must furnish to the Trustee in accordance with Section 13.01 hereof, at least five (5) Business Days (or such shorter period as the Issuer, Trustee and the Paying Agent may agree) prior to the date the notice of redemption is to be delivered to the Holders in accordance with Section 3.03 hereof, an Officer’s Certificate setting forth:

(a) the clause of this Indenture pursuant to which the redemption shall occur;

(b) the redemption date and the record date;

(c) the series and principal amount of Notes to be redeemed;

(d) the redemption price, or, if applicable, the appropriate calculation of such redemption price; and

(e) the CUSIP and ISIN numbers of the Notes.

Section 3.02 Selection of Notes to Be Redeemed or Purchased.

If less than all of the Notes are to be redeemed or purchased in an offer to purchase at any time, the Trustee will select the Notes for redemption or purchase in compliance with the procedures of DTC, unless otherwise required by law or applicable stock exchange or depositary requirements (it being agreed that the Trustee shall have no obligation to monitor such requirements). The Trustee will not be liable for any selections made by it in accordance with this Section 3.02.

The Trustee will promptly notify the Issuer in writing of the Notes selected for redemption or purchase and, in the case of any Note selected for partial redemption or purchase, the principal amount thereof to be redeemed or purchased. Notes and portions of Notes selected will be in amounts of US$1,000 or in integral multiples of US$1 in excess thereof; except that if all of the Notes of a series of a Holder are to be redeemed or purchased, the entire outstanding amount of Notes of such series held by such Holder shall be redeemed or purchased. Except as provided in the preceding sentence, provisions of this Indenture that apply to Notes called for redemption or purchase also apply to portions of Notes called for redemption or purchase.

Section 3.03 Notice of Redemption.

(a) Except as otherwise provided herein, at least 10 days but not more than 60 days before a redemption date, the Issuer will mail or cause to be mailed, by first-class mail, postage prepaid, a notice of redemption to each Holder whose Notes are to be redeemed at its registered address with a copy to the Trustee and the Paying Agent. For Notes which are represented by Global Notes, notices may be given by delivery of the relevant notices to DTC for communication to entitled account holders in substitution for the aforesaid mailing. So long as any Notes are listed on the Official List of the Exchange and the rules of the Authority so require, the Issuer shall publish notice of redemption in accordance with the prevailing rules of the Authority.

(b) The notice will identify the Notes to be redeemed and corresponding CUSIP and ISIN numbers and will state:

(1) the redemption date and the record date;

(2) the redemption price or, if applicable, the appropriate calculation of such redemption price and the amount of accrued interest, if any, and Additional Amounts, if any, to be paid;

(3) if any Global Note is being redeemed in part, the portion of the principal amount of such Global Note to be redeemed and that, after the redemption date upon surrender of such Global Note, the principal amount thereof will be decreased by the portion thereof redeemed pursuant thereto;

(4) if any Definitive Registered Note is being redeemed in part, the portion of the principal amount of such Note to be redeemed, and that, after the redemption date, upon surrender of such Note, a new Definitive Registered Note or Definitive Registered Notes in principal amount equal to the unredeemed portion thereof will be issued in the name of the Holder thereof upon cancellation of the original Definitive Registered Note;

(5) the name and address of the Paying Agent(s) to which the Notes are to be surrendered for redemption;

(6) that Notes called for redemption must be surrendered to the Paying Agent to collect the redemption price, plus accrued and unpaid interest, if any, and Additional Amounts, if any;

(7) any conditions precedent to such redemption and whether such conditions precedent may be waived;

(8) that, unless the Issuer defaults in making such redemption payment, interest, and Additional Amounts, if any, on Notes called for redemption cease to accrue on and after the redemption date;

(9) the paragraph of the Notes and/or Section of this Indenture pursuant to which the Notes called for redemption are being redeemed; and

(10)   that no representation is made as to the correctness or accuracy of the CUSIP or ISIN numbers, if any, listed in such notice or printed on the Notes.

(c) At the Issuer’s request, the Trustee will give the notice of redemption in the Issuer’s name and at its expense; provided, however, that the Issuer will have delivered to the Trustee a form of such notice no less than five (5) Business Days before the notice is to be sent (unless the Trustee shall consent to a shorter period).

Section 3.04 Effect of Notice of Redemption.

Any redemption or notice of redemption of the Notes (including with the proceeds from an Equity Offering) may, at the Issuer’s discretion, be subject to satisfaction of one or more conditions precedent. In addition, if such redemption or notice is subject to the satisfaction of one or more conditions precedent, such notice shall describe each such condition and may state that, in the Issuer’s discretion, the redemption date may be delayed until such time as any or all such conditions shall be satisfied or waived (including in connection with any delay which causes the redemption date to be more than 60 days after the date on which such notice is first given), or such redemption may not occur and such notice may be rescinded in the event that any or all such conditions shall not have been satisfied or waived by the redemption date, or by the redemption date so delayed. Notwithstanding anything else in this Indenture or the Notes to the contrary, redemption notices may be delivered electronically or mailed more than 60 days prior to a redemption date if the notice is issued in connection with a defeasance of the Notes or a satisfaction and discharge of this Indenture. Subject to the foregoing, Notes called for redemption become irrevocably due and payable on the redemption date at the redemption price.

Section 3.05 Deposit of Redemption or Purchase Price.

(a) No later than 11:00 a.m. (New York City time) on the redemption or purchase date, the Issuer will deposit with the Trustee or with the Paying Agent money in U.S. dollars sufficient to pay the redemption or purchase price of, and accrued interest and Additional Amounts (if any) on, all Notes to be redeemed on that date. The Trustee or the Paying Agent will promptly return to the Issuer any money deposited with the Trustee or Paying Agent, as applicable, by the Issuer in excess of the amounts necessary to pay the redemption or purchase price of, and accrued interest and Additional Amounts, if any, on, all Notes to be purchased or redeemed.

(b) If the Issuer complies with the provisions of Section 3.05(a) hereof, on and after the redemption or purchase date, interest will cease to accrue on the Notes or the portions of Notes called for redemption or purchase. If a Note is redeemed or purchased on or after a record date for the payment of interest but on or prior to the related interest payment date, then any accrued and unpaid interest shall be paid to the Person in whose name such Note was registered at the close of business on such record date. If any Note called for redemption is not so paid upon surrender for redemption or purchase because of the failure of the Issuer to comply with Section 3.05(a) hereof, interest shall be paid on the unpaid principal, from the redemption or purchase date until such principal is paid, and to the extent lawful on any interest not paid on such unpaid principal, in each case at the rate provided in the Notes and in Section 4.01 hereof.

Section 3.06 Notes Redeemed or Purchased in Part.

Subject to the terms hereof, upon surrender of a Note that is redeemed in part, the Issuer shall execute and upon receipt of an Authentication Order, the Trustee, or the Authenticating Agent, shall authenticate for the Holder (at the Issuer’s expense), (a) in the case of a Definitive Registered Note, a new Definitive Registered Note in principal amount equal to the unredeemed portion of the original Note upon cancellation of the original Definitive Registered Note; provided that any Definitive Registered Note denominated in U.S. dollars shall be in a principal amount of US$1,000 or an integral multiple of US$1 above US$1,000, and (b) in the case of a Global Note, the relevant Registrar shall make an appropriate notation on such Global Note to decrease the principal amount thereof to an amount equal to the unredeemed portion thereof. Subject to the terms of the applicable redemption notice, Notes called for redemption become due on the date fixed for redemption. On and after the redemption date, unless the Issuer defaults in the payment of the redemption price, interest ceases to accrue on Notes or portions of Notes called for redemption.

Section 3.07 Optional Redemption.

(a) At any time prior to November 15, 2025, the Issuer may on any one or more occasions redeem up to 40% of the original principal amount of the Notes (including the original principal amount of any Additional Notes and PIK Notes) with the Net Cash Proceeds of one or more Equity Offerings at a redemption price of 106% of the principal amount thereof, plus accrued and unpaid interest and Additional Amounts, if any, to but excluding the applicable redemption date (subject to the right of applicable Holders of record on the relevant record date to receive interest due on the relevant interest payment date in respect thereof); provided, however, that:

(1)	at least 60% of the original principal amount of the Notes (including the original principal amount of any Additional Notes) remains outstanding after each such redemption; and

(2)	the redemption occurs within 90 days after the closing of such Equity Offering upon not less than 10 nor more than 60 days’ prior written notice to the Holders and the Trustee.

(b) At any time prior to November 15, 2025, the Issuer may on any one or more occasions redeem all or a part of the Notes upon not less than 10 nor more than 60 days’ prior written notice to the Holders and the Trustee, at a redemption price equal to 100% of the principal amount of the Notes redeemed, plus the Applicable Premium and accrued and unpaid interest (including PIK Interest, if any) and Additional Amounts, if any, to but excluding the applicable redemption date (subject to the right of applicable Holders of record on the relevant record date to receive interest due on the relevant interest payment date in respect thereof).

(c) At any time on or after November 15, 2025, the Issuer may on any one or more occasions redeem all or a part of the Notes, upon not less than 10 nor more than 60 days’ prior written notice to the Holders and the Trustee, at the redemption prices (expressed as a percentage of principal amount) set forth below, plus accrued and unpaid interest (including PIK Interest, if any) and Additional Amounts, if any, to but excluding the applicable redemption date, if redeemed during the twelve-month period beginning on November 15 of the years indicated below (subject to the right of applicable Holders of record on the relevant record date to receive interest due on the relevant interest payment date in respect thereof):

Year	Redemption Price
2025	104.000%
2026	102.000%

(d) Unless the Issuer defaults in the payment of the redemption price, interest will cease to accrue on the Notes or portions thereof called for redemption on the applicable redemption date. If the due date for any redemption payment in respect of a Note is not a Business Day, payment shall be made on the next succeeding day that is a Business Day and no interest shall accrue for the intervening period.

(e) In connection with any tender for, or other offer to purchase, any Notes, if Holders of not less than 90% of the aggregate principal amount of the then outstanding Notes of such series validly tender and do not validly withdraw such Notes in such tender offer and the Issuer, or any third party making such tender offer in lieu of the Issuer, purchases all of the Notes validly tendered and not validly withdrawn by such Holders, all of the Holders of Notes of such series shall be deemed to have consented to such tender offer or other offer and, accordingly, the Issuer or such third party will have the right, upon not less than 10 and not more than 60 days’ prior written notice to the Holders and the Trustee following such purchase date, to redeem all Notes of such series that remain outstanding following such purchase at a price equal to the price (excluding any early tender premium or similar payment) paid to each other Holder of Notes in such tender offer or other offer, plus, to the extent not included in the tender offer payment, accrued and unpaid interest (including PIK Interest, if any) thereon, to, but excluding, the date of such redemption. In determining whether the Holders of at least 90% of the aggregate principal amount of the outstanding Notes have validly tendered and not withdrawn their Notes in a tender for or other offer to purchase any Notes, Notes owned by an Affiliate of the Issuer or by funds controlled or managed by any Affiliate of the Issuer shall be deemed to be outstanding for the purposes of such tender offer or other offer, as applicable.

(f) The Issuer may acquire Notes by means other than a redemption, whether by tender offer, open market purchase, negotiated transactions or otherwise, in accordance with applicable laws, as long as such transaction does not otherwise violate this Indenture.

(g) Except as otherwise required by this Indenture, the Issuer may elect to redeem or repurchase one or more series of Notes or a portion of a series of Notes without redeeming any other series of Notes.

Section 3.08 Redemption for Changes in Taxes.

(a) If (i) any Payor becomes obligated to pay Additional Amounts on any Notes as set forth under Section 4.20 hereof, (ii) such obligation cannot be avoided by the taking of reasonable measures available to the Payor (including, for the avoidance of doubt, the appointment of a new Paying Agent where this would be reasonable) and (iii) the requirement arises as a result of:

(1) any change in or amendment to, the laws or treaties (or any regulations, or rulings promulgated thereunder) of the Relevant Tax Jurisdiction, affecting taxation, which change or amendment has not been publicly announced as formally proposed before, and which becomes effective on or after, the Issue Date or, if a Relevant Tax Jurisdiction has changed since the Issue Date, the date on which such Relevant Tax Jurisdiction became an applicable Relevant Tax Jurisdiction pursuant to this Indenture (the “Relevant Tax Jurisdiction Date”); or

(2) any change in, or amendment to, the existing published official position regarding the application, administration or interpretation of such laws, treaties, regulations or rulings (including a holding, judgment or order by a court of competent jurisdiction or a change in published practice), which change, amendment, application or interpretation has not been publicly announced as formally proposed before, and becomes effective on or after, the Relevant Tax Jurisdiction Date (each of the foregoing clauses (1) and (2), a “Change in Tax Law”), such Notes may be redeemed, in whole but not in part, at the option of the Issuer, upon the Issuer providing not less than 10 days’ nor more than 60 days’ prior written notice to the Holders and the Trustee, at a redemption price equal to 100% of the outstanding principal amount thereof together with accrued and unpaid interest, if any, to but excluding the date fixed for redemption (a “Tax Redemption Date”) and Additional Amounts, if any, then due and that will become due on the Tax Redemption Date as a result of the redemption or otherwise (subject to the right of applicable Holders of record on the relevant record date to receive interest due on the relevant interest payment date and Additional Amounts, if any, in respect thereof).

(b) No notice of redemption pursuant to this Section 3.08 may be given (i) earlier than 60 days prior to the earliest date on which the Payor would be obligated to pay such Additional Amounts were a payment in respect of any Notes then due, or (ii) if at the time such notice is given, such obligation to pay (at the time of the related payment) such Additional Amounts does not remain in effect. Prior to giving any notice of redemption pursuant to this provision, the Issuer shall deliver to the Trustee (i) an Officer’s Certificate stating that the Issuer is entitled to effect such redemption and setting forth a statement of facts showing that the conditions precedent to the right of the Issuer so to redeem have occurred and (ii) an Opinion of Counsel qualified under the laws of the Relevant Tax Jurisdiction to the effect that the Payor has been or will become obligated to pay Additional Amounts on the Notes as a result of a Change in Tax Law. The Trustee shall be entitled to accept such Officer’s Certificate and Opinion of Counsel as sufficient evidence of the satisfaction of such conditions precedent, in which event it shall be conclusive and binding on the applicable Holders.

(c) This Section 3.08 will apply mutatis mutandis to any jurisdiction in which any successor to a Payor is incorporated or organized or any political subdivision or taxing authority or agency thereof or therein.

Section 3.09 Mandatory Redemption.

The Issuer is not required to make mandatory redemption or sinking fund payments with respect to the Notes.

Section 3.10 Offer to Purchase by Application of Proceeds from Asset Dispositions.

(a) In the event that, pursuant to Section 4.10 hereof, the Issuer is required to commence an Asset Disposition Offer, it will follow the procedures specified in this Section 3.10.

(b) Each Asset Disposition Offer will be made to all Holders and, to the extent the Issuer elects to do so, to all holders of other Pari Passu Indebtedness to purchase, prepay or redeem with the proceeds of sales of assets the maximum principal amount of Notes and such other Pari Passu Indebtedness (plus all accrued interest on the Indebtedness and the amount of all fees and expenses, including premiums, incurred in connection therewith) that may be purchased, prepaid or redeemed in accordance with Section 4.10. Any Asset Disposition Offer will remain open for a period of twenty (20) Business Days following its commencement, except to the extent that a longer period is required by applicable law (the “Asset Disposition Offer Period”). No later than five (5) Business Days after the termination of the Asset Disposition Offer Period (the “Asset Disposition Purchase Date”), the Issuer will purchase the principal amount of Notes and Pari Passu Indebtedness, if applicable, required to be purchased pursuant to this Section 3.10 (the “Asset Disposition Offer Amount”) or, if less than the Asset Disposition Offer Amount has been so validly tendered, all Notes and Pari Passu Indebtedness, if applicable, validly tendered in response to the Asset Disposition Offer. Payment for any Notes so purchased will be made in the same manner as interest payments are made.

(c) If the Asset Disposition Purchase Date is on or after an interest record date and on or before the related interest payment date, any accrued and unpaid interest will be paid to the Holder of record at the close of business on such record date, and no additional interest will be payable to Holders who tender Notes pursuant to the Asset Disposition Offer.

(d) Upon the commencement of an Asset Disposition Offer, the Issuer will send, by first-class mail, a notice to the Trustee and each of the Holders with a copy to the Trustee. The notice will contain all instructions and materials necessary to enable such Holders to tender Notes pursuant to the Asset Disposition Offer. The notice, which will govern the terms of the Asset Disposition Offer, will state:

(1) that the Asset Disposition Offer is being made pursuant to this Section 3.10 and Section 4.10 hereof and the length of time the Asset Disposition Offer will remain open;

(2) the Asset Disposition Offer Amount, the purchase price and the Asset Disposition Purchase Date;

(3) that any Note not tendered or accepted for payment will continue to accrue interest;

(4) that, unless the Issuer defaults in making such payment, any Note accepted for payment pursuant to the Asset Disposition Offer will cease to accrue interest after the Asset Disposition Purchase Date;

(5) that Holders electing to have a Note purchased pursuant to an Asset Disposition Offer may elect to have Notes purchased in denominations of US$1,000 or an integral multiple of US$1 in excess thereof (provided that Notes of US$1,000 or less may only be redeemed in whole and not in part);

(6) the procedure for withdrawing an election to tender; and

(7) that, if the aggregate principal amount of Notes and, if applicable, other Pari Passu Indebtedness surrendered by holders thereof exceeds the Asset Disposition Offer Amount, the Issuer will select the Notes and other Pari Passu Indebtedness to be purchased on a pro rata basis based on the principal amount of Notes and such other Pari Passu Indebtedness surrendered (with such adjustments as may be deemed appropriate by the Issuer so that only Notes in denominations of US$1,000, or an integral multiple of US$1 in excess thereof, will be purchased (provided that Notes of US$1,000 or less, may only be redeemed in whole and not in part)).

(e) On or before the Asset Disposition Purchase Date, the Issuer will, to the extent lawful, accept for payment, on a pro rata basis to the extent necessary, the Asset Disposition Offer Amount of Notes and Pari Passu Indebtedness, if applicable, or portions of Notes and Pari Passu Indebtedness, if applicable, so validly tendered and not properly withdrawn pursuant to the Asset Disposition Offer, or if less than the Asset Disposition Offer Amount has been validly tendered and not properly withdrawn, all Notes and Pari Passu Indebtedness, if applicable, so validly tendered and not properly withdrawn, in each case with a principal amount of US$1,000 or in integral multiples of US$1 in excess thereof. The Issuer will promptly (but in any case not later than five (5) Business Days after termination of the Asset Disposition Offer Period) mail or deliver to each tendering Holder of Notes or holder or lender of Pari Passu Indebtedness, if applicable, an amount equal to the purchase price of the Notes or Pari Passu Indebtedness, if applicable, so validly tendered and not properly withdrawn by such holder or lender, as the case may be, and accepted by the Issuer for purchase. In connection with any purchase of Global Notes pursuant hereto, the Trustee will endorse such Global Notes to reflect the decrease in principal amount of such Global Note resulting from such purchase. In connection with any partial purchase of Definitive Registered Notes, the Issuer will promptly issue a new Definitive Registered Note, and the Trustee, upon receipt of an Authentication Order from the Issuer, will procure the authentication of and mail or deliver such new Definitive Registered Note to the tendering Holder, in a principal amount equal to any unpurchased portion of the Definitive Registered Note surrendered. Any Note tendered but not accepted will be promptly mailed or delivered by the Issuer to the Holder thereof. In addition, the Issuer will take any and all other actions required by the agreements governing the Pari Passu Indebtedness, if applicable. The Issuer will publicly announce the results of the Asset Disposition Offer on the Asset Disposition Purchase Date.

(f) Other than as specifically provided in this Section 3.10, any purchase pursuant to this Section 3.10 shall be made pursuant to the provisions of Sections 3.01 through 3.06 hereof (it being understood that any purchase pursuant to this Section 3.10 shall not be subject to any conditions precedent).

ARTICLE 4
COVENANTS

Section 4.01 Payment of Notes.

The Issuer will pay or cause to be paid the principal of, premium on, if any, interest and Additional Amounts, if any, on, the Notes on the dates and in the manner provided in the Notes and this Indenture. Principal, premium, if any, interest and Additional Amounts, if any, will be considered paid on the date due if the Paying Agent, if other than the Issuer or a Subsidiary of the Issuer, holds as of 11:00 a.m. New York City time on the due date, money deposited by the Issuer in immediately available funds and designated for and sufficient to pay all principal, premium, if any, and interest and Additional Amounts, if any, then due. If the Issuer or any of the Issuer’s Subsidiaries acts as Paying Agent, principal, premium, if any, interest and Additional Amounts, if any, shall be considered paid on the due date if the entity acting as Paying Agent complies with Section 2.14 hereof.

Payment of the principal of and interest, premium and Additional Amounts, if any, on the Global Notes will be made by one or more Paying Agents by wire transfer of immediately available funds to the account specified by the Holder or Holders thereof (initially being DTC or its nominee). PIK Interest will be payable with respect to the Notes represented by one or more Global Notes by the Issuer delivering an Authentication Order to increase the principal amount of the applicable Global Note by the relevant amount or, if necessary, by issuing a new Global Note executed by the Issuer and an Authentication Order to the Trustee or to the Authenticating Agent on its behalf to authenticate such new Global Note under the Indenture.

Principal, interest, premium and Additional Amounts, if any, on any Definitive Registered Notes will be payable at the specified office or agency of one or more Paying Agents maintained for such purposes. In addition, cash interest payments on the Definitive Registered Notes may be paid by wire transfer to the persons entitled thereto as shown on the register for the Definitive Registered Notes. PIK Interest will be payable with respect to Definitive Registered Notes by the Issuer issuing and delivering to the Trustee and Paying Agent such Additional Notes in the relevant amount as Definitive Registered Notes and an Authentication Order to the Trustee to authenticate and deliver such Notes.

The Issuer shall pay interest (including post-petition interest in any proceeding under any Bankruptcy Law) on overdue principal at a rate that is 1% higher than the then applicable interest rate on the relevant Notes to the extent lawful; it will pay interest (including post-petition interest in any proceeding under any Bankruptcy Law) on overdue installments of interest, if any (without regard to any applicable grace period), at the same rate to the extent lawful.

Section 4.02 Maintenance of Office or Agency.

The Issuer will maintain the offices and agencies specified in Section 2.03 and Section 13.06 hereof. The Issuer shall give prompt written notice to the Trustee of the location, and any change in the location, of such office or agency. If at any time the Issuer fails to maintain any such required office or agency or fails to furnish the Trustee with the address thereof, such presentations, surrenders, notices and demands may be made or served at the trust office of the Trustee (the address of which is specified in Section 13.01 hereof); provided that no office of the Trustee shall be an office or agency of the Issuer for the purpose of effecting service of legal process against an Issuer or any Guarantor.

The Issuer may also from time to time designate one or more other offices or agencies where the Notes may be presented or surrendered for any or all such purposes and may from time to time rescind such designations. The Issuer will give prompt written notice to the Trustee of any such designation or rescission and of any change in the location of any such other office or agency.

The Issuer hereby designates the trust office of the Trustee (the address of which is specified in Section 13.01 hereof) as one such office or agency of the Issuer in accordance with Section 2.03 hereof.

Section 4.03 Reports.

(a) So long as any Notes are outstanding, the Issuer will furnish in English to the Trustee:

(1)	within 120 days following the end of each fiscal year of the Issuer (beginning with the fiscal year ending December 31, 2023), audited consolidated balance sheets of the Issuer as of the end of the two most recent fiscal years and audited consolidated income statements and statements of cash flow of the Issuer for the two most recent fiscal years, including complete footnotes to such financial statements and the report of the independent auditors on the financial statements;

(2)	within 60 days following the end of each of the first three fiscal quarters in each fiscal year of the Issuer (beginning with the fiscal quarter ended March 31, 2024), management accounts in respect of such quarter; and

(3)	promptly after the occurrence of any material acquisition, disposition or restructuring of the Issuer and the Restricted Subsidiaries, taken as a whole, or any changes of the chief executive officer or chief financial officer of the Issuer or change in auditors of the Issuer or any other material event that the Issuer announces publicly, a report containing a description of such event;

provided, however, that the reports set forth in clauses (1), (2) and (3) above will not be required to (i) contain any reconciliation to U.S. generally accepted accounting principles or IFRS or (ii) include separate financial statements for any Guarantors or non-guarantor Subsidiaries of the Issuer.

(b) In addition, if the Issuer has designated any of its Subsidiaries as Unrestricted Subsidiaries and any such Subsidiary or group of Unrestricted Subsidiaries, if taken together as one Subsidiary, constitutes a Significant Subsidiary, then the quarterly and annual financial information required by the preceding paragraph will include a reasonably detailed presentation, either on the face of the financial statements or in the footnotes thereto, of the financial condition and results of operations of the Issuer and its Restricted Subsidiaries separate from the financial condition and results of operations of the Unrestricted Subsidiaries of the Issuer.

(c) All financial statements shall be prepared in accordance with IFRS (or, at the Issuer’s election, US GAAP). Except as provided for above, no report needs to include separate financial statements for the Issuer or Subsidiaries of the Issuer or any disclosure with respect to the results of operations or any other financial or statistical disclosure not of a type included in the Offering Memorandum.

(d) In addition, for so long as any Notes remain outstanding, during any period in which the Issuer is not subject to Section 13 or Section 15(d) of the Exchange Act nor exempt therefrom pursuant to Rule 12g3-2(b), the Issuer has agreed that it will furnish to the Holders and to securities analysts and prospective investors, upon their request, the information required to be delivered pursuant to Rule 144A(d)(4) under the U.S. Securities Act.

(e) Notwithstanding Section 4.03(b)-(d), the Issuer may satisfy its obligations under clauses (1) and (2) of Section 4.03(a) by delivering the corresponding consolidated annual and quarterly reports of any Holding Company of which the Issuer is a Subsidiary. To the extent that material differences exist between the management, business, assets, shareholding or results of operations or financial condition of the Issuer and such Holding Company that is the reporting entity (if applicable), the annual and quarterly reports shall include an explanation and an unaudited reconciliation of such material differences, starting with the reporting period during which the consolidated annual and quarterly reports for such Holding Company are first used.

(f)   For so long as the equity securities of the Issuer or any Holding Company are listed on the New York Stock Exchange, Nasdaq or another Recognized Stock Exchange, and the Issuer or such Holding Company is subject to the admission and disclosure standards applicable to issuers of equity securities admitted to trading on such exchange, or for so long as the Issuer or any Holding Company is otherwise subject to the reporting requirements of the SEC, then for so long as it elects, the Issuer will make available to the Trustee such annual reports, information, documents and other reports that the Issuer is required to file pursuant to such admission and disclosure standards or SEC filing requirements. Upon complying with the foregoing requirements, the Issuer will be deemed to have complied with the provisions contained in this covenant.

(g) Contemporaneously with the furnishing of each such report set forth in clauses (1), (2) and (3) of Section 4.03(a) above, the Issuer will also post such report on the Issuer’s website. Notwithstanding the foregoing, the Issuer will be deemed to have provided such information to the Trustee, the Holders, prospective purchasers and beneficial owners of the Notes and to have complied with the requirements of this covenant if such information referenced above in clauses (1), (2) and (3) above has been posted on the Issuer’s website or filed on EDGAR with the SEC.

(h) The Issuer may comply with any requirement to provide reports or financial statements under this Section 4.03 by providing any report or financial statements of a direct or indirect Holding Company so long as such reports (if an annual, half yearly or quarterly report) (1) meet the requirements (including as to content and time of delivery) of this Section 4.03 as if references to the Issuer therein were references to such Holding Company and (2) explains in reasonable detail the differences between the information relating to such Holding Company, on the one hand, and the information to the Issuer and the Restricted Subsidiaries on a stand-alone basis, on the other hand. Upon complying with the foregoing requirement, the Issuer will be deemed to have complied with the provisions contained in this Section 4.03.

(i) The delivery of any reports, information and documents to the Trustee is for informational purposes only and the Trustee’s receipt of such reports, information or documents shall not constitute actual or constructive knowledge or notice of any information contained therein or determined therefrom, including the Issuer’s compliance with any of its covenants (as to which the Trustee is entitled to conclusively rely on an Officer’s Certificate). The Trustee is under no duty to examine such reports, information or documents to ensure compliance with the provisions of the Indenture or to ascertain the correctness or otherwise of the information or statements contained therein. The Trustee is entitled to assume such compliance and correctness unless a Responsible Officer of the Trustee is informed in writing otherwise. The Trustee shall have no responsibility for the filing, timeliness or content of any such reports, information or documents, and the Trustee shall have no duty to participate in or monitor any conference calls or EDGAR or any other website maintained by the Issuer.

Section 4.04 Compliance Certificate.

(a) The Issuer shall deliver to the Trustee, within 120 days after the end of each fiscal year, an Officer’s Certificate stating that to the best of the signatories’ knowledge, the Issuer is not in default in the performance or observance of any of the terms, provisions and conditions of this Indenture during the previous year (or, if a Default or Event of Default has occurred, describing all such Defaults or Events of Default of which he or she may have knowledge and what action the Issuer is taking or proposes to take with respect thereto).

(b) So long as any of the Notes are outstanding, the Issuer will deliver to the Trustee, as soon as reasonably practicable (but not later than thirty (30) days) upon an Officer of the Issuer becoming aware of any Default or Event of Default, an Officer’s Certificate specifying such Default or Event of Default and what action the Issuer is taking or proposes to take with respect thereto.

Section 4.05 Taxes.

The Issuer will pay, and the Issuer will cause each of its Subsidiaries to pay, prior to delinquency, all material taxes, assessments, and governmental levies except such as are contested in good faith and by appropriate proceedings or where the failure to effect such payment is not adverse in any material respect to the Holders of the Notes.

Section 4.06 Stay, Extension and Usury Laws.

The Issuer and each Guarantor covenants (to the extent that it may lawfully do so) that it will not at any time insist upon, plead, or in any manner whatsoever claim or take the benefit or advantage of, any stay, extension or usury law wherever enacted, now or at any time hereafter in force, that may affect the covenants or the performance of this Indenture; and the Issuer and each Guarantor (to the extent that it may lawfully do so) hereby expressly waives all benefit or advantage of any such law, and covenants that it will not, by resort to any such law, hinder, delay or impede the execution of any power herein granted to the Trustee, but will suffer and permit the execution of every such power as though no such law has been enacted.

Section 4.07 Restricted Payments.

(a) The Issuer shall not, and shall not permit any of its Restricted Subsidiaries to, make a Restricted Payment if at the time of such Restricted Payment:

1.	a Default or Event of Default shall have occurred and be continuing (or would result from such Restricted Payment);

2.	the Issuer is not able to Incur an additional £1.00 of Indebtedness pursuant to Section 4.09(a)(x), after giving effect, on a pro forma basis, to such Restricted Payment; or

3.	the aggregate amount of such Restricted Payment and all other Restricted Payments (other than pursuant to clauses (2), (3), (5), (7), (8), (10) and (13) of Section 4.07(b) hereof) made subsequent to the Issue Date, would exceed the sum of:

(i)	[reserved];

(ii)	100% of the aggregate Net Cash Proceeds and the Fair Market Value of marketable securities received by the Issuer from the issue or sale of its Capital Stock (other than Disqualified Stock) or other capital contributions subsequent to the Issue Date (other than (x) Net Cash Proceeds received from an issuance or sale of such Capital Stock to a Subsidiary of the Issuer or an employee stock ownership plan, option plan or similar trust to the extent such sale to an employee stock ownership plan or similar trust is financed by loans from or Guaranteed by the Issuer or any Restricted Subsidiary unless such loans have been repaid with cash on or prior to the date of determination and (y) any Parent Debt Contributions) or from the issuance or sale of Subordinated Shareholder Debt (other than an issuance or sale to a Subsidiary of the Issuer) excluding in any event Net Cash Proceeds received by the Issuer from the issue and sale of its Capital Stock or capital contributions to the extent applied to redeem Notes in compliance with Section 3.07; plus

(iii)	to the extent that any Restricted Investment that was made after the Issue Date is (a) sold, disposed of or otherwise cancelled, liquidated or repaid (whether through repurchases, redemptions, repayments of principal, interest payments, dividends, distributions, returns of capital or other transfer of assets), 100% of the aggregate amount received in cash and the Fair Market Value of the property, assets or marketable securities received by the Issuer or any Restricted Subsidiary, (b) made in an entity that subsequently becomes a Restricted Subsidiary, 100% of the Fair Market Value of the Restricted Investment of the Issuer and its Restricted Subsidiaries as of the date such entity becomes a Restricted Subsidiary, or (c) in the case of a Guarantee made by the Issuer or any Restricted Subsidiary, that is fully and unconditionally released, an amount equal to the amount of such Guarantee to the extent such Guarantee reduced the capacity to make Restricted Payment pursuant to this clause (3); plus

(iv)	to the extent that any Unrestricted Subsidiary of the Issuer designated as such after the Issue Date is re-designated as a Restricted Subsidiary or is merged or consolidated into the Issuer or a Restricted Subsidiary, or all of the assets of such Unrestricted Subsidiary are transferred to the Issuer or a Restricted Subsidiary, the Fair Market Value of the property and assets received by the Issuer or Restricted Subsidiary or the Issuer’s Restricted Investment in such Subsidiary as of the date of such re-designation, merger, consolidation or transfer of assets, to the extent such investments reduced the restricted payments capacity under this clause (3) and were not previously repaid or otherwise reduced; plus

(v)	100% of any cash dividends or distributions received by the Issuer or a Restricted Subsidiary after the Issue Date from an Unrestricted Subsidiary to the extent that such dividends or distributions were not otherwise included in the Consolidated Net Income of the Issuer for such period; plus

(vi)	100% of the Net Cash Proceeds and the Fair Market Value of property or assets or marketable securities received by the Issuer or any Restricted Subsidiary from the issuance or sale (other than issuance or sale to the Issuer or any Subsidiary of the Issuer or an employee stock ownership plan, option plan or similar trust to the extent such sale to an employee stock ownership plan or similar trust is financed by loans from or Guaranteed by the Issuer or any Restricted Subsidiary unless such loans have been repaid with cash on or prior to the date of determination) by the Issuer or any Restricted Subsidiary subsequent to the Issue Date of any Indebtedness that has been converted into or exchanged for Capital Stock of the Issuer (other than Disqualified Stock) or Subordinated Shareholder Debt (other than Parent Debt Contributions) pursuant to provisions of such Indebtedness which existed at the time of its issuance (plus the amount of any cash, and the Fair Market Value of property or assets or marketable securities, received by the Issuer or any Restricted Subsidiary less the amount of any cash, and the Fair Market Value of property or assets or marketable securities, distributed by the Issuer or any Restricted Subsidiary, in each case upon such conversion or exchange).

(b) The preceding provisions shall not prohibit:

(1)	the payment of any dividend within 60 days after the date of declaration thereof, if at such date of declaration such payment was permitted by the provisions of the preceding paragraph and such payment shall have been deemed to have been paid on such date of declaration; or any redemption, repurchase or retirement of Indebtedness if, at the date of any redemption notice, such payment would have complied with the provisions of the Indenture;

(2)	any Restricted Payment made by exchange for, or out of the Net Cash Proceeds of the substantially concurrent sale of, Capital Stock or Subordinated Indebtedness of the Issuer (other than Disqualified Stock and other than Capital Stock issued or sold to a Subsidiary or an employee stock ownership plan or similar trust to the extent such sale is financed with loans or guaranteed by the Issuer or any Restricted Subsidiary unless such loans have been repaid with cash on or prior to the date of determination), Subordinated Shareholder Debt or a substantially concurrent contribution to the equity of the Issuer (other than by a Subsidiary of the Issuer and other than Parent Debt Contributions); provided that the amount of any such Net Cash Proceeds that are utilized for any such Restricted Payment will be excluded from Section 4.07(a)(3)(ii) and will not be considered to be net cash proceeds from an Equity Offering for purposes of Section 3.07;

(3)	the purchase, redemption or other acquisition for value of Capital Stock in connection with the obligations under employee or management stock option agreements or other agreements to compensate management or employees or pursuant to any equity incentive plan or program or upon the termination of any employee, officer or director; provided that such redemptions or repurchases pursuant to this clause will not exceed £1 million in the aggregate during any calendar year with any unused amounts in any calendar year being carried over to the immediately following calendar year but not any subsequent calendar years; provided that any such amount in any calendar year may be increased by an amount not to exceed (A) the cash proceeds from the sale of Capital Stock (other than Disqualified Stock) of the Issuer to members of management, directors or employees of the Issuer or any of its Subsidiaries that occurred after the Issue Date, to the extent that the cash proceeds from the sale of such Capital Stock have not otherwise been applied to the payment of Restricted Payments, plus (B) the cash proceeds of key man life insurance policies received by the Issuer and its Restricted Subsidiaries after the Issue Date, less (C) the amount of any Restricted Payments made in previous calendar years pursuant to the immediately preceding clauses (A) and (B);

(4)	the purchase, redemption, defeasance or other acquisition or retirement for value of any Subordinated Indebtedness made by exchange for, or out of the Net Cash Proceeds of the substantially concurrent sale of, Refinancing Indebtedness permitted to be Incurred pursuant to Section 4.09;

(5)	payments made or expected to be made by the Issuer or any Restricted Subsidiary in respect of withholding or similar taxes payable upon exercise of Capital Stock by any future, present or former employee, director or officer of the Issuer or any Restricted Subsidiary, and purchases, repurchases, redemptions, defeasance or other acquisitions or retirements of Capital Stock deemed to occur upon the exercise, conversion or exchange of stock options, warrants or other rights in respect thereof if such Capital Stock represents a portion of the exercise price thereof and payments in respect of withholding or similar taxes payable upon exercise or vesting thereof;

(6)	dividends or other distributions in amounts required and used for a direct or indirect parent of the Issuer to pay interest on Indebtedness the proceeds of which have been contributed as a Parent Debt Contribution to the Issuer or any of its Restricted Subsidiaries and that has been guaranteed by, or is otherwise considered Indebtedness of, the Issuer or any of its Restricted Subsidiaries Incurred in accordance with Section 4.09; provided that any amounts payable (a) as interest on any proceeds loan or other Indebtedness of the Issuer or any Restricted Subsidiary pursuant to which the Parent Debt Contribution was made, or (b) on any Guarantee or other obligation of the Issuer or any Restricted Subsidiary on such Indebtedness will, in each case, reduce the amount available for making Restricted Payments under this clause (6);

(7)	the declaration and payment of regularly scheduled or accrued dividends to holders of any class or series of Disqualified Stock of the Issuer or any preferred stock of any Restricted Subsidiary issued on or after the Issue Date in accordance with Section 4.09;

(8)	payments of cash, dividends, distributions, advances or other Restricted Payments by the Issuer or any of its Restricted Subsidiaries to allow the payment of cash in lieu of the issuance of fractional shares upon (x) the exercise of options or warrants, (y) the conversion or exchange of Capital Stock of any such Person or (z) the consummation of any reverse stock split;

(9)	[reserved];

(10)	distributions or payments of Securitization Fees, sales contributions and other transfers of Securitization Assets, or Vehicle Assets and purchases of Securitization Assets or Vehicle Assets pursuant to a Securitization Repurchase Obligation, in each case in connection with a Qualified Securitization Financing or Floor Plan Facility;

(11)	[reserved];

(12)	[reserved];

(13)	so long as no Default has occurred and is continuing (or would result therefrom), other Restricted Payments in an amount not to exceed the greater of (x) £5 million and (y) 1% of Consolidated Total Assets from the Issue Date;

(14)	dividends, loans, advances or distributions to any Holding Company or other payments by the Issuer or any Restricted Subsidiary in amounts equal to (without duplication):

(i)	the amounts reasonably expected to be required (as determined in good faith by the Issuer’s Board of Directors) for any Holding Company to pay any Holding Company Expenses or any Related Taxes; or

(ii)	amounts constituting or to be used for purposes of making payments (x) of fees and expenses incurred, or payments made, in connection with the Transactions or (y) to the extent specified in Section 4.11(b)(1) and Section 4.11(b)(5);

(15)	the purchase, repurchase, redemption, defeasance or other acquisition or retirement for value of any Subordinated Indebtedness, Disqualified Stock or preferred stock of a Restricted Subsidiary (a) at a purchase price not greater than 101% of the principal amount thereof in the event of a Change of Control in accordance with provisions similar to Section 4.14 or (b) at a purchase price not greater than 100% of the principal amount thereof in accordance with provisions similar to Section 4.10; provided that, prior to or simultaneously with such purchase, repurchase, redemption, defeasance or other acquisition or retirement, the Issuer has made the Change of Control Offer or Asset Disposition Offer, as applicable, as provided in such covenant with respect to the Notes and has completed the repurchase or redemption of all Notes validly tendered for payment in connection with such Change of Control Offer or Asset Disposition Offer or (c) from Net Available Cash to the extent permitted under Section 4.10 hereunder, but only if the Issuer first complied with Section 4.10 and purchased all Notes tendered pursuant to any offer to repurchase all of the Notes required thereby prior to purchasing, repurchasing, redeeming, defeasing or otherwise acquiring or retiring such Subordinated Indebtedness, Disqualified Stock or preferred stock;

(16)	[reserved];

(17)	payments or distributions to dissenting stockholders pursuant to applicable law (including in connection with, or as a result of, exercise of appraisal rights and the settlement of any claims or action pursuant to or in connection with a consolidation, merger, or transfer of all or substantially all of the assets of the Issuer and its Subsidiaries, taken as a whole); and

(18)	any purchase, repurchase, redemption, defeasance or other acquisition or retirement of preferred stock of the Issuer or a Restricted Subsidiary made in exchange for or out of the proceeds of the substantially concurrent sale of preferred stock of the Issuer or a Restricted Subsidiary (in each case, other than Disqualified Stock), as the case may be, that, in each case, is permitted to be incurred pursuant to the provisions under Section 4.09 below.

Section 4.08 Dividend and Other Payment Restrictions Affecting Restricted Subsidiaries.

(a) The Issuer shall not, and shall not permit any Restricted Subsidiary to, create or otherwise cause or permit to exist or become effective any consensual encumbrance or consensual restriction on the ability of any Restricted Subsidiary to:

(1)	pay dividends or make any other distributions on its Capital Stock or pay any Indebtedness or other obligations owed to the Issuer or any Restricted Subsidiary;

(2)	make any loans or advances to the Issuer or any Restricted Subsidiary; or

(3)	sell, transfer or lease any of its property or assets to the Issuer or any Restricted Subsidiary.

(b) Section 4.08(a) shall not prohibit:

(1)	any encumbrance or restriction pursuant to the Indenture, the Security Documents or any Intercreditor Agreement or any other agreement in effect or entered into on the Issue Date;

(2)	any encumbrance or restriction with respect to a Restricted Subsidiary pursuant to an agreement relating to any Capital Stock or Indebtedness Incurred by such Subsidiary on or prior to the date on which such Subsidiary was acquired by the Issuer (other than Capital Stock or Indebtedness Incurred as consideration in, or to provide all or any portion of the funds or credit support utilized to consummate the transaction or series of related transactions pursuant to which such Restricted Subsidiary became a Restricted Subsidiary of the Issuer or was acquired by the Issuer or in contemplation of the transaction) and outstanding on such date;

(3)	any agreement or instrument (a “Refinancing Agreement”) effecting Refinancing Indebtedness or Disqualified Stock incurred pursuant to, or that otherwise extends, renews, refunds, refinances or replaces, an agreement or instrument or obligation in effect or entered into on the Issue Date (an “Initial Agreement”) or contained in any amendment, supplement or other modification to an Initial Agreement (an “Amendment”); provided, however, that the encumbrances and restrictions contained in any such Refinancing Agreement or Amendment are not materially less favorable to the holders of the Notes taken as a whole than the encumbrances and restrictions contained in the Initial Agreement or Initial Agreements to which such Refinancing Agreement or Amendment relates (as determined in good faith by the Board of Directors or an Officer of the Issuer) and either (x) the Issuer determines that such encumbrances and restrictions will not adversely affect the Issuer’s ability to make principal and interest payments on the Notes as and when they come due or (y) such encumbrances and restrictions apply only during the continuance of a default in respect of a payment or financial maintenance covenant relating to such Indebtedness;

(4)	any restriction with respect to a Restricted Subsidiary imposed pursuant to an agreement entered into for the sale or disposition of all or substantially all the Capital Stock or assets of such Restricted Subsidiary pending the closing of such sale or disposition;

(5)	in the case of Section 4.08(a)(3), any encumbrance or restriction:

(A)	that restricts in a customary manner the assignment or transfer of any property or asset that is subject to a lease, license or similar contract, or the assignment of transfer of any such lease, license or other contract entered into in the ordinary course of business;

(B)	contained in mortgages, pledges or other security agreements permitted under and in compliance with this Indenture to the extent such encumbrances or restrictions restrict the transfer of the property subject to such mortgages, pledges or other security agreements; or

(C)	pursuant to customary provisions restricting dispositions of real property interests set forth in any reciprocal easement agreements of the Issuer or any Restricted Subsidiary;

(6)	encumbrances or restrictions arising or existing by reason of applicable law (including, but not limited to, any capital maintenance or similar corporate law restrictions applicable to such Restricted Subsidiary the breach of which would, as determined in good faith by the Board of Directors or an Officer of the Issuer or relevant Restricted Subsidiary, result in any civil or criminal liability of any directors or officers of the relevant Restricted Subsidiary) or any applicable rule, regulation or order or governmental license, permit or concession;

(7)	restrictions on cash or other deposits or net worth imposed by customers or suppliers or required by insurance, surety or bonding companies, in each case, under contracts (not evidencing or relating to Indebtedness) entered into in the ordinary course of business;

(8)	Liens or other security interests permitted to be created, to be assumed or to subsist under the provisions of Section 4.12 that limit the right of the debtor to dispose of the assets subject to such Lien or other security interest;

(9)	encumbrances or restrictions contained in any agreement relating to, or pertaining to, Hedging Obligations;

(10)	customary provisions limiting the disposition or distribution of assets or property in joint venture agreements, asset sale agreements, sale leaseback agreements, stock sale agreements and other similar agreements in the ordinary course of business (including agreements entered into in connection with a Restricted Investment), entered into with the approval of the Issuer’s Board of Directors or an Officer of the Issuer which limitation is applicable only to the assets or property that are the subject of such agreements;

(11)	encumbrance or restriction effected in connection with (A) a Qualified Securitization Financing that, in the good faith determination of the Issuer, are customary in connection with or necessary to effect such Qualified Securitization Financing or (B) a Floor Plan Facility that, in the good faith determination of the Issuer, are customary in connection with or necessary to enter into such Floor Plan Facility or would not have an adverse effect on the ability of the Issuer to make principal and interest payments on the Notes as they come due;

(12)	encumbrances or restrictions on the assets of or ownership interests in a joint venture, in each case contained in the terms of the agreement or agreements governing such joint venture; provided, however, that any such encumbrance or restriction (i) is customary in joint venture agreements, (ii) is not less favorable to the Issuer or any Restricted Subsidiary than to any other joint venturer and (iii) will not materially affect the Issuer’s ability to make principal or interest payments on the Notes, as determined in good faith by the Board of Directors or an Officer of the Issuer, at the time of entering into such agreement or agreements (and at the time of any modification of the terms of any such encumbrance or restriction);

(13)	any encumbrance or restriction pursuant to Purchase Money Obligations and Capitalized Lease Obligations permitted under the Indenture, in each case, that impose encumbrances or restrictions on the property so acquired; and

(14)	any encumbrance or restriction arising pursuant to an agreement or instrument relating to any Indebtedness Incurred by the Issuer or any Restricted Subsidiary permitted to be Incurred subsequent to the Issue Date pursuant to Section 4.09 if the encumbrances and restrictions contained in any such agreement or instrument taken as a whole are not materially less favorable to the Holders of the Notes than (i) the encumbrances and restrictions contained in the Indenture, any Intercreditor Agreement and the Security Documents, in each case, as in effect on the Issue Date or (ii) as is customary in comparable financings (as determined in good faith by the Board of Directors or an Officer of the Issuer) and where, in the case of this clause (ii), either (x) the Issuer determines when such Indebtedness is Incurred that such encumbrances or restrictions will not adversely affect, in any material respect, the Issuer’s ability to make principal or interest payments on the Notes as and when they come due or (y) the Issuer determines that such encumbrances and restrictions apply only during the continuance of a default in respect of a payment or financial maintenance covenant relating to such Indebtedness.

The priority of any preferred stock in receiving dividends or liquidating distributions prior to dividends or liquidating distributions being paid on ordinary shares will not be deemed to be an encumbrance or restriction hereunder. In addition, the subordination of loans or advances made to the Issuer or any Restricted Subsidiary to other Indebtedness Incurred by the Issuer or any Restricted Subsidiary shall not be deemed to constitute an encumbrance or restriction hereunder.

Section 4.09 Incurrence of Indebtedness.

(a) The Issuer shall not, and shall not permit any of its Restricted Subsidiaries to, directly or indirectly, Incur any Indebtedness (including Acquired Indebtedness); provided, however, that the Issuer and any Guarantor may Incur Indebtedness (including Acquired Indebtedness) if on the date thereof and after giving pro forma effect thereto (including pro forma application of the proceeds thereof) (x) the Fixed Charge Coverage Ratio for the Issuer and its Restricted Subsidiaries would have been at least 2.00 to 1.00 and (y) to the extent such Indebtedness is purported to be secured by a Lien, the Consolidated Secured Net Debt Ratio of the Issuer and its Restricted Subsidiaries would be no greater than 3.00 to 1.00.

(b) Section 4.09(a) shall not prohibit the Incurrence of the following Indebtedness:

(1)	[reserved];

(2)	Indebtedness of the Issuer or any Restricted Subsidiary owing to and held by the Issuer or any Restricted Subsidiary; provided, however, that:

(A)	if the Issuer or any Guarantor is the obligor on such Indebtedness and the payee is not the Issuer or a Guarantor (except in respect of intercompany liabilities Incurred in the ordinary course of business in connection with cash pooling or cash management or tax positions of the Issuer and its Restricted Subsidiaries), such Indebtedness must be unsecured and to the extent legally permitted (the Issuer and its Restricted Subsidiaries having completed all procedures required in the reasonable judgment of directors of the obligee or obligor to protect such Persons from any penalty or civil or criminal liability in connection with the subordination of such Indebtedness) expressly subordinated to the prior payment in full in cash of all obligations then due with respect to the Notes, in the case of the Issuer, or the relevant Note Guarantee, in the case of a Guarantor; and

(B)	(x) any subsequent issuance or transfer of Capital Stock that results in any such Indebtedness being held by a Person other than the Issuer or a Restricted Subsidiary; and (y) any sale or other transfer of any such Indebtedness to a Person that is neither the Issuer nor a Restricted Subsidiary, shall be deemed, in each case, to constitute an Incurrence of such Indebtedness by the Issuer or such Restricted Subsidiary, as the case may be, that was not permitted by this clause (2);

(3)	any Refinancing Indebtedness Incurred to refinance, refund, renew or replace any Indebtedness Incurred pursuant to Section 4.09(a) or clause (4), (5), (9) and (16) or this clause (3) of this Section 4.09(b) (including without limitation Capitalized Lease Obligations constituting Refinancing Indebtedness related to one or more transporter vehicles or facilities which refinances, refunds, renews or replaces Indebtedness related to one or more different transporter vehicles or assets, including new Capitalized Lease Obligations related to transporter vehicles or facilities replacing existing transporter vehicles or facilities);

(4)	Indebtedness outstanding on the Issue Date after giving effect to the relevant transactions described under “Summary—The Transactions” in the Offering Memorandum, other than the Notes and Note Guarantees issued on the Issue Date and for the avoidance of doubt, including the Capitalized Lease Obligation related to the Throckmorton facility even if such lease is entered into after the Issue Date;

(5)	Indebtedness Incurred by the Issuer and the Guarantors represented by (i) the Notes to be issued on the Issue Date and the Note Guarantees in respect of these Notes, (ii) an unlimited principal amount of PIK Interest issued from time to time in payment of accrued interest or Additional Amounts on the Notes (either in the form of an issuance of PIK Notes or by increasing the amount of principal on any Note) but not including any Additional Notes other than PIK Notes issued with respect to Additional Notes otherwise permitted to be Incurred hereunder, and (iii) any “parallel debt” obligations under any Intercreditor Agreement, any Additional Intercreditor Agreement or the Security Documents;

(6)	Indebtedness under Hedging Obligations of the Issuer or any of its Restricted Subsidiaries that is Incurred in the ordinary course of business and not for speculative purposes not to exceed the greater of (x) £5 million and (y) 1% of Consolidated Total Assets at any time outstanding;

(7)	Indebtedness Incurred under a Guarantee by the Issuer or any Restricted Subsidiary of Indebtedness of the Issuer or any Restricted Subsidiary to the extent that the guaranteed Indebtedness was permitted to be Incurred by another provision of this Section 4.09; provided, however, that if the Indebtedness being guaranteed is subordinated to or pari passu with the Notes or a Note Guarantee, then the Guarantee must be subordinated or pari passu, as applicable, to the same extent as the Indebtedness guaranteed;

(8)	Indebtedness Incurred after the Issue Date in respect of workers’ compensation claims, early retirement obligations, self-insurance obligations, or social security or wage taxes in the ordinary course of business;

(9)	Indebtedness of the Issuer or any Guarantor (a) represented by Capitalized Lease Obligations, Purchase Money Obligations or other Indebtedness Incurred or assumed in connection with the acquisition or development of real or personal, movable or immovable, property or other assets (including Capital Stock), in each case Incurred for the purpose of financing or refinancing all or any part of the purchase price, lease expense, rental payments or cost of design, installation, construction or improvement of property used in the business of the Issuer or such Guarantor in an aggregate principal amount pursuant to this clause (9)(a), including any Refinancing Indebtedness that refinances, refunds, renews or replaces such Indebtedness, not to exceed the greater of (x) £10 million and (y) 2% of Consolidated Total Assets at any time outstanding; provided that the principal amount of any Indebtedness permitted under this clause (9)(a) did not in each case at the time of Incurrence exceed the Fair Market Value of the acquired or constructed asset or improvement so financed and (b) represented by the sale and leaseback transaction with Geenhous Limited related to the Issuer’s Cold Meece freehold property;

(10)	[reserved];

(11)	Indebtedness of the Issuer or its Restricted Subsidiaries in respect of (a) letters of credit, surety, performance, indemnity or appeal bonds, completion guarantees, judgment, appeal, advance payment, customs, VAT or other tax guarantees or similar instruments issued in the ordinary course of business of such Person and not in connection with the borrowing of money, including letters of credit or similar instruments in respect of self-insurance and workers compensation obligations, (b) the financing of insurance premiums in the ordinary course of business, (c) the honoring by a bank or other financial institution of a check, draft or similar instrument drawn against insufficient funds in the ordinary course of business provided that such amount is reimbursed within 30 days following such drawing, (d) inventory financing or any guarantees thereof, (e) customer deposits and advance payments received in the ordinary course of business from customers, (f) letters of credit, bankers’ acceptances, discounting or factoring of receivables or payables for credit management purposes, warehouse receipts, guarantees or other similar instruments or obligations issued or relating to liabilities or obligations incurred in the ordinary course of business and (g) any customary treasury, depositary, cash management, cash pooling or netting or setting-off arrangements, automatic clearinghouse arrangements, overdraft protections, credit or debit card, electronic funds transfer, or other similar arrangements entered into in the ordinary course of business (as determined in good faith by the Issuer’s Board of Directors);

(12)	Indebtedness Incurred in any Qualified Securitization Financing;

(13)	[reserved];

(14)	[reserved];

(15)	[reserved];

(16)	Indebtedness incurred under any Floor Plan Facility;

(17)	[reserved];

(18)	Indebtedness incurred by the Issuer or any of its Restricted Subsidiaries to the extent that the net proceeds thereof are promptly deposited with the Trustee to satisfy and discharge the Notes or exercise the Issuer’s legal defeasance or covenant defeasance rights, in each case in accordance with the Indenture; and

(19)	Indebtedness arising from agreements providing for indemnification, obligations in respect of earn-outs, deferred purchase price or other adjustments of purchase price, guarantees or, in each case, similar obligations, in each case, incurred or assumed in connection with the acquisition or disposition of any business or assets or Person or any Capital Stock of a Subsidiary (other than Guarantees of Indebtedness incurred by any Person acquiring or disposing of such business or assets or such Subsidiary for the purpose of financing such acquisition or disposition); provided that the maximum liability of the Issuer and its Restricted Subsidiaries in respect of all such Indebtedness in connection with a disposition shall at no time exceed the gross proceeds, including the Fair Market Value of non-cash proceeds, actually received by the Issuer and its Restricted Subsidiaries in connection with such disposition.

(c)	For purposes of determining compliance with this Section 4.09:

(1) in the event that an item of Indebtedness meets the criteria of more than one of the types of Indebtedness described in Section 4.09(a) and clauses (2) through (19) of Section 4.09(b), the Issuer, in its sole discretion, will be permitted to include the amount and type of such Indebtedness in one or more of the foregoing clauses (2) through (19) of Section 4.09(b) or pursuant to Section 4.09(a) (including in part in one such provision and in part in one or more of such provisions);

(2) with respect to Indebtedness Incurred to refinance Indebtedness Incurred in reliance on a clause of this Section 4.09 measured by reference to a percentage of Consolidated Total Assets at the time of incurrence, if such refinancing would cause the relevant percentage restriction to be exceeded if calculated based on the relevant percentage of Consolidated Total Assets on the date of such refinancing, such percentage of Consolidated Total Assets shall be deemed not to be exceeded, as long as the principal amount of such refinancing Indebtedness does not exceed the principal amount of such Indebtedness being refinanced, plus premiums (including tender premiums), defeasance, costs, fees and other expenses in connection with such refinancing;

(3) with respect to Indebtedness Incurred under a Credit Facility, re-borrowings of amounts previously repaid pursuant to “cash sweep” or “clean down” provisions or any similar provisions under a Credit Facility that provide that Indebtedness is deemed to be repaid periodically shall only be deemed for the purposes of this Section 4.09 to have been Incurred on the date such Indebtedness was first Incurred and not on the date of any subsequent re-borrowing thereof;

(4) for the purposes of determining Consolidated Total Assets under this Section 4.09, Consolidated Total Assets shall be measured at the option of the Issuer on the most recent date on which new commitments are obtained or on the date on which new Indebtedness is Incurred;

(5) in the event Indebtedness relates to Guarantees of Indebtedness permitted by this Section 4.09, such Guarantees shall not be treated as an additional Incurrence of Indebtedness;

(6) if obligations in respect of letters of credit, bankers’ acceptances or other similar instruments are Incurred pursuant to any Credit Facility and are being treated as Incurred pursuant to clause (9) of Section 4.09(b) or Section 4.09(a) and the letters of credit, bankers’ acceptances or other similar instruments relate to other Indebtedness, then such other Indebtedness shall not be included;

(7) the principal amount of any Disqualified Stock of the Issuer or a Guarantor, or preferred stock of a Restricted Subsidiary that is not a Guarantor, will be equal to the greater of the maximum mandatory redemption or repurchase price (not including, in either case, any redemption or repurchase premium) or the liquidation preference thereof;

(8) the amount of any Indebtedness outstanding as of any date will be:

(A) the accreted value of the Indebtedness, in the case of any Indebtedness issued with original issue discount;

(B) the principal amount of the Indebtedness, in the case of any other Indebtedness; and

(C) in respect of Indebtedness of another Person secured by a Lien on the assets of the specified Person, the lesser of:

(i) the Fair Market Value of such assets at the date of determination; and

(ii) the amount of the Indebtedness of the other Person;

(9) for purposes of determining compliance with any GBP-denominated restriction on the Incurrence of Indebtedness, the GBP Equivalent of the principal amount of Indebtedness denominated in another currency will be calculated based on the relevant currency exchange rate in effect on the date such Indebtedness was Incurred, in the case of term Indebtedness, or first committed, in the case of Indebtedness Incurred under a revolving Credit Facility; provided that:

(A) the GBP Equivalent of the principal amount of any such Indebtedness outstanding on the Issue Date will be calculated based on the relevant currency exchange rate in effect on the Issue Date; and

(B) if for so long as any such Indebtedness is subject to an agreement intended to protect against fluctuations in currency exchange rates with respect to the currency in which such Indebtedness is denominated covering principal and interest on such Indebtedness, the amount of such Indebtedness, if denominated in GBP will be the amount of the principal payment required to be made under such currency agreement and, otherwise, the GBP Equivalent of such amount plus the GBP Equivalent of any premium which is at such time due and payable but is not covered by such currency agreement;

(10) the principal amount of any Refinancing Indebtedness Incurred in the same currency as the Indebtedness being refinanced will be the GBP Equivalent of the Indebtedness refinanced determined as of the date such Indebtedness was originally Incurred, except that to the extent that:

(A) such GBP Equivalent was determined based on an agreement intended to protect against fluctuations in currency exchange rates, in which case the Refinancing Indebtedness will be determined in accordance with Section 4.09(c)(9)(B); and

(B) the principal amount of the Refinancing Indebtedness exceeds the principal amount of the Indebtedness being refinanced, in which case the GBP Equivalent of such excess will be determined on the date such Refinancing Indebtedness is being Incurred;

(11) as of any relevant date, the exchange rates used in relation to an item of Indebtedness may be, at the election of the Issuer (A), the weighted average exchange rates for that period, (B) the exchange rate used in the relevant financial statements as of the last day of such period, or (C) the exchange rate as in effect on the date that Indebtedness was incurred or deemed to be incurred; provided that, where applicable and at the election of the Issuer, any amount of Indebtedness will be stated so as to take into account the hedging effects of any currency hedging entered into in respect of or by reference to that Indebtedness;

(12) when calculating the availability under any basket or ratio under this Indenture, in each case in connection with a Limited Condition Acquisition, the date of determination of such basket or ratio and of any Default or Event of Default shall, at the option of the Issuer, be the date the definitive agreements or actions for such Limited Condition Acquisition are entered into or taken, and such baskets or ratios shall be calculated with such pro forma adjustments as are appropriate and consistent with the pro forma provisions set forth in the definition of Fixed Charge Coverage Ratio or Consolidated Secured Net Debt Ratio, as applicable, after giving effect to such Limited Condition Acquisition and the other transactions to be entered into in connection therewith (including any Incurrence of Indebtedness and the use of proceeds thereof) as if they occurred at the beginning of the applicable period for purposes of determining the ability to consummate any such Limited Condition Acquisition (and not for purposes of any subsequent availability of any basket or ratio), and, for the avoidance of doubt, (1) if any of such baskets or ratios are exceeded as a result of fluctuations in such basket or ratio (including due to fluctuations in the Consolidated EBITDA of the Issuer or the target company) subsequent to such date of determination and at or prior to the consummation of the relevant Limited Condition Acquisition, such baskets or ratios will not be deemed to have been exceeded as a result of such fluctuations solely for purposes of determining whether the Limited Condition Acquisition is permitted hereunder and (2) such baskets or ratios shall not be tested at the time of consummation of such Limited Condition Acquisition or related transactions; provided, further, that if the Issuer elects to have such determinations occur at the time of entry into such definitive agreement or action, any such transactions (including any Incurrence of Indebtedness and the use of proceeds therefrom) shall be deemed to have occurred on the date the definitive agreements or action are entered or taken and outstanding thereafter for purposes of calculating any baskets or ratios under this Indenture after the date of such agreement or action and before the consummation of such Limited Condition Acquisition; and

(13) accrual of interest, accrual of dividends, the accretion of accreted value, the accretion or amortization of original issue discount, the payment of interest in the form of additional Indebtedness, the payment of dividends in the form of additional shares of preferred stock or Disqualified Stock or the reclassification of commitments or obligations not treated as Indebtedness due to a change in IFRS, including a change in IFRS itself or a change from IFRS to a different set of accounting principles, will not be deemed to be an Incurrence of Indebtedness for purposes of this covenant.

Section 4.10 Asset Sales.

(a) The Issuer shall not, and shall not permit any of its Restricted Subsidiaries to, make any Asset Disposition unless:

(1)	the Issuer or such Restricted Subsidiary receives consideration at least equal to the Fair Market Value (such Fair Market Value to be determined on the date of contractually agreeing to such Asset Disposition), as determined in good faith by the Board of Directors or an Officer of the Issuer (including as to the value of all non-cash consideration), of the shares and assets subject to such Asset Disposition;

(2)	in any such Asset Disposition, at least 75% of the consideration is in the form of cash or Cash Equivalents. For purposes of this Section 4.10, each of the following shall be deemed cash:

(A)	any liabilities, as shown on the Issuer’s most recent consolidated balance sheet, of the Issuer or any Restricted Subsidiary (other than contingent liabilities, Disqualified Stock and liabilities that are by their terms subordinated to the Notes or any Note Guarantee) that are assumed by the transferee of any such assets pursuant to any agreement that releases the Issuer or the relevant Restricted Subsidiary from or indemnifies against further liability;

(B)	any securities, notes or other obligations received by the Issuer or a Restricted Subsidiary from such transferee that are converted by the Issuer or the relevant Restricted Subsidiary into cash or Cash Equivalents within 180 days following the closing of the Asset Disposition, to the extent of the cash or Cash Equivalents received in that conversion;

(C)	any Indebtedness of any Restricted Subsidiary that is no longer a Restricted Subsidiary as a result of such Asset Disposition, to the extent that the Issuer and each other Restricted Subsidiary are released from any Guarantee of such Indebtedness in connection with such Asset Disposition;

(D)	consideration consisting of Pari Passu Indebtedness of the Issuer or any Restricted Subsidiary received from Persons who are not the Issuer or any Restricted Subsidiary; and

(E)	any Designated Non-Cash Consideration received by the Issuer or any Restricted Subsidiary having an aggregate Fair Market Value, taken together with all other Designated Non-Cash Consideration received and designated pursuant to this clause (E) that is at any one time outstanding, not to exceed the greater of (x) £15 million and (y) 3% of Consolidated Total Assets (with the Fair Market Value of each item of Designated Non-Cash Consideration being measured at the time received and without giving effect to subsequent changes in value);

(3)	with respect to Asset Dispositions related to transporter vehicles, an amount equal to 100% of the Net Available Cash from such Asset Disposition is applied by the Issuer or the relevant Restricted Subsidiary, as the case may be:

(A)	to the extent the Issuer elects, to prepay, repay or purchase (w) Indebtedness that is secured by a Permitted Collateral Lien that ranks equal to or in priority to any Lien on such assets securing the Notes and the Note Guarantees and is pari passu in right of payment with the Notes and the Note Guarantees, (x) any Notes, plus accrued and unpaid interest (including PIK Interest, if any) and Additional Amounts, if any, to the date of such prepayment, repayment, purchase or redemption, pursuant to open market purchases, an optional redemption in accordance with the terms of the Indenture, or an Asset Disposition Offer, (y) Indebtedness which is secured by a Lien (other than a Permitted Collateral Lien) on the asset which is the subject of the Asset Sale or (z) Indebtedness of a Restricted Subsidiary that is not a Guarantor (other than Indebtedness owed to the Issuer or an Affiliate of the Issuer), in each case, within 365 days from the date of the receipt of such Net Available Cash;

(B)	to invest in Additional Assets within 365 days from the date of receipt of such Net Available Cash or pursuant to binding arrangements in place within such 365-day period; provided that such binding arrangement is completed within 180 days of such 365-day period;

(C)	to make a capital expenditure within 365 days from the date of receipt of such Net Available Cash or pursuant to binding arrangements in place within such 365-day period; provided that such binding arrangement is completed within 180 days of such 365-day period; or

(D)	to make an offer to the Holders and any other Pari Passu Indebtedness (to the extent the terms of such Pari Passu Indebtedness so require) on a pro rata basis to purchase the Notes at a purchase price equal to 100% of the principal amount, plus accrued and unpaid interest and Additional Amounts, if any, to the date of purchase and such Pari Passu Indebtedness pursuant to and subject to this Indenture (a “Transporter Vehicle Asset Disposition Offer”); and

(4)	with respect to Asset Dispositions related to any assets other than transporter vehicles (a “Non-Transporter Vehicle Asset Disposition Offer” and together with a Transporter Vehicle Asset Disposition Offer, the “Asset Disposition Offers” and each, an “Asset Disposition Offer”), an amount equal to 100% of the Net Available Cash from such Asset Disposition is applied by the Issuer or the relevant Restricted Subsidiary, as the case may be, to make an offer within 10 business days from the date of receipt of the Net Available Cash to (A) purchase the Notes at a purchase price equal to (x) prior to November 15, 2025, 100% of the principal amount of the Notes plus the Applicable Premium and accrued and unpaid interest (including PIK Interest, if any) and Additional Amounts, if any (subject to the right of applicable Holders of record on the relevant record date to receive interest due on the relevant interest payment date in respect thereof); and (y) on or after November 15, 2025, at the price (expressed as a percentage of principal amount) set forth in Section 3.07(c), plus accrued and unpaid interest (including PIK Interest, if any) and Additional Amounts, if any; and (b) second, to the extent any Net Available Cash remains following a Non-Transporter Vehicle Asset Disposition Offer, the Issuer or the relevant Restricted Subsidiary shall apply such Net Available Cash in accordance with clause 3(A), (B), (C) above.

Section 4.11 Transactions with Affiliates.

(a)	The Issuer shall not, and shall not permit any of its Restricted Subsidiaries to, directly or indirectly, enter into any transaction or series of related transactions (including the rendering of services) with any Affiliate of the Issuer (any such transaction or series of related transactions, an “Affiliate Transaction”) involving aggregate consideration in excess of £5 million unless:

(1)	the terms of such Affiliate Transaction are no less favorable to the Issuer or such Restricted Subsidiary, as the case may be, than those that could be obtained in a comparable transaction with a Person who is not an Affiliate; and

(2)	in the event such Affiliate Transaction involves aggregate consideration in excess of £10 million, the terms of such transaction have been approved by a majority of the Disinterested Directors of the Board of Directors of the Issuer (and such majority determines that such Affiliate Transaction satisfies the criteria in clause (1)).

(b)	Section 4.11(a) shall not apply to:

(1)	transactions pursuant to any employee, officer or director compensation arrangements or benefit plans entered into by the Issuer or any of its Restricted Subsidiaries in the ordinary course of business of the Issuer or such Restricted Subsidiary;

(2)	any transaction effected as part of a Qualified Securitization Financing, any disposition of acquisition of Securitization Assets, Vehicle Assets or related assets in connection with any Qualified Securitization Financing, and any repurchase of Securitization Assets or Vehicle Assets pursuant to a Securitization Repurchase Obligation;

(3)	any Affiliate Transaction between the Issuer and a Restricted Subsidiary or between Restricted Subsidiaries (or any entity that becomes a Restricted Subsidiary as a result of such Affiliate Transaction);

(4)	any Restricted Payment (other than a Restricted Investment) permitted to be made pursuant to the provisions set forth under Section 4.07 and any Permitted Investment;

(5)	the payment of compensation, fees and reimbursement of expenses to, and customary indemnities (including under customary insurance policies) and employee benefit and pension expenses provided on behalf of, directors, officers, contractors, consultants, distributors or employees of the Issuer or any Restricted Subsidiary (whether directly or indirectly and including through any trusts or related parties of such directors, officers, contractors, consultants, distributors or employees);

(6)	the incurrence of Subordinated Shareholder Debt;

(7)	transactions pursuant to, or contemplated, by any agreement in effect on the Issue Date and any amendment, modification or extension of such agreement and transactions pursuant to any amendment (including to change any party to the agreement), modification or extension to such agreement, so long as such amendment, modification or extension, taken as a whole, is not more disadvantageous to the Holders than the original agreement as in effect on the Issue Date;

(8)	issuances or sales of Capital Stock (other than Disqualified Stock) of the Issuer or options, warrants or other rights to acquire such Capital Stock and the granting of registration and other customary rights (and the performance of the related obligations) in connection therewith or any contribution to capital of the Issuer or any Restricted Subsidiary;

(9)	transactions for which the Issuer shall have received a written opinion from an independent investment bank or an accounting or appraisal firm of internationally recognized standing or other recognized independent expert of international standing with experience appraising the terms and conditions of the type of transaction or series of related transactions for which an opinion is required, stating that such Affiliate Transaction is (a) fair to the Issuer or such Restricted Subsidiary from a financial point of view or (b) not materially less favorable than those that might reasonably have been obtained in a comparable transaction at such time on an arm’s-length basis from a Person that is not an Affiliate;

(10)	(x) transactions with customers, clients, suppliers, landlords or purchasers or sellers of goods or services or providers of employees or other labor, in each case in the ordinary course of trading, or (y) any transaction in the ordinary course of business between the Issuer or any of its Restricted Subsidiaries and any Person that is an Affiliate of the Issuer solely because a director of such Person is also a director of the Issuer or any direct or indirect parent of the Issuer, in each case, provided (a) such transaction is otherwise in compliance with the terms of this Indenture and (b) such transaction is on terms at least as favorable as could have been obtained at such time from an unaffiliated Person, in the reasonable determination of the members of the Board of Directors or an Officer of the Issuer provided such Officer has been delegated such power by the Board of Directors in the prior twelve months (provided no member of the Board of Directors or Officer of the Issuer with an interest in such transaction may participate in such determination);

(11)	compliance by the Issuer with its obligations under registration rights agreements related to the equity securities of the Issuer and investor rights agreements between the Issuer and any of its shareholders; and

(12)	execution of definitive documentation in accordance with the requirements of the Transaction Support Agreement, compliance with the Issuer’s obligations under the Transaction Support Agreement and the definitive documentation entered into pursuant thereto, amendments to the Transaction Support Agreement and the definitive documentation entered into pursuant thereto, and the consummation of the Transactions.

Section 4.12 Liens.

The Issuer shall not, and the Issuer shall not permit any of its Restricted Subsidiaries to, directly or indirectly, create, assume, or permit to subsist any Lien or other security interest upon any of their or any of the Restricted Subsidiaries’ present or future property or assets, or assign or otherwise convey any right to receive income or profits therefrom, to secure any Indebtedness (including any guarantees or indemnities in respect thereof) (such Lien, the “Initial Lien”) except (a) in the case of any property or asset that does not constitute Collateral, (i) Permitted Liens and (ii) Liens that are not Permitted Liens if, contemporaneously with the incurrence of such Initial Lien, the Notes and the obligations under this Indenture (or a Note Guarantee in the case of Liens of a Guarantor) are directly secured equally and ratably with, or in the case of Liens with respect to Subordinated Indebtedness, with priority to, the Indebtedness secured by such Initial Lien for so long as such Indebtedness is so secured and (b) in the case of any property or asset constituting Collateral, Permitted Collateral Liens.

Any such Lien created in favor of the Notes pursuant to sub-clause (a)(ii) of the preceding paragraph will be automatically and unconditionally released and discharged (i) upon the release and discharge of the Initial Lien to which it relates to the extent it does not also secure the relevant Indebtedness at such time and (ii) otherwise as set forth under Section 10.02.

With respect to any Lien securing Indebtedness that was permitted to secure such Indebtedness at the time of the Incurrence of such Indebtedness, such Lien shall also be permitted to secure any Increased Amount of such Indebtedness. The “Increased Amount” of any Indebtedness shall mean any increase in the amount of such Indebtedness in connection with any accrual of interest, the accretion of accreted value, the amortization of original issue discount, the payment of interest in the form of additional Indebtedness with the same terms, accretion of original issue discount or liquidation preference and increases in the amount of Indebtedness outstanding solely as a result of fluctuations in the exchange rate of currencies or increase in the value of property securing Indebtedness.

Section 4.13 Limitation on Issuer Activities.

(a)	The Issuer shall not engage in any business trading activities or own any assets or Incur any Indebtedness, other than:

(1)	(i) the entry into and performance of its rights and obligations under and in connection with the Transactions, the Transaction Support Agreement, the Indenture, any Intercreditor Agreement, the Security Documents and any documents related to the foregoing; and (ii) the performance of any contract, agreement or other transaction existing or entered into on the Issue Date;

(2)	the performance of any contract, agreement or other transaction with the Issuer’s Restricted Subsidiaries and the making of any Investment, in each case to the extent not prohibited by this Indenture and reasonably relating to the other activities enumerated herein;

(3)	the entry into and performance of its rights and obligations in respect of (i) contracts and agreements with its officers, directors, employees, consultants and independent directors, (ii) subscription or purchase agreements for securities, preparation and issuance of common and/or preferred equity certificates, public offerings, debt offerings, rights offerings, tender offers, change of control offers or asset disposition offers, consent solicitations, voting and other shareholder agreements, registration rights agreements, investor rights agreements, engagement letters, underwriting agreements, dealer manager agreements, solicitation agency agreements, agreements with rating agencies and other agreements in respect of its securities or any offering, issuance or sale thereof and (iii) engagement letters and reliance letters in respect of legal, accounting and other advice and/or reports received and/or commissioned by it;

(4)	holding shares and other debt and equity interests in Subsidiaries and the subscription for debt or equity in and the making of capital contributions in or loans to or Investments in Subsidiaries;

(5)	(i) ownership of cash and Cash Equivalents and (ii) entry into, holding and utilization of Bank Products and participation in cash pooling and cash management arrangements, in each case to the extent not prohibited by this Indenture and reasonably relating to the other activities enumerated herein;

(6)	the Incurrence of (including liabilities and obligations in respect of) Indebtedness, Subordinated Shareholder Debt and Liens not otherwise prohibited by this Indenture (including in respect of Permitted Collateral Liens and Permitted Liens) and activities reasonably incidental thereto (including, without limitation, the entry into and performance of the terms and conditions of, and any obligations under, any document in connection therewith) and guaranteeing Indebtedness of Subsidiaries;

(7)	administrative, managerial, legal, treasury, tax, insurance, human resources and accounting services, arrangements with shareholders and the employment and secondment of employees, including the entry into and performance of any employee incentive or benefit arrangements, the fulfilment of any audit, financial monitoring or reporting requirements, taking of any actions necessary or required by its auditors in connection with the preparation of annual or quarterly financial statements or management accounts, services agreements, tax consolidation agreements or arrangements, retention of counsel, and any activities or requirements in connection with any public offering or private placement, and activities reasonably incidental to such services and arrangements (including entering into contracts with employees) and the ownership of assets necessary to provide such services as well as other holding company activities in the ordinary course of business;

(8)	the making or receipt of any payment, distribution, dividend, repurchase of equity securities or Investment which is permitted or not prohibited by Section 4.07 and any transaction permitted under Section 5.01 or under Section 4.10 and taking all actions necessary or advisable in connection with a Change of Control;

(9)	owning, leasing, managing or operating any properties or assets related to administration, employees and functions incidental to its existence or properties and assets related to the business or operations as a holding company or as permitted by the other paragraphs of this Section 4.13;

(10)	the incurrence and payment of any fees, costs, expenses and Taxes relating to the activities of or services provided to or duties of the Issuer and any Restricted Subsidiaries (including, without limitation, overhead costs, management costs, filling fees, audit costs, Taxes and other ordinary course fees, costs and expenses) and completion of acquisitions of assets and securities otherwise permitted hereby;

(11)	other transactions, activities and arrangements related or reasonably incidental to the establishment and/or maintenance of its or the Issuer’s or any Restricted Subsidiary’s corporate existence (including the provision of holding company, corporate or performance guarantees) and otherwise consistent with the activities of a holding company and activities reasonably incidental thereto;

(12)	the performance of obligations and exercise of rights under contracts or arrangements with any Parent Entity, Permitted Holder, joint venture or joint venture partner or direct or indirect shareholder or other holder of the Issuer’s securities entered into in compliance with this Indenture;

(13)	entry into, performance of and Incurrence of Indebtedness and liabilities under any Intercreditor Agreement, Additional Intercreditor Agreement and the Security Documents or any Permitted Lien, Permitted Collateral Lien or Lien Incurred in accordance with the Section 4.12;

(14)	the issuance, offering, sale and listing of Capital Stock (including in a public offering or private placement) and conducting activities related or reasonably incidental to any public offering or private placement, including the maintenance of any listing and compliance with its obligations under registration rights agreements, shareholder agreements, investor rights agreements or warrant agreements to which it may be a party;

(15)	compliance with the Securities Act, the Exchange Act, SEC reporting obligations, New York Stock Exchange rules and regulations, and the rules and regulations of any stock exchange on which the Issuer’s securities may be listed or traded, including payment of listing and filing fees required thereby and compliance with the requirements described under “Reports” above;

(16)	ordinary course transactions, contracts and arrangements with transfer agents, paying agents, trustees, registrars, collateral agents, exchange agents, solicitation agents, depositaries, stock exchanges and clearing agencies;

(17)	the making, payment and receipt of Holding Company Expenses and any other transaction, activities and arrangements contemplated by the covenant described under Section 4.11; and

(18)	other transactions, activities and arrangements that are either (i) consistent with the above or (ii) not specifically set out above that are de minimis in nature.

Section 4.14 Offer to Repurchase Upon Change of Control.

(a)	If a Change of Control occurs, each Holder shall have the right to require the Issuer to repurchase all or any part (equal to US$1,000 or an integral multiple of US$1 in excess thereof) of such Holder’s Notes at a purchase price equal to 101% of the principal amount, plus accrued and unpaid interest and Additional Amounts, if any, to but excluding the applicable purchase date (the “Change of Control Purchase Price”), subject to the rights of Holders of Notes on the relevant record date to receive interest due on the relevant interest payment date. No later than 30 days following any Change of Control, the Issuer shall give written notice in accordance with the procedures of Section 3.03 and Section 13.01 hereof, with a copy to the Trustee, stating:

(1)       that a Change of Control has occurred or may occur and that each Holder has the right to require the Issuer to purchase such Holder’s Notes at the Change of Control Purchase Price (the “Change of Control Payment”);

(2)       the repurchase date (the repurchase date so stated the “Change of Control Payment Date”), which date shall be no earlier than 10 days nor later than 60 days from the date such notice is given;

(3)       the procedures determined by the Issuer, consistent with this Indenture, that a Holder must follow in order to have its Notes repurchased;

(4)       that, if such notice is given prior to the occurrence of a Change of Control, the Change of Control Offer is conditional on the occurrence of such Change of Control;

(5)       the circumstances and relevant facts regarding such Change of Control;

(6)       that any Note accepted for Change of Control Payment will cease to accrue interest after the Change of Control Payment Date unless the Change of Control Purchase Price is not paid; and

(7)       that any Note (or part thereof) not tendered will continue to accrue interest (the offer so being made the “Change of Control Offer”).

(b)	The Issuer will comply with the requirements of any applicable securities laws or regulations in connection with the repurchase of Notes. To the extent that the provisions of any securities laws or regulations conflict with provisions of this Indenture, the Issuer will comply with the applicable securities laws and regulations and will not be deemed to have breached its obligations under the Change of Control provisions of this Indenture by virtue of the conflict.

(c)	On the Change of Control Payment Date, the Issuer will, to the extent lawful:

(1)	accept for payment all Notes or portions of Notes properly tendered pursuant to the Change of Control Offer;

(2)	deposit with the paying agent an amount equal to the Change of Control Payment in respect of all Notes or portions of Notes properly tendered;

(3)	deliver or cause to be delivered to the Trustee the Notes properly accepted together with an Officer’s Certificate stating the aggregate principal amount of Notes or portions of Notes being purchased by the Issuer;

(4)	in the case of Global Notes, deliver, or cause to be delivered, to the Trustee (or an authenticating agent) the Global Notes in order to reflect thereon the portion of such Notes or portions thereof that have been tendered to and purchased by the Issuer; and

(5)	in the case of Definitive Registered Notes, deliver or cause to be delivered, to the relevant Registrar for cancellation all Definitive Registered Notes accepted for purchase by the Issuer.

If any Definitive Registered Notes have been issued, the Paying Agent will promptly mail to each Holder of Definitive Registered Notes so tendered the Change of Control Payment for such Notes, and the Trustee (or an Authenticating Agent) will, at the request and cost of the Issuer, promptly authenticate and mail (or cause to be transferred by book-entry) to each Holder of Definitive Registered Notes a new Definitive Registered Note equal in aggregate principal amount to the unpurchased portion of the Notes surrendered, if any; provided that each such new Note will be in an aggregate principal amount that is at least US$1,000 or an integral multiple of US$1 in excess thereof. The Issuer will publicly announce the results of the Change of Control Offer on or as soon as practicable after the Change of Control Payment Date.

The provisions of this Section 4.14 that require the Issuer to make a Change of Control Offer following a Change of Control will be applicable whether or not any other provisions of this Indenture are applicable.

(d)	The Issuer shall not be required to make the Change of Control Offer upon a Change of Control if (1) a third party makes an offer in a manner, at the times and otherwise in compliance with the requirements set forth in this Indenture applicable to a Change of Control Offer made by the Issuer and purchases all Notes validly tendered and not withdrawn under such Change of Control Offer or (2) a notice of redemption has been given pursuant to Section 3.07 hereof, unless and until there is a default in payment of the applicable redemption price. Notwithstanding anything to the contrary contained in this Section 4.14, a Change of Control Offer may be made in advance of a Change of Control, conditioned upon the consummation of such Change of Control, if a definitive agreement is in place for the Change of Control at the time the Change of Control Offer is made.

(e)	For so long as the Notes are listed on the Official List of the Exchange and the rules of the Authority so require, the Issuer will notify the Authority of any Change of Control Offer.

Section 4.15 Additional Guarantees.

(a)	The Issuer shall cause each Restricted Subsidiary that is not a Guarantor and that, after the Issue Date, Guarantees any (i) Public Debt or (ii) Indebtedness under any Credit Facility, in each case, of the Issuer or any Guarantor (subject to the Agreed Security Principles as set forth therein), to execute and deliver concurrently to the Trustee a supplemental indenture providing for a Note Guarantee of such Restricted Subsidiary pursuant to which such Restricted Subsidiary will Guarantee payment of the Notes, which Note Guarantee will be senior to or pari passu with such Restricted Subsidiary’s Guarantee of such other Indebtedness, and such additional amendments or supplements to the Security Documents or any Intercreditor Agreement as may be required pursuant to the Note Documents.

(b)	As further set out in Article 11, each Additional Note Guarantee will be limited as necessary to recognize certain defenses generally available to guarantors (including those that relate to general statutory limitations, capital maintenance, corporate benefit, fraudulent preference, financial assistance or thin-capitalization rules or other similar laws or regulations (or analogous restrictions) of any applicable jurisdiction).

(c)	Notwithstanding the foregoing, the Issuer shall not be obligated to cause such Restricted Subsidiary to Guarantee the Notes to the extent that such Note Guarantee by such Restricted Subsidiary would reasonably be expected to give rise to or result in a violation of applicable law which, in any case, cannot be prevented or otherwise avoided through measures reasonably available to the Issuer or the Restricted Subsidiary (including “whitewash” or similar procedures) or any liability for the officers, directors or shareholders of such Restricted Subsidiary.

Section 4.16 [Reserved]

Section 4.17 Designation of Restricted and Unrestricted Subsidiaries.

(a)	The Board of Directors of the Issuer may designate any Subsidiary of the Issuer (including any newly acquired or newly formed Subsidiary or a Person becoming a Subsidiary through merger, consolidation or other business combination transaction, or Investment therein) to be an Unrestricted Subsidiary only if:

(1)	such Subsidiary or any of its Subsidiaries does not own any Capital Stock of, or own or hold any Lien on any property of, any other Subsidiary of the Issuer which is not a Subsidiary of the Subsidiary to be so designated or otherwise an Unrestricted Subsidiary;

(2)	such Subsidiary is a Person with respect to which neither the Issuer nor any Restricted Subsidiary has any direct or indirect obligation to:

(A)	subscribe for additional Capital Stock of such Person; or

(B)	maintain or preserve such Person’s financial condition or cause such person to achieve any specified levels of operating results;

(3)	all outstanding Investments by the Issuer and the Restricted Subsidiaries (except to the extent repaid) in the Subsidiary so designated will be deemed to be Restricted Payments in an amount which shall be the Restricted Payment’s Fair Market Value at the time of such transfer and a Restricted Payment in such amount would be permitted at such time under Section 4.07 or the definition of “Permitted Investments” and if such Subsidiary otherwise meets the definition of an “Unrestricted Subsidiary”; and

(4)	after giving effect to, and as a result of, such designation there will be no Default or Event of Default.

(b)	The Board of Directors of the Issuer may designate any Unrestricted Subsidiary to be a Restricted Subsidiary; provided, however, that such designation shall be deemed to be an Incurrence of Indebtedness by a Restricted Subsidiary of any outstanding Indebtedness of such Unrestricted Subsidiary and such designation shall be permitted only if (i) immediately after giving effect to such designation, no Default or Event of Default shall have occurred and be continuing and (ii) the Issuer could Incur at least £1.00 of additional Indebtedness as described in Section 4.09(a)(x), on a pro forma basis taking into account such designation as if it had occurred at the beginning of the applicable reference period, or the Issuer could otherwise Incur any outstanding Indebtedness of such Unrestricted Subsidiary pursuant to one or more of the clauses in Section 4.09(b). Any such designation by the Board of Directors of the Issuer shall be evidenced to the Trustee by filing with the Trustee a resolution of the Board of Directors of the Issuer giving effect to such designation and an Officer’s Certificate certifying that such designation complies with the foregoing conditions.

Section 4.18 Maintenance of Listing.

The Issuer shall use its commercially reasonable efforts to obtain and maintain the listing of the Notes on the Official List of the Exchange for so long as any Notes are outstanding; provided that if the Issuer is unable to obtain admission to such listing or if at any time the Issuer determines that it will not maintain such listing, it shall use its commercially reasonable efforts to obtain and maintain a listing of the Notes on another “recognised stock exchange” (within the meaning of Section 1005 of the Income Tax Act of 2007 of the United Kingdom (the “ITA”) as it applies for purposes of Section 987 of the ITA), in which case, references in this Section 4.18 to the Exchange will be deemed to refer to such other “recognised stock exchange”.

Section 4.19 Impairment of Security Interest.

(a)	The Issuer will not, and the Issuer will not cause or permit any of its Restricted Subsidiaries to, take or knowingly or negligently omit to take, any action which action or omission might or would have the result of materially impairing the security interest with respect to the Collateral (it being understood that the incurrence of Liens on the Collateral permitted by the definition of “Permitted Collateral Liens” shall under no circumstances be deemed to materially impair the security interest with respect to the Collateral), for the benefit of the Trustee and the Holders, and the Issuer will not, and the Issuer will not cause or permit any of its Restricted Subsidiaries to, grant to any Person other than the Security Agent, for the benefit of the Holders and the other beneficiaries described in the Security Documents and any Intercreditor Agreement, any interest whatsoever in any of the Collateral; provided that:

(1)	nothing in this provision shall restrict the discharge or release of the Collateral in accordance with this Indenture, any Intercreditor Agreement, any Additional Intercreditor Agreement and the Security Documents; and

(2)	the Issuer and the Issuer’s Restricted Subsidiaries may incur Permitted Collateral Liens;

and provided further, however, that no Security Document may be amended, extended, renewed, restated, supplemented or otherwise modified or replaced, unless contemporaneously with such amendment, extension, replacement, restatement, supplement, modification or renewal, the Issuer delivers to the Security Agent either:

(A)	a solvency opinion from an accounting, appraisal or investment banking firm of national standing confirming the solvency of the Issuer and its Subsidiaries, taken as a whole, after giving effect to any transactions related to such amendment, extension, renewal, restatement, supplement, release, modification or replacement; or

(B)	a certificate from the chief financial officer, chief executive officer or the Board of Directors of the relevant Person in the form set forth as Exhibit E to this Indenture, which confirms the solvency of the person granting such Security Interest after giving effect to any transactions related to such amendment, extension, renewal, restatement, supplement, modification or replacement; or

(C)	an Opinion of Counsel (subject to customary exceptions and qualifications), confirming that, after giving effect to any transactions related to such amendment, extension, renewal, restatement, supplement, modification or replacement, the Lien or Liens securing the Notes created under the Security Documents so amended, extended, renewed, restated, supplemented, modified or replaced are valid and perfected Liens not otherwise subject to any limitation, imperfection or new hardening period, in equity or at law, and that such Lien or Liens were not otherwise subject to any limitation, imperfection or a hardening period immediately prior to such amendment, extension, renewal, restatement, supplement, modification or replacement.

(b)	Notwithstanding Section 4.19(a), which shall not apply to the actions described in this Section 4.19(b), at the direction of the Issuer and without the consent of the Holders or the Trustee, the Security Agent may from time to time enter into one or more amendments to the Security Documents to: (i) cure any ambiguity, omission, defect or inconsistency therein; (ii) provide for Permitted Collateral Liens to the extent permitted by this Indenture; (iii) add to the Collateral or add additional Guarantors or obligors; (iv) comply with the terms of any Intercreditor Agreement or any Additional Intercreditor Agreement; (v) evidence the succession of another Person to the Issuer and the assumption by such successor of the obligations under this Indenture, the Notes and the Security Documents, in each case, in accordance with Article 5; (vi) provide for the release of property and assets constituting Collateral from the Lien of the Security Documents or the release of a Note Guarantee granted by a Guarantor, in each case, in accordance with (and if permitted by) the terms of this Indenture and any Intercreditor Agreement; (vii) conform the Security Documents to any provision of the “Description of the Notes” section of the Offering Memorandum; (viii) evidence and provide for the acceptance of the appointment of a successor Trustee or Security Agent; or (ix) make any other change thereto that does not adversely affect the rights of the Holders in any material respect.

(c)	In the event that the Issuer or the relevant Restricted Subsidiary complies with this Section 4.19, the Trustee and the Security Agent shall (subject to customary protections and indemnifications and each of the Trustee and the Security Agent being indemnified and secured to its satisfaction) consent to such amendment, extension, renewal, restatement, supplement, modification or replacement with no need for instructions from Holders, but upon receipt of an Officer’s Certificate and Opinion of Counsel by the Trustee and the Security Agent.

Section 4.20 Additional Amounts.

(a) All payments by or on behalf of the Issuer or, pursuant to the terms of the relevant Note Guarantee, any present or future Guarantor or any successor of any of the foregoing (each a “Payor”) under or with respect to the Notes or any Note Guarantee shall be made free and clear of and without withholding or deduction for or on account of any Taxes, unless the deduction or withholding of such Taxes is required by law. If any withholding or deduction for, or on account of, any Taxes imposed by or on behalf of or levied within (i) the United Kingdom or any political subdivision or taxing authority thereof or therein, (ii) any jurisdiction from or through which payment on the Notes or a Note Guarantee is made for or on behalf of a Payor (including the jurisdiction of any Paying Agent) or any political subdivision thereof or therein, (iii) any other jurisdiction in which a Payor is organized or otherwise considered to be resident or has a permanent establishment for tax purposes or (iv) any province, municipality or other political subdivision or taxing authority in or of any such jurisdiction under foregoing (i) through (iii) (any such jurisdiction under foregoing (i) through (iv) a “Relevant Tax Jurisdiction”), will at any time be required by law to be made from any payments including, without limitation, payments of, or in respect of, principal, redemption or repurchase price, premium or interest made by or on behalf of the Issuer or any Guarantor under or with respect to the Notes or any Note Guarantee, the relevant Payor shall pay (together with such payment) such additional amounts as may be necessary in order that the net amounts received by the Holders of the Notes after such withholding or deduction (including any deduction or withholding from such additional amounts) shall equal the respective amounts that would have been receivable in respect of the relevant Notes, in the absence of such deduction or withholding (the aggregate of such additional amounts, “Additional Amounts”), except that no such Additional Amounts shall be payable with respect to:

(1)	any Taxes, to the extent such Taxes are withheld, deducted or imposed by reason of the Holder or beneficial owner of a Note (or a fiduciary, settler, beneficiary, partner, member or shareholder of, or possessor of power over the relevant Holder or beneficial owner, if the relevant Holder or beneficial owner is an estate, nominee, trust, partnership, limited liability company or corporation) having, or having had, some personal or business connection with the Relevant Tax Jurisdiction (other than the mere acquisition, ownership, holding or disposition of such Note, the enforcement of rights under such Note or under a Note Guarantee, or the receipt of any payments in respect of such Note or Note Guarantee);

(2)	any Taxes that are payable otherwise than by deduction or withholding from a payment under or with respect to the Notes or any Note Guarantee;

(3)	any Taxes imposed on a payment on a Note presented for payment (where presentation is required for payment) by or on behalf of a Holder who would have been able to avoid such Taxes by presenting the relevant Note to another Paying Agent;

(4)	any estate, inheritance, gift, sale, transfer, personal property or similar Taxes;

(5)	any Taxes, to the extent such Taxes are withheld, deducted or imposed by reason of the failure of the Holder, following the written request of the Payor, the Paying Agent, or any other person acting as an agent for any Payor or the Paying Agent addressed to the Holder (and made at a time that would enable the Holder or beneficial owner acting reasonably to comply with that request, and in all events, at least 60 days before any such withholding or deduction would be required), to comply with any certification, identification, information or other reporting requirements, whether required by statute, treaty, regulation or administrative practice of a Relevant Tax Jurisdiction, as a precondition to exemption from, or reduction in the rate of deduction or withholding of, Taxes imposed by the Relevant Tax Jurisdiction (including, without limitation, a certification that the Holder or beneficial owner is not resident in the Relevant Tax Jurisdiction), but in each case, only to the extent the Holder or beneficial owner is legally entitled to provide such certification or documentation;

(6)	any Taxes, to the extent such Taxes are withheld, deducted or imposed under section 1471 through 1474 of the United States Internal Revenue Code of 1986, as amended, as of the Issue Date (and any amended or successor version of such sections that is substantively comparable and not materially more onerous to comply with), including any current or future Treasury regulations or other official interpretations thereunder or any law or regulation implementing an intergovernmental agreement between a non-U.S. government and the United States with respect to the foregoing;

(7)	any Taxes, to the extent that such Taxes were imposed as a result of the presentation of the Note for payment (where presentation is required) more than 30 days after the relevant payment is first made available for payment to the Holder (except to the extent that the Holder would have been entitled to Additional Amounts had the Note been presented on the last of day of such 30-day period);

(8)	any Taxes, to the extent such Taxes are withheld, deducted or imposed on or with respect to any payments under, or with respect to, the Notes or under or with respect to any Note Guarantee by reason of the Holder being, or having been a fiduciary or partnership or any person other than the sole beneficial owner of any such payments to the extent that such Taxes would not have been imposed or required to be withheld or deducted on such payments had the beneficial owner of the applicable Notes been the holder of such Note; or

(9)	any combination of items (1) through (8) above.

(b) In cases where the deduction or withholding of Taxes on or with respect to any payments under or with respect to the Notes or with respect to any Note Guarantee is required by law to be made by a Payor, the Payor will (i) make any required withholding or deduction and (ii) timely remit the full amount deducted or withheld to the Relevant Tax Jurisdiction in accordance with applicable law. The Payor will use all reasonable efforts to obtain certified copies of tax receipts evidencing the payment of any Taxes so deducted or withheld from each Relevant Tax Jurisdiction imposing such Taxes and will furnish to a Holder such certified copies of tax receipts as soon as reasonably practical.

(c) Additional Amounts may be paid by the Issuer in the form of (i) with respect to PIK interest, PIK Notes and (ii) in other cases, cash. If the Payor becomes aware that it will be obligated to pay Additional Amounts with respect to such payment, at least 30 days prior to each date on which any payment under or with respect to the Notes or any Note Guarantee is due and payable (unless such obligation to pay Additional Amounts arises after the 45th day prior to such date, in which case it must be delivered promptly thereafter), the Payor will deliver to the Trustee and the Paying Agent an Officer’s Certificate stating the fact that Additional Amounts will be payable and the amounts estimated to be payable and shall deliver a notice to the relevant Holders of the payment of such Additional Amounts in accordance with Section 13.01 on the payment date.

(d) The Payor will pay any present or future stamp, issue, registration, transfer, court or documentary taxes, or any other excise or property taxes, charges or similar levies imposed by a Relevant Tax Jurisdiction (including penalties and interest related thereto and any other reasonable expenses with respect thereto) which arise from or in connection with the execution, delivery, issuance or registration of the Notes or any Note Guarantee or any other document or instrument in relation thereto (other than a transfer of the Notes after the Issue Date), or the receipt of any payments with respect to, or enforcement of, the Notes or any Note Guarantee (limited, in the case of any such taxes, charges or levies that arise from the receipt of any payments with respect to the Notes, to any such taxes, charges or levies that are not excluded under clauses (1) and (3) through (8) of Section 4.20(a)), and the Payor agrees to indemnify the Holders for any such taxes, charges or levies paid by such Holders.

(e) The obligations in this Section 4.20 will survive any termination, defeasance or discharge of this Indenture and any transfer by a Holder or beneficial owner of its Notes, and will apply, mutatis mutandis, to any jurisdiction in which any successor to a Payor is incorporated, organized or otherwise considered to be resident or conducts business for tax purposes or any jurisdiction from or through which any payment on the Notes or any Note Guarantee is made by or on behalf of the Payor and any political subdivision or taxing authority or agency thereof or therein.

(f) Whenever in this Indenture there is mentioned, in any context, the payment or non-payment of principal, premium or interest, if any, or any other amount payable under or with respect to any Note or Note Guarantee, such mention shall be deemed to include mention of the payment of Additional Amounts to the extent that, in such context, Additional Amounts are, were or would be payable in respect thereof.

Section 4.21 Suspension of Certain Covenants when Notes Rated Investment Grade.

(a) If on any date following the date of this Indenture:

(1)	the Notes are rated with an Investment Grade Rating by two Rating Agencies; and

(2)	no Default has occurred and is continuing under this Indenture (the foregoing conditions being referred to collectively as the “Suspension Condition”);

then, beginning on that day and subject to Section 4.21(b) below, Sections 4.07, 4.08, 4.09, 4.10, 4.11, 4.13, 4.15, 4.17, 4.24 and Section 5.01(a)(2), Section 5.01(a)(3) and Section 5.01(b)(2) hereof (collectively, the “Suspended Covenants”) will be suspended as to the Notes.

(b) During any period that the foregoing sections have been suspended, the Issuer’s Board of Directors may not designate any of its Subsidiaries as Unrestricted Subsidiaries pursuant to Section 4.17 unless the designation would have complied with Section 4.07.

(c) Notwithstanding the foregoing, if the Issuer and its Restricted Subsidiaries are not subject to the Suspended Covenants with respect to the Notes for any period of time as a result of the Suspension Condition having been met and, subsequently, one or both of the respective Rating Agencies withdraw their Investment Grade Rating or downgrade the Investment Grade Rating assigned to the Notes such that the Notes no longer have an Investment Grade Rating by the respective two Rating Agencies, then the Issuer and each of its Restricted Subsidiaries will thereafter again be subject to the Suspended Covenants. (a) Compliance with the Suspended Covenants (i) with respect to Restricted Payments made after the time of such withdrawal or downgrade will be calculated in accordance with the terms of the reinstated Section 4.07 as if the provisions had been in effect since the Issue Date (accordingly, Restricted Payments made during such period when the Suspended Covenants are suspended will reduce the amount available to be made as Restricted Payments described under Section 4.07(a)) and (ii) with respect to Indebtedness incurred after the time of such withdrawal or downgrade will be calculated in accordance with the terms of the reinstated Section 4.09 as if any Indebtedness incurred on or after the occurrence of the Suspension Condition will be deemed to have been incurred pursuant to Section 4.09(a); and (b) the Issuer will, and will cause each Restricted Subsidiary that would have been required to Guarantee the Notes pursuant to Section 4.15 during such period when the Suspended Covenants are suspended to take all actions it would have been required to take to comply with Section 4.15 if it had not been suspended including executing a supplemental indenture pursuant to which such Restricted Subsidiary shall become a Guarantor under this Indenture and pledging the Restricted Subsidiary’s existing and future assets and pledging all of the Capital Stock in such Restricted Subsidiary to secure the Notes and the Note Guarantees; provided, further, that no Default, Event of Default or breach of any kind will be deemed to exist under this Indenture with respect to the Suspended Covenants based on, and none of the Issuer or any of its Subsidiaries will bear any liability for, any actions taken or events occurring after such Notes attain the required ratings and before any reinstatement of the Suspended Covenants as provided above, or any actions, taken at any time pursuant to any contractual obligations arising prior to the reinstatement of the Suspended Covenants, regardless of whether those actions or events would have been permitted if the applicable sections had remained in effect during such period.

(d) The Trustee shall have no duty to monitor the ratings of the Notes, shall not be deemed to have any knowledge of the ratings of the Notes and shall have no duty to notify Holders if the Notes achieve an Investment Grade Rating or have such Investment Grade Rating withdrawn. The Issuer shall notify the Trustee in writing that the conditions set forth in Section 4.21(a) have been satisfied, provided that, no such notification shall be a condition for the suspension of the covenants described under this Section 4.21 to be effective.

Section 4.22 Collateral.

(a) Notwithstanding anything to the contrary in this Indenture, the Issuer and each Guarantor shall (and, to the extent applicable, the Issuer shall procure that each of its Restricted Subsidiaries shall), at its own expense, execute and do all such acts and things and provide such assurances as the Security Agent may reasonably require:

(1)	to ensure that a minimum balance of at least £50,000,000 is held at all times in the CHL Blocked Account and no amount shall be withdrawn from the CHL Blocked Account without the prior written consent of the Security Agent, except that Cazoo Holdings Limited shall be permitted to and shall procure that, within three (3) Business Days after interest on or other yield generated by the minimum balance of £50,000,000 is credited to the CHL Blocked Account, all such interest or yield is transferred to a Charged Account of Cazoo Holdings Limited in accordance with and as defined under the Security Documents;

(2)	subject to the Agreed Security Principles, for registering any Security Documents in any required register and for perfecting or protecting the security intended to be afforded by such Security Documents; and

(3)	if such Security Documents have become enforceable, for facilitating the realization of all or any part of the assets which are subject to such Security Documents and for facilitating the exercise of all powers, authorities and discretions vested in the Security Agent or in any receiver of all or any part of those assets. The Issuer shall, and the Issuer shall procure that each Guarantor shall, execute all transfers, conveyances, assignments and releases of that property whether to the Security Agent or to its nominees and give all notices, orders and directions which the Security Agent may reasonably request.

Section 4.23 Intercreditor Agreement, Amended and Additional Intercreditor Agreements.

(a) At the request of the Issuer, at the time of, or prior to, the Incurrence of (1) any Pari Passu Indebtedness permitted to be incurred under Section 4.09 by the Issuer or any of its Restricted Subsidiaries that is permitted to share the Collateral or (2) Indebtedness permitted under Section 4.09(b)(vi) (the “Super Senior Hedging Liabilities”), for which any security that may be granted in respect of the Notes or the Note Guarantees (the “Shared Collateral”) may rank junior with respect to distributions of proceeds of any enforcement of the Shared Collateral, the Issuer or the relevant Restricted Subsidiary, the relevant intra-group creditors, the relevant intra-group debtors, the Trustee and the relevant security agent will enter into an Intercreditor Agreement in respect of the Shared Collateral with the other creditors sharing the benefit of such Lien (together with the Trustee and the Holders of the Notes, the “Secured Creditors” and the liabilities owing to such creditors being the “Secured Liabilities”) (or their agent, representative or trustee), containing provisions which reflect the Fundamental Intercreditor Rights.

(b) At the request of the Issuer, at the time of, or prior to, the Incurrence of any Indebtedness that is permitted to share the Collateral, the Issuer, the relevant Guarantors, the Trustee and the Security Agent shall enter into an additional intercreditor agreement (each an “Additional Intercreditor Agreement”) on terms substantially similar to any Intercreditor Agreement (or not materially less favorable to the Holders) or an amendment to, or an amendment and restatement of, any Intercreditor Agreement (which amendment is not materially less favorable to the Holders); provided that such Intercreditor Agreement or Additional Intercreditor Agreement will not impose any personal obligations on the Trustee or the Security Agent or adversely affect the rights, duties, liabilities or immunities of the Trustee under this Indenture or any Intercreditor Agreement; provided further that it is understood and agreed that an increase in the amount of Indebtedness being subjected to the terms of any Intercreditor Agreement or any Additional Intercreditor Agreement will be deemed to be on substantially similar terms to any Intercreditor Agreement and will be deemed not to adversely affect the rights of the Holders and will be permitted by this Section 4.23 if, in each case, the Incurrence of such Indebtedness (and any Lien in its favor), would not be otherwise prohibited by this Indenture.

(c) At the written direction of the Issuer and without the consent of the Trustee, the Security Agent or any Holder, the Trustee and the Security Agent shall from time to time enter into one or more amendments to the Subordination Deed, any Intercreditor Agreement and any Additional Intercreditor Agreement at the Issuer’s request to: (1) cure any ambiguity, omission, defect, manifest error or inconsistency of any such agreement; (2) include customary provisions implementing that any new Indebtedness that is permitted to share the Collateral (other than to the extent such Indebtedness constitutes Super Senior Hedging Liabilities or Pari Passu Indebtedness pursuant to the Note Documents) ranks junior in right of payment to the Notes, (3) subject to customary anti-layering protections included in any Intercreditor Agreement, increase the amount or types of Indebtedness covered by any such agreement that may be Incurred by the Issuer or any Restricted Subsidiary that is subject to any such agreement; (4) add Restricted Subsidiaries or Guarantors to the Subordination Deed, any Intercreditor Agreement or any Additional Intercreditor Agreement; (5) further secure the Notes (including any Additional Notes); (6) make provision for equal and ratable pledges of the Collateral to secure Additional Notes; (7) implement any Permitted Collateral Liens; (8) amend the Subordination Deed, any Intercreditor Agreement or any Additional Intercreditor Agreement in accordance with the terms thereof; (9) amend the Subordination Deed, any Intercreditor Agreement or any Additional Intercreditor Agreement to (i) remove any references to any secured obligations following the full redemption or repayment of any such obligations and the cancellation or termination of underlying contractual arrangements, as applicable and/or (ii) replace any such references with references to any new contractual obligations governing any such secured obligations that replace and/or refinance, as applicable such secured obligations, in each case to the extent permitted by the Indenture; or (10) make any other change to any such agreement that does not adversely affect the Holders in any material respect.

(d) Each Holder of a Note, by accepting such Note, will be deemed to have: (1) appointed and authorized the Trustee to give effect to such provisions; (2) authorized the Trustee to become a party to any the Subordination Deed or future intercreditor arrangements described above; (3) agreed to be bound by such provisions and the provisions of any future intercreditor arrangements described above; and (4) irrevocably appointed the Trustee to act on its behalf to enter into and comply with such provisions and the provisions of any future intercreditor arrangements described above. All references to the Trustee in this section “—Intercreditor Agreement” shall be deemed to include reference to the Security Agent as applicable.

(e) Save as may be required by mandatory provisions of law, each Holder, by accepting a Note, will be deemed to have agreed to and accepted the terms and conditions of, and to have directed the Trustee and the Security Agent to enter into, the Subordination Deed, each Intercreditor Agreement and Additional Intercreditor Agreement and any amendment referred to in the preceding paragraphs, and the Trustee or the Security Agent shall not be required to seek the consent of any Holders to perform its obligations under and in accordance with this Section 4.23. Before entering into an Additional Intercreditor Agreement or effecting any amendment to the Subordination Deed or any Intercreditor Agreement pursuant to this Section 4.23, the Trustee or the Security Agent may elect to base its decision on an Officer’s Certificate and an Opinion of Counsel. Neither the Trustee nor the Security Agent shall be liable for any action it takes or omits to take in good faith in reliance on such Officer’s Certificate and Opinion of Counsel. The Issuer shall notify the Holders of the entry into an Additional Intercreditor Agreement or any amendment to the Subordination Deed or any Intercreditor Agreement effected pursuant to this Section 4.23 without undue delay in accordance with the procedures set forth in this Indenture.

Section 4.24 Minimum Liquidity.

(a) Notwithstanding anything to the contrary in this Indenture, the Issuer shall ensure that on each Liquidity Test Date, beginning in the fiscal quarter ending on December 31, 2023, the Available Liquidity (as shown in the relevant Liquidity Compliance Certificate) is not less than £50.0 million (the “Minimum Liquidity Threshold”).

(b) The Issuer shall deliver to the Trustee within 10 Business Days of each Liquidity Test Date a Liquidity Compliance Certificate evidencing whether or not the Issuer’s Available Liquidity as of such Liquidity Test Date exceeds the Minimum Liquidity Threshold.

(c) For purposes of this clause:

(1) “Available Liquidity” means, as of any date of determination, the aggregate of (in each case, without double counting): (1) 100% of the amount of cash and Cash Equivalents held by the Issuer or any of its Restricted Subsidiaries and (2) to the extent available to be drawn, any undrawn commitments under any Credit Facility and any undrawn commitments under any Indebtedness permitted under Section 4.09 (Incurrence of Indebtedness), provided that any cash held in a blocked account, which may be a money market account, subject always to fixed charge security, including the CHL Blocked Account where the proceeds of the sale and leaseback transaction with Geenhous Limited related to the Issuer’s Cold Meece freehold property shall be deposited, shall count for purposes of calculating the Available Liquidity;

(2) “Liquidity Test Date” means the last day of each fiscal quarter in each fiscal year of the Issuer; and

(3) “Liquidity Compliance Certificate” means a compliance certificate evidencing whether or not the Issuer’s Available Liquidity exceeds the Minimum Liquidity Threshold.

Section 4.25 Guarantor Coverage.

(a) On the last day of any fiscal quarter in each fiscal year of the Issuer following the date of this Indenture:

(1)	the aggregate earnings before interest, tax, depreciation and amortization of the Guarantors as a group shall represent 85% or more of the earnings before interest, tax, depreciation and amortization of the Issuer and its Subsidiaries on a consolidated basis during the most recent quarter for which financial statements are available; and

(2)	the aggregate gross revenue of the Guarantors as a group shall represent 85% or more of the gross revenue of the Issuer and its Subsidiaries on a consolidated basis for the most recent quarter for which financial statements are available (this Section 4.25(a)(1) and (2), the “Guarantor Coverage Test”);

provided that if the Guarantor Coverage Test is not satisfied as of the last day of any fiscal quarter of the Issuer following the date of this Indenture, then, within 60 days, the Issuer shall, subject to the Agreed Security Principles, cause additional Restricted Subsidiaries that are not Guarantors to become Guarantors until the Guarantor Coverage Test is satisfied.

(b) Beginning on the date which is 60 days after the Issue Date, the Issuer is required to ensure that (subject to the Agreed Security Principles) each Restricted Subsidiary of the Issuer which becomes a Material Company and each direct holding company of such Material Company and each other Restricted Subsidiary of the Issuer as may be necessary to ensure that the Guarantor Coverage Test is satisfied executes and delivers to the Trustee a supplemental indenture providing for a Note Guarantee. Such execution and delivery of a supplemental indenture must occur:

(1)	on the date falling 60 days after the Issue Date;

(2)	within 60 days of receipt by the Trustee of the semi-annual financial statements which indicates that a Restricted Subsidiary of the Issuer is a Material Company or (as relevant) indicates that other Restricted Subsidiaries of the Issuer must become guarantors to ensure that the Guarantor Coverage Test is satisfied; and

(3)	60 days following the acquisition of a Material Company.

(c) The Issuer shall ensure that each Restricted Subsidiary and Material Company which is required to become a Guarantor pursuant to paragraph (a) or (b) above delivers such Security Documents (and corporate documents, legal opinions and other documents reasonably required by the Security Agent in relation thereto) granting transaction security over its assets as required by and subject to the Agreed Security Principles within such 60-day period applicable under paragraph (a) or (b).

Section 4.26 Intra-group Receivable Undertakings

The Issuer and each Guarantor shall (and to the extent applicable, the Issuer shall procure that each of its Restricted Subsidiaries shall) ensure that:

(a) prior to the issuance of the Notes on the Issue Date, their rights and obligations under any existing funding arrangements (if any) amongst the Issuer and/or any of its Restricted Subsidiaries (other than Cazoo Holdings Limited) (in their capacity as intra-group creditor, the “Relevant Intra-Group Creditor”) and Cazoo Ltd (as intra-group debtor) shall be assigned by way of transfer to Cazoo Holdings Limited, in the amount equal to any intra-group loans owed by the Relevant Intra-Group Creditor (in its capacity as intragroup debtor) to Cazoo Holdings Limited (as intra-group creditor) and such assigned receivables shall be subject to the first priority security created by Cazoo Holdings Limited in favor of the Security Agent (the “Assigned Receivables Transfers”);

(b) any future upstream or downstream intragroup loans amongst the Issuer and/or any Guarantor shall be documented under intragroup loan agreements substantially in the agreed form attached as Exhibit H to this Indenture (the “Agreed Form Intra-Group Loan Agreement”) and receivables under such intra-group loans shall be subject to first priority security in favor of the Security Agent;

(c) any equity investment to be made into any Guarantor shall be made by way of an intragroup loan documented under an intragroup loan agreement, and in each case any such intragroup loan agreement shall be substantially in the Agreed Form Intra-Group Loan Agreement and receivables under such intragroup loans shall be subject to first priority security in favor of the Security Agent;

(d) the entry into any intra-group loan agreements by a Guarantor (other than Cazoo Holdings Limited) as an intra-group debtor shall be subject to the relevant Guarantor first confirming that the aggregate available cash resources held by the Guarantors (other than Cazoo Holdings Limited) and the Issuer is less than £36 million (“Minimum Cash Resource Threshold”), in addition to any restricted cash held by such Guarantors in favor of third parties and permitted under the Indenture (“Restricted Cash”), to be allocated from time to time across the relevant Guarantors by Cazoo Holdings Limited;

(e) to the extent any such “Restricted Cash” ceases to be restricted or otherwise held in favor of third parties, such amounts of previously Restricted Cash shall be part of the available cash resources which constitute the Minimum Cash Resource Threshold; and

(f) if the aggregate available cash resources held by the Guarantors (other than Cazoo Holdings Limited) is less than the Minimum Cash Resource Threshold (in addition to any Restricted Cash) taking into account pro forma payments to be made on such day, the relevant Guarantor (as an intra-group debtor) may enter into intra-group loan agreements with Cazoo Holdings Limited (as intragroup creditor) for liquidity purposes to ensure that the aggregate cash balance of the Guarantors (other than Cazoo Holdings Limited) is equal to the Minimum Cash Resource Threshold (in addition to any Restricted Cash). If at any time the aggregate available cash resources held by the Guarantors (other than Cazoo Holdings Limited) is greater than the Minimum Cash Resource Threshold (in addition to any Restricted Cash) for a period of three consecutive Business Days, the relevant Guarantors shall ensure that any amounts in excess of the Minimum Cash Resource Threshold (in addition to any Restricted Cash) will be either (i) upstreamed by way of repayment of any intra-group loans owing to Cazoo Holdings Limited within three Business Days thereafter or (ii) upstreamed to Cazoo Holdings Limited within five Business Days thereafter by way of (x) to the extent commercially reasonable, carrying out a reallocation or transfer of assigned receivables in a manner similar to the Assigned Receivables Transfer or (y) if required, by way of intra-group loans to Cazoo Holdings Limited in the Agreed Form Intra-Group Loan Agreement receivables of which shall be subject to first priority fixed charge in favor of the Security Agent.

Section 4.27 Conditions Precedent

The Issuer and each Guarantor shall deliver all of the documents and evidence listed in Schedule A (Conditions precedent) prior to the issuance of the Notes on the Issue Date.

ARTICLE 5
SUCCESSORS

Section 5.01 Merger, Consolidation or Sale of Assets.

(a) The Issuer shall not, directly or indirectly, consolidate with or merge with or into another Person, or convey, transfer or lease all or substantially all the properties and assets of the Issuer and its Restricted Subsidiaries taken as a whole, in one or more related transactions, to another Person, unless:

(1)	the resulting, surviving or transferee Person (the “Successor Company”) will be a Person organized, incorporated and/or registered (as the case may be) and existing under the laws of the Cayman Islands, the United Kingdom, any member state of the European Union, Switzerland, any state of the United States of America or the District of Columbia, and the Successor Company (if not the Issuer) will expressly assume in appropriate documentation delivered to the Trustee all the obligations of the Issuer under the Notes, the Security Documents, any Intercreditor Agreement, any Additional Intercreditor Agreement and this Indenture (pursuant to a supplemental indenture executed and delivered to the Trustee and amendments or supplements to any Intercreditor Agreement or the Security Documents, as applicable);

(2)	immediately after giving effect to such transaction (and treating any Indebtedness that becomes an obligation of the Successor Company or any Subsidiary of the Successor Company as a result of such transaction as having been Incurred by the Successor Company or such Subsidiary at the time of such transaction), no Default or Event of Default shall have occurred and be continuing;

(3)	immediately after giving effect to such transaction and any related financings either (A) the Successor Company would be able to Incur at least an additional £1.00 of Indebtedness pursuant to Section 4.09(a)(x) or (B) the Fixed Charge Coverage Ratio of the Issuer or the Successor Company and its Restricted Subsidiaries taken as a whole as calculated pursuant to Section 4.09(a)(x) would not be lower following such transaction than it was prior to such transaction after giving pro forma effect to such transaction and any Indebtedness incurred in connection therewith; and

(4)	the Issuer shall have delivered to the Trustee and the Security Agent an Officer’s Certificate and an Opinion of Counsel, each to the effect that such consolidation, merger, conveyance, transfer or lease and such supplemental indenture (if any is required in connection with such transaction) comply with this Indenture, and an Opinion of Counsel to the effect that such supplemental indenture (if any) and amendments to any Intercreditor Agreement or Security Documents (as applicable) has been duly authorized, executed and delivered and is a legal, valid and binding agreement enforceable against the Successor Company; provided that in giving an Opinion of Counsel, counsel may rely on an Officer’s Certificate as to any matters of fact.

(b) The Issuer shall not permit any Guarantor, directly or indirectly, to consolidate with or merge with or into another Person, or convey, transfer or lease all or substantially all the properties and assets of such Guarantor and its Restricted Subsidiaries taken as a whole, in one or more related transactions, to another Person, unless:

(1)	either:

(A)	the resulting, surviving or transferee Person (the “Successor Guarantor”) will be a Person organized, incorporated and/or registered (as the case may be) and existing under the laws of the Cayman Islands, the United Kingdom, any member state of the European Union, Switzerland, any state of the United States of America, the District of Columbia or the jurisdiction in which it was originally organized, and such Person (if not a Guarantor) will expressly assume in appropriate documentation delivered to the Trustee, all the obligations of such Guarantor under its Note Guarantee(s), this Indenture (pursuant to a supplemental indenture executed and delivered to the Trustee and amendments or supplements to any Intercreditor Agreement or the Security Documents, as applicable), any Intercreditor Agreement, any Additional Intercreditor Agreement and the Security Documents; or

(B)	the transaction constitutes a sale or other disposition (including by way of consolidation or merger) of the Guarantor or the conveyance, transfer or lease of all or substantially all the properties and assets of the Guarantor (in each case other than to the Issuer or a Restricted Subsidiary) otherwise permitted by this Indenture;

(2)	immediately after giving effect to, and as a result of, such transaction no Default or Event of Default shall have occurred and be continuing; and

(3)	the Issuer and such Guarantor shall deliver to the Trustee and the Security Agent in accordance with Section 13.01, an Officer’s Certificate and Opinion of Counsel, in each case, stating that such consolidation, merger, conveyance, transfer or lease, such supplemental indenture (if any is required in connection with such transaction) and, in the case of Section 5.01(b)(1)(A) only, such assumption by the resulting, surviving or transferee Person comply with this Indenture, and an Opinion of Counsel to the effect that such supplemental indenture (if any) and amendments to any Intercreditor Agreement or Security Document (as applicable) has been duly authorized, executed and delivered and is a legal, valid and binding agreement enforceable against the Successor Guarantor; provided that in giving an Opinion of Counsel, counsel may rely on an Officer’s Certificate as to any matters of fact.

The successor to any Guarantor will succeed to, and be substituted for, such Guarantor under the applicable Note Guarantee.

(c) This Section 5.01 will not apply to (a) any consolidation, merger or transfer of assets of any Restricted Subsidiary that is not a Guarantor into the Issuer or a Guarantor, (b) any consolidation, merger or transfer of assets among Guarantors, or (c) any consolidation, merger or transfer of assets among the Issuer and any Guarantor; provided that, Section 5.01(a)(1) and Section 5.01(a)(4) will be complied with. Section 5.01(a)(2), Section 5.01(a)(3) and Section 5.01(b)(2) will not apply to any merger or consolidation of the Issuer or any Guarantors with or into an Affiliate solely for the purpose of reincorporating the Issuer or such Guarantor in another jurisdiction.

(d) If and for so long as the Notes are listed on the Official List of the Exchange and the rules of the Authority so require, the Issuer shall publish notice of the occurrence of any of the events described in this Section 5.01 in accordance with the prevailing rules of the Authority.

Section 5.02 Successor Corporation Substituted.

Upon any consolidation or merger, or any sale, assignment, transfer, lease, conveyance or other disposition of all or substantially all of the properties or assets of the Issuer or Guarantor in a transaction that is subject to, and that complies with the provisions of, Section 5.01 hereof, the successor Person formed by such consolidation or into or with which the Issuer or Guarantor is merged or to which such sale, assignment, transfer, lease, conveyance or other disposition is made shall succeed to, and be substituted for (so that from and after the date of such consolidation, merger, sale, assignment, transfer, lease, conveyance or other disposition, the provisions of this Indenture referring to the “Issuer” or “Guarantor” shall refer instead to the successor Person and not to the Issuer or Guarantor), and may exercise every right and power of the Issuer or Guarantor under this Indenture with the same effect as if such successor Person had been named as the Issuer or Guarantor, as applicable, herein; provided, however, that the predecessor Issuer shall not be relieved from the obligation to pay the principal of, premium on, if any, interest and Additional Amounts, if any, on, the Notes except in the case of a sale of all of the Issuer’s assets in a transaction that is subject to, and that complies with the provisions of, Section 5.01 hereof.

ARTICLE 6
DEFAULTS AND REMEDIES

Section 6.01 Events of Default.

(a) Each of the following constitutes an “Event of Default”:

(1) default in any payment of interest or Additional Amounts, if any, on any Note when due and payable, continued for 30 days;

(2) default in the payment of principal of or premium, if any, on any Note when due and payable at its Stated Maturity, upon optional redemption, upon required repurchase, upon acceleration or otherwise;

(3) failure by the Issuer or any of the Guarantors to comply with any obligation under Article 5, continued for 30 days;

(4) failure by the Issuer or any of the Guarantors to comply for 60 days after written notice from the Trustee on behalf of the Holders or upon written instruction by Holders of at least 25% in aggregate principal amount of the Notes then outstanding with its other obligations contained in this Indenture;

(5) default under any mortgage, indenture or instrument under which there may be issued or by which there may be secured or evidenced any Indebtedness for borrowed money by the Issuer or any of its Restricted Subsidiaries (or the payment of which is guaranteed by the Issuer or any of its Restricted Subsidiaries), other than Indebtedness owed to the Issuer or a Restricted Subsidiary, whether such Indebtedness or guarantee now exists, or is created after the date of this Indenture, which default:

(A) is caused by a failure to pay when due principal of, or interest or premium, if any, on such Indebtedness prior to the expiration of any applicable grace period provided for under the terms of such Indebtedness (“Payment Default”); or

(B) results in the acceleration of such Indebtedness prior to its maturity; and, in each case, the principal amount of any such Indebtedness, together with the principal amount of any other such Indebtedness under which there has been a Payment Default or the maturity of which has been so accelerated aggregates £5 million or more;

(6) failure by the Issuer, any Guarantor or any Restricted Subsidiary which is a Significant Subsidiary to pay final judgments aggregating in excess of £5 million (net of any amounts that are covered by insurance policies issued by reputable and creditworthy insurance companies), which judgments are not paid, discharged or stayed for a period of 60 days after the judgment exceeding such threshold becomes final;

(7) any Note Guarantee of any Guarantor ceases to be in full force and effect (except as contemplated by the terms of such Note Guarantee or this Indenture or as provided under applicable law) or is declared null and void in a judicial proceeding or the Issuer or any such Guarantor denies or disaffirms in writing or in any pleading in any court its obligations under this Indenture or its Note Guarantee and any such Default continues for 10 days;

(8) with respect to any Collateral having a Fair Market Value in excess of £5 million, individually or in the aggregate, (i) (a) the security interest under this Indenture or the Security Documents, at any time, ceases to be in full force and effect for any reason other than in accordance with the terms of the Security Documents and other than the satisfaction in full of all obligations under the Notes or (b) any security interest created thereunder or under the Security Documents is declared invalid or unenforceable and such Default continues for 15 days after the Issuer becomes aware of the Default or (ii) the Issuer or any Guarantor asserts that any such security interest or Security Document is invalid or unenforceable prior to the time that the Collateral is to be released to the Issuer or the Guarantors;

(9) the Issuer, any Guarantor, any Significant Subsidiary or a group of Restricted Subsidiaries that taken together (as of the latest audited consolidated financial statements for the Issuer and its Restricted Subsidiaries) would constitute a Significant Subsidiary, pursuant to or within the meaning of any applicable Bankruptcy Law:

(A) voluntarily commences or consents to judicial proceedings to be adjudicated bankrupt or insolvent under applicable Bankruptcy Law;

(B) consents to the institution of bankruptcy or insolvency proceedings against it under applicable Bankruptcy Law;

(C) voluntarily enters into a composition, compromise or arrangement with any creditor of any of them under any Bankruptcy Law or any analogous procedure or step is taken in any jurisdiction;

(D) consents to the appointment of a custodian, receiver, liquidator, assignee, trustee, administrator, sequestrator or other similar official of it or for all or substantially all of its property;

(E) makes a general assignment for the benefit of its creditors; or

(F) generally is not paying its debts as they become due, is unable or admits inability to pay its debts as they fall due or suspends making payments on any of its debts; or

(10) a court of competent jurisdiction enters an order or decree under any applicable Bankruptcy Law that:

(A) is for relief against the Issuer, any Guarantor, any Significant Subsidiary or a group of Restricted Subsidiaries that, taken together (as of the latest audited consolidated financial statements for the Issuer and its Restricted Subsidiaries), would constitute a Significant Subsidiary, in a judicial proceeding in which the Issuer, any Guarantor, any Significant Subsidiary or a group of Restricted Subsidiaries that, taken together, would constitute a Significant Subsidiary, has been adjudicated bankrupt or insolvent under applicable Bankruptcy Law;

(B) orders for the commencement of insolvency proceedings or appoints a custodian receiver, liquidator, assignee, trustee, administrator, sequestrator or other similar official of the Issuer, any Guarantor, any Significant Subsidiary or a group of Restricted Subsidiaries that, taken together (as of the latest audited consolidated financial statements for the Issuer and its Restricted Subsidiaries), would constitute a Significant Subsidiary, or for all or substantially all of the property of the Issuer, any Guarantor, any Significant Subsidiary or a group of Restricted Subsidiaries that, taken together, would constitute a Significant Subsidiary; or

(C) orders the liquidation of the Issuer, any Guarantor, any Significant Subsidiary or a group of Restricted Subsidiaries that, taken together (as of the latest audited consolidated financial statements for the Issuer and its Restricted Subsidiaries), would constitute a Significant Subsidiary;

and the order or decree remains unstayed and in effect for 60 consecutive days.

(b) Notwithstanding anything to the contrary herein, (i) if a Default occurs for a failure to deliver a required certificate in connection with another default (an “Initial Default”), then at the time such Initial Default is cured, such Default for failure to report or deliver a required certificate in connection with the Initial Default will also be cured without any further action and (ii) any Default or Event of Default for the failure to comply with the time periods prescribed in Section 4.03, or otherwise to deliver any notice or certificate pursuant to any other provision of this Indenture shall be deemed to be cured upon delivery of any such report required by such covenant or notice or certificate, as applicable, even though such delivery is not within the prescribed period specified in this Indenture.

Section 6.02 Acceleration.

If an Event of Default (other than an Event of Default pursuant to clauses (9) or (10) of Section 6.01(a) hereof) occurs and is continuing, the Trustee by written notice to the Issuer or the Holders of at least 25% in principal amount of all outstanding Notes by written notice to the Issuer and the Trustee shall declare the principal amount of and all accrued interest under all outstanding Notes to be due and payable immediately. If an Event of Default with respect to the Issuer pursuant to clauses (9) or (10) of Section 6.01(a) hereof occurs and is continuing, (i) the Notes will automatically become due and payable immediately without any declaration or other act on the part of the Trustee or any Holder and (ii) (A) if prior to November 15, 2025, the aggregate principal amount of such Notes plus accrued and unpaid interest (including PIK interest, if any), any Additional Amounts and the Applicable Premium as of the date of such acceleration or (B) if on or after November 15, 2025, the applicable redemption price as set forth under Section 3.07 as of the date of such acceleration, plus accrued and unpaid interest (including PIK interest, if any) and any Additional Amounts, in each case, shall all be immediately due and payable. The Issuer expressly waives (to the fullest extent it may lawfully do so) the provisions of any present or future statute or law that prohibits or may prohibit the collection of the foregoing premium in connection with any such acceleration. The Issuer expressly agrees (to the fullest extent it may lawfully do so) that: (A) the premium is reasonable and is the product of an arm’s length transaction between sophisticated business people, ably represented by counsel; (B) the premium shall be payable notwithstanding the then prevailing market rates at the time payment is made; (C) there has been a course of conduct between the Holders and the Issuer giving specific consideration in this transaction for such agreement to pay the premium; and (D) the Issuer shall be estopped hereafter from claiming differently than as agreed to in this paragraph. The Issuer expressly acknowledges that its agreement to pay the premium to the Holders as herein described is a material inducement to the holders to purchase or invest in the Notes. Certain enforcement actions, including acceleration, will be suspended during a consultation period under any Intercreditor Agreement entered into in the future.

In the event of a declaration of acceleration of the Notes because an Event of Default pursuant to clause (5) of Section 6.01(a) hereof has occurred and is continuing, the declaration of acceleration of the Notes shall be automatically annulled if the relevant default triggering such Event of Default pursuant to clause (5) of Section 6.01(a) hereof shall be remedied or cured by the Issuer or a Restricted Subsidiary or waived by the holders of the relevant Indebtedness, or the relevant Indebtedness that gave rise to such Event of Default shall have been discharged in full, within 20 days after the declaration of acceleration with respect thereto and if (i) the annulment of the acceleration of the Notes would not conflict with any judgment or decree of a court of competent jurisdiction and (ii) all existing Events of Default, except non-payment of principal, premium, or interest on the Notes that became due solely because of the acceleration of the Notes, have been cured or waived.

The Holders may rescind any acceleration with respect to the Notes and its consequences within three months of the acceleration by simple majority vote of the Holders if such rescission would not conflict with any judgment or decree of a court of competent jurisdiction; provided, however, that the aggregate of such cast votes exceeds the number of votes having required the acceleration. The Trustee and the Security Agent shall have no obligation to monitor or enquire as to the occurrence or existence of an Event of Default.

Section 6.03 Other Remedies.

If an Event of Default occurs and is continuing, the Trustee may or, subject to the provisions of any Intercreditor Agreement with respect to any Note Guarantee and the Collateral, the Security Agent may:

(a) in its sole discretion, but shall not be required to, proceed to protect and enforce the rights of the Holders by such appropriate judicial proceedings as the Trustee or the Security Agent, as applicable, shall deem most effectual to protect and enforce any such rights, whether for the specific enforcement of any covenant or agreement in this Indenture or any Note Guarantee or in aid of the exercise of any power granted herein, or to enforce any other proper remedy, including making demand under one or more of the Note Guarantees on behalf of the Holders unless such Holders have offered, and, if requested, provided to the Trustee and the Security Agent indemnity and/or security (including by way of prefunding) satisfactory to the Trustee and Security Agent against any loss, liability and expense; and

(b) prosecute and enforce all rights of action and claims under this Indenture or any Note Guarantee without the possession of any of the Notes or the Global Notes or the production thereof in any proceeding relating thereto, and to bring any such proceeding on behalf of the Holders.

Section 6.04 Waiver of Past Defaults.

The Holders of not less than a majority in aggregate principal amount of the then outstanding Notes by written notice to the Trustee may, on behalf of the Holders of all of the Notes waive any past Default and its consequences hereunder, except a continuing Default in the payment of principal of, premium on, if any, interest or Additional Amounts, if any, on, any Note (which may only be waived as provided in Section 9.02(e) hereof); provided that the Holders of a majority in aggregate principal amount of the then outstanding Notes may rescind an acceleration and its consequences, including any related payment default that resulted from such acceleration. Upon any such waiver, such Default shall cease to exist, and any Event of Default arising therefrom shall be deemed to have been cured for every purpose of this Indenture; but no such waiver shall extend to any subsequent or other Default or impair any right consequent thereon.

Section 6.05 Control by Majority.

Subject to this Indenture and applicable law, the Holders of a majority in aggregate principal amount of the outstanding Notes are given the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee or of exercising any trust or power conferred on the Trustee. In the event an Event of Default has occurred and is continuing for which a Responsible Officer of the Trustee has actual knowledge, the Trustee will be required in the exercise of its powers to use the degree of care that a prudent person would use in the conduct of such person’s own affairs. The Trustee, however, may refuse to follow any direction that conflicts with law or this Indenture or that the Trustee determines is unduly prejudicial to the rights of any other Holder (it being agreed that the Trustee shall have no obligation to make such determination) or would involve the Trustee in personal liability. Prior to taking any action under this Indenture, the Trustee will be entitled to indemnification and/or security (including by way of prefunding) satisfactory to it against all losses, liabilities, and expenses that may be caused by taking or not taking such action.

Section 6.06 Limitation on Suits.

The Trustee will be under no obligation to exercise any of the rights or powers under this Indenture at the request or direction of any of the Holders unless such Holders have offered (and, if requested, provided) to the Trustee indemnity (including by way of prefunding) or security satisfactory to the Trustee against any loss, liability or expense that may be incurred. Except to enforce the right to receive payment of principal, premium, if any, or interest when due, no Holder may pursue any remedy with respect to this Indenture or the Notes unless:

(a)	such Holder has previously given the Trustee written notice that an Event of Default is continuing;

(b)	Holders of at least 25% in principal amount of the outstanding Notes have requested in writing the Trustee to pursue the remedy;

(c)	the Trustee has not complied with such request within 60 days following the receipt of the written request and the offer of security or indemnity; and

(d)	the Holders of a majority in principal amount of the outstanding Notes have not within such 60-day period given the Trustee a written direction that, in the opinion of the Trustee, is inconsistent with such request.

Section 6.07 Rights of Holders of Notes to Receive Payment.

Subject to Section 9.02, the right of any Holder of a Note to receive payment of principal of, premium on, if any, interest or Additional Amounts, if any, on, the Note, on or after the respective due dates expressed in the Note (including in connection with an offer to purchase), or to bring suit for the enforcement of any such payment on or after such respective dates, shall not be impaired or affected without the consent of the Holders of not less than 90% in aggregate principal amount of the Notes then outstanding (including consents obtained in connection with a purchase of, tender offer or exchange offer to the Notes).

Section 6.08 Collection Suit by Trustee.

If an Event of Default specified in clause (1) or (2) of Section 6.01(a) hereof occurs and is continuing, the Trustee is authorized to recover judgment in its own name and as trustee of an express trust against the Issuer for the whole amount of principal of, premium on, if any, interest and Additional Amounts, if any, remaining unpaid on, the Notes and interest on overdue principal and, to the extent lawful, Additional Amounts, interest and such further amount as shall be sufficient to cover the costs and expenses of collection, including the compensation, expenses, disbursements and advances of the Trustee, its agents and counsel.

Section 6.09 Trustee May File Proofs of Claim.

The Trustee is authorized to file such proofs of claim and other papers or documents as may be necessary or advisable in order to have the claims of the Trustee (including any claim for the compensation, expenses, disbursements and advances of the Trustee, its agents and counsel) and the Holders of the Notes allowed in any judicial proceedings relative to the Issuer, a Guarantor or any other obligor upon the Notes, their creditors or property and shall be entitled and empowered to collect, receive and distribute any money or other property payable or deliverable on any such claims and any custodian in any such judicial proceeding is hereby authorized by each Holder to make such payments to the Trustee, and in the event that the Trustee shall consent to the making of such payments directly to the Holders, to pay to the Trustee any amount due to it for the compensation, expenses, disbursements and advances of the Trustee, its agents and counsel, and any other amounts due the Trustee under Section 7.06 hereof. To the extent that the payment of any such compensation, expenses, disbursements and advances of the Trustee, its agents and counsel, and any other amounts due the Trustee under Section 7.06 hereof out of the estate in any such proceeding, shall be denied for any reason, payment of the same shall be secured by a Lien on, and shall be paid out of, any and all distributions, dividends, money, securities and other properties that the Holders may be entitled to receive in such proceeding whether in liquidation or under any plan of reorganization or arrangement or otherwise. Nothing herein contained shall be deemed to authorize the Trustee to authorize or consent to or accept or adopt on behalf of any Holder any plan of reorganization, arrangement, adjustment or composition affecting any series of the Notes or the rights of any Holder, or to authorize the Trustee to vote in respect of the claim of any Holder in any such proceeding.

Section 6.10 Priorities.

Subject to the terms of any Intercreditor Agreement, if the Trustee or the Security Agent collects any money pursuant to this Article 6 or from the enforcement of any Security Document, it shall pay out (or in the case of the Security Agent, it shall pay to the Trustee to pay out) the money in the following order:

First: the Trustee, its agents and attorneys, the Agents and the Security Agent for amounts due under Section 7.06 hereof, including payment of all compensation, expenses and liabilities incurred, and all advances made, by the Trustee, the Agents and the Security Agent and the costs and expenses of collection;

Second: Holders of Notes for amounts due and unpaid on the Notes for principal, premium, if any, interest and Additional Amounts, if any, ratably, without preference or priority of any kind, according to the amounts due and payable on the Notes for principal, premium, if any, interest and Additional Amounts, if any, respectively; and

Third: the Issuer, any Guarantor or to such party as a court of competent jurisdiction shall direct.

The Trustee may fix a record date and payment date for any payment to Holders of Notes pursuant to this Section 6.10.

Section 6.11 Undertaking for Costs.

In any suit for the enforcement of any right or remedy under this Indenture or in any suit against the Trustee for any action taken or omitted by it as a Trustee, a court in its discretion may require the filing by any party litigant in the suit of an undertaking to pay the costs of the suit, and the court in its discretion may assess reasonable costs, including reasonable attorneys’ fees and expenses, against any party litigant in the suit, having due regard to the merits and good faith of the claims or defenses made by the party litigant. This Section 6.11 does not apply to a suit by the Trustee, a suit by a Holder of a Note pursuant to Section 6.07 hereof, or a suit by Holders of more than 10% in aggregate principal amount of the then outstanding Notes.

Section 6.12 Restoration of Rights and Remedies.

If the Trustee or any Holder has instituted any proceeding to enforce any right or remedy under this Indenture and such proceeding has been discontinued or abandoned for any reason, or has been determined in a final judgment adversely to the Trustee or to such Holder, then and in every such case, subject to any determination in such proceeding, the Issuer, any Guarantor, the Trustee and the Holders shall be restored severally and respectively to their former positions hereunder and thereafter all rights and remedies of the Trustee and the Holders shall continue as though no such proceeding had been instituted.

Section 6.13 Rights and Remedies Cumulative.

Except as otherwise provided with respect to the replacement or payment of mutilated, destroyed, lost or stolen Notes in Section 2.07 hereof, no right or remedy herein conferred upon or reserved to the Trustee or to the Holders is intended to be exclusive of any other right or remedy, and every right and remedy shall, to the extent permitted by law, be cumulative and in addition to every other right and remedy given hereunder or now or hereafter existing at law or in equity or otherwise. The assertion of any right or remedy hereunder, or otherwise, shall not prevent the concurrent assertion or employment of any other appropriate right or remedy.

Section 6.14 Delay or Omission Not Waiver

No delay or omission of the Trustee or any Holder of any Note to exercise any right or remedy accruing upon any Event of Default shall impair any such right or remedy or constitute a waiver of any such Event of Default or an acquiescence therein. Every right and remedy given by this Article 6 or by law to the Trustee or to the Holders may be exercised from time to time, and as often as may be deemed expedient, by the Trustee or by the Holders, as the case may be.

ARTICLE 7
TRUSTEE

Section 7.01 Duties of Trustee.

(a) If an Event of Default has occurred and is continuing for which a Responsible Officer of the Trustee has actual knowledge, the Trustee will exercise such of the rights and powers vested in it by this Indenture, and use the same degree of care and skill in its exercise, as a prudent person would exercise or use under the circumstances in the conduct of such person’s own affairs.

(b) Subject to the provisions of paragraph (a) above:

(1) the duties of the Trustee and the Agents will be determined solely by the express provisions of this Indenture and the Trustee and the Agents need perform only those duties that are specifically set forth in this Indenture and no others, and no implied covenants or obligations shall be read into this Indenture against the Trustee or the Agents; and

(2) in the absence of gross negligence or willful misconduct on its part, the Trustee may conclusively rely, as to the truth of the statements and the correctness of the opinions expressed therein, upon certificates or opinions furnished to the Trustee and conforming to the requirements of this Indenture. However, the Trustee will examine the certificates and opinions to determine whether or not they conform to the requirements of this Indenture (but need not confirm or investigate the accuracy of mathematical calculations or other facts stated therein).

(c) The Trustee may not be relieved from liabilities for its own grossly negligent action, its own grossly negligent failure to act, or its own willful misconduct, except that:

(1) this clause (c) does not limit the effect of clause (b) of this Section 7.01;

(2) the Trustee will not be liable for any error of judgment made in good faith by a Responsible Officer, unless it is proved by a court of competent jurisdiction that the Trustee was grossly negligent in ascertaining the pertinent facts; and

(3) the Trustee will not be liable with respect to any action it takes or omits to take in good faith in accordance with a direction received by it pursuant to Sections 6.02, 6.04 or 6.05 hereof.

(d) Whether or not therein expressly so provided, every provision of this Indenture that in any way relates to the Trustee is subject to paragraphs (a), (b), and (c) of this Section 7.01.

(e) No provision of this Indenture will require the Trustee to expend or risk its own funds or incur any liability. The Trustee will be under no obligation to exercise any of its rights and powers under this Indenture at the request of any Holders, unless such Holder has offered to the Trustee, and the Trustee has received, security, prefunding and indemnity satisfactory to it against any loss, liability or expense.

(f) The Trustee will not be liable for interest on any money received by it except as the Trustee may agree in writing with the Issuer. Money held in trust by the Trustee need not be segregated from other funds except to the extent required by law.

(g) The Trustee shall not be deemed to have notice or any knowledge of any matter (including without limitation Defaults or Events of Default) unless a Responsible Officer assigned to and working in the Trustee’s corporate trust and agency department has actual knowledge thereof or unless written notice thereof is received by the Trustee in accordance with Section 13.01 and such notice clearly references the Notes, the Issuer or this Indenture.

Section 7.02 Rights of Trustee.

(a) The Trustee may conclusively rely upon any document believed by it to be genuine and to have been signed or presented by the proper Person. The Trustee need not investigate any fact or matter stated in the document (regardless of whether any such document is subject to any monetary or other limit).

(b) Before the Trustee acts or refrains from acting, it may require an Officer’s Certificate or an Opinion of Counsel or both. The Trustee will not be liable for any action it takes or omits to take in good faith in reliance on such Officer’s Certificate or Opinion of Counsel, as the case may be. The Trustee may consult with counsel or other professional advisors and the written advice of such counsel, professional advisor or any Opinion of Counsel will be full and complete authorization and protection from liability in respect of any action taken, suffered or omitted by it hereunder in good faith and in reliance thereon.

(c) The Trustee may act through its attorneys and agents and will not be responsible for the misconduct or negligence of any agent appointed with due care.

(d) The Trustee will not be liable for any action it takes or omits to take in good faith that it believes to be authorized or within the rights or powers conferred upon it by this Indenture.

(e) Unless otherwise specifically provided in this Indenture, any demand, request, direction or notice from the Issuer will be sufficient if signed by an Officer of the Issuer.

(f) The Trustee will be under no obligation to exercise any of the rights or powers vested in it by this Indenture at the request or direction of any of the Holders unless such Holders have offered to the Trustee, and the Trustee has received, indemnity, prefunding and/or security satisfactory to it against the losses, liabilities and expenses that might be incurred by it in compliance with such request or direction.

(g) The Trustee shall have no duty to inquire as to the performance of the covenants of the Issuer and/or the Restricted Subsidiaries. In addition, the Trustee shall not be deemed to have knowledge of any Default or Event of Default except any Default or Event of Default of which a Responsible Officer shall have received written notification. Delivery of reports, information and documents to the Trustee under Section 4.03 is for informational purposes only and the Trustee’s receipt of the foregoing shall not constitute actual or constructive notice of any information contained therein or determinable from information contained therein, including the Issuer’s compliance with any of their covenants hereunder (as to which the Trustee is entitled to rely exclusively on Officer’s Certificates).

(h) The Trustee shall not have any obligation or duty to monitor, determine or inquire as to compliance, and shall not be responsible or liable for compliance with restrictions on transfer, exchange, redemption, purchase or repurchase, as applicable, of minimum denominations imposed under this Indenture or under applicable law or regulation with respect to any transfer, exchange, redemption, purchase or repurchase, as applicable, of any interest in any Notes.

(i) The rights, privileges, protections, immunities and benefits given to the Trustee, including its right to be indemnified, prefunding and/or secured, are extended to, and shall be enforceable by the Trustee in each of its capacities hereunder and by each agent (including the Agents), custodian and other person employed to act hereunder. Absent willful misconduct or gross negligence, each Paying Agent, Registrar and Transfer Agent shall not be liable for acting in good faith on instructions believed by it to be genuine and from the proper party.

(j) In the event the Trustee receives inconsistent or conflicting requests and indemnity from two or more groups of Holders, each representing less than a majority in aggregate principal amount of the Notes then outstanding, pursuant to the provisions of this Indenture, the Trustee, in its sole discretion, may determine what action, if any, will be taken and shall not incur any liability for its failure to act until such inconsistency or conflict is, in its reasonable opinion, resolved.

(k) In no event shall the Trustee be responsible or liable for any failure or delay in the performance of its obligations hereunder arising out of or caused by acts of war or terrorism involving the United States, the United Kingdom or any member state of the European Union or any other national or international calamity or emergency (including natural disasters, pandemics or acts of God), it being understood that the Trustee shall use reasonable efforts which are consistent with accepted practices in the banking industry to resume performance as soon as practicable under the circumstances.

(l) The Trustee is not required to give any bond or surety with respect to the performance of its duties or the exercise of its powers under this Indenture or the Notes.

(m) The permissive right of the Trustee to take the actions permitted by this Indenture shall not be construed as an obligation or duty to do so.

(n) The Trustee will not be liable to any person if prevented or delayed in performing any of its obligations or discretionary functions under this Indenture by reason of any present or future law applicable to it, by any governmental or regulatory authority or by any circumstances beyond its control.

(o) The Trustee shall not under any circumstances be liable for any special or punitive damages or any consequential loss (including without limitation loss of business, goodwill, opportunity or profit of any kind and/or indirect loss) of the Issuer, any Restricted Subsidiary or any other Person (or, in each case, any successor thereto), even if advised of it in advance and even if foreseeable.

(p) The Trustee shall not be bound to make any investigation into the facts or matters stated in any resolution, certificate, statement, instrument, opinion, report, notice, request, direction, consent, order, bond, debenture, note, other evidence of indebtedness or other paper or document, but the Trustee, in its discretion, may make such further inquiry or investigation into such facts or matters as it may see fit, and, if the Trustee shall determine to make such further inquiry or investigation, it shall be entitled to examine the books, records and premises of the Issuer personally or by agent or attorney and shall incur no liability of any kind by reason of such inquiry or investigation.

(q) The Trustee may request that the Issuer delivers an Officer’s Certificate setting forth the names of the individuals and/or titles of officers authorized at such time to take specified actions pursuant to this Indenture, which Officer’s Certificate may be signed by any person authorized to sign an Officer’s Certificate, including any person specified as so authorized in any such certificate previously delivered and not superseded.

(r) No provision of this Indenture shall require the Trustee to do anything which, in its opinion, may be illegal or contrary to applicable law or regulation.

(s) The Trustee may refrain from taking any action in any jurisdiction if the taking of such action in that jurisdiction would, in its opinion, based upon legal advice in the relevant jurisdiction, be contrary to any law of that jurisdiction or, to the extent applicable, the State of New York.

(t) The Trustee may retain professional advisors to assist it in performing its duties under this Indenture. The Trustee may consult with such professional advisors or with counsel, and the advice or opinion of such professional advisors or counsel with respect to legal or other matters relating to this Indenture and the Notes shall be full and complete authorization and protection from liability in respect of any action taken, omitted or suffered by it hereunder in good faith and in accordance with the advice or opinion of such counsel.

(u) At any time that the security granted pursuant to the Security Documents has become enforceable and the Holders have given a direction to the Trustee to enforce such Collateral, the Trustee is not required to give any direction to the Security Agent with respect thereto unless it has been indemnified, prefunded and/or secured in accordance with Section 7.02(f). In any event, in connection with any enforcement of such security, the Trustee is not responsible for:

(1) any failure of the Security Agent to enforce such security within a reasonable time or at all;

(2) any failure of the Security Agent to pay over the proceeds of enforcement of the Collateral;

(3) any failure of the Security Agent to realize such security for the best price obtainable;

(4) monitoring the activities of the Security Agent in relation to such enforcement;

(5) taking any enforcement action itself in relation to such security;

(6) agreeing to any proposed course of action by the Security Agent which could result in the Trustee incurring any liability for its own account; or

(7) paying any fees, costs or expenses of the Security Agent.

(v) The Trustee may assume without inquiry in the absence of actual knowledge that the Issuer is duly complying with its obligations contained in this Indenture required to be performed and observed by it, and that no Default or Event of Default or other event which would require repayment of the Notes has occurred.

(w) The Trustee shall not have any responsibility for the validity, perfection, priority, filing, continuation or enforceability of any Lien or security interest and shall have no obligations to take any action to procure or maintain such validity, perfection, priority, filing, continuation or enforceability.

Section 7.03 Individual Rights of Trustee.

The Trustee in its individual or any other capacity may engage in transactions and may become the owner or pledgee of Notes and may otherwise deal with the Issuer or any Affiliate of the Issuer with the same rights it would have if it were not Trustee. However, in the event that the Trustee acquires any conflicting interest it must eliminate such conflict within 90 days or resign. Any Agent may do the same with like rights and duties. The Trustee is also subject to Sections 7.09 and 7.10 hereof.

Section 7.04 Trustee’s Disclaimer.

The Trustee will not be responsible for and makes no representation as to the validity or adequacy of this Indenture, the Notes, any Note Guarantee, any Intercreditor Agreement (or any Additional Intercreditor Agreement entered into in accordance with the terms of any Intercreditor Agreement or this Indenture) or the Security Documents, it shall not be accountable for the Issuer’s use of the proceeds from the Notes or any money paid to the Issuer or upon the Issuer’s direction under any provision of this Indenture, it will not be responsible for the use or application of any money received by any Paying Agent other than the Trustee, and it will not be responsible for any statement or recital herein or any statement in the Notes or any other document in connection with the sale of the Notes or pursuant to this Indenture other than its certificate of authentication.

Section 7.05 Notice of Defaults.

If a Default or Event of Default occurs and is continuing and if it is known to the Trustee, the Trustee will deliver to Holders of Notes a notice of the Default or Event of Default within 90 days after it occurs. The Trustee may withhold from the Holders notice of any continuing Default or Event of Default relating to the payment of principal, premium and interest or Additional Amounts, if it determines that withholding notice is in their interest.

Section 7.06 Compensation and Indemnity.

(a) The Issuer or, upon the failure of the Issuer to pay, each Guarantor, jointly and severally, will pay to the Trustee and the Agents from time to time compensation for its acceptance of this Indenture and services hereunder as shall be agreed from time to time between them. The Trustee’s and the Agents’ compensation will not be limited by any law on compensation of a trustee of an express trust. The Issuer, and each Guarantor, jointly and severally, will reimburse the Trustee and the Agents promptly upon request for all disbursements, advances and expenses properly incurred or made by them in addition to the compensation for their services. Such expenses will include the properly incurred compensation, disbursements and expenses of the Trustee’s agents (including the Agents) and counsel. All payments in this section will be made free of any withholding tax unless required by law. For the avoidance of doubt, any provisions in this section, or elsewhere in this Indenture, providing for a reimbursement of fees and expenses shall not include any recoverable value added (or similar) tax.

(b) The Issuer and the Guarantors, jointly and severally, will indemnify the Trustee and the Agents (which for purposes of this Section 7.06 shall include their officers, directors, employees and agents) against any and all losses, liabilities or expenses incurred by them arising out of or in connection with the acceptance or administration of their duties under this Indenture, including the costs and expenses of enforcing this Indenture against the Issuer and the Guarantors (including this Section 7.06) and defending themselves against any claim (whether asserted by the Issuer, the Guarantors, any Holder or any other Person) or liability in connection with the exercise or performance of any of their powers or duties hereunder, except to the extent any such loss, liability or expense may be attributable to their gross negligence or willful misconduct as determined by a final order of a court of competent jurisdiction. The Trustee and the Agents will notify the Issuer promptly of any claim for which they may seek indemnity. Failure by the Trustee or the Agents to so notify the Issuer will not relieve the Issuer or any Guarantor of their obligations hereunder. Except where the interests of the Issuer and the Guarantors, on the one hand, and the Trustee, on the other hand, may be adverse, the Issuer or such Guarantor will defend the claim and the Trustee will cooperate in the defense. The Trustee may have separate counsel and the Issuer will pay the properly incurred fees and expenses of such counsel. Neither the Issuer nor any Guarantor need pay for any settlement made without its consent, which consent will not be unreasonably withheld.

For the avoidance of doubt, neither the Issuer nor any Guarantor will, without the prior written consent of the Trustee and/or the Agents, as applicable, settle any claim in respect of which indemnification may be sought, regardless of whether or not the Trustee or the Agents are an actual or potential party thereto, unless such settlement (a) includes an express, complete and unconditional release of the Trustee and/or the Agents, as applicable, with respect to all claims asserted in such litigation or proceeding, or relating to the engagement of the Trustee or the Agents, such release to be set forth in an instrument signed by all parties to such settlement and (b) does not include a statement as to an admission of fault, culpability or failure to act by or on behalf of the Trustee and/or the Agents, as applicable, or any of their affiliates. The Issuer shall consult with the Trustee or the Agents, as applicable, regarding any claim or settlement thereof and provide the Trustee and the Agents, as applicable, with any reasonably requested information or copies of documents relating to a claim or settlement thereof

(c) The obligations of the Issuer and the Guarantors under this Section 7.06 will survive the satisfaction and discharge of this Indenture or the earlier resignation or removal of the Trustee or any Agent.

(d) To secure the Issuer’s and the Guarantors’ payment obligations in this Section 7.06, the Trustee will have a Lien prior to the Notes on all money or property held or collected by the Trustee, except that held in trust to pay principal of, premium on, if any, interest or Additional Amounts, if any, on, particular Notes. Such Lien will survive the satisfaction and discharge of this Indenture.

(e) When the Trustee incurs expenses or renders services after an Event of Default specified in clauses (9) or (10) of Section 6.01(a) hereof occurs, the expenses and the compensation for the services (including the fees and expenses of its agents and counsel) are intended to constitute expenses of administration under any Bankruptcy Law.

(f) The indemnity contained in this Section 7.06 shall survive the discharge or termination of this Indenture and shall continue for the benefit of the Trustee or an Agent notwithstanding its resignation or retirement.

Section 7.07 Replacement of Trustee.

(a) A resignation or removal of the Trustee and appointment of a successor Trustee will become effective only upon the successor Trustee’s acceptance of appointment as provided in this Section 7.07.

(b) The Trustee may resign in writing at any time and be discharged from the trust hereby created by providing the Issuer with 45 days’ notice. The Holders of a majority in aggregate principal amount of the then outstanding Notes may remove the Trustee by so notifying the Trustee and the Issuer in writing. The Issuer may remove the Trustee or any Holder who has been a bona fide Holder for not less than six months may petition any court for removal of the Trustee and appointment of a successor Trustee if:

(1) the Trustee has or acquires a conflict of interest in its capacity as Trustee that is not eliminated;

(2) the Trustee fails to comply with Section 7.09 hereof;

(3) the Trustee is adjudged as bankrupt or insolvent or an order for relief is entered with respect to the Trustee under any Bankruptcy Law;

(4) a custodian or public officer takes charge of the Trustee or its property; or

(5) the Trustee becomes incapable of acting.

(c) If the Trustee resigns or is removed or if a vacancy exists in the office of Trustee for any reason, the Issuer will promptly appoint a successor Trustee. Within one year after the successor Trustee takes office, the Holders of a majority in aggregate principal amount of the then outstanding Notes may appoint a successor Trustee to replace the successor Trustee appointed by the Issuer.

(d) If a successor Trustee does not take office within 60 days after the retiring Trustee resigns or is removed, (i) the retiring Trustee, the Issuer, or the Holders of at least 10% in aggregate principal amount of the then outstanding Notes may petition any court of competent jurisdiction for the appointment of a successor Trustee or (ii) the retiring Trustee may appoint a successor Trustee at any time prior to the date on which a successor Trustee takes office, provided that such appointment shall be reasonably satisfactory to the Issuer unless a Default or Event of Default shall have occurred and be continuing.

(e) If the Trustee, after written request by any Holder who has been a Holder for at least six months, fails to comply with Section 7.09 hereof, such Holder may petition any court of competent jurisdiction for the removal of the Trustee and the appointment of a successor Trustee.

(f) A successor Trustee will deliver a written acceptance of its appointment to the retiring Trustee and to the Issuer. Thereupon, the resignation or removal of the retiring Trustee will become effective, and the successor Trustee will have all the rights, powers and duties of the Trustee under this Indenture. The successor Trustee will mail a notice of its succession to Holders. The retiring Trustee will promptly transfer all property held by it as Trustee to the successor Trustee; provided all sums owing to the Trustee hereunder have been paid and subject to the Lien provided for in Section 7.06 hereof. Notwithstanding replacement of the Trustee pursuant to this Section 7.07, the Issuer’s obligations under Section 7.06 hereof will continue for the benefit of the retiring Trustee.

Section 7.08 Successor Trustee and Agents by Merger, etc.

If the Trustee or any Agent consolidates, merges or converts into, or transfers all or substantially all of its corporate trust business to, another entity, the successor entity without any further act will be the successor Trustee or Agent, as applicable.

Section 7.09 Eligibility; Disqualification.

There will at all times be a Trustee hereunder that is a corporation organized and doing business under the laws of England and Wales, Luxembourg or the United States of America or of any state thereof that is authorized under such laws to exercise corporate trustee power, and which is generally recognized as a corporation which customarily performs such corporate trustee roles and provides such corporate trustee services in transactions similar in nature to the offering of the Notes as described in the Offering Memorandum.

Section 7.10 Agents.

(a) Resignation of Agents. Any Agent may resign and be discharged from its duties under this Indenture at any time by giving 30 days’ prior written notice of such resignation to the Trustee and Issuer. The Trustee or Issuer may remove any Agent at any time by giving 30 days’ prior written notice to any Agent. Upon such notice, a successor Agent shall be appointed by the Issuer, who shall provide written notice of such to the Trustee. Such successor Agent shall become the Agent hereunder upon the resignation or removal date specified in such notice. If the Issuer is unable to replace the resigning Agent within 30 days after such notice, the Agent may, in its sole discretion, deliver any funds then held hereunder in its possession to the Trustee (or its designee for such purpose), or may appoint a successor agent, provided that such appointment be reasonably satisfactory to the Issuer and the Trustee, or may apply to a court of competent jurisdiction for the appointment of a successor Agent or for other appropriate relief. The costs and expenses (including its counsels’ fees and expenses) incurred by the Agent in connection with such proceeding shall be paid by the Issuer. Upon receipt of the identity of the successor Agent, the Agent shall deliver any funds then held hereunder to the successor Agent, less the Agent’s fees, costs and expenses or other obligations owed to the Agent. Upon its resignation and delivery any funds, the Agent shall be discharged of and from any and all further obligations arising in connection with this Indenture, but shall continue to enjoy the benefit of Section 7.06.

(b) The Agents shall act solely as agents of the Issuer and need not have concern for the interests of the Holders, except as expressly stated elsewhere in this Indenture.

(c) The Agents shall have no obligation to act or to take any action if they believe in good faith that they will incur costs, expenses or liabilities for which they will not be reimbursed.

ARTICLE 8
LEGAL DEFEASANCE AND COVENANT DEFEASANCE

Section 8.01 Option to Effect Legal Defeasance or Covenant Defeasance.

The Issuer may, as evidenced by a resolution set forth in an Officer’s Certificate, elect to have either Section 8.02 or 8.03 hereof be applied to all outstanding Notes upon compliance with the conditions set forth below in this Article 8.

Section 8.02 Legal Defeasance and Discharge.

Upon the Issuer’s exercise under Section 8.01 hereof of the option applicable to this Section 8.02, the Issuer and each of the Guarantors will, subject to the satisfaction of the conditions set forth in Section 8.04 hereof, be deemed to have been discharged from their obligations with respect to all outstanding Notes (including the Note Guarantees) on the date the conditions set forth below are satisfied (hereinafter, “Legal Defeasance”). For this purpose, Legal Defeasance means that the Issuer and the Guarantors will be deemed to have paid and discharged the entire Indebtedness represented by the outstanding Notes that are being defeased and Note Guarantees, which will thereafter be deemed to be “outstanding” only for the purposes of Section 8.05 hereof and the other Sections of this Indenture referred to in clauses (a) and (b) below, and to have satisfied all other obligations under such Notes, the Note Guarantees and this Indenture (and the Trustee, on demand of and at the expense of the Issuer, shall execute proper instruments acknowledging the same), except for the following provisions which will survive until otherwise terminated or discharged hereunder:

(a) the rights of holders of outstanding Notes to receive payments in respect of the principal of, premium, if any, and interest on such Notes when such payments are due from the trust account referred to in Section 8.04 hereof;

(b) the Issuer’s obligations to exchange any Notes, replace mutilated, destroyed, lost or stolen Notes, maintain an office or agency for payments in respect of the Notes under Article 2 and Section 4.02 hereof and segregate and hold such payments in trust;

(c) the rights, powers, trusts, immunities and obligations of the Trustee and the obligations of the Issuer and the Guarantors in connection therewith; and

(d) this Article 8.

Subject to compliance with this Article 8, the Issuer may exercise its option under this Section 8.02 notwithstanding the prior exercise of its option under Section 8.03 hereof.

Section 8.03 Covenant Defeasance.

Upon the Issuer’s exercise under Section 8.01 hereof of the option applicable to this Section 8.03, the Issuer and each of the Guarantors will, subject to the satisfaction of the conditions set forth in Section 8.04 hereof, be released from each of their obligations under the covenants contained in Sections 4.03, 4.05, 4.07, 4.08, 4.09, 4.10, 4.11, 4.12, 4.13, 4.14, 4.15, 4.17, 4.19, 4.22, 4.23, 4.24, 4.25 and 4.26, clause (3) of Section 5.01(a), Section 5.01(b) and Section 5.01(c) hereof with respect to the outstanding Notes on and after the date the conditions set forth in Section 8.04 hereof are satisfied (hereinafter, “Covenant Defeasance”), and the Notes will thereafter be deemed not “outstanding” for the purposes of any direction, waiver, consent or declaration or act of Holders (and the consequences of any thereof) in connection with such covenants, but will continue to be deemed “outstanding” for all other purposes hereunder (it being understood that such Notes will not be deemed outstanding for accounting purposes). For this purpose, Covenant Defeasance means that, with respect to the outstanding Notes and Note Guarantees, the Issuer and the Guarantors may omit to comply with and will have no liability in respect of any term, condition or limitation set forth in any such covenant, whether directly or indirectly, by reason of any reference elsewhere herein to any such covenant or by reason of any reference in any such covenant to any other provision herein or in any other document and such omission to comply will not constitute a Default or an Event of Default under Section 6.01(a) hereof, but, except as specified above, the remainder of this Indenture and such Notes and Note Guarantees will be unaffected thereby. In addition, upon the Issuer’s exercise under Section 8.01 hereof of the option applicable to this Section 8.03, subject to the satisfaction of the conditions set forth in Section 8.04 hereof, clauses (3), (4), (5), (6), (7), (8), and, other than with respect to the Issuer, clauses (9) and (10), of Section 6.01(a) hereof will not constitute Events of Default.

Section 8.04 Conditions to Legal or Covenant Defeasance.

In order to exercise either Legal Defeasance or Covenant Defeasance under either Section 8.02 or 8.03 hereof:

(a) the Issuer must irrevocably deposit or cause to be deposited in a trust account for the benefit of the holders of the Notes, cash in US$, non-callable U.S. Government Securities or a combination thereof, in each case, in such amounts as will be sufficient, in the opinion of the Issuer (acting in good faith), to pay and discharge the principal of, premium, if any, and interest, on the outstanding Notes on the Stated Maturity or on the applicable redemption date, as the case may be, and the Issuer must (x) prior to depositing such monies or securities to the trust account, procure an Opinion of Counsel stating, subject to customary assumptions and qualifications, that the trust account will be bankruptcy remote; (y) specify whether the Notes are being defeased to such Stated Maturity or to a particular redemption date; and (z) if applicable, have delivered to the Paying Agent and the Trustee an irrevocable notice to redeem all the outstanding Notes of such principal, premium, if any, or interest;

(b) in the case of an election under Section 8.02 hereof, the Issuer must have delivered to the Trustee an Opinion of Counsel stating that (i) the Issuer has received from, or there has been published by, the U.S. Internal Revenue Service a ruling, or (ii) since the original issue date of the Notes, there has been a change in applicable U.S. federal income tax law, in either case to the effect that, and based thereon such opinion shall confirm that, the Holders of the outstanding Notes will not recognize income, gain or loss for U.S. federal income tax purposes as a result of such Legal Defeasance and will be subject to U.S. federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Legal Defeasance had not occurred;

(c) in the case of an election under Section 8.03 hereof, the Issuer must have delivered to the Trustee an Opinion of Counsel to the effect that the Holders of the outstanding Notes will not recognize income, gain or loss for U.S. federal income tax purposes as a result of such Covenant Defeasance and will be subject to U.S. federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Covenant Defeasance had not occurred;

(d) the Issuer must have delivered to the Trustee an Officer’s Certificate stating that the deposit was not made by the Issuer with the intent of preferring the holders of the Notes over the other creditors of the Issuer with the intent of defeating, hindering, delaying or defrauding creditors of the Issuer or others; and

(e) the Issuer must have delivered to the Trustee an Officer’s Certificate and an Opinion of Counsel, subject to customary assumptions and qualifications, each stating that all conditions precedent relating to the Legal Defeasance or the Covenant Defeasance, as the case may be, have been complied with.

Section 8.05 Deposited Money and Government Securities to be Held in Trust; Other Miscellaneous Provisions.

Subject to Section 8.06 hereof, all money and non-callable U.S. Government Securities deposited with the Trustee (or other qualifying trustee, collectively for purposes of this Section 8.05, the “Trustee”) pursuant to Section 8.04 hereof in respect of the outstanding Notes will be held in trust and applied by the Trustee, in accordance with the provisions of such Notes and this Indenture, to the payment, either directly or through any Paying Agent (including the Issuer acting as Paying Agent) as the Trustee may determine, to the Holders of such Notes of all sums due and to become due thereon in respect of principal, premium, if any, interest and Additional Amounts, if any, but such money need not be segregated from other funds except to the extent required by law.

The Issuer will pay and indemnify the Trustee against any tax, fee or other charge imposed on or assessed against the cash or non-callable U.S. Government Securities deposited pursuant to Section 8.04 hereof or the principal and interest received in respect thereof other than any such tax, fee or other charge which by law is for the account of the Holders of the outstanding Notes.

Notwithstanding anything in this Article 8 to the contrary, the Trustee will deliver or pay to the Issuer from time to time upon the request of the Issuer any money and/or non-callable U.S. Government Securities held by it as provided in Section 8.04 hereof which, in the opinion of a nationally recognized firm of independent public accountants expressed in a written certification thereof delivered to the Trustee (which may be the opinion delivered under clause (a) of Section 8.04 hereof), are in excess of the amount thereof that would then be required to be deposited to effect an equivalent Legal Defeasance or Covenant Defeasance.

Section 8.06 Repayment to Issuer.

Subject to applicable abandoned property laws, any money deposited with the Trustee or any Paying Agent, or then held by the Issuer, in trust for the payment of the principal of, premium on, if any, interest or Additional Amounts, if any, on, any Note and remaining unclaimed for two (2) years after such principal, premium, if any, interest or Additional Amounts, if any, has become due and payable shall be paid to the Issuer on its request or (if then held by the Issuer) will be discharged from such trust; and the Holder of such Note will thereafter be permitted to look only to the Issuer for payment thereof, and all liability of the Trustee or such Paying Agent with respect to such trust money, and all liability of the Issuer as trustee thereof, will thereupon cease; provided, however, that the Trustee or such Paying Agent, before being required to make any such repayment, may at the expense of the Issuer cause to be made available to the newswire service of Bloomberg or, if Bloomberg does not operate, any similar agency and, if and so long as the Notes are listed on the Official List of the Exchange and the rules of the Authority so require, publish a notice that such money remains unclaimed and that, after a date specified therein, which will not be less than 30 days from the date of such notification or publication, any unclaimed balance of such money then remaining will be repaid to the Issuer.

Section 8.07 Reinstatement.

If the Trustee or Paying Agent is unable to apply any cash amounts or non-callable U.S. Government Securities in accordance with Section 8.02 or 8.03 hereof, as the case may be, by reason of any order or judgment of any court or governmental authority enjoining, restraining or otherwise prohibiting such application, then the Issuer’s and the Guarantors’ obligations under this Indenture and the Notes and the Note Guarantees will be revived and reinstated as though no deposit had occurred pursuant to Section 8.02 or 8.03 hereof until such time as the Trustee or Paying Agent is permitted to apply all such money in accordance with Section 8.02 or 8.03 hereof, as the case may be; provided, however, that, if the Issuer makes any payment of principal of, premium on, if any, interest or Additional Amounts, if any, on, any Note following the reinstatement of its obligations, the Issuer will be subrogated to the rights of the Holders of such Notes to receive such payment from the money held by the Trustee or Paying Agent.

ARTICLE 9
AMENDMENT, SUPPLEMENT AND WAIVER

Section 9.01 Without Consent of Holders of Notes.

Notwithstanding Section 9.02 hereof, this Indenture, the Notes, the Note Guarantees, any Intercreditor Agreement, any Additional Intercreditor Agreement and the Security Documents may be amended or supplemented without the consent of any Holder:

(1) to cure any ambiguity, omission, defect, error or inconsistency;

(2) to provide for the assumption by a successor Person of the obligations of the Issuer or any Guarantor under any of this Indenture, the Notes, the Note Guarantees, any Intercreditor Agreement, any Additional Intercreditor Agreement and the Security Documents;

(3) to add to the covenants or provide for a Note Guarantee for the benefit of the Holders or surrender any right or power conferred upon the Issuer or any Restricted Subsidiary;

(4) to make any change that would provide additional rights or benefits to the Trustee, the Security Agent or the Holders or that does not adversely affect the rights or benefits to the Trustee, the Security Agent or any of the Holders in any material respect under this Indenture, the Notes, the Note Guarantees, any Intercreditor Agreement, any Additional Intercreditor Agreement and the Security Documents;

(5) make such provisions as necessary (as determined in good faith by the Board of Directors or an Officer of the Issuer) for the issuance of Additional Notes;

(6) to provide for any Restricted Subsidiary to provide a Note Guarantee in accordance with Section 4.09, 4.15 and 4.25, to add Note Guarantees with respect to the Notes, to add security to or for the benefit of the Notes, or to confirm and evidence the release, termination, discharge or retaking of any Note Guarantee or Lien (including the Collateral and the Security Documents) or any amendment in respect thereof with respect to or securing the Notes when such release, termination, discharge or retaking or amendment is provided for under this Indenture, the Security Documents, any Intercreditor Agreement or any Additional Intercreditor Agreement;

(7) to conform the text of this Indenture, any Intercreditor Agreement, the Security Documents or the Notes to any provision of the “Description of the Notes” section of the Offering Memorandum to the extent that such provision in the “Description of the Notes” section of the Offering Memorandum was intended to be a verbatim recitation of a provision of this Indenture, the Security Documents or the Notes;

(8) to evidence and provide for the acceptance and appointment under this Indenture or any Intercreditor Agreement or any Additional Intercreditor Agreement of a successor Trustee or Security Agent pursuant to the requirements thereof or to provide for the accession by the Trustee or Security Agent to any of this Indenture, the Notes, the Note Guarantees, any Intercreditor Agreement, any Additional Intercreditor Agreement and the Security Documents;

(9) in the case of the Security Documents, to mortgage, pledge, hypothecate or grant a security interest in favor of the Security Agent for the benefit of the Holders, in any property which is required by the Security Documents to be mortgaged, pledged or hypothecated, or in which a security interest is required to be granted to the Security Agent, or to the extent necessary to grant a security interest in the Collateral for the benefit of any Person; provided that the granting of such security interest is not prohibited by this Indenture or any Intercreditor Agreement or any Additional Intercreditor Agreement and Section 4.19 is complied with;

(10) as provided in Section 4.23;

(11) at the Issuer’s election, to comply with any requirement of the SEC in connection with the qualification of the Indenture under the Trust Indenture Act, if such qualification is required;

(12) to make such provisions as necessary (as determined in good faith by the Issuer) for the issuance of Notes issued as part of a PIK Payment in accordance with the terms of the Indenture and/or the Security Documents; or

(13) to make any amendment to the provisions of the Indenture relating to the transfer and legending of Notes, including to facilitate the issuance and administration of the Notes; provided, however, that compliance with the Indenture as so amended would not result in Notes being transferred in violation of the Securities Act or any other applicable securities law.

In connection with any amendment, supplement or waiver, the Trustee and the Security Agent shall be entitled to receive an Officer’s Certificate and Opinions of Counsel as to the permissibility of such amendment, supplement or waiver and the satisfaction of all conditions precedent thereto and the Trustee shall be entitled to rely absolutely on such Officer’s Certificate and Opinions of Counsel as to such matters.

Subject to any Intercreditor Agreement or any Additional Intercreditor Agreement, upon the request of the Issuer and upon receipt by the Trustee of the documents described in Section 7.02 hereof, the Trustee and the Security Agent will join with the Issuer and the Guarantors in the execution of any amended or supplemental indenture authorized or permitted by the terms of this Indenture and to make any further appropriate agreements and stipulations that may be therein contained, but the Trustee and the Security Agent will not be obligated to enter into such amended or supplemental indenture that affects its own rights, duties or immunities under this Indenture or otherwise.

Notwithstanding anything to the contrary in the clauses above, in order to effect an amendment authorized by clauses (3) or (6) of this Section 9.01 to add a Guarantor under this Indenture, it shall only be necessary for the supplemental indenture providing for the accession of such additional Guarantor to be duly authorized and executed by the Issuer, such additional Guarantor and the Trustee. Any other amendments permitted by this Indenture need only be duly authorized and executed by the Issuer and the Trustee and, if applicable, the Security Agent.

Section 9.02 With Consent of Holders of Notes.

(a) Except as provided in Section 4.23 and below in this Section 9.02, this Indenture, the Notes, the Note Guarantees, any Intercreditor Agreement, any Additional Intercreditor Agreement and the Security Documents may be amended, supplemented or otherwise modified with the consent of Holders of at least a majority in principal amount of the Notes then outstanding (including consents obtained in connection with a purchase of, or tender offer or exchange offer for, Notes) and, subject to Section 6.04 hereof, any existing Default or Event of Default (other than a Default or Event of Default in the payment of the principal of, premium on, if any, interest or Additional Amounts, if any, on, the Notes, except a payment default resulting from an acceleration that has been rescinded) or compliance with any provisions thereof may be waived with the consent of the Holders of at least a majority in principal amount of the Notes then outstanding (including consents obtained in connection with a purchase of, or tender offer or exchange offer for, Notes). For the avoidance of doubt, an amendment, supplement or waiver of the provisions in Section 3.10 and Section 4.10 shall require consent of Holders of at least a majority in principal amount of the Notes then outstanding (including consents obtained in connection with a purchase of, or tender offer or exchange offer for, Notes). If any such amendment, supplement or waiver will only affect one series of Notes (but not all series of Notes), only the consent of Holders of at least a majority in aggregate principal amount of the then outstanding Notes of the series so affected (and not the consent of the Holders of at least a majority in aggregate principal amount of all Notes then outstanding), shall be required. Section 2.08 hereof shall determine which Notes are considered to be “outstanding” for purposes of this Section 9.02.

(b) Subject to any Intercreditor Agreement and any Additional Intercreditor Agreement, upon the request of the Issuer and upon the filing with the Trustee of evidence satisfactory to the Trustee of the consent of the Holders as aforesaid, and upon receipt by the Trustee of the documents described in Section 7.02 hereof, the Trustee and the Security Agent will join with the Issuer and the Guarantors in the execution of such amended or supplemental indenture unless such amended or supplemental indenture directly affects the Trustee’s own rights, duties or immunities under this Indenture or otherwise, in which case the Trustee may in its discretion, but will not be obligated to, enter into such amended or supplemental indenture.

(c) The consent of the Holders is not necessary under this Indenture to approve the particular form of any proposed amendment of any of this Indenture, the Notes, the Note Guarantees, any Intercreditor Agreement, any Additional Intercreditor Agreement and the Security Documents. It is sufficient if such consent approves the substance of the proposed amendment. A consent to any amendment or waiver under this Indenture by any Holder of Notes given in connection with a tender of such Holder’s Notes will not be rendered invalid by such tender.

(d) After an amendment, supplement or waiver under this Section 9.02 becomes effective, the Issuer will mail to the Holders affected thereby a notice briefly describing the amendment, supplement or waiver. Any failure of the Issuer to mail such notice, or any defect therein, will not, however, in any way impair or affect the validity of any such amended or supplemental indenture or waiver.

(e) However, unless consented to by the Holders of at least 90% of the principal amount of the Notes then outstanding (including, without limitation, Additional Notes, if any) voting as a single class (including, without limitation, consents obtained in connection with a purchase of, or tender offer or exchange offer for, Notes) (provided, however, that if any such amendment, supplement, waiver or other modification or consent will only affect one series of Notes (but not all series of Notes), only the consent of the Holders of at least 90% of the aggregate principal amount of the then outstanding Notes of the series so affected will be required), an amendment, supplement or waiver under this Section 9.02 may not (with respect to any Notes held by a non-consenting Holder):

(1) reduce the principal amount of Notes whose Holders must consent to an amendment, waiver or modification;

(2) reduce the stated rate of or extend the stated time for payment of interest on any Note;

(3) reduce the principal of or extend the Stated Maturity of any Note;

(4) reduce the premium payable upon the redemption of any Note or change the time at which any Note may be redeemed, in each case as described above under Section 3.07;

(5) make any Note payable in money other than that stated in the Note;

(6) impair the right of any Holder to receive payment of principal of and interest or Additional Amounts, if any, on such Holder’s Notes on or after the due dates therefor or to institute suit for the enforcement of any such payment on or with respect to such Holder’s Notes;

(7) make any change in the provisions of this Indenture relating to waivers of past Defaults or the rights of Holders of Notes to receive payments of principal of, or interest, Additional Amounts or premium, if any, on, the Notes;

(8) release any security interest granted for the benefit of the Holders in the Collateral other than in accordance with the terms of the Security Documents, any Intercreditor Agreement, any Additional Intercreditor Agreement and this Indenture;

(9) waive a Default or Event of Default with respect to the nonpayment of principal, premium or interest or Additional Amounts, if any, on the Notes (except pursuant to a rescission of acceleration of the Notes by the Holders of at least a majority in aggregate principal amount of such Notes and a waiver of the payment default that resulted from such acceleration);

(10) release any Guarantor from any of its obligations under its Note Guarantee or this Indenture, except in accordance with the terms of this Indenture and any Intercreditor Agreement and any Additional Intercreditor Agreement;

(11) waive a redemption payment with respect to any Note (other than a payment required by Section 4.14 and Sections 3.10 and 4.10); or

(12) make any change in the amendment or waiver provisions which require the Holders’ consent described in this sentence.

Any amendment, supplement or waiver consented to by at least 90% of the principal amount of the affected Notes then outstanding will be binding against any non-consenting Holders.

Section 9.03 Revocation and Effect of Consents.

Until an amendment, supplement or waiver becomes effective, a consent to it by a Holder is a continuing consent by the Holder and every subsequent Holder of a Note or portion of a Note that evidences the same debt as the consenting Holder’s Note, even if notation of the consent is not made on any Note. However, any such Holder or subsequent Holder may revoke the consent as to its Note if the Trustee receives written notice of revocation before the date the amendment, supplement or waiver becomes effective. An amendment, supplement or waiver becomes effective in accordance with its terms and thereafter binds every Holder.

Section 9.04 Notation on or Exchange of Notes.

The Trustee may place an appropriate notation about an amendment, supplement or waiver on any Note thereafter authenticated. The Issuer in exchange for all Notes may issue and the Trustee shall, upon receipt of an Authentication Order, authenticate or cause the Authenticating Agent to authenticate the new Notes that reflect the amendment, supplement or waiver.

Failure to make the appropriate notation or issue a new Note will not affect the validity and effect of such amendment, supplement or waiver.

Section 9.05 Trustee and the Security Agent to Sign Amendments, etc.

Subject to any Intercreditor Agreement, the Trustee and the Security Agent will sign any amended or supplemental indenture authorized pursuant to this Article 9 if the amendment or supplement does not adversely affect the rights, duties, liabilities or immunities of the Trustee or the Security Agent, as applicable. The Issuer may not sign an amended or supplemental indenture until the Board of Directors of the Issuer approves it. In executing any amended or supplemental indenture, the Trustee and the Security Agent will be entitled to receive and (subject to Section 7.01 hereof) will be fully protected in relying upon, an Officer’s Certificate and an Opinion of Counsel stating that the execution of such amended or supplemental indenture or amendment to the Security Documents or Intercreditor Agreement is authorized or permitted by this Indenture.

ARTICLE 10
COLLATERAL AND SECURITY

Section 10.01 Security Documents

The due and punctual payment of the principal of, premium on, if any, interest and Additional Amounts, if any, on the Notes when and as the same shall be due and payable, whether on an interest payment date, at maturity, by acceleration, repurchase, redemption or otherwise, and interest on the overdue principal of, premium on, if any, interest and Additional Amounts (to the extent permitted by law), if any, on the Notes and any Note Guarantee, and performance of all other obligations of the Issuer and any Guarantor to the Holders, the Trustee and the Security Agent under this Indenture, the Notes and any Note Guarantee, according to the terms hereunder or thereunder, are secured as provided in the Security Documents and any Intercreditor Agreement. Each Holder, by its acceptance thereof, consents and agrees to the terms of the Security Documents and any Intercreditor Agreement and any Additional Intercreditor Agreement (including, without limitation, the provisions providing for foreclosure and release of Collateral and authorizing the Security Agent to enter into any Security Document on its behalf) as the same may be in effect or may be amended from time to time in accordance with its terms and authorizes and directs the Security Agent to enter into the Security Documents and any Intercreditor Agreement and any Additional Intercreditor Agreement and to perform its obligations and exercise its rights thereunder in accordance therewith. The Issuer will deliver to the Trustee copies of all documents delivered to the Security Agent pursuant to the Security Documents and the Issuer and the Guarantors will, and the Issuer will cause each of its Restricted Subsidiaries to, do or cause to be done all such acts and things as may be necessary or proper, or as may be required by the provisions of the Security Documents to assure and confirm to the Trustee that the Security Agent holds, for the benefit of the Trustee and the Holders, duly created, enforceable and perfected Liens as contemplated hereby and by the Security Documents and any Intercreditor Agreement, so as to render the same available for the security and benefit of this Indenture and of the Notes and any Note Guarantee secured hereby, according to the intent and purposes herein expressed. Subject to the Agreed Security Principles, the Issuer and any Guarantor will each take, and the Issuer will cause its Restricted Subsidiaries to take (including as may be requested by the Trustee) any and all actions reasonably required to cause the Security Documents and any Intercreditor Agreement to create and maintain, as security for the Obligations of the Issuer and any Guarantor hereunder, in respect of the Collateral, valid and enforceable perfected Liens in and on all the Collateral ranking in right and priority of payment as set forth in this Indenture, Intercreditor Agreement and subject to no other Liens other than as permitted by the terms of this Indenture and any Intercreditor Agreement.

Section 10.02 Release of Collateral.

Collateral may be released from the Liens and security interests created by the Security Documents at any time or from time to time in accordance with the provisions of the Security Documents, any Intercreditor Agreement and this Indenture, as applicable. Subject to the terms and conditions of the relevant Security Documents and any Intercreditor Agreement, upon the request of the Issuer pursuant to an Officer’s Certificate and Opinion of Counsel certifying that all conditions precedent hereunder have been met and (at the sole cost and expense of the Issuer) the Trustee shall, but only if so requested by the Security Agent or the Issuer or otherwise required by any Intercreditor Agreement, authorize the release of Collateral from the security created by the Security Documents that is sold, conveyed or disposed of in compliance with the provisions of this Indenture. Subject to any Intercreditor Agreement, upon receipt of such Officer’s Certificate the Security Agent shall execute, deliver or acknowledge any necessary or proper instruments of termination, satisfaction or release to evidence the release of any Collateral permitted to be released pursuant to this Indenture or the Security Documents and any Intercreditor Agreement and any Additional Intercreditor Agreement.

Section 10.03 Authorization of Actions to Be Taken by the Trustee Under the Security Documents.

Upon reasonable request of the Trustee, but without any affirmative duty on the Trustee to do so, the Issuer and the Guarantors shall execute and deliver such further instruments and do such further acts as may be reasonably necessary to carry out more effectively the purposes of this Indenture.

Subject to the provisions of Section 7.01 and 7.02 hereof and the terms of the Security Documents and any Intercreditor Agreement, the Trustee may, in its sole discretion and without the consent of the Holders take all actions it deems necessary or appropriate in order to, or to direct, on behalf of the Holders, the Security Agent to take all actions it deems necessary or appropriate in order to:

(1) enforce any of the terms of the Security Documents or any Intercreditor Agreement; and

(2) collect and receive any and all amounts payable in respect of the Obligations of the Issuer or any Guarantor hereunder.

Subject to the provisions hereof, the Security Documents, any Intercreditor Agreement and any Additional Intercreditor Agreement, the Trustee and/or the Security Agent will have power to institute and maintain such suits and proceedings as it may deem expedient to prevent any impairment of the Collateral by any acts that may be unlawful or in violation of the Security Documents, any Intercreditor Agreement or this Indenture, and such suits and proceedings as the Trustee may deem expedient to preserve or protect its interests and the interests of the Holders in the Collateral (including power to institute and maintain suits or proceedings to restrain the enforcement of or compliance with any legislative or other governmental enactment, rule or order that may be unconstitutional or otherwise invalid if the enforcement of, or compliance with, such enactment, rule or order would impair the security interest hereunder or be prejudicial to the interests of the Holders or of the Trustee and/or the Security Agent).

Section 10.04 Authorization of Receipt of Funds by the Trustee Under the Security Documents.

The Trustee and/or the Security Agent is authorized to receive any funds for the benefit of the Holders distributed under the Security Documents or Intercreditor Agreement, and to make further distributions of such funds to the Holders according to the provisions of this Indenture and any Intercreditor Agreement.

Section 10.05 Termination of Security Interest.

(a) The Trustee shall, at the request of the Issuer upon having provided the Trustee an Officer’s Certificate and Opinion of Counsel certifying compliance with this Section 10.05, execute and deliver a certificate to the Security Agent directing the Security Agent to release the relevant Collateral or other appropriate instrument evidencing such release (in the form provided by and at the expense of the Issuer) under one or more of the following circumstances:

(1) in connection with any sale, exchange, assignment, transfer, conveyance or other disposition of such property or assets to a Person that is not (either before or after giving effect to such transaction) the Issuer or a Restricted Subsidiary, if the sale, exchange, assignment, transfer, conveyance or other disposition does not violate Section 4.10 and is otherwise in compliance with this Indenture;

(2) in the case of a Guarantor that is released from its Note Guarantee pursuant to the terms of this Indenture, the release of the property, assets and Capital Stock, of such Guarantor which was part of the Collateral;

(3) if the Issuer designates any of its Restricted Subsidiaries to be an Unrestricted Subsidiary as permitted under and in compliance with this Indenture, the release of the property, assets and Capital Stock of such Restricted Subsidiary;

(4) upon payment in full of principal, interest and all other obligations on the Notes or legal defeasance, covenant defeasance or satisfaction and discharge of the Notes, as provided in Article 8 and Article 12;

(5) upon redemption of all the Notes;

(6) in connection with an enforcement action taken by certain secured creditors of the Issuer and its Restricted Subsidiaries in accordance with any Intercreditor Agreement or any Additional Intercreditor Agreement;

(7) as provided for under Article 9;

(8) with respect to any property or assets that become Collateral securing the Notes and/or any Note Guarantee pursuant to Section 4.12(a)(ii), upon the release and discharge (other than as a result of an enforcement action) of the Initial Lien, to the extent that such Lien does not secure any other Pari Passu Indebtedness;

(9) in accordance with the Security Documents, any Intercreditor Agreement or any Additional Intercreditor Agreement;

(10) as a result of a transaction permitted by Article 5; or

(11) as otherwise permitted in accordance with this Indenture.

(b) The Security Agent shall be entitled to accept such Officer’s Certificate and Opinion of Counsel as sufficient evidence of compliance with this Section 10.05, in which event it shall be conclusive and binding on the Holders.

(c) The Security Agent and the Trustee (but only if required as evidenced by an Officer’s Certificate and Opinion of Counsel) will take all action requested by the Issuer to effectuate any release of Collateral securing the Notes and the Note Guarantees, in accordance with the provisions of this Indenture, any Intercreditor Agreement or any Additional Intercreditor Agreement and the relevant Security Document. Each of the releases set forth above shall be effected by the Security Agent without the consent of the Holders or any action on the part of the Trustee (unless action is required to effect such release as evidenced by an Officer’s Certificate and Opinion of Counsel).

Section 10.06 Limitation on Duty of Trustee in Respect of Collateral; Indemnification.

(a) Beyond the exercise of reasonable care in the custody thereof, the Trustee shall have no duty as to any Collateral in its possession or control or in the possession or control of any agent or bailee or any income thereon or as to preservation of rights against prior parties or any other rights pertaining thereto and the Trustee shall not be responsible for filing any financing or continuation statements or recording any documents or instruments in any public office at any time or times or otherwise perfecting or maintaining the perfection of any security interest in the Collateral.

(b) The Trustee shall not be responsible for the existence, genuineness or value of any of the Collateral or for the validity, perfection, priority or enforceability of the Liens in any of the Collateral, whether impaired by operation of law or by reason of any action or omission to act on its part hereunder, for the validity or sufficiency of the Collateral or any agreement or assignment contained therein, for the validity of the title of the Issuer to the Collateral, for insuring the Collateral or for the payment of taxes, charges, assessments or Liens upon the Collateral or otherwise as to the maintenance of the Collateral. The Trustee shall have no duty to ascertain or inquire as to the performance or observance of any of the terms of this Indenture, the Security Documents, any Intercreditor Agreement or other Note Document by the Issuer, any Guarantor, the Security Agent or any other party to an Intercreditor Agreement.

ARTICLE 11
NOTE GUARANTEES

Section 11.01 Guarantee.

(a) Subject to this Article 11, each Guarantor hereby, jointly and severally, unconditionally guarantees to each Holder of a Note authenticated and delivered by the Trustee and to the Trustee and its successors and assigns, irrespective of the validity and enforceability of this Indenture, the Notes or the obligations of the Issuer hereunder or thereunder, that:

(1) the principal of, premium on, if any, interest and Additional Amounts, if any, on, the Notes will be promptly paid in full when due, whether at maturity, by acceleration, redemption or otherwise, and interest on the overdue principal of, premium on, if any, interest and Additional Amounts, if any, on, the Notes, if lawful, and all other obligations of the Issuer to the Holders or the Trustee hereunder or thereunder will be promptly paid in full or performed, all in accordance with the terms hereof and thereof; and

(2) in case of any extension of time of payment or renewal of any Notes or any of such other obligations, that same will be promptly paid in full when due or performed in accordance with the terms of the extension or renewal, whether at stated maturity, by acceleration or otherwise.

Failing payment when due of any amount so guaranteed or any performance so guaranteed for whatever reason, the Guarantors will be jointly and severally obligated to pay the same immediately. Each Guarantor agrees that this is a guarantee of payment and not a guarantee of collection.

(b) The Guarantors hereby agree that their obligations hereunder are unconditional, irrespective of the validity, regularity or enforceability of the Notes or this Indenture, the absence of any action to enforce the same, any waiver or consent by any Holder with respect to any provisions hereof or thereof, the recovery of any judgment against the Issuer, any action to enforce the same or any other circumstance which might otherwise constitute a legal or equitable discharge or defense of a guarantor. Each Guarantor hereby waives diligence, presentment, demand of payment, filing of claims with a court in the event of insolvency or bankruptcy of the Issuer, any right to require a proceeding first against the Issuer, protest, notice and all demands whatsoever and covenant that this Note Guarantee will not be discharged except by complete performance of the obligations contained in the Notes and this Indenture.

(c) If any Holder or the Trustee is required by any court or otherwise to return to the Issuer, the Guarantors or any custodian, trustee, liquidator or other similar official acting in relation to the Issuer and the Guarantors, any amount paid by either to the Trustee or such Holder, this Note Guarantee, to the extent theretofore discharged, will be reinstated in full force and effect.

(d) Each Guarantor agrees that it will not be entitled to any right of subrogation in relation to the Holders against the Issuer and/or any other Guarantor in respect of any obligations guaranteed hereby until payment in full of all obligations guaranteed hereby. Each Guarantor further agrees that, as between the Guarantors, on the one hand, and the Holders and the Trustee, on the other hand, (1) the maturity of the obligations guaranteed hereby may be accelerated as provided in Article 6 hereof for the purposes of this Note Guarantee, notwithstanding any stay, injunction or other prohibition preventing such acceleration in respect of the obligations guaranteed hereby, and (2) in the event of any declaration of acceleration of such obligations as provided in Article 6 hereof, such obligations (whether or not due and payable) will forthwith become due and payable by the Guarantors for the purpose of this Note Guarantee. Subject to Section 11.02, the Guarantors will have the right to seek contribution from any non-paying Guarantor.

Section 11.02 Limitation on Guarantor Liability.

(a) Each Guarantor, and by its acceptance of Notes, each Holder, hereby confirms that it is the intention of all such parties that the Note Guarantee of such Guarantor not constitute a fraudulent transfer or conveyance, for purposes of Bankruptcy Law, the Uniform Fraudulent Conveyance Act, the Uniform Fraudulent Transfer Act or any similar national, federal, local or state law (including the law of any jurisdiction outside the United States) or voidable preference, transfer at under value or unlawful financial assistance or otherwise violate corporate benefit rules, “thin capitalization” rules, laws on the capital maintenance, limitations of corporate law or purpose, regulations or defenses affecting the rights of creditors generally or other limitations under the applicable law (including the laws of any jurisdiction outside the United States). To effectuate the foregoing intention, the Trustee, the Holders and the Guarantors hereby irrevocably agree that the obligations of such Guarantor will be limited to the maximum amount that will, after giving effect to such maximum amount and all other contingent and fixed liabilities of such Guarantor that are relevant under such laws, and after giving effect to any collections from, rights to receive contribution from or payments made by or on behalf of any other Guarantor in respect of the obligations of such other Guarantor under this Article 11, result in the obligations of such Guarantor under its Note Guarantee not constituting either a fraudulent transfer or conveyance or voidable preference, transfer at under value or unlawful financial assistance under applicable law, or otherwise to reflect corporate benefit rules, “thin capitalization” rules, laws on the capital maintenance, limitations of corporate law or purpose, regulations or defenses affecting the rights of creditors generally or other limitations under the applicable law (including the laws of any jurisdiction outside the United States).

(b) No reduction of the amount enforceable under any Note Guarantee in accordance with the above limitations will prejudice the rights of the Trustee or Holders to continue enforcing the Note Guarantee (subject always to the operation of the limitation set out above at the time of such enforcement) until full satisfaction of the guaranteed claims.

Section 11.03 Execution and Delivery of Note Guarantee.

(a) Each Guarantor hereby agrees that its Note Guarantee set forth in Section 11.01 hereof will remain in full force and effect notwithstanding any failure to endorse on each Note a notation of such Note Guarantee.

(b) The delivery of any Note by the Trustee, after the authentication thereof hereunder, will constitute due delivery of the Note Guarantee set forth in this Indenture on behalf of the Guarantors.

(c) The Issuer shall cause any Restricted Subsidiary so required by Sections 4.15 or 4.25 hereof to execute a supplemental indenture in the form of Exhibit D to this Indenture in accordance with Sections 4.15 and 4.25 hereof, as applicable, and this Article 11.

Section 11.04 Successor Guarantor Substituted.

In case of any consolidation, merger, sale or conveyance in compliance with Section 5.01(b) hereof and upon the assumption by the successor Person, by supplemental indenture, executed and delivered to the Trustee and satisfactory in form to the Trustee and the due and punctual performance of all of the covenants and conditions of this Indenture to be performed by the Guarantor, such successor Person will succeed to and be substituted for the Guarantor with the same effect as if it had been named herein as a Guarantor. All the Note Guarantees so issued will in all respects have the same legal rank and benefit under this Indenture as the Note Guarantees theretofore and thereafter issued in accordance with the terms of this Indenture as though all of such Note Guarantees had been issued at the date of the execution hereof.

Section 11.05 Releases.

(a) The Note Guarantee will be released and discharged, automatically, unconditionally and without further action on the part of the Security Agent or the Trustee:

(1) (i) upon a sale, exchange, assignment, transfer, conveyance or other disposition (including by way of consolidation or merger) of any Capital Stock of the relevant Guarantor (whether by direct sale or sale of a holding company as a result of which such Guarantor would no longer be a Restricted Subsidiary) or (ii) in connection with any sale, exchange, assignment, transfer, conveyance or other disposition of all or substantially all of the assets of a Guarantor to a Person that is not (either before or after giving effect to such transaction) the Issuer or a Restricted Subsidiary, in each case, if the sale, exchange, assignment, transfer, conveyance or other disposition does not violate clauses (a)(1) and (a)(2) of Section 4.10 and is otherwise in compliance with this Indenture;

(2) upon the release of the Note Guarantee of Indebtedness that resulted in the creation of the relevant Note Guarantee under Section 4.15 or 4.25 so long as no Event of Default would arise as a result and no other Indebtedness of the Issuer or any Guarantor at that time is Guaranteed by the relevant Guarantor;

(3) upon legal defeasance, covenant defeasance or satisfaction and discharge of the Notes, as provided in Article 8 and Article 12;

(4) upon redemption of all the Notes;

(5) if the Issuer designates a Guarantor as an Unrestricted Subsidiary as permitted under and in compliance with this Indenture;

(6) in accordance with the provisions of any Intercreditor Agreement, any Additional Intercreditor Agreement or any Security Document;

(7) as a result of a transaction permitted by Section 5.01(b); or

(8) as provided for under Article 9.

(b) No release and discharge of a Note Guarantee pursuant to Section 11.05(a)(2) and Section 11.05(a)(5) shall be effective (i) if a Default or an Event of Default has occurred and is continuing under this Indenture as of the time of such proposed release and discharge until such time as such Default or Event of Default is cured or waived and (ii) until the Issuer shall have delivered to the Trustee (x) an Officer’s Certificate and (y) Opinion of Counsel, each stating that all conditions precedent set forth in this Indenture have been fulfilled and that such release and discharge is authorized and permitted pursuant to this Indenture. The Trustee shall be entitled to accept such Officer’s Certificate and Opinion of Counsel as sufficient evidence of the satisfaction of such conditions precedent, in which event it shall be conclusive and binding on the Holders

(c) Upon any occurrence giving rise to a release of a Note Guarantee, as specified above, the Trustee, subject to receipt of certain documents from the Issuer or a Guarantor, will take all requested action and execute any documents, including the granting of releases or waivers under any Intercreditor Agreement or any Additional Intercreditor Agreement, reasonably requested in order to evidence such release, discharge and termination in respect of any Note Guarantee to be released as described above. None of the Issuer nor any Guarantor will be required to make a notation on the Notes to reflect any such release, discharge or termination. Each of the releases and amendments set forth above shall be effected by the Trustee without any consent of the holders or any action on the part of the Trustee unless such action is required to effect a release, and any such release shall be without recourse, representation or warranty by the Trustee.

(d) Any Guarantor not released from its obligations under its Note Guarantee as provided in this Section 11.05 will remain liable for the full amount of principal of, premium on, if any, interest and Additional Amounts, if any, on, the Notes and for the other obligations of any Guarantor under this Indenture as provided in this Article 11.

ARTICLE 12
SATISFACTION AND DISCHARGE

Section 12.01 Satisfaction and Discharge.

(a) This Indenture, and the rights of the Trustee and the Holders under any Intercreditor Agreement and any Additional Intercreditor Agreement and the Security Documents, will be discharged and cease to be of further effect (except as to surviving rights of conversion or transfer or exchange of the Notes and rights, privileges and immunities of the Trustee, as expressly provided for in Section 2.06, Section 2.07 and as set out in Section 12.01(b)) as to all outstanding Notes when:

(1) either:

(A) all the Notes previously authenticated and delivered (other than certain lost, stolen or destroyed Notes, and certain Notes for which provision for payment was previously made and thereafter the funds have been released to the Issuer) have been delivered to the Trustee or Paying Agent for cancellation; or

(B) all Notes not previously delivered to the Trustee or Paying Agent for cancellation (i) have become due and payable (including by giving of a notice of redemption to the Holders), (ii) will become due and payable at their Stated Maturity within one year or (iii) are to be called for redemption within one year under arrangements reasonably satisfactory to the Paying Agent for the giving of notice of redemption by the Paying Agent in the name, and at the expense, of the Issuer;

(2) the Issuer has deposited or caused to be deposited with the Trustee (or such other entity directed, designated, selected or appointed by the Issuer and reasonably acceptable to the Trustee for this purpose), for the benefit of the Holders of the Notes, cash in US$ or US$-denominated U.S. Government Securities or a combination thereof, in each case, in an amount sufficient to pay and discharge the entire Indebtedness on the Notes not previously delivered to the Trustee or Paying Agent for cancellation, for principal, premium, if any, and interest to the date of deposit (in the case of Notes that have become due and payable), or to the Stated Maturity or redemption date, as the case may be;

(3) the Issuer has paid or caused to be paid all other sums payable under this Indenture;

(4) the Issuer has delivered irrevocable instructions to the Trustee, Paying Agent (or other entity directed, designated, selected or appointed by the Issuer and reasonably acceptable to the Trustee for this purpose), as applicable, to apply the funds deposited towards the payment of the Notes at maturity or on the redemption date, as the case may be; and

(5) the Issuer has delivered to the Trustee an Officer’s Certificate and an Opinion of Counsel (which the Trustee may rely on without further inquiry) each to the effect that all conditions precedent under this Article 12 have been complied with, provided that any such counsel may rely on any Officer’s Certificate as to matters of fact (including as to compliance with the foregoing clauses (1), (2) and (3)).

(b) Notwithstanding the satisfaction and discharge of this Indenture, if money has been deposited with the Trustee pursuant to clause (2) of Section 12.01(a), the provisions of Sections 12.02 and 8.06 hereof will survive. In addition, nothing in this Section 12.01 will be deemed to discharge those provisions of Section 7.06 hereof, that, by their terms, survive the satisfaction and discharge of this Indenture.

(c) If requested in writing by the Issuer, which request may be included in the applicable notice of redemption or pursuant to the applicable Officer’s Certificate the Trustee, Paying Agent or such other entity directed, designated, selected or appointed by the Issuer and reasonably acceptable to the Trustee for this purpose, as applicable, shall distribute any amounts deposited to the Holders prior to Stated Maturity or the redemption date, as the case may be; provided, however, that the Holders shall have received at least five (5) Business Days’ notice from the Issuer of such earlier payment date (which may be included in the notice of redemption). For the avoidance of doubt, the distribution and payment to Holders prior to the maturity or redemption date as set forth above shall not include any negative interest, present value adjustment, additional break cost or any additional premium on such amounts. To the extent the Notes are represented by a Global Note deposited with a depositary for a clearing system, any payment to the beneficial holders holding Book-Entry Interests as participants of such clearing system will be subject to the then applicable procedures of the clearing system.

Section 12.02 Application of Trust Money.

Subject to the provisions of Section 8.06 hereof, all money deposited with the Trustee (or another entity designated by the Trustee for such purpose) pursuant to Section 12.01 hereof shall be held in trust and applied by it, in accordance with the provisions of the Notes and this Indenture, to the payment, either directly or through any Paying Agent (including the Issuer acting as its own Paying Agent) as the Trustee may determine, to the Persons entitled thereto, of the principal of, premium on, if any, interest and Additional Amounts, if any, for whose payment such money has been deposited with the Trustee; but such money need not be segregated from other funds except to the extent required by law.

If the Trustee or Paying Agent is unable to apply any money or U.S. Government Securities in accordance with Section 12.01 hereof by reason of any legal proceeding or by reason of any order or judgment of any court or governmental authority enjoining, restraining or otherwise prohibiting such application, the Issuer’s and any Guarantor’s obligations under this Indenture and the Notes shall be revived and reinstated as though no deposit had occurred pursuant to Section 12.01 hereof; provided that if the Issuer has made any payment of principal of, premium on, if any, interest and Additional Amounts, if any, on, the Notes because of the reinstatement of its obligations, the Issuer shall be subrogated to the rights of the Holders of such Notes to receive such payment from the money or U.S. Government Securities held by the Trustee or Paying Agent.

ARTICLE 13
MISCELLANEOUS

Section 13.01 Notices.

Any notice or communication by the Issuer, any Guarantor, the Trustee or the Security Agent to the others is duly given if in writing and delivered in Person or mailed by first-class mail (registered or certified, return receipt requested), facsimile transmission, electronic or overnight air courier guaranteeing next day delivery, to the others’ address:

If to the Issuer and/or any Guarantor:

Cazoo Group Ltd

40 Churchway

London, NW1 1LW

United Kingdom

Attention: Head of Legal

With a copy to:

Freshfields Bruckhaus Deringer US LLP

601 Lexington Avenue

New York, NY 10022

Attention: Valerie Ford Jacob

If to the Trustee, Paying Agent, Transfer Agent and Registrar for the Notes:

U.S. Bank Trust Company, National Association
West Side Flats St. Paul

60 Livingston Avenue

St. Paul, MN 55107

Attn: Global Corporate Trust

Email: brandon.bonfig@usbank.com

If to the Security Agent:

GLAS Trust Corporation Limited
55 Ludgate Hill, Level 1 West, London EC4M 7JW, United Kingdom

Telephone: +44 (0)20 3597 2940

Email: tes@glas.agency

Attention: Debt Capital Markets London (Cazoo TRN00004250)

The Issuer, any Guarantor, the Trustee or the Security Agent, by notice to the others, may designate additional or different addresses for subsequent notices or communications.

All notices and communications (other than those sent to Holders) will be deemed to have been duly given: at the time delivered by hand, if personally delivered; five (5) Business Days after being deposited in the mail, postage prepaid, if mailed; when receipt acknowledged, if transmitted by facsimile; and the next Business Day after timely delivery to the courier, if sent by overnight air courier guaranteeing next day delivery.

If and for so long as any of the Notes are listed on the Official List of the Exchange and if and to the extent the rules of the Exchange so require, the Issuer will notify the Exchange of any notice to the Holders of the Notes and, in connection with any redemption, the Issuer will notify the Exchange of any change in the principal amount of the Notes outstanding. In addition, for so long as any Notes are represented by Global Notes, all notices to Holders of the Notes will be delivered by or on behalf of the Issuer to DTC. In the case of Definitive Registered Notes, all notices will be mailed to Holders by first-class mail at their respective addresses as they appear on the records of the Registrar, unless stated otherwise in the register kept by, and at the registered office of the Issuer.

Each such notice shall be deemed to have been given on the date of such publication or; if published more than once on different dates, on the first date on which publication is made; provided that, if notices are mailed, such notice shall be deemed to have been given on the later of such publication and the seventh day after being so mailed. Any notice or communication mailed to a Holder shall be mailed to such Person by first-class mail or other equivalent means and shall be sufficiently given to such Holder if so mailed within the time prescribed. Failure to mail a notice or communication to a Holder or any defect in it shall not affect its sufficiency with respect to other Holders. If a notice or communication is mailed in the manner provided above, it is duly given, whether or not the addressee receives it. Notices to the Trustee or the Security Agent shall be effective upon actual receipt thereof. Notices delivered to DTC will be deemed given on the date when delivered.

If the Issuer or any Guarantor mails a notice or communication to Holders or delivers a notice or communication to holders of Book-Entry Interests, it will mail a copy to the Trustee and each Agent at the same time.

All notices will be given in the English language.

Section 13.02 Certificate and Opinion as to Conditions Precedent.

Upon any request or application by the Issuer to the Trustee to take any action under this Indenture, the Issuer shall furnish to the Trustee:

(1) an Officer’s Certificate in form reasonably satisfactory to the Trustee (which must include the statements set forth in Section 13.03 hereof) stating that, in the opinion of the signers, all conditions precedent and covenants, if any, provided for in this Indenture relating to the proposed action have been satisfied; and

(2) an Opinion of Counsel in form reasonably satisfactory to the Trustee (which must include the statements set forth in Section 13.03 hereof) stating that, in the opinion of such counsel, all such conditions precedent and covenants have been satisfied.

Section 13.03 Statements Required in Certificate or Opinion.

Each certificate or opinion with respect to compliance with a condition or covenant provided for in this Indenture shall include:

(1) a statement that the Person making such certificate or opinion has read such covenant or condition;

(2) a brief statement as to the nature and scope of the examination or investigation upon which the statements or opinions contained in such certificate or opinion are based;

(3) a statement that, in the opinion of such Person, he or she has made such examination or investigation as is necessary to enable him or her to express an informed opinion as to whether or not such covenant or condition has been satisfied; and

(4) a statement as to whether or not, in the opinion of such Person, such condition or covenant has been satisfied.

Section 13.04 Rules by Trustee and Agents.

The Trustee may make reasonable rules for action by or at a meeting of Holders. The Registrar or Paying Agent may make reasonable rules and set reasonable requirements for its functions.

Section 13.05 No Personal Liability of Directors, Officers, Employees and Shareholders.

No director, officer, employee, incorporator, member or shareholder of the Issuer or any of the Guarantors, as such, will have any liability for any obligations of the Issuer or any Guarantor under the Notes or this Indenture or any Note Guarantee or for any claim based on, in respect of, or by reason of such obligations or their creation. Each Holder by accepting a Note waives and releases all such liability. The waiver and release are part of the consideration for issuance of the Notes.

Section 13.06 Agent for Service; Submission to Jurisdiction; Waiver of Immunities.

Each of the parties hereto irrevocably submits to the non-exclusive jurisdiction of any U.S. federal or New York state court in the Borough of Manhattan in the City, County and State of New York, United States of America, in any legal suit, action or proceeding based on or arising under this Indenture, the Notes and the Note Guarantees or the transactions contemplated hereby, and any action arising under U.S. federal or state securities laws and agrees that all claims in respect of such suit or proceeding may be determined in any such court. Each of the parties hereto irrevocably waive the defense of an inconvenient forum or objections to personal jurisdiction with respect to the maintenance of such legal suit, action or proceeding. The Issuer and each Guarantor have appointed Cogency Global Inc. (the “Authorized Agent”) as its authorized agent upon whom process may be served in any such suit, action or proceeding arising out of or based upon this Indenture, the Notes or the transactions contemplated hereby or thereby, and any action brought under U.S. federal or state securities laws that may be instituted in any U.S. federal or New York state court in the Borough of Manhattan in the City, County and State of New York, United States of America in any manner permitted by applicable law. Such appointment shall be irrevocable unless and until replaced by an agent reasonably acceptable to the Trustee. The Issuer and each Guarantor represents and warrants that the Authorized Agent has agreed to act as said agent for service of process, and the Issuer agrees to take any and all action, including the filing of any and all documents and instruments, that may be necessary to continue such appointment in full force and effect as aforesaid. The Issuer and each Guarantor agree that service of process upon the Authorized Agent and written notice of such service to the Issuer shall be deemed, in every respect, effective service of process upon the Issuer and any Guarantor in any such legal suit, action or proceeding. The Issuer and the Guarantors hereby irrevocably waives, to the fullest extent permitted by applicable law, any and all right to trial by jury in any legal proceeding arising out of or relating to this Indenture, the Notes and the Note Guarantees or the transactions contemplated hereby, and any action arising under U.S. federal or state securities laws.

Section 13.07 Governing Law.

THE LAW OF THE STATE OF NEW YORK WILL GOVERN AND BE USED TO CONSTRUE THIS INDENTURE, THE NOTES AND THE NOTE GUARANTEES WITHOUT GIVING EFFECT TO APPLICABLE PRINCIPLES OF CONFLICTS OF LAW TO THE EXTENT THAT THE APPLICATION OF THE LAWS OF ANOTHER JURISDICTION WOULD BE REQUIRED THEREBY.

Section 13.08 No Adverse Interpretation of Other Agreements.

This Indenture may not be used to interpret any other indenture, loan or debt agreement of the Issuer, any Guarantor or any of their respective Subsidiaries or of any other Person. Any such indenture, loan or debt agreement may not be used to interpret this Indenture.

Section 13.09 Successors.

All agreements of the Issuer in this Indenture and the Notes will bind its successors. All agreements of the Trustee will bind its successors. All agreements of the Security Agent in this Indenture will bind its successors. All agreements of each Guarantor in this Indenture will bind its successors, except as otherwise provided in Section 11.05 hereof.

Section 13.10 Severability.

In case any provision in this Indenture or in the Notes is invalid, illegal or unenforceable, the validity, legality and enforceability of the remaining provisions will not in any way be affected or impaired thereby.

Section 13.11 Counterpart Originals.

The parties may sign any number of copies of this Indenture. Each signed copy will be an original, but all of them together represent the same agreement.

Section 13.12 Table of Contents, Headings, etc.

The Table of Contents, Cross-Reference Table and Headings of the Articles and Sections of this Indenture have been inserted for convenience of reference only, are not to be considered a part of this Indenture and will in no way modify or restrict any of the terms or provisions hereof.

Section 13.13 Judgment Currency.

The U.S. dollar is the sole currency of account and payment for all sums payable by the Issuer or any Guarantors under or in connection with the Notes. Any amount received or recovered in a currency other than U.S. dollar (the “Required Currency”), which is made to or for the account of any Holder in lawful currency of any other jurisdiction (the “Judgment Currency”), whether as a result of any judgment or order or the enforcement thereof or the liquidation of the Issuer or a Guarantor, shall constitute a discharge of the Issuer’s or the Guarantor’s obligation under this Indenture and the Notes or Note Guarantee, as the case may be, only to the extent of the amount of the Required Currency which such Holder, as the case may be, could purchase in the London foreign exchange markets with the amount of the Judgment Currency in accordance with normal banking procedures at the rate of exchange prevailing on the first Business Day following receipt of the payment in the Judgment Currency.

If the amount of the Required Currency that could be so purchased is less than the amount of the Required Currency originally due to such Holder, as the case may be, the Issuer shall indemnify and hold harmless the Holder, as the case may be, from and against all loss or damage arising out of, or as a result of, such deficiency. This indemnity shall constitute an obligation separate and independent from the other obligations contained in this Indenture and shall give rise to a separate and independent cause of action, shall apply irrespective of any indulgence granted by any Holder from time to time and shall continue in full force and effect notwithstanding any judgment or order for a liquidated sum in respect of an amount due hereunder or under any judgment or order.

Section 13.14 Prescription.

Claims against the Issuer and the Guarantors for the payment of principal, or premium, if any, on the Notes will be prescribed ten (10) years after the applicable due date for payment thereof. Claims against the Issuer and the Guarantors for the payment of interest on the Notes will be prescribed six (6) years after the applicable due date for payment of interest, provided that such claim has not been stayed or otherwise prohibited or delayed by applicable law or court order.

Section 13.15 Additional Information.

Copies of this Indenture, the Notes and any Intercreditor Agreement are available at the specified office of the Issuer.

Section 13.16 Patriot Act.

In order to comply with the laws, rules, regulations and executive orders in effect from time to time applicable to banking institutions, including, without limitation, those relating to the funding of terrorist activities and money laundering, including Section 326 of the USA PATRIOT Act of the United States (“Applicable Law”), the Trustee and Agents are required to obtain, verify, record and update certain information relating to individuals and entities which maintain a business relationship with the Trustee and Agents. Accordingly, each of the parties agree to provide to the Trustee and Agents, upon their request from time to time such identifying information and documentation as may be available for such party in order to enable the Trustee and Agents to comply with Applicable Law.

Section 13.17 Electronic Signatures.

Facsimile, documents executed, scanned and transmitted electronically and electronic signatures, including those created or transmitted through a software platform or application, shall be deemed original signatures for purposes of this Indenture and all other related documents and all matters and agreements related thereto, with such facsimile, scanned and electronic signatures having the same legal effect as original signatures. The parties agree that this Indenture or any other related document or any instrument, agreement or document necessary for the consummation of the transactions contemplated by this Indenture or other related documents or related hereto or thereto (including, without limitation, addendums, amendments, notices, instructions, communications with respect to the delivery of securities or the wire transfer of funds or other communications) (“Executed Documentation”) may be accepted, executed or agreed to through the use of an electronic signature in accordance with applicable laws, rules and regulations in effect from time to time applicable to the effectiveness and enforceability of electronic signatures. Any Executed Documentation accepted, executed or agreed to in conformity with such laws, rules and regulations will be binding on all parties hereto to the same extent as if it were physically executed and each party hereby consents to the use of any third party electronic signature capture service providers as may be reasonably chosen by a signatory hereto or thereto.

All notices, approvals, consents, requests and any communications hereunder must be in writing (provided that any such communication sent to the Trustee hereunder must be in the form of a document that is signed manually or by way of a digital signature provided by DocuSign or other electronic signature provider that the Issuer plans to use (or such other digital signature provider as specified in writing to the Trustee by the authorized representative), in English. The Issuer agrees to assume all risks arising out of the use of using digital signatures and electronic methods to submit communications to the Trustee, including without limitation the risk of the Trustee acting on unauthorized instructions, and the risk of interception and misuse by third parties.

IN WITNESS HEREOF, the parties have caused this Indenture to be duly executed as of the date first written above.

CAZOO GROUP LTD, as Issuer

By:	/s/ Paul Woolf
	Name:	Paul Woolf
	Title:	Chief Financial Officer

CAZOO HOLDINGS LIMITED, as Issue Date Guarantor

By:	/s/ Paul Woolf
	Name:	Paul Woolf
	Title:	Director

CAZOO LTD, as Issue Date Guarantor

By:	/s/ Paul Woolf
	Name:	Paul Woolf
	Title:	Director

CAZOO PROPERTIES LIMITED, as Issue Date Guarantor

By:	/s/ Paul Woolf
	Name:	Paul Woolf
	Title:	Director

[Signature Page to the Indenture]

IMPERIAL CAR SUPERMARKETS LIMITED, as Issue Date Guarantor

By:	/s/ Paul Woolf
	Name:	Paul Woolf
	Title:	Director

IMPERIAL CARS OF SWANWICK LIMITED, as Issue Date Guarantor

By:	/s/ Paul Woolf
	Name:	Paul Woolf
	Title:	Director

CAZOO SUBSCRIPTION SERVICES LIMITED, as Issue Date Guarantor

By:	/s/ Paul Woolf
	Name:	Paul Woolf
	Title:	Director

CAZOO WHOLESALE SERVICES LIMITED, as Issue Date Guarantor

By:	/s/ Paul Whitehead
	Name:	Paul Whitehead
	Title:	Director

[Signature Page to the Indenture]

PROJECT CHICAGO NEWCO LIMITED, as Issue Date Guarantor

By:	/s/ Paul Whitehead
	Name:	Paul Whitehead
	Title:	Director

ARCTOS HOLDINGS LIMITED, as Issue Date Guarantor

By:	/s/ Paul Whitehead
	Name:	Paul Whitehead
	Title:	Director

MOORGATE HOUSE (NEWCO) LIMITED, as Issue Date Guarantor

By:	/s/ Paul Whitehead
	Name:	Paul Whitehead
	Title:	Director

GBJ DEVELOPMENTS LIMITED, as Issue Date Guarantor

By:	/s/ Paul Whitehead
	Name:	Paul Whitehead
	Title:	Director

CD AUCTION GROUP LIMITED, as Issue Date Guarantor

By:	/s/ Paul Whitehead
	Name:	Paul Whitehead
	Title:	Director

[Signature Page to the Indenture]

CAZOO SUPPORT SERVICES LIMITED, as Issue Date Guarantor

By:	/s/ Paul Whitehead
	Name:	Paul Whitehead
	Title:	Director

ENSCO 1109 LIMITED, as Issue Date Guarantor

By:	/s/ Paul Whitehead
	Name:	Paul Whitehead
	Title:	Director

SMH FLEET SOLUTIONS LIMITED, as Issue Date Guarantor

By:	/s/ Paul Whitehead
	Name:	Paul Whitehead
	Title:	Director

VANS 365 LIMITED, as Issue Date Guarantor

By:	/s/ Paul Whitehead
	Name:	Paul Whitehead
	Title:	Director

[Signature Page to the Indenture]

U.S. BANK TRUST COMPANY, NATIONAL ASSOCIATION, as Trustee

By:	/s/ Brandon Bonfig
	Name:	Brandon Bonfig
	Title:	Vice President

[Signature Page to the Indenture]

U.S. BANK TRUST COMPANY, NATIONAL ASSOCIATION, as Registrar, Paying Agent and Transfer Agent

By:	/s/ Brandon Bonfig
	Name:	Brandon Bonfig
	Title:	Vice President

[Signature Page to the Indenture]

GLAS TRUST CORPORATION LIMITED, as Security Agent

By:	/s/ Grace Wang
	Name:	Grace Wang
	Title:	Senior Transaction Manager

[Signature Page to the Indenture]

Exhibit A

[Face of Note]

[Rule 144A / IAI / Regulation S]

CUSIP: ____________

ISIN: _____________

4%/2% Cash/Payment-in-Kind Toggle Senior Secured Notes due 2027

No. ____	US$____________

CAZOO GROUP LTD

promises to pay to _______________________ or registered assigns,

the principal sum of __________________________________________________________ U.S. DOLLARS or such greater or lesser amount as indicated in the schedule of Exchanges of Interests in the Global Note on February 16, 2027.

Interest Payment Dates: May 15 and November 15 commencing on May 15, 2024.

Record Dates: May 1 and November 1 immediately preceding the relevant Interest Payment Date.

Dated: _______________

Exhibit A

IN WITNESS WHEREOF, the Issuer has caused this Note to be signed manually, electronically or by facsimile by the duly authorized officer referred to below.

CAZOO GROUP LTD

By:
Name:
Title:

Exhibit A

This is one of the Notes referred to in the within-mentioned Indenture:

U.S. BANK TRUST COMPANY, NATIONAL ASSOCIATION, as trustee

By:
Name :
Title:

Exhibit A

[Back of Note]

4%/2% Cash/Payment-in-Kind Toggle Senior Secured Notes due 2027

[Insert the Global Note Legend, if applicable pursuant to the provisions of the Indenture]

[Insert the Private Placement Legend, if applicable pursuant to the provisions of the Indenture]

Capitalized terms used herein have the meanings assigned to them in the Indenture referred to below unless otherwise indicated.

1. Interest. Cazoo Group Ltd, an exempted company with limited liability incorporated under the laws of the Cayman Islands (the “Issuer”), promises to pay or cause to be paid interest on the principal amount of this Note at 6.000% per annum, of which a minimum of 4.000% shall be payable in cash and up to 2.000% per annum shall be with respect to any PIK Interest (as defined below) that the Issuer may, at its option, elect to pay in cash or via the issuance of PIK Notes (as defined below), from and including the Issue Date to but excluding the maturity date of the Notes. The Issuer will pay interest semi-annually in arrears on May 15 and November 15 of each year, or if any such day is not a Business Day, on the next succeeding Business Day (each, an “Interest Payment Date”). Interest on the Notes will accrue from the most recent date to which interest has been paid or, if no interest has been paid, from December 6, 2023; provided that if there is no existing Default in the payment of interest, and if this Note is authenticated between a record date referred to on the face hereof and the next succeeding Interest Payment Date, interest shall accrue from such next succeeding Interest Payment Date; provided, further, that the first Interest Payment Date shall be May 15, 2024. Interest will be computed on the basis of a 360-day year comprised of twelve 30-day months on the aggregate nominal amount outstanding.

If interest is to be calculated for a period of less than one year (a “Calculation Period”) it shall be calculated on the basis of the Day Count Fraction. “Day Count Fraction” means with regard to the calculation of interest on any Note for any Calculation Period the number of days in the Calculation Period divided by 360, the number of days to be calculated on the basis of a year of 360 days with twelve 30-day months on the aggregate nominal amount outstanding.

The Issuer shall pay interest, Cash Interest (as defined below) and PIK Interest (as defined below), as applicable (including post-petition interest in any proceeding under any Bankruptcy Law), on overdue principal at a rate that is 1% higher than the then applicable interest rate on the Notes to the extent lawful; it will pay interest (including post-petition interest in any proceeding under any Bankruptcy Law) on overdue installments of interest, if any (without regard to any applicable grace period), at the same rate to the extent lawful.

The Issuer is entitled, without the consent of the holders of the Notes, to pay Interest by issuing additional Notes having the same terms and conditions as the Notes (“PIK Notes”). For any interest period, interest at a rate of up to 2.000% per annum in respect of the then outstanding principal amount of the Notes may be paid through the issuance of PIK Notes either by increasing the principal amount of the outstanding Global Notes (or by issuing a new Global Note of an increased principal amount) or by issuing PIK Notes in a principal amount equal to such interest (in each case, “PIK Interest”). Unless previously redeemed or repaid, all PIK Notes will mature on the maturity date of the Notes.

Unless so elected by the Issuer, in respect of each interest period, interest payable on the Notes will be paid entirely in cash at the rate of 6.000% per annum; provided that (i) interest in respect of the first interest period from (and including) the Issue Date to May 15, 2024 shall be paid at a rate of 4.000% per annum in cash (“Cash Interest”) and 2.000% per annum in PIK Interest and (ii) interest in respect of the last interest period from (and including) November 15, 2026 to the maturity date of the Notes shall be paid at a rate of 6.000% per annum entirely in cash. In respect of any interest period after the first interest period (but excluding the last interest period), the Issuer shall deliver a notice (the “Interest Determination Notice”) to the Trustee and the Paying Agent no later than the date that is five Business Days prior to the commencement of any interest period after the first interest period (but excluding the last interest period), which notice shall state the rate of the outstanding principal amount of Notes with respect to which such interest shall be paid in the form of Cash Interest (provided that such rate shall not be less than 4.000% per annum in respect of the then outstanding principal amount of the Notes) (the “Cash Interest Rate”), the corresponding amount of such Cash Interest, the rate of the outstanding principal amount of Notes up to 2.000% per annum with respect to which interest shall be paid in the form of PIK Interest (the “PIK Interest Rate”) and the corresponding amount of such PIK Interest. If the Issuer does not deliver an Interest Determination Notice to the Trustee and the Paying Agent with respect to any interest period within this timeline or at all, then the applicable interest with respect to such interest period shall be deemed to be the Cash Interest Rate and the PIK Interest Rate set out in the Interest Determination Notice last delivered to the Trustee and the Paying Agent.

Exhibit A

2. Method of Payment. The Issuer will pay interest on the Notes (except defaulted interest) to the Persons who are registered Holders of Notes on May 1 and November 1 immediately preceding the next Interest Payment Date, even if such Notes are cancelled after such record date and on or before such Interest Payment Date, except as provided in Section 2.12 of the Indenture with respect to defaulted interest. The Notes will be payable as to principal, premium, if any, Cash Interest and Additional Amounts, if any, through the Paying Agent as provided in the Indenture; provided that payment by wire transfer of immediately available funds will be required with respect to principal of and interest, premium and Additional Amounts, if any, on, all Global Notes and all other Notes the Holders of which will have provided wire transfer instructions to the Issuer or the Paying Agent. Such payment shall be made in US$. PIK Interest will be payable with respect to Definitive Registered Notes by the Issuer issuing and delivering to the Trustee and Paying Agent such additional Notes in the relevant amount as Definitive Registered Notes and a written order to the Trustee to authenticate and deliver such Note.

3. Paying Agent, Registrar and Transfer Agent. Initially, U.S. Bank Trust Company, National Association, will act as Paying Agent, Transfer Agent and as Registrar. Upon notice to the Trustee, the Issuer may change any Paying Agent, Registrar or Transfer Agent.

4. Indenture. The Issuer issued the Notes under an Indenture dated as of December 6, 2023 (as amended, restated, supplemented or otherwise modified from time to time, the “Indenture”) among the Issuer, the Issue Date Guarantors, U.S. Bank Trust Company, National Association, as trustee, transfer agent, paying agent and registrar, and GLAS Trust Corporation Limited, as security agent. The Notes are subject to all such terms, and Holders are referred to the Indenture for a statement of such terms. To the extent any provision of this Note conflicts with the express provisions of the Indenture, the provisions of the Indenture shall govern and be controlling.

5. Optional Redemption.

(a)	At any time prior to November 15, 2025, the Issuer may on any one or more occasions redeem up to 40% of the original principal amount of the Notes (including the original principal amount of any Additional Notes and PIK Notes) with the Net Cash Proceeds of one or more Equity Offerings at a redemption price of 106.000% of the principal amount thereof, plus accrued and unpaid interest and Additional Amounts, if any, to but excluding the applicable redemption date (subject to the right of applicable Holders of record on the relevant record date to receive interest due on the relevant interest payment date in respect thereof); provided, however, that:

(1)	at least 60% of the original principal amount of the Notes (including the original principal amount of any Additional Notes) remains outstanding after each such redemption; and

(2)	the redemption occurs within 90 days after the closing of such Equity Offering upon not less than 10 nor more than 60 days’ prior notice to the Holders and the Trustee.

(b)	At any time prior to November 15, 2025, the Issuer may on any one or more occasions redeem all or a part of the Notes upon not less than 10 nor more than 60 days’ prior written notice to the Holders and the Trustee, at a redemption price equal to 100.000% of the aggregate principal amount of the Notes redeemed, plus the Applicable Premium and accrued and unpaid interest (including PIK Interest, if any) and Additional Amounts, if any, to but excluding the applicable redemption date (subject to the right of applicable Holders of record on the relevant record date to receive interest due on the relevant interest payment date in respect thereof).

Exhibit A

(c)	At any time on or after November 15, 2025, the Issuer may on any one or more occasions redeem all or a part of the Notes, upon not less than 10 nor more than 60 days’ prior written notice to the Holders and the Trustee, at the redemption prices (expressed as a percentage of principal amount) set forth below, plus accrued and unpaid interest (including PIK Interest, if any) and Additional Amounts, if any, to but excluding the applicable redemption date, if redeemed during the twelve-month period beginning on November 15 of the years indicated below (subject to the right of applicable Holders of record on the relevant record date to receive interest due on the relevant interest payment date in respect thereof):

Year	Redemption Price
2025	104.000%
2026	102.000%

(d)	Unless the Issuer defaults in the payment of the redemption price, interest will cease to accrue on the Notes or portions thereof called for redemption on the applicable redemption date. If the due date for any redemption payment in respect of a Note is not a Business Day, payment shall be made on the next succeeding day that is a Business Day and no interest shall accrue for the intervening period.

(e)	In connection with any tender for, or other offer to purchase, any Notes, if Holders of not less than 90% of the aggregate principal amount of the then outstanding Notes of such series validly tender and do not validly withdraw such Notes in such tender offer and the Issuer, or any third party making such tender offer in lieu of the Issuer, purchases all of the Notes validly tendered and not validly withdrawn by such Holders, all of the Holders of Notes of such series shall be deemed to have consented to such tender offer or other offer and, accordingly, the Issuer or such third party will have the right, upon not less than 10 and not more than 60 days’ prior written notice to the Holders and the Trustee following such purchase date, to redeem all Notes of such series that remain outstanding following such purchase at a price equal to the price (excluding any early tender premium or similar payment) paid to each other Holder of Notes in such tender offer or other offer, plus, to the extent not included in the tender offer payment, accrued and unpaid interest (including PIK Interest, if any) thereon, to, but excluding, the date of such redemption. In determining whether the Holders of at least 90% of the aggregate principal amount of the outstanding Notes have validly tendered and not withdrawn their Notes in a tender for or other offer to purchase any Notes, Notes owned by an Affiliate of the Issuer or by funds controlled or managed by any Affiliate of the Issuer shall be deemed to be outstanding for the purposes of such tender offer or other offer, as applicable.

(f)	Any redemption pursuant to this paragraph (5) shall be made pursuant to the provisions of Sections 3.01 through 3.06 of the Indenture.

(g)	The Issuer may acquire Notes by means other than a redemption, whether by tender offer, open market purchase, negotiated transactions or otherwise, in accordance with applicable laws, as long as such transaction does not otherwise violate the Indenture.

Exhibit A

(h)	Except as otherwise required in the Indenture, the Issuer may elect to redeem or repurchase one or more series of Notes or a portion of a series of Notes without redeeming any other series of Notes.

6. Redemption for Changes in Taxes.

(a)	If (i) any Payor becomes obligated to pay Additional Amounts on any Notes as set forth under Section 4.20 of the Indenture, (ii) such obligation cannot be avoided by the taking of reasonable measures available to the Payor (including for the avoidance of doubt the appointment of a new Paying Agent where this would be reasonable) and (iii) the requirement arises as a result of:

(1)	any change in or amendment to, the laws or treaties (or any regulations, or rulings promulgated thereunder) of the Relevant Tax Jurisdiction, affecting taxation, which change or amendment has not been publicly announced as formally proposed before, and which becomes effective on or after, the Issue Date or, if a Relevant Tax Jurisdiction has changed since the Issue Date, the date on which such Relevant Tax Jurisdiction became an applicable Relevant Tax Jurisdiction pursuant to the Indenture (the “Relevant Tax Jurisdiction Date”); or

(2)	any change in, or amendment to, the existing published official position regarding the application, administration or interpretation of such laws, treaties, regulations or rulings (including a holding, judgment or order by a court of competent jurisdiction or a change in published practice), which change, amendment, application or interpretation has not been publicly announced as formally proposed before, and becomes effective on or after, the Relevant Tax Jurisdiction Date (each of the foregoing clauses (1) and (2), a “Change in Tax Law”), such Notes may be redeemed, in whole but not in part, at the option of the Issuer, upon the Issuer providing not less than 10 days’ nor more than 60 days’ prior written notice to the Holders and the Trustee, at a redemption price equal to 100% of the outstanding principal amount thereof together with accrued and unpaid interest, if any, to but excluding the date fixed for redemption (a “Tax Redemption Date”) and Additional Amounts, if any, then due and that will become due on the Tax Redemption Date as a result of the redemption or otherwise (subject to the right of applicable Holders of record on the relevant record date to receive interest due on the relevant interest payment date and Additional Amounts, if any, in respect thereof).

No notice of redemption pursuant to this provision may be given (i) earlier than 60 days prior to the earliest date on which the Payor would be obligated to pay such Additional Amounts were a payment in respect of any Notes then due, or (ii) if at the time such notice is given, such obligation to pay (at the time of the related payment) such Additional Amounts does not remain in effect.

Prior to giving any notice of redemption pursuant to this provision, the Issuer shall deliver to the Trustee (i) an Officer’s Certificate stating that the Issuer is entitled to effect such redemption and setting forth a statement of facts showing that the conditions precedent to the right of the Issuer so to redeem have occurred and (ii) an Opinion of Counsel qualified under the laws of the Relevant Tax Jurisdiction to the effect that the Payor has been or will become obligated to pay Additional Amounts on the Notes as a result of a Change in Tax Law. The Trustee shall be entitled to accept such Officer’s Certificate and Opinion of Counsel as sufficient evidence of the satisfaction of such conditions precedent, in which event it shall be conclusive and binding on the applicable Holders.

The foregoing provisions will apply mutatis mutandis to any jurisdiction in which any successor to a Payor is incorporated or organized or any political subdivision or taxing authority or agency thereof or therein.

7. Mandatory Redemption. The Issuer is not required to make mandatory redemption or sinking fund payments with respect to the Notes.

Exhibit A

8. Repurchase at the Option of Holder.

(a)       If a Change of Control occurs, each Holder shall have the right to require the Issuer to repurchase all or any part (equal to US$1,000 or an integral multiple of US$1 in excess thereof) of such Holder’s Notes at a purchase price equal to 101% of the principal amount, plus accrued and unpaid interest and Additional Amounts, if any, to but excluding the applicable purchase date (the “Change of Control Purchase Price”), subject to the rights of Holders of Notes on the relevant record date to receive interest due on the relevant interest payment date No later than 30 days following any Change of Control, the Issuer shall give written notice in accordance with Sections 3.03, 4.14 and 13.01 of the Indenture.

9. Notice of Redemption. Except as otherwise provided in the Indenture, at least 10 days but not more than 60 days before a redemption date, the Issuer will mail or cause to be mailed, by first-class mail, postage prepaid, a written notice of redemption to each Holder whose Notes are to be redeemed at its registered address with a copy to the Trustee and the Paying Agent. For Notes which are represented by Global Notes, notices may be given by delivery of the relevant notices to DTC (as applicable) for communication to entitled account holders in substitution for the aforesaid mailing. So long as any Notes are listed on the Official List of the Exchange and the rules of the Authority so require, the Issuer shall publish notice of redemption in accordance with the prevailing rules of the Authority.

10. Denominations, Transfer, Exchange. The Global Notes are in registered form without coupons attached in denominations of US$1,000 and integral multiples of US$1 in excess thereof. The transfer of Notes may be registered and Notes may be exchanged as provided in the Indenture.

11. Persons Deemed Owners. The registered Holder of a Note may be treated as the owner of it for all purposes.

12. Amendment, Supplement and Waiver. The provisions governing amendment, supplement and waiver are set forth in Article 9 of the Indenture.

13. Defaults and Remedies. Events of Default and remedies are set forth in Article 6 of the Indenture.

14. Authentication. This Note will not be valid until authenticated by the manual signature of the authorized signatory of the Trustee or an authenticating agent.

15. Abbreviations. Customary abbreviations may be used in the name of a Holder or an assignee, such as: TEN COM (= tenants in common), TEN ENT (= tenants by the entireties), JT TEN (= joint tenants with right of survivorship and not as tenants in common), CUST (= Custodian), and U/G/M/A (= Uniform Gifts to Minors Act).

16. CUSIP and ISIN Numbers. The Issuer in issuing the Notes may use CUSIP and ISIN numbers (if then generally in use) and, if so, the Trustee shall use such CUSIP and ISIN numbers in notices of redemption as a convenience to Holders. No representation is made as to the accuracy of any such numbers either as printed on the Notes or as contained in any notice of redemption and reliance may be placed only on the other identification numbers placed thereon.

17. GOVERNING LAW. THE LAW OF THE STATE OF NEW YORK WILL GOVERN AND BE USED TO CONSTRUE THE INDENTURE, THIS NOTE AND THE NOTE GUARANTEES WITHOUT GIVING EFFECT TO APPLICABLE PRINCIPLES OF CONFLICTS OF LAW TO THE EXTENT THAT THE APPLICATION OF THE LAWS OF ANOTHER JURISDICTION WOULD BE REQUIRED THEREBY.

Copies of the Indenture, the Notes and any Intercreditor Agreement will be available at the specified office of the Issuer.

Exhibit A

Assignment Form

To assign this Note, fill in the form below:

(I) or (we) assign and transfer this Note to:
(Insert assignee’s legal name)

(Insert assignee’s soc. sec. or tax I.D. no.)

(Print or type assignee’s name, address and zip code)

and irrevocably appoint
to transfer this Note on the books of the Issuer. The agent may substitute another to act for him.

Date:

Your Signature:

(Sign exactly as your name appears on the face of this Note)

Signature Guarantee*:

*	Participant in a recognized Signature Guarantee Medallion Program (or other signature guarantor acceptable to the Trustee).

Exhibit A

Option of Holder to Elect Purchase*

If you want to elect to have this Note purchased by the Issuer pursuant to Section 4.10 or 4.14 of the Indenture, check the appropriate box below

☐ Section 4.10         ☐ Section 4.14

If you want to elect to have only part of this Note purchased by the Issuer pursuant to Section 4.10 or Section 4.14 of the Indenture, state the amount you elect to have purchased (in denominations of US$1,000 or integral multiples of US$1 in excess thereof)]):

US$ __________________

Date: _______________

Your Signature:

(Sign exactly as your name appears on the face of this Note)

Tax Identification No.:

Signature Guarantee*: _________________________

*	Participant in a recognized Signature Guarantee Medallion Program (or other signature guarantor acceptable to the Trustee).

Exhibit A

Schedule of Exchanges of Interests in the Global Note*

The following exchanges of a part of this Global Note for an interest in another Global Note or for a Definitive Registered Note, or exchanges of a part of another Global Note or Definitive Registered Note for an interest in this Global Note, have been made:

Date of Exchange	Amount of decrease in Principal Amount of this Global Note	Amount of increase in Principal Amount of this Global Note	Principal Amount of this Global Note following such decrease (or increase)	Signature of authorized officer of Paying Agent or Trustee

*	This schedule should be included only if the Note is issued in global form.

Exhibit B

FORM OF CERTIFICATE OF TRANSFER

Cazoo Group Ltd

40 Churchway

London, NW1 1LW

United Kingdom

[Trustee/Registrar address block]

Re:	4%/2% Cash/Payment-in-Kind Toggle Senior Secured Notes due 2027 of Cazoo Group Ltd

Reference is hereby made to the Indenture, dated as of December 6, 2023 (as amended, restated, supplemented or otherwise modified from time to time, the “Indenture”), between, among others, Cazoo Group Ltd (the “Issuer”), U.S. Bank Trust Company, National Association as trustee (the “Trustee”), paying agent, transfer agent and registrar, and GLAS Trust Corporation Limited as security agent (the “Security Agent”). Capitalized terms used but not defined herein shall have the meanings given to them in the Indenture.

___________________ (the “Transferor”) owns and proposes to transfer the Note[s] or interest in such Note[s] specified in Annex A hereto, in the principal amount of US$___________ in such Note[s] or interests (the “Transfer”), to ___________________________ (the “Transferee”), as further specified in Annex A hereto. In connection with the Transfer, the Transferor hereby certifies that:

[CHECK ALL THAT APPLY]

1. ☐ Check if Transferee will take delivery of a Book-Entry Interest in a 144A Global Note or a Definitive Registered Note pursuant to Rule 144A. The Transfer is being effected pursuant to and in accordance with Rule 144A under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”), and, accordingly, the Transferor hereby further certifies that the beneficial interest or the Book-Entry Interest or Definitive Registered Note is being transferred to a Person that the Transferor reasonably believed and believes is purchasing the beneficial interest or the Book-Entry Interest or Definitive Registered Note for its own account, or for one or more accounts with respect to which such Person exercises sole investment discretion, and such Person and each such account is a “qualified institutional buyer” within the meaning of Rule 144A under the U.S. Securities Act to whom notice has been given that the transfer is being made in reliance on a transaction meeting the requirements of Rule 144A under the U.S. Securities Act and such Transfer is in compliance with any applicable blue sky securities laws of any state of the United States. Upon consummation of the proposed Transfer in accordance with the terms of the Indenture, the transferred beneficial interest or the Book-Entry Interest or Definitive Registered Note will be subject to the restrictions on transfer enumerated in the Private Placement Legend printed on the 144A Global Note and/or the Definitive Registered Note and in the Indenture and the U.S. Securities Act.

2. ☐ Check if Transferee will take delivery of a Book-Entry Interest in a Regulation S Global Note or a Definitive Registered Note pursuant to Regulation S. The Transfer is being effected pursuant to and in accordance with Rule 903 or Rule 904 under the U.S. Securities Act and, accordingly, the Transferor hereby further certifies that (i) the Transfer is not being made to a person in the United States and (x) at the time the buy order was originated, the Transferee was a “non-US person” (as defined in Regulation S)of the U.S. Securities Act) outside the United States or such Transferor and any Person acting on its behalf reasonably believed and believes that the Transferee was a non-US person outside the United States or (y) the transaction was executed in, on or through the facilities of a designated offshore securities market, (ii) such Transferor does not know that the transaction was prearranged with a buyer in the United States, (iii) no directed selling efforts have been made in connection with the Transfer in contravention of the requirements of Rule 903(b) or Rule 904(b) of Regulation S under the U.S. Securities Act and (iv) the transaction is not part of a plan or scheme to evade the registration requirements of the U.S. Securities Act. Upon consummation of the proposed transfer in accordance with the terms of the Indenture, the transferred Book-Entry Interest or Definitive Registered Note will be subject to the restrictions on Transfer enumerated in the Private Placement Legend printed on the Regulation S Global Note and/or the Definitive Registered Note and in the Indenture and the U.S. Securities Act.

3. ☐ Check if Transferee will take delivery of a Book-Entry Interest in the IAI Global Note or a Restricted Definitive Registered Note pursuant to Rule 506. The Transfer is being effected pursuant to and in accordance with Rule 506 under Regulation D of the Securities Act, Section 4(a)(2) under the Securities Act or another exemption under the Securities Act, and, accordingly, the Transferor hereby further certifies that the beneficial interest or the Book-Entry Interest or Definitive Registered Note is being transferred to a Person that the Transferor or any person acting on its behalf reasonably believed and believes is purchasing the beneficial interest or the Book-Entry Interest or Definitive Registered Note for its own account, or for one or more accounts with respect to which such Person exercises sole investment discretion, and such Person and each such account is an institutional “accredited investor” (“IAI”) within the meaning of Rule 501(a)(1), (2), (3), (7), (8), (9), (12) or (13) under the Securities Act in a transaction meeting the requirements of Rule 506 or such other applicable exemption and such Transfer is in compliance with any applicable blue sky securities laws of any state or territory of the United States. Upon consummation of the proposed Transfer in accordance with the terms of the Indenture, the transferred beneficial interest or the Book-Entry Interest or Definitive Registered Note will be subject to the restrictions on transfer enumerated in the Private Placement Legend printed on the IAI Global Note and/or the Definitive Registered Note and in the Indenture and the Securities Act.

4. ☐ Check and complete if Transferee will take delivery of a Book-Entry Interest in a Global Note or a Definitive Registered Note pursuant to any provision of the U.S. Securities Act other than Rule 144A or Regulation S. The Transfer is being effected in compliance with the transfer restrictions applicable to Book-Entry Interests in Global Notes and Definitive Registered Notes and pursuant to and in accordance with the U.S. Securities Act and any applicable blue sky securities laws of any state of the United States.

This certificate and the statements contained herein are made for your benefit and the benefit of the Issuer.

[Insert Name of Transferor]

By:
Name:
Title:

Dated:

ANNEX A TO CERTIFICATE OF TRANSFER

1.	The Transferor owns and proposes to transfer the following:

[CHECK ONE OF (a) OR (b)]

(a)	☐ Book-Entry Interest in the:

(i)	☐ 144A Global Note (ISIN _________), or

(ii)	☐ IAI Global Note (ISIN _________), or

(iii)	☐ Regulation S Global Note (ISIN _________).

2.	After the Transfer the Transferee will hold:

[CHECK ONE]

(a)	☐ a Book-Entry Interest in the:

(i)	☐ 144A Global Note (ISIN _________), or

(ii)	☐ IAI Global Note (ISIN _________), or

(iii)	☐ Regulation S Global Note (ISIN _________).

in accordance with the terms of the Indenture.

EXHIBIT C

FORM OF CERTIFICATE OF EXCHANGE

Cazoo Group Ltd

40 Churchway

London, NW1 1LW

United Kingdom

U.S. Bank Trust Company, National Association

West Side Flats St. Paul

60 Livingston Avenue

St. Paul, MN 55107

Attn: Global Corporate Trust

Email: brandon.bonfig@usbank.com]

Re:	4%/2% Cash/Payment-in-Kind Toggle Senior Secured Notes due 2027 of Cazoo Group Ltd

(CUSIP: ___________; ISIN:___________; )

Reference is hereby made to the Indenture, dated as of December 6, 2023 (as amended, restated, supplemented or otherwise modified from time to time, the “Indenture”), between, among others, Cazoo Group Ltd (the “Issuer”), U.S. Bank Trust Company, National Association as trustee (the “Trustee”), paying agent, transfer agent and registrar, and GLAS Trust Corporation Limited, as security agent (the “Security Agent”). Capitalized terms used but not defined herein shall have the meanings given to them in the Indenture.

__________________________, (the “Owner”) owns and proposes to exchange the Note[s] or interest in such Note[s] specified herein, in the principal amount of US$____________ in such Note[s] or interests (the “Exchange”). In connection with the Exchange, the Owner hereby certifies that:

1. ☐ Check if Exchange is from Book-Entry Interest in a Global Note for Definitive Registered Notes. In connection with the Exchange of the Owner’s Book-Entry Interest in a Global Note for Definitive Registered Notes in an equal amount, the Owner hereby certifies that such Definitive Registered Notes are being acquired for the Owner’s own account without transfer. The Definitive Registered Notes issued pursuant to the Exchange will bear the Private Placement Legend and will be subject to restrictions on transfer enumerated in the Indenture and the U.S. Securities Act.

2. ☐ Check if Exchange is from Definitive Registered Notes for Book-Entry Interest in a Global Note. In connection with the Exchange of the Owner’s Definitive Registered Notes for Book-Entry Interest in a Global Note in an equal amount, the Owner hereby certifies that such Book-Entry Interest in a Global Note are being acquired for the Owner’s own account without transfer. The Book-Entry Interests transferred in exchange will be subject to restrictions on transfer enumerated in the Indenture and the U.S. Securities Act.

If you are exchanging a Book-Entry Interest in a Global Note, unless you checked line 2 above, you will receive Definitive Registered Notes that bear the same legends as those applicable to the Global Notes in which you hold your Book-Entry Interests that are being exchanged. If you are exchanging IAI Definitive Registered Notes or Rule 144A Definitive Registered Notes, unless you checked line 2 above, you will receive a Book-Entry Interest in the IAI Global Note or the Rule 144A Global Note, as applicable.

This certificate and the statements contained herein are made for your benefit and the benefit of the Issuer.

[Insert Name of Transferor]

By:
Name:
Title:

Dated:

C-1

ANNEX A TO CERTIFICATE OF EXCHANGE

1. The Owner owns and proposes to exchange the following:

[CHECK ONE OF (a) OR (b)]

(a) ☐ a Book-Entry Interest held through DTC Account No. __________ in the:

(i) ☐ 144A Global Note (ISIN __________), or

(ii) ☐ IAI Global Note (ISIN __________), or

(iii) ☐ Regulation S Global Note (ISIN __________), or

(b) ☐ a Definitive Registered Note.

2. After the Exchange the Owner will hold:

[CHECK ONE]

(a) ☐ a Book-Entry Interest held through DTC Account No. __________ in the:

(i) ☐ 144A Global Note (ISIN __________), or

(ii) ☐ IAI Global Note (ISIN __________), or

(iii) ☐ Regulation S Global Note (ISIN __________), or

(b) ☐ a Definitive Registered Note.

in accordance with the terms of the Indenture.

C-2

EXHIBIT D

FORM OF SUPPLEMENTAL INDENTURE
TO BE DELIVERED BY SUBSEQUENT GUARANTORS

Supplemental Indenture (this “Supplemental Indenture”), dated as of ________________, among __________________, a company organized and existing under the laws of ___________________ (the “Subsequent Guarantor”), a subsidiary of Cazoo Group Ltd (or its permitted successor), an exempted company with limited liability incorporated under the laws of the Cayman Islands (the “Issuer”), U.S. Bank Trust Company, National Association, as trustee, transfer agent, paying agent and registrar, and GLAS Trust Corporation Limited, as security agent.

W I T N E S S E T H

WHEREAS, the Issuer has heretofore executed and delivered to the Trustee an indenture (as amended, restated, supplemented or otherwise modified from time to time, the “Indenture”), dated as of December 6, 2023, providing for the issuance of the Issuer’s 4%/2% Cash/Payment-in-Kind Toggle Senior Secured Notes due 2027 (the “Notes”);

WHEREAS, the Indenture provides that under certain circumstances the Subsequent Guarantor shall execute and deliver to the Trustee a supplemental indenture pursuant to which the Subsequent Guarantor shall unconditionally guarantee all of the Issuer’s Obligations under the Notes and the Indenture on the terms and conditions set forth herein (the “Guarantee”); and

WHEREAS, pursuant to Section 9.01 of the Indenture, the Issuer and the Trustee are authorized to execute and deliver this Supplemental Indenture.

NOW, THEREFORE, in consideration of the foregoing and for other good and valuable consideration, the receipt of which is hereby acknowledged, the Subsequent Guarantor and the Trustee mutually covenant and agree for the equal and ratable benefit of the Holders of the Notes as follows:

1. Capitalized Terms. Capitalized terms used herein without definition shall have the meanings assigned to them in the Indenture.

2. Agreement to Guarantee. The Subsequent Guarantor hereby agrees to provide an unconditional Guarantee on the terms and subject to the conditions set forth in the Note Guarantee and in the Indenture including but not limited to Article 11 thereof.

3. Guarantee Limitations. Notwithstanding anything to the contrary in this Supplemental Indenture and the Indenture, the obligations of the Subsequent Guarantor and the rights of the Trustee, the Holders and the Security Agent under this Supplemental Indenture and the Indenture are subject to the following limitations:

[Relevant limitations imposed by local law to be inserted, if and as applicable.]

4. Execution and Delivery.

(a) To evidence its Guarantee, the Subsequent Guarantor hereby agrees that this Supplemental Indenture shall be executed on behalf of the Subsequent Guarantor by one or more of its Directors or Officers.

(b) The Subsequent Guarantor hereby agrees that its Guarantee shall remain in full force and effect notwithstanding any failure to endorse on each Note a notation of such Guarantee.

(c) The execution of this Supplemental Indenture shall constitute due delivery of the Note Guarantee set forth in this Supplemental Indenture on behalf of the Subsequent Guarantor.

5. No Recourse Against Others. No past, present or future director, officer, employee, incorporator, stockholder or agent of any Subsequent Guarantor, as such, shall have any liability for any obligations of the Issuer or any Subsequent Guarantor under the Notes, the Indenture, the Note Guarantees or this Supplemental Indenture or for any claim based on, in respect of, or by reason of, such obligations or their creation. Each Holder by accepting a Note waives and releases all such liability. The waiver and release are part of the consideration for issuance of the Notes.

6. Agent for Service; Submission to Jurisdiction; Waiver of Immunities. Each of the parties hereto irrevocably submits to the non exclusive jurisdiction of any U.S. federal or New York state court in the Borough of Manhattan in the City, County and State of New York, United States of America, in any legal suit, action or proceeding based on or arising under this Indenture, the Notes and the Note Guarantees or the transactions contemplated hereby, and any action arising under U.S. federal or state securities laws and agrees that all claims in respect of such suit or proceeding may be determined in any such court. Each of the parties hereto irrevocably waive the defense of an inconvenient forum or objections to personal jurisdiction with respect to the maintenance of such legal suit, action or proceeding. The Subsequent Guarantor has appointed [Relevant process agent and address to be inserted] (the “Authorized Agent”) as its authorized agent upon whom process may be served in any such suit, action or proceeding arising out of or based upon this Supplemental Indenture, the Indenture, the Notes or the transactions contemplated hereby or thereby, and any action brought under U.S. federal or state securities laws that may be instituted in any U.S. federal or New York state court in the Borough of Manhattan in the City, County and State of New York, United States of America in any manner permitted by applicable law. Such appointment shall be irrevocable unless and until replaced by an agent reasonably acceptable to the Trustee. The Subsequent Guarantor represents and warrants that the Authorized Agent has agreed to act as said agent for service of process, and the Issuer agrees to take any and all action, including the filing of any and all documents and instruments, that may be necessary to continue such appointment in full force and effect as aforesaid. The Subsequent Guarantor agrees that service of process upon the Authorized Agent and written notice of such service to the Subsequent Guarantor shall be deemed, in every respect, effective service of process upon the Subsequent Guarantor in any such legal suit, action or proceeding. The Subsequent Guarantor hereby irrevocably waives, to the fullest extent permitted by applicable law, any and all right to trial by jury in any legal proceeding arising out of or relating to the Supplemental Indenture, the Indenture, the Notes and the Note Guarantees or the transactions contemplated hereby, and any action arising under U.S. federal or state securities laws.

7. NEW YORK LAW TO GOVERN. THIS SUPPLEMENTAL INDENTURE, THE NOTES AND THE NOTE GUARANTEES SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF NEW YORK, WITHOUT GIVING EFFECT TO APPLICABLE PRINCIPLES OF CONFLICTS OF LAW TO THE EXTENT THAT THE APPLICATION OF THE LAWS OF ANOTHER JURISDICTION WOULD BE REQUIRED THEREBY.

8. Counterparts. The parties may sign any number of copies of this Supplemental Indenture. Each signed copy shall be an original, but all of them together represent the same agreement.

9. Effect of Headings. The Section headings herein are for convenience only and shall not affect the construction hereof.

10. The Trustee. The Trustee shall not be responsible in any manner whatsoever for or in respect of the validity or sufficiency of this Supplemental Indenture or for or in respect of the recitals contained herein, all of which recitals are made solely by the Subsequent Guarantor and the Issuer.

IN WITNESS WHEREOF, the parties hereto have caused this Supplemental Indenture to be duly executed and attested, all as of the date first above written.

Dated: _______________,

[Subsequent Guarantor]

By:
Name:
Title:

cazoo GROUP LTD

By:
Name:
Title:

U.S. Bank Trust Company, National Association,
as Trustee

By:
Name:
Title:

EXHIBIT E

FORM OF SOLVENCY CERTIFICATE

This solvency certificate (this “Certificate”) is delivered by Cazoo Group Ltd (the “Issuer”) in connection with the Indenture dated as of December 6, 2023 (as amended, restated, supplemented or otherwise modified from time to time, the “Indenture”) (undefined capitalized terms used herein shall have the meanings set forth in the Indenture) between the Issuer, U.S. Bank Trust Company, National Association, as trustee, paying agent, transfer agent and registrar, and GLAS Trust Corporation Limited, as security agent.

I hereby certify as follows in my capacity as [Director]/[Chief Financial Officer] of the Issuer, and not individually:

1. I am, and at all pertinent times mentioned herein, have been [a]/[the] duly qualified and acting [Director]/[Chief Financial Officer] of the Issuer. In such capacity I have responsibility for the overall management of the financial affairs of the Issuer and the preparation of the financial statements of the Issuer. I am familiar with the properties, business, assets and liabilities of the Issuer and its business plans for the foreseeable future. I am authorized to execute this Certificate on behalf of the Issuer.

2. In connection with the preparation of this Certificate, I have made such investigations and inquiries as I deem necessary and reasonably prudent therefor and to accurately make the certifications expressed herein. The financial information and assumptions which underlie and form the basis for the representations made in this Certificate were reasonable when made and continue to be reasonable as of the date hereof. Specifically, I have [add description of underlying investigation].

Based on the foregoing, on behalf of the Issuer, I have reached the following conclusions:

(A)	As of the date hereof, after the incurrence of the Permitted Collateral Lien:

(i)	the fair value of the assets of the Issuer, on a consolidated basis, are in excess of the total amount of its debts and other liabilities (including, without limitation, contingent and prospective liabilities, computed as the amount that, in light of all the facts and circumstances now existing, represents the amount that can reasonably be expected to become an actual or matured liability);

(ii)	the present fair saleable value of the assets of the Issuer, on a consolidated basis, is greater than its total liability on its existing debts as such debts become absolute and matured; and

(iii)	the Issuer is able to pay its debts as they fall due and has not (a) been deemed or declared to be unable to pay its debts under applicable law, (b) suspended or threatened to suspend making payments on any of its debts or, by reason of actual or anticipated financial difficulties, or (c) commenced negotiations with one or more of its creditors with a view to rescheduling any of its indebtedness.

(B)	The Issuer is not subject to bankruptcy, insolvency, voluntary or judicial liquidation, composition with creditors, compromise agreement or assignment with any creditor of the Issuer, reprieve from payment, controlled management, claims of fraudulent conveyance that would reasonably be expected to result in a judgment that the Issuer would be unable to satisfy, general settlement with creditors, reorganization or similar laws affecting the rights of creditors generally.

(C)	The Issuer is not, on the date hereof and will, as a result of its incurrence of the Permitted Collateral Lien, not be in a state of cessation of payments.

(D)	No application has been made by the Issuer or, as far as the Issuer is aware, by any other person for the appointment of a liquidator, receiver, administrative receiver, administrator, compulsory manager or similar officer pursuant to any insolvency or similar proceedings.

(E)	No application has been made by the Issuer for a voluntary winding-up or liquidation nor has any judicial winding-up or liquidation been commenced or initiated against the Issuer nor has any suspension of payments, moratorium of any indebtedness, winding-up, dissolution, administration or reorganization (by way of voluntary arrangement, scheme of arrangement or otherwise) of the Issuer been initiated against the Issuer.

(F)	No corporate action, legal proceedings or other procedure or step has been taken in relation to any expropriation, attachment, sequestration, distress or execution or any analogous process in any jurisdiction affects any asset or assets of the Issuer.

“Fair saleable value” means the amount that could be obtained for assets within a reasonable time, either through collection or through sale under ordinary selling conditions by a capable and diligent seller to an interested buyer who is willing (but under no compulsion) to purchase.

None of the Issuer, or any of its Subsidiaries intends, in incurring the Permitted Collateral Lien or in incurring (by way of assumption or otherwise) any related obligations or liabilities (contingent or otherwise), to disturb, delay, hinder or defraud either present or future creditors or other Persons to which the Issuer or any of its Subsidiaries is or are intended to become, on or after the date hereon, indebted.

****

E-1

EXHIBIT F

AGREED SECURITY PRINCIPLES

The parties have agreed and acknowledged that their rights and obligations in relation to this transaction in respect of (i) the giving or taking of guarantees; (ii) the giving or taking of security; and (iii) all the rights and obligations associated with such giving or taking of guarantees and security, shall be subject to and limited by the agreed security principles set out in this Exhibit (the “Agreed Security Principles”).

The Agreed Security Principles embody the recognition by all parties that there may be certain legal and practical difficulties in obtaining effective or commercially reasonable guarantees and security from third party security providers, the Issuer and the Guarantors (the “Security Providers”) in each jurisdiction in which it has been agreed that the Security Providers will grant guarantees and security. In particular:

(a)	general law and statutory limitations, financial assistance, capital maintenance, corporate benefit, fraudulent conveyance, preference, insolvency or “thin capitalization” rules, retention of title claims and similar principles may limit the ability of a member of the group to provide a guarantee or security or may require that the guarantee or security be limited by an amount or otherwise;

(b)	subject to the guarantee limitations set out in the Indenture, each guarantee will be an upstream, cross-stream and downstream guarantee for all liabilities of the Issuer and Guarantors under the Notes, the Note Guarantees and the Indenture in accordance with, and subject to, the requirements of the Agreed Security Principles in each relevant jurisdiction. Security Documents will, subject to the applicable “guarantee” limitations, secure the guarantee obligations of the relevant security provider or, if such security is provided on a third party basis, all liabilities of the Issuer and Guarantors under the Notes, the Note Guarantees and the Indenture, in each case in accordance with, and subject to, the requirements of the Agreed Security Principles in each relevant jurisdiction;

(c)	subject to the other provisions in these Agreed Security Principles, Collateral will be limited to security over the shares in each Guarantor, all intragroup receivables owed to the Issuer and each Guarantor, all bank accounts of the Issuer and each Guarantor and for Guarantors incorporated in England and Wales, a customary floating charge over substantially all assets (including intellectual property);

(d)	the relevant member of the group or security provider shall use all reasonable endeavors to assist in demonstrating that adequate corporate benefit accrues to each relevant member of the group or security provider and to overcome any such other limitations to the extent reasonably practicable;

(e)	in determining whether or not security shall be taken and/or perfected, due regard shall be made to the applicable cost and a cost/benefit analysis, which shall include that no incremental costs must be incurred and no administrative burden or material inconvenience to the ordinary course of operations of the provider of any security interest must be assumed which is disproportionate to the benefit obtained by the beneficiaries of that security interest;

(f)	the granting or perfection of security, as required, and other legal formalities will be completed as soon as practicable and, in any event, within the time periods specified in the Security Documents therefore or (if earlier or to the extent no such time periods are specified in the Security Documents) within the time periods specified by applicable law in order to ensure due perfection;

(g)	an entry of any security interest created by the Issuer pursuant to a Security Document to which it is a party shall be made in the register of mortgages and charges of the Issuer to comply with section 54 of the Companies Act (As Revised) of the Cayman Islands;

F-1

(h)	certain supervisory board, works council or other external body consent or advice may be required to enable a member of the group to provide a guarantee or security; such guarantee and/or security shall not be provided unless such consent or advice has been received provided that reasonable endeavors have been used by the relevant member of the group to obtain the relevant consent or advice to the extent reasonably practicable and permissible by law, regulation and custom;

(i)	any Subsidiary of the Issuer will not be required to give guarantees or enter into Security Documents if they are not wholly-owned by another member or members of the group, provided that no Subsidiary shall be excluded solely as a result of any disposition, sale or other transfer of the equity interests in such Subsidiary if, prior to such disposition, sale or transfer, such Subsidiary was a Guarantor unless (x) such disposition, sale or transfer was consummated for fair market value (as determined by the Issuer acting in good faith) and on an arms’ length basis to a bona fide third party and (y) the primary purpose of such disposition was not the release of the Guarantee by such Subsidiary nor of the Liens securing the Notes on the equity interests in such Subsidiary; provided, further, that such Guarantor shall only be released from its Guarantee if (i) no Event of Default exists or will otherwise result from such transaction and (ii) after giving pro forma effect to such release and the consummation of the transaction that causes such Person to cease to be a Guarantor, the Issuer is deemed to have made a new investment in such Subsidiary in an amount equal to the portion of the fair market value of the net assets of such Person attributable to the Issuer’s or any Restricted Subsidiary’s equity interest therein as determined by the Issuer in good faith and such investment is permitted under the Indenture;

(j)	it is acknowledged that in certain jurisdictions, it may be impossible, impractical, or disproportionately costly to create guarantees or security over certain categories of assets, in which event guarantees or security will not be taken over such assets;

(k)	each Security Document shall expressly provide that, with respect to the grant of a floating charge, no transaction security is granted over or in respect of Excluded Assets, provided that (a) immediately following Closing, reasonable commercial efforts shall be made by the Board of Directors of the relevant member of the Group to seek consents of third parties where required in relation to any Excluded Assets to enable such assets to be part of the transaction security, provided that the board is satisfied that seeking the consent of the relevant party and the extent of the consent requested would not have, or cannot reasonably be expected to have, a material adverse effect on the business and/or liquidity of the Group (taken as a whole) or of Cazoo Ltd, (b) all fixed charges shall create first priority security over the relevant assets and (c) there shall be no assets (Excluded Assets or otherwise) excluded from any fixed or floating charges granted by Cazoo Holdings Limited;

(l)	members of the group will not be required to give guarantees or enter into Security Documents if (or to an extent) it is not within the legal capacity of the relevant members of the group or if the same would entail a significant risk of violating the fiduciary duties of those directors or contravening any contractual or legal prohibition or restriction or resulting in personal or criminal liability on the part of any officer;

(m)	Security Documents will, where possible and practical, automatically create security over future assets of the same type as those already secured; where local law requires supplemental pledges to be delivered in respect of future acquired assets in order for effective security to be created over that class of asset, such supplemental pledges shall be provided;

(n)	any assets (other than (i) shares, and (ii) except in the case of Cazoo Ltd, bank accounts and intra group receivables) subject to pre-existing third-party arrangements which are permitted by this Indenture and which prevent those assets from being charged or assigned will be excluded from any fixed charges under any relevant Security Document, provided that all reasonable endeavors to obtain consents or waivers to subject any such assets to transaction security shall be used by the relevant security grantor;

(o)	no fixed or floating charges shall be required to be granted over or in respect of any Restricted Cash Account for so long as the relevant account remains restricted in favor of the relevant account bank or any of its Affiliates;

(p)	to the extent that any intra-group receivables are owed to Cazoo Ltd (in its capacity as intra-group creditor), it shall agree to be subordinated in respect of such claims at all times subject to the terms of the Subordination Deed; and

(q)	the Liens on the Collateral will be limited as necessary to recognize certain limitations arising under or imposed by local law and defenses generally available to providers of Collateral (including those that relate to fraudulent conveyance or transfer, voidable preference, financial assistance, corporate purpose or benefit, capital maintenance or similar laws, regulations or defenses affecting the rights of creditors generally) or other considerations under applicable law.

F-2

EXHIBIT G

FUNDAMENTAL INTERCREDITOR RIGHTS

Capitalized terms used in this Exhibit G without definition shall have the meaning assigned thereto in the Indenture.

(a) Any Intercreditor Agreement shall reflect the following fundamental intercreditor rights:

(i)	obligations under the Notes and the Note Guarantees shall rank pari passu in right and priority of payment with any Pari Passu Indebtedness, any Super Senior Hedging Liabilities and any obligations under any other hedging agreements permitted to be secured on a senior ranking pari passu basis with the Notes and Note Guarantees (“Pari Passu Hedging Liabilities”);

(ii)	the Shared Collateral shall rank and secure the obligations under the Notes and the Note Guarantees (as applicable under the relevant Security Document), any Pari Passu Indebtedness, any Super Senior Hedging Liabilities and any Pari Passu Hedging Liabilities pari passu provided that all amounts received or recovered by any security agent in connection with the realization of the Shared Collateral or on an enforcement or a distressed disposal of assets comprising part of the Shared Collateral or otherwise for application in accordance with the payments waterfall in any Intercreditor Agreement shall be applied such that, among other things, payments of any Super Senior Hedging Liabilities (the creditors of such liabilities being the “Super Senior Hedging Counterparties”) shall be applied pari passu and pro rata among such Super Senior Hedging Liabilities, and in priority to payments in respect of the obligations under the Notes and the Note Guarantees, any Pari Passu Indebtedness and any Pari Passu Hedging Liabilities (together, the “Pari Passu Liabilities” and the creditors of such liabilities being the “Pari Passu Creditors”), which shall be applied pari passu and pro rata among such Pari Passu Liabilities;

(iii)	any Intercreditor Agreement shall not restrict payments in respect of any obligations under Pari Passu Indebtedness or obligations under the Pari Passu Indebtedness or under the Notes or the Note Guarantee (together, the “Pari Passu Creditor Obligations”) or any obligations under any Super Senior Hedging Liabilities except that, following the occurrence of an acceleration event under any Pari Passu Indebtedness, the Notes under the Indenture or any Super Senior Hedging Liabilities or certain events of bankruptcy or insolvency, neither the Issuer nor the Restricted Subsidiaries (the “Debtors”) may make and no Pari Passu Creditors or Super Senior Hedging Counterparties may receive payments of the Pari Passu Creditor Obligations or the Super Senior Hedging Liabilities, respectively, except amounts distributed in accordance with such Intercreditor Agreement;

(iv)	upon any of the Liens becoming enforceable, enforcement decisions under the Shared Collateral documents will be made by the instructing group (“Instructing Group”) being (i) at any time on or after the discharge of the Pari Passu Liabilities in full or subject to customary step-in events, the Super Senior Hedging Counterparties whose super senior credit participations represent more than 66 2/3% of the aggregate super senior credit participations in respect of any Super Senior Hedging Liabilities (the “Majority Super Senior Hedging Counterparties”) and/or (ii) the Pari Passu Creditors whose senior secured credit participations represent more than 50% of the aggregate senior secured credit participations in respect of the Pari Passu Liabilities (the “Majority Senior Secured Creditors”), on a euro-for-euro basis and, in each case, subject to the consultation period referred to below and provided that such instructions are consistent with the Enforcement Principles (as defined below). No Secured Creditor shall have any independent right to enforce any of the Liens or to instruct or require the security agent to enforce any of the Shared Collateral documents except as instructed by the Instructing Group. Any instructions given by the Instructing Group will be binding on all of the Secured Creditors;

(v)	the Security Agent shall enforce or restrain from enforcing any transaction security in a manner aimed to maximize the recoveries for Secured Liabilities in so far as is consistent with the terms of any Intercreditor Agreement and subject to the Enforcement Principles (taking into account, among other things, the manner of enforcement) to be agreed amongst the relevant Secured Creditors under the relevant Intercreditor Agreement;

(vi)	prior to giving any instructions to the security agent to commence enforcement of all or part of the Shared Collateral and/or the requesting of a distressed disposal in respect of assets subject to the Shared Collateral and/or the release or disposal of claims (“Enforcement”), the relevant representative of the Secured Creditors shall notify the representatives in respect of the other relevant Secured Creditors that the applicable Shared Collateral has become enforceable. As soon as reasonably practicable after receipt of such a notice instructing the security agent to solicit instructions to enforce security given by the Majority Super Senior Hedging Counterparties (if any) and/or the Majority Senior Secured Creditors, the security agent shall distribute such notice to the relevant addressees, following which such representatives will consult in good faith with each other and the security agent for a period of 15 days from the date such notice is received by such persons (or such shorter period as the relevant parties may agree) with a view to coordinating the instructions to be given by an Instructing Group and agreeing an enforcement strategy (the “Consultation Period”);

(vii)	no such consultation shall be required where (a) the Shared Collateral is enforceable due to an insolvency event affecting the Issuer, any other borrower or guarantor of any Secured Liabilities, or any subsidiary that is a “Significant Subsidiary” or “Material Company” as may be defined in the documentation in respect of the Secured Liabilities (each a “Relevant Company”); or (b) the relevant Instructing Group determines in good faith (and notifies each other representative of the Secured Creditors) that any delay caused by such consultation could reasonably be expected to reduce the amount likely to be realized to a level such that the Super Senior Hedging Liabilities (if any) would not be discharged in full or to have a material adverse effect on the ability to effect an Enforcement or a distressed disposal and, in each case any instructions will be limited to those necessary to protect or preserve the interests of the Secured Creditors on behalf of which the relevant Instructing Group is acting and the security agent shall act in accordance with the instructions first received;

(viii)	subject to the paragraph below, in the event that conflicting instructions (and for these purposes silence is deemed to be a conflicting instruction) are received from either Instructing Group by the end of the Consultation Period (which have not be resolved), the security agent shall enforce the Shared Collateral and/ or refrain from enforcing the Shared Collateral and/or take the relevant other enforcement action in accordance with the instructions provided by the Majority Senior Secured Creditors, in each case, provided such instructions are consistent with the Enforcement Principles;

(ix)	if any Super Senior Hedging Liabilities have been incurred and (a) the Super Senior Hedging Liabilities have not been repaid in full in cash within six months of the end of the Consultation Period; (b) the security agent has not commenced any Enforcement (or any transaction in lieu) or other enforcement action within three months of the end of the Consultation Period; or (c) an insolvency event has occurred with respect to a Relevant Company and the security agent has not commenced any Enforcement (or any transaction in lieu) or other enforcement action at that time with respect to such Relevant Company, then the security agent shall thereafter follow any instructions that are subsequently given by the Majority Super Senior Hedging Counterparties (provided such instructions are consistent with the Enforcement Principles) to the exclusion of any given by the Majority Senior Secured Creditors;

(x)	any Intercreditor Agreement will contain (a) customary turnover and distressed disposal provisions (for the avoidance of doubt, distressed disposal will be defined to only apply to distressed disposals in respect of assets that are subject of the Shared Collateral), (b) customary anti-layering provisions and (c) customary subordination provisions regarding shareholder and/or intra-group liabilities. (for the avoidance of doubt, (x) shareholder creditors will not be required but will, at their discretion, be permitted to accede to the Intercreditor Agreement in order to subordinate their claims; and (y) there will be no requirement to grant Liens over any shareholder liabilities in favor of the Secured Parties);

(xi)	any Intercreditor Agreement shall include provisions such that if, for any reason, any of the Pari Passu Creditor Obligations remain unpaid after the date enforcement action is taken and the resulting losses are not borne by the Pari Passu Creditors in the proportions which their respective exposures at such enforcement date bore to the aggregate exposures of all of the Pari Passu Creditors at such enforcement date, the Pari Passu Creditors will make such payments among themselves as the security agent shall require to put the Pari Passu Creditors in such a position that (after taking into account such payments) those losses are borne in those proportions. The Trustee will not be required to make payments if it has distributed amounts received to Holders of the Notes and did not have actual notice on the date of such distribution of the obligation to make such equalization payments;

(xii)	if in relation to any request for a vote, action or decision to be taken by any group of Pari Passu Creditors as required under any Intercreditor Agreement (including, without limitation, for the purpose of constituting the Instructing Group as defined above), any Pari Passu Creditor within such respective class fails to vote in favor of or against such request, or fails to provide details of its relevant participation or liabilities owed to it to the security agent within 30 Business Days from the date on which notice of such request, action or decision was given to all the Pari Passu Creditors then eligible to vote thereon, then that Pari Passu Creditor’s participation and/or liabilities owed to it shall be deemed to be zero for the purpose of calculating the relevant total participations and/or liabilities when ascertaining whether any relevant percentage has been obtained to carry that vote or approve that action or decision;

(xiii)	any Intercreditor Agreement shall permit, on customary terms, the refinancing of:

(a)	any Pari Passu Creditor Obligations with other senior secured equal ranking debt and for such new indebtedness to be ranked equally with other Pari Passu Creditor Obligations (including sharing in the Shared Collateral), provided that such debt is permitted to be incurred under the terms of the relevant credit documentation in respect of (1) any Pari Passu Creditor Obligations that will remain following such refinancing and (2) any Super Senior Hedging Liabilities; and

(b)	any Super Senior Hedging Liabilities with other senior secured equal ranking hedging liabilities and for such new indebtedness to be ranked senior to the Pari Passu Liabilities, provided that such debt is permitted to be incurred under the terms of the relevant credit documentation in respect of any Pari Passu Creditor Obligations;

(xiv)	the Intercreditor Agreement will also allow for accession by creditors of future indebtedness of the Issuer and/or the Debtors (which is permitted by or not restricted under the Notes and terms of the Indenture as senior subordinated creditors ranking subordinated in respect of payment to Pari Passu Creditor Obligations and secured on certain of the Collateral on a second or lesser-ranking basis (the “Future Senior Subordinated Debt”) and provided that the establishment of such future indebtedness complies with agreed parameters (if any) for the relevant class of such future indebtedness. Any such future indebtedness that is subordinated to the Senior Secured Debt and complies with agreed parameters (if any) for the establishment of senior subordinated debt shall be “Future Senior Subordinated Debt” for the purposes of the Intercreditor Agreement. Holders of Future Senior Subordinated Debt are “Future Senior Subordinated Creditors”. There will, subject to the agreement of the Security Agent, be a single Security Agent appointed to act at all times on behalf of all Senior Secured Creditors and Future Senior Subordinated Creditors;

(xv)	future Senior Subordinated Creditors will be subject to customary restrictions on enforcement (including customary standstill provisions and payment blocks) and customary provisions with regards to turnover, distressed disposal and value protection;

(xvi)	any Intercreditor Agreement will contain the guarantees and indemnities, in each case in a form substantially identical to the form of the Note Guarantees contained in the Indenture, for the benefit of Secured Creditors under the Pari Passu Indebtedness and the Super Senior Hedging Liabilities and such debt shall not be permitted to have the benefit of any other guarantees or indemnities not otherwise granted for the benefit of the Holders;

(xvii)	the Intercreditor Agreement will contain customary subordination provisions and restrictions relating to (x) the receivables owing from any member of the Group to any shareholder of the Issuer in respect of any existing or future loan (the “Shareholder Debt Liabilities”) made to the Issuer or any of its Restricted Subsidiaries (each a “Shareholder Subordinated Lender”) and such Shareholder Subordinated Lenders shall accede to the Intercreditor Agreement in respect of such Shareholder Debt Liabilities, and (y) certain members of the Group that lend to a Debtor (each an “Intragroup Lender”) that will accede to the Intercreditor Agreement with respect to the loans or indebtedness owing from such Debtor to such member of the Group in respect of intra-group loans (the “Intra-Group Liabilities”); and

(xviii)	any Intercreditor Agreement shall be governed by the laws of England and Wales.

b. The Shared Collateral will only be released, and Liens will only be granted on the assets the subject of the Shared Collateral, to the extent permitted under (or not prohibited by) the Indenture, the documents governing the terms of the Pari Passu Indebtedness, the documents governing the terms of any Super Senior Hedging Liabilities and the documents governing the terms of the Future Senior Subordinated Debt, and the terms for release of the Shared Collateral will be substantially similar to the terms of the release of the Note Guarantees in the Indenture (including as to the release and retaking of any of the Shared Collateral in order to give effect to any future incurrence of Indebtedness or a refinancing of any Indebtedness that shares in the Shared Collateral).

c. Each Intercreditor Agreement will have an intercreditor agent or security agent who acts on behalf of all of the Super Senior Hedging Counterparties (if any), the Future Senior Subordinated Creditors (if any) and the Pari Passu Creditors, including the Holders of the Notes and the Trustee.

d. Any Intercreditor Agreement may contain provisions in addition to those described above to the extent necessary or desirable to enable the Issuer or any of its Restricted Subsidiaries to enter into and consummate corporate, financing and other transactions. Provided such provisions do not conflict with the Fundamental Intercreditor Rights described above, and provided that such Intercreditor Agreement contains such provisions as are customarily requested by note trustees when entering into intercreditor agreements on behalf of Holders of Notes, the Trustee shall enter into such Intercreditor Agreements on behalf of the Holders of Notes.

e. In the event there is an inconsistency or conflict as contained in this Indenture, on the one hand, and any Intercreditor Agreement, on the other hand, the provisions contained in such Intercreditor Agreement shall prevail and apply.

f. For the purpose of these Fundamental Intercreditor Principles, “Enforcement Principles” shall include the following:

1.	Definitions:

“Competitive Sales Process” means any public auction or other competitive sale process conducted in accordance with the advice of a Third Party Adviser as selected by the Security Agent (it being acknowledged that the Security Agent shall have no obligation to select or engage any Third Party Adviser unless it shall have been indemnified and/or secured and/or prefunded to its satisfaction) with a view to obtaining the best price reasonably obtainable taking into account all relevant circumstances in which the relevant Secured Creditors are entitled to participate as prospective buyers and/or financiers (including as part of a consortium).

For the purposes of this definition, "entitled to participate" shall be interpreted to mean:

(i)	that any offer, or indication of a potential offer, that a holder of any Secured Liabilities makes shall be considered by those running the Competitive Sales Process against the same criteria as any offer, or indication of a potential offer, by any other bidder or potential bidder; and

(ii)	any holder of any Secured Liabilities that is considering making an offer in any Competitive Sales Process is provided with the same information, including any due diligence reports, and access to management that is being provided to any other bidder at the same stage of the process.

If, after having applied the same criteria referred to in paragraph (i) above, the offer or indication of a potential offer made by a holder of any Secured Liabilities is not considered by those running the Competitive Sales Process to be sufficient to continue in the sales process, such consideration being against the same criteria as any offer, or indication of a potential offer, by any other bidder or potential bidder (such continuation may include being invited to review additional information or being invited to have an opportunity to make a subsequent or revised offer, whether in another round of bidding or otherwise), then the right of a holder of any Secured Liabilities under any Intercreditor Agreement to so participate shall be deemed to be satisfied.

“Enforcement Objective” means maximising, to the extent consistent with a prompt and expeditious realisation of value and with the rights and obligations of the Security Agent under the Intercreditor Agreement, the value realised from Enforcement; and

“Fairness Opinion” means, in respect of any Enforcement, an opinion from a reputable, independent and internationally recognised investment bank, firm of accountants or third party professional firm which is regularly engaged in issuing such opinions (a "Third Party Adviser") that the proceeds received or recovered in connection with that Enforcement are fair from a financial point of view taking into account all relevant circumstances.

2.	Any enforcement of transaction security shall be consistent with the Enforcement Objective, provided that the Security Agent shall have no obligation to postpone (or request the postponement of) any distressed disposal or liabilities sale in order to achieve a higher price.

3.	Without prejudice to the Enforcement Objective, the transaction security will be enforced and other action as to Enforcement will be taken such that either:

(a)	to the extent the relevant Instructing Group is the Majority Super Senior Hedging Counterparties, all proceeds of enforcement are received by the Security Agent in cash for distribution in accordance with the section of the relevant Intercreditor Agreement governing application of proceeds; or

(b)	to the extent the relevant Instructing Group is the Majority Senior Secured Creditors either:

(i)	all proceeds of Enforcement are received by the Security Agent in cash for distribution in accordance with the section of the relevant Intercreditor Agreement governing application of proceeds; or

(ii)	sufficient proceeds from Enforcement will be received by the Security Agent in cash to ensure that, when the proceeds are applied in accordance with the section of the relevant Intercreditor Agreement governing application of proceeds, all Super Senior Hedging Liabilities would be fully and finally discharged to the satisfaction of each Super Senior Hedging Counterparty.

4.	On:

(a)	a proposed Enforcement in relation to assets forming part of the Shared Collateral other than shares in a member of the Group over which transaction security exists, where the aggregate book value of such assets exceeds £5,000,000 (or its equivalent in any other currency or currencies); or

(b)	a proposed Enforcement in relation to Shared Collateral comprising some or all of the shares in a member of the Group over which transaction security exists,

which, in either case, is not being effected through a Competitive Sales Process, the Security Agent shall, if requested by the Majority Super Senior Hedging Counterparties or the Majority Senior Secured Creditors, appoint a Third Party Adviser to provide a Fairness Opinion in relation to that Enforcement, provided that the Security Agent shall not be required to appoint a Third Party Adviser nor obtain a Fairness Opinion if a proposed Enforcement:

(i)	is in accordance with any applicable law; and

(ii)	complies with section of the relevant Intercreditor Agreement governing distressed disposals.

5.	The Security Agent shall be under no obligation to appoint a Third Party Adviser or to seek the advice of a Third Party Adviser unless expressly required to do so by these Enforcement Principles or any other provision of the relevant Intercreditor Agreement.

6.	The Fairness Opinion (or any equivalent opinion obtained by the Security Agent in relation to any other Enforcement of the transaction security that such action is fair from a financial point of view after taking into account all relevant circumstances) will be conclusive evidence that the Enforcement Principles have been met.

7.	In the absence of written notice from a Secured Creditor or group of Secured Creditors, that such Secured Creditor(s) object to any enforcement of any transaction security on the grounds that such enforcement action does not aim to achieve the Enforcement Objective, the Security Agent is entitled to assume that such enforcement of any Transaction Security is in accordance with the Enforcement Objective.

8.	If the Security Agent is unable to obtain a Fairness Opinion after attempting to do so (and after considering making such modifications to the enforcement process as may be reasonably available and consistent with the Enforcement Principles to obtain such opinion) because such opinions are not generally available in the market in such circumstances it shall notify each Senior Creditor (or their agent, representative or trustee) and may proceed to enforce any transaction security without needing to demonstrate (by way of a Fairness Opinion or otherwise) that such enforcement is aiming to achieve the Enforcement Objective.

EXHIBIT H

Agreed Form Intra-Group Loan Agreement

Weil, Gotshal & Manges (London) LLP 110 Fetter Lane London EC4A 1AY +44 20 7903 1000 main tel +44 20 7903 0990 main fax weil.com

________________________ 2023

INTERCOMPANY LOAN AGREEMENT

between

[●]
as Lender

and

[●]
as Borrower

TABLE OF CONTENTS

		Page No.

1	DEFINITIONS AND INTERPRETATIONS	1
2	THE LOAN	3
3	INTEREST	3
4	PREPAYMENT AND REPAYMENT	3
5	PAYMENTS	4
6	EVENTS OF DEFAULT	4
7	ASSIGNMENT	4
8	SUBORDINATION	5
9	EXERCISE OF RIGHTS	5
10	NOTICES	5
11	COUNTERPARTS	5
12	GOVERNING LAW	5
13	THIRD PARTY RIGHTS	5

i

THIS INTERCOMPANY LOAN AGREEMENT (the “Agreement”) is made on ______________ 2023 between the following parties:

(1)	[●] a [limited liability company incorporated in England and Wales] / [an exempted company incorporated under the laws of the Cayman Islands] with registered number [●] and having its registered office at [●] (the “Lender”); and

(2)	[●] a [limited liability company incorporated in England and Wales] / [an exempted company incorporated under the laws of the Cayman Islands] with registered number [●] and having its registered office at [●] (the “Borrower”).

WHEREAS

The Borrower requested, and the Lender has agreed to make, the Loan on the terms of this Agreement.

IT IS AGREED as follows

1	DEFINITIONS AND INTERPRETATIONS

1.1	In this Agreement, unless the context requires otherwise, the capitalised terms set out below have the following meanings:

“Acceleration Event” has the meaning ascribed to that term in Clause 6;

“Business Day” means any day, other than a Saturday or Sunday or public holiday, on which banks are normally open for general business in London;

“Compounded Reference Rate” means the percentage rate per annum which is the Daily Non-Cumulative Compounded RFR Rate on a RFR Banking Day in respect of SONIA (sterling overnight index average) reference rate displayed on the relevant screen of any authorised distributor of that reference rate;

“Daily Non-Cumulative Compounded RFR Rate” means, in relation to any RFR Banking Day during an Interest Period, the percentage rate per annum determined by the Lender (or its delegate) in accordance with the methodology set out in Schedule 1 (Daily Non-Cumulative Compounded RFR Rate);

“Event of Default” means: (a) the Borrower fails to pay any sum payable by it under this Agreement when due, unless the Borrower’s failure to pay is caused solely by an administrative error or technical problem and payment is made within 5 Business Days of its due date; or (b) the Borrower fails (other than by failing to pay) to comply with any provision of this Agreement and such default is not remedied within 20 Business Days of the Lender notifying the Borrower of the Event of Default and the remedy required;

“Final Discharge Date” means the date on which the liabilities owed to the Noteholders have been fully and finally discharged to the satisfaction of the Trustee;

“GBP” or “Sterling” or “£” means the lawful currency of the United Kingdom;

“Gilt Rate” means the yield to maturity as of such repayment date of United Kingdom government securities with a fixed maturity (as compiled by the Office for National Statistics and published in the most recent Financial Statistics that have become publicly available at least two Business Days in London prior to such prepayment (but not more than five (5) Business Days) (or, if such Financial Statistics are no longer published, any publicly available source of similar market data) selected in good faith by the Lender or its delegate (if any)) most nearly equal to the period from the prepayment date.

1

“Indenture” means the indenture entered into by Cazoo Group Ltd in respect of US$200 million aggregate principal amount of 4%/2% Cash/Payment-in-Kind Toggle Senior Secured Notes due 2027 (“Notes”);

[“Intercreditor Agreement” has the meaning given to such term in the Indenture;]

“Interest Rate” means a rate of 12% per annum;

“Loan” means a loan made or to be made under this Agreement an amount equal to £[●] or the principal amount outstanding for the time being for that loan;

“Loan Liabilities” means all present and future liabilities and obligations (actual or contingent), of the Borrower to the Lender arising in connection with the Loan and under the terms of this Agreement;

“Maturity Date” means the date corresponding to 5 Business Days after the maturity date of the Notes in accordance with the Note Documents (or any such later date as agreed between the Lender and the Borrower);

“Noteholders” means the holder of the notes issued under the Indenture;

[“Note Documents” has the meaning given to such term in the Indenture;]

[“Prepayment Premium” has the meaning ascribed to that term in Clause 4.2 of this agreement;]

“Payment” means, in respect of any Loan Liabilities (or any other liabilities or obligations), a payment, prepayment, repayment, redemption, defeasance or discharge of those Liabilities (or other liabilities or obligations);

“RFR Banking Day” means any day other than a Saturday or Sunday and a day on which the Securities Industry and Financial Markets Association (or any successor organisation) recommends that the fixed income departments of its members be closed for the entire day for purposes of trading in US Government securities;

“Security Document” has the meaning given to such term in the Indenture;

“Tax” or “Taxes” means all forms of taxation, duties, imposts, levies, VAT or contributions, or other charges or withholdings of a similar nature, and any associated interest, penalty, surcharge or fine; and

“Utilisation Date” means the date on which the Loan is advanced from the Lender to the Borrower.

1.2	In this Agreement:

(i)	the ejusdem generis rule shall not apply and general words shall not be given a restrictive meaning because they are preceded by words indicating a particular class of acts, matters or things or they are followed by particular examples intended to be embraced by the general words;

(ii)	the singular includes the plural and vice versa, and reference to any gender includes the other genders;

2

(iii)	references to “this Agreement” means this agreement as the same may be validly varied, amended, supplemented, restated, renewed, novated or replaced from time to time (in each case, however fundamentally);

(iv)	references to a “party” means a party to this Agreement and includes its assignees (if any) and/or the successors in title to substantially the whole of its undertaking (or, in the case of a natural person, his or her estate);

(v)	the table of contents and headings in this Agreement are for convenience only and shall not affect the interpretation of this Agreement; and

(vi)	references to Clauses are to clauses in this Agreement.

2	THE LOAN

On the date of this Agreement, the Lender shall lend the Loan to the Borrower by paying the amount of the Loan in cash by electronic transfer of immediately available funds to the account notified to it in writing by the Borrower.

3	INTEREST

3.1	Interest on the Loan shall accrue at the Interest Rate plus Compounded Reference Rate during the period from and including the date of this Agreement to and including the date of repayment and shall be calculated as if capitalised in accordance with Clause 3.2(b) below (or such other date as may be agreed by the Lender and Borrower), but shall only be payable in accordance with clause 3.2 below.

3.2	Interest which has accrued in accordance with clause 3.1 above shall be immediately payable and:

(a)	be paid in such portions and on such dates as may be agreed between the Lender and Borrower; and

(b)	to the extent not paid in accordance with Clause 3.2(a) above, be capitalised and added to the principal amount of the Loan outstanding on the date at the expiry of each 12 month period from the date of this Agreement (or such other date as may be agreed by the Lender and Borrower) and such capitalised interest shall thereafter be treated as part of the Loan and as an advance made hereunder.

3.3	Any interest accruing under this Agreement will accrue from day to day and is calculated on the basis of the actual number of days elapsed and a year of 365 days.

4	PREPAYMENT AND REPAYMENT

4.1	Repayment

Subject to Clause 4.2 (Prepayment Premium on Acceleration), the Borrower will repay the Lender the principal amount of the Loan, together with any other sum, including any fees or Prepayment Premium (as applicable), then owed by it to the Lender under this Agreement, on (i) the Maturity Date (or earlier on a date agreed between the Lender and the Borrower), (ii) an Acceleration Event, and (iii) such other date following the request of the Security Agent in accordance with the Security Documents.

4.2	Prepayment Premium on Acceleration

(a)	Any repayment or prepayment of the Loans prior to the Maturity Date following an occurrence of an Acceleration Event shall be subject to the payment of the Prepayment Premium.

3

(b)	“Prepayment Premium” means, for the purposes of paragraph (a) of this Clause 4.2, on the prepayment date, the excess (to the extent positive) of:

(i)	the present value at the date of prepayment of (A) 100% of the principal amount of the Loans to be prepaid (the “Prepayment Amount”) plus (B) all required and scheduled interest payments that would have otherwise have accrued on such Prepayment Amount from (and including) the date of such prepayment to (and including) the [fifth] anniversary of the Utilisation Date computed using a discount rate equal to the Gilt Rate as at the date of such prepayment date plus 50 basis points; over

(ii)	the principal amount of the Loans to be prepaid,

and assuming for the purposes of calculating the required interest payments due on such Loans, that the applicable Compounded Reference Rate would at all times be the higher of (x) the rate for offering of deposits for a 3 month period and (y) [zero]1 per cent, in each case as calculated by the Lender or on behalf of the Lender by such person as the Lender shall designate, in each case, acting in good faith.

5	PAYMENTS

The Borrower shall make all payments hereunder in GBP (unless otherwise agreed with the Lender) at a place and in a manner reasonably required by the Lender and without set off or counterclaim and free and clear of and without deductions of or withholding of any Taxes or any other fees whatsoever present or future, except as may be required by law.

6	EVENTS OF DEFAULT

Subject to Clause 8 (Subordination), at any time after an Event of Default which is continuing the Lender may by notice to the Borrower:

(a)	immediately cancel all outstanding obligations of the Lender under this Agreement (and in such event, the Lender will have no further obligations hereunder); and/or

(b)	declare that the Loan (and all accrued interest premiums and other amounts outstanding under this Agreement) is immediately due and payable, whereupon such amount shall become immediately due and payable, each an “Acceleration Event”.

7	ASSIGNMENT

Neither party may assign its rights under this Agreement other than an assignment of rights by way of security pursuant to the terms of a Security Document or as otherwise agreed by the Security Agent (each as defined in the Indenture) or in accordance with the terms of the Indenture.

[1]	Weil Note to V&F: V&F to confirm.

4

8	SUBORDINATION

8.1	Restriction on Payment

(a)	Prior to the Final Discharge Date, there shall be no Payment owed to the Lender under this Agreement at any time unless:

(i)	unless there is an Event of Default occurred, the Borrower may make Payments in respect of the Loan Liabilities under this Agreement (whether of principal, interest or otherwise) from time to time when due;

(ii)	the Payment being made is explicitly permitted under the Indenture or the Security Agent (acting on the instructions of the Noteholders) otherwise consents such payment; or

(iii)	that Payment is made to facilitate the making of any payment to the Noteholders in accordance with the [Note Documents].

(b)	The Borrower shall not be released from the liability to make any Payment (including of default interest, which shall continue to accrue) under this Agreement by operational of this clause even if its obligation to make that payment is restricted at any time by the terms of this clause 8 (Restriction on Payment).

8.2	Restriction on Enforcement

The Lender shall not be entitled to (a) take any enforcement action in respect of any liabilities owed to it at any time prior to the Final Discharge Date unless otherwise directed by the Security Agent and (b) take any action to challenge any aspect (process, value or otherwise) of any enforcement action or other actions taken by the Security Agent in accordance with the terms of the [Note Documents].

8.3	Security

Prior to the Final Discharge Date, the Lender may not take, accept or receive the benefit of any Security, guarantee or indemnity or other loss in respect of the Loan Liabilities unless explicitly permitted under the terms of the Indenture or where the Security Agent (acting on the instructions of the Noteholders) has granted its consent.

9	EXERCISE OF RIGHTS

No failure to exercise or delay in exercising, any right, remedy or power hereunder shall operate as a waiver and nor shall any single or partial exercise preclude further or other exercise of the same or any other right, remedy or power hereunder.

10	NOTICES

Any communication under this Agreement must be in writing and, unless otherwise stated, may be given in person, by post or e-mail, and shall be effective on receipt. Such communication shall be sent to the relevant party at its address as set out at the beginning of the Agreement.

11	COUNTERPARTS

This Agreement may be executed in any number of counterparts which, when taken together shall constitute the same Agreement.

12	GOVERNING LAW

This Agreement (and any dispute, controversy, proceedings or claim of whatever nature arising out of or in any way relating to this Agreement or its formation or any act performed or claimed to be performed under it) shall be governed by and construed in accordance with English law and the parties submit to the exclusive jurisdiction of the English courts.

13	THIRD PARTY RIGHTS

A person who is not a party to this Agreement has no rights under the Contracts (Rights of Third Parties) Act 1999, or otherwise, to enforce or to enjoy the benefit of any terms of this Agreement.

5

SCHEDULE 1

Daily Non-Cumulative Compounded RFR Rate

The “Daily Non-Cumulative Compounded RFR Rate” for any RFR Banking Day “i” during an Interest Period for a Compounded Rate Loan is the percentage rate per annum (without rounding, to the extent reasonably practicable for the Finance Party performing the calculation, taking into account the capabilities of any software used for that purpose) calculated as set out below:

where:

“UCCDRi” means the Unannualised Cumulative Compounded Daily Rate for that RFR Banking Day “i”;

“UCCDRi-1” means, in relation to that RFR Banking Day “i”, the Unannualised Cumulative Compounded Daily Rate for the immediately preceding RFR Banking Day (if any) during that Interest Period;

“dcc” means 360 or, in any case where market practice in the Relevant Market is to use a different number for quoting the number of days in a year, that number;

“ni” means the number of calendar days from, and including, that RFR Banking Day “i” up to, but excluding, the following RFR Banking Day; and

the “Unannualised Cumulative Compounded Daily Rate” for any RFR Banking Day (the “Cumulated RFR Banking Day”) during that Interest Period is the result of the below calculation (without rounding, to the extent reasonably practicable for the Finance Party performing the calculation, taking into account the capabilities of any software used for that purpose):

where:

“ACCDR” means the Annualised Cumulative Compounded Daily Rate for that Cumulated RFR Banking Day, rounded to four decimal places or any other rounding precision that the Agent can facilitate;

“tni” means the number of calendar days from, and including, the first day of the Cumulation Period to, but excluding, the RFR Banking Day which immediately follows the last day of the Cumulation Period;

“Cumulation Period” means the period from, and including, the first RFR Banking Day of that Interest Period to, and including, that Cumulated RFR Banking Day;

“dcc” has the meaning given to that term above; and

the “Annualised Cumulative Compounded Daily Rate” for that Cumulated RFR Banking Day is the percentage rate per annum (rounded to four decimal places) calculated as set out below:

where:

“d0” means the number of RFR Banking Days in the Cumulation Period;

“Cumulation Period” has the meaning given to that term above;

“i” means a series of whole numbers from one to d0, each representing the relevant RFR Banking Day in chronological order in the Cumulation Period;

“DailyRatei-LP” means, for any RFR Banking Day “i” in the Cumulation Period, the Daily Rate for the RFR Banking Day which is the applicable Lookback Period prior to that RFR Banking Day “i”;

“ni” means, for any RFR Banking Day “i” in the Cumulation Period, the number of calendar days from, and including, that RFR Banking Day “i” up to, but excluding, the following RFR Banking Day;

“dcc” has the meaning given to that term above; and

“tni” has the meaning given to that term above.

[Cazoo – Intercompany Loan Agreement]

SIGNATORIES

THE LENDER	)
)
Signed by	)
for and on behalf of	)	[Director] / [Authorised Signatory]
[Insert name of Lender]	)

[Cazoo – Intercompany Loan Agreement]

THE BORROWER	)
)
Signed by	)
for and on behalf of	)	[Director] / [Authorised Signatory]
[Insert name of Borrower]	)

[Cazoo – Intercompany Loan Agreement]

SCHEDULE A

CONDITIONS PRECEDENT DOCUMENTS

1. Formalities Certificate and Constitutional Documents

(a) A copy of the constitutional documents of the Issuer and each Issue Date Guarantor

(b) A copy of resolutions of the director(s) of the Issuer and each Issue Date Guarantor:

(i)	approving the terms of, and the transactions contemplated by, the Indenture, the Subordination Deed, the Issue Date Security Documents and other Note Documents and resolving that it execute, deliver and perform its obligations under the Note Documents;

(ii)	authorizing a specified person or persons to execute the Note Documents on its behalf; and

(iii)	authorizing a specified person or persons, on its behalf, to sign and/or dispatch all documents and notices to be signed and/or dispatched by it under or in connection with the Note Documents;

(c) A specimen signature of each person authorized by the resolution referred to in paragraphs (b) above and (d) below in relation to the Note Documents and related documents;

(d) A copy of a resolution signed by all the holders of the issued shared in each Issue Date Guarantor approving the terms of, and the transactions contemplated by, the Note Document to which it is a party;

(e) Certificate from the Issuer and each Issue Date Guarantor (signed by an authorized signatory):

(i)	certifying that each copy document relating to it specified in paragraphs (a), (b) and (d) this Schedule A (Conditions Precedent Documents) are correct, complete and (to the extent executed) in full force and effect and has not been amended or superseded prior to the Issue Date; and

(ii)	confirming that, subject to the guarantee limitations set out in the Indenture and the Agreed Security Principles, borrowing, guaranteeing or securing, as appropriate, the aggregate principal amount of Notes would not cause any borrowing, guaranteeing, securing or similar limit binding on it (as relevant) to be exceeded.

2. Issue Date Security Documents

(a) A signed copy of the executed Subordination Deed, signed by the Issue Date Guarantors, the Issuer, Cazoo Ltd and any holder of Subordinated Shareholder Debt;

(b) Evidence of completion of the Assigned Receivables Transfers; and

(c) A signed copy of the following security documents (“Issue Date Security Documents”):

(i)	(to the extent not otherwise included in the debenture listed in paragraph (v) below) an English law governed security agreement between the Issuer and the Security Agent relating to a first priority fixed charge over the Issuer’s bank accounts in England;

(ii)	(to the extent not otherwise included in the debenture listed in paragraph (v) below)an English law governed first security agreement between the Issuer and the Security Agent relating to a first priority fixed charge over all intragroup receivables owed to the Issuer;

(iii)	(to the extent not otherwise included in the debenture listed in paragraph (v) below) an English law governed first security agreement between the Issuer and the Security Agent relating to a first priority fixed charge over all of the shares in Cazoo Holdings Ltd;

(iv)	an English law governed debenture between Cazoo Holdings Ltd and the Security Agent relating to (a) a first priority fixed charge over Cazoo Holdings Ltd’s bank accounts in England, including (but not limited to) the CHL Blocked Account, (b) a first priority fixed charge over all intragroup receivables owed to Cazoo Holdings Ltd, including (but not limited to) the receivables assigned by way of Assigned Receivables Transfers, (c) a first priority fixed charge over all of the shares in each relevant Guarantor and (d) a first priority qualifying floating charge over all of its assets (other than the Excluded Assets);

(v)	an English law governed debenture among the Issue Date Guarantors (other than Cazoo Holdings Ltd) and the Security Agent relating to (a) a first priority fixed charge over each Guarantor’s bank accounts (other than: (i) the Restricted Cash Accounts and (ii) in the case of Cazoo Ltd, bank accounts which are subject to pre-existing third-party arrangements which are permitted by the Indenture and which prevent those assets from being charged or assigned), (b) a first priority fixed charge over all intragroup receivables owed to each Guarantor (other than intragroup receivables owed to Cazoo Ltd which are subject to pre-existing third-party arrangements which are permitted by the Indenture and which prevent those assets from being charged or assigned, (c) a first priority fixed charge over all of the shares in each relevant Guarantor and (d) a first priority floating charge over substantially all of its assets, including intellectual property (other than the Excluded Assets and Restricted Cash Accounts); and

(vi)	an Irish law governed bank account charge over the Issuer’s and each Guarantor’s bank accounts in Ireland.